Form 10-K, Exhibit 13
period 2000-12-31
POLYONE CORP
filed 2001-03-28
CIK 1122976

                                                                   EXHIBIT 13.1

                                                   One team.       One resource.



                                   [GRAPHIC]



                                                              2000 ANNUAL REPORT



                                                                  [POLYONE LOGO]

Contents

Financial Highlights       1

Letter to Shareholders     2

PolyOne At a Glance        6

Results of Operations      8

Consolidated Statements
of Income                 13

Consolidated Balance      14
Sheets

Consolidated Statements
of Cash Flows             16

Consolidated Statements
of Shareholders' Equity   18

Notes to Consolidated
Financial Statements      19

Report of Independent
Auditors and Management
Report                    37

PolyOne Leadership Team   38

Shareholder Information   38

Board of Directors        39



On the cover

- The team at PolyOne's Pasadena, Texas, compound plant includes, from left, control board operator James Idzi, process engineer Bill Kelty and material handler Al J. Singleton.



PRESENTING


         PolyOne's

         inaugural

                   ANNUAL REPORT



- WE ARE PROUD TO SUBMIT the first annual report of PolyOne Corporation, which was formed on August 31, 2000, from the combination of The Geon Company and M.A. Hanna Company. As PolyOne, we are one team -- 9,000 people strong -- with 80 manufacturing sites worldwide. As the world's largest polymer services company, we are dedicated to being the key partner, the one resource that our customers depend on to meet their needs and achieve success.

     With this annual report, we aimed to produce a clear, concise document that is easy to use and understand. We departed from the practice of PolyOne's predecessor companies in that we did not include a section of detailed narrative information on the new Company. This information, highlighting PolyOne's industry, businesses, people and strengths, will appear in our first corporate brochure, which will be available after April 15, 2001.

     For complete information on PolyOne, we suggest that shareholders visit the Investor Relations section of our Web site, www.polyone.com. Here shareholders can find historic as well as recent information on PolyOne, including Securities and Exchange Commission filings, webcasts of conference calls, analyst presentations, past annual reports and our corporate brochure.

FINANCIAL HIGHLIGHTS

                                                                           Year Ended December 31
(Dollars in Millions, Except Per Share Data)                    2000                1999               1998
-------------------------------------------------------------------------------------------------------------
REPORTED RESULTS (1, 2)
  Sales                                                      $  1,887.8         $  1,261.2         $  1,284.4
  Operating income                                                 64.8               99.7               41.0
  Net income, before cumulative effect
    of a change in accounting                                      15.9              106.2               13.8
  Capital expenditures                                             62.7               60.1               40.7
  Depreciation and amortization                                    57.4               44.4               57.9
  Total debt(year end)                                            682.2              353.3              187.1
  Stockholders' equity(year end)                                  827.6              334.7              214.1
  Earnings per share, before cumulative effect
    of a change in accounting, diluted                       $     0.26         $     2.18         $     0.29
  Weighted-average common shares used to
    compute earnings per share(in millions, year end)              62.0               48.6               47.2

PRO FORMA RESULTS (1)
  Sales                                                      $  3,139.7         $  3,039.9         $  2,915.5
  Operating income                                                115.5              181.8              151.2
  Net income                                                       52.4               79.9               56.2
  Depreciation and amortization                                   101.6              104.3               95.4

Other data:
  Number of employees (year end)                                  9,000              3,100              2,400
  Employee and management stock ownership                            11%                14%                14%
  Stockholders (estimated at December 31)                        11,000              7,000              7,000

(1) See Management's Analysis on page 8 for a description of the audited reported results and the pro forma results giving effect to the merger.

(2) 1998 and 1999 represent Geon results only; 2000 represents eight months of Geon and four months of PolyOne.

CHECK OUT OUR WEBSITE:
-  www.polyone.com

2000
PRO FORMA

SALES BY SEGMENT*

Dollars in millions

PERFORMANCE PLASTICS $ 2,180
                          69%
         [PIE CHART]

ELASTOMERS
AND ADDITIVES           DISTRIBUTION
$ 507                   $ 482
   16%                     15%

*Excluding corporate, eliminations
 and other of $29.9 million

2000
PRO FORMA SALES
BY GEOGRAPHIC REGION

Dollars in millions

UNITED
STATES                  EUROPE
$ 2,490                 $ 362
     79%                   12%

         [PIE CHART]

OTHER                   CANADA
$ 59                    $ 229
   2%                       7%


1                                                            POLYONE CORPORATION

SHAREHOLDER LETTER



         we help people

                          WORK WONDERS WITH POLYMERS

[PICTURE OF THOMAS A. WALTERMIRE]               THOMAS A. WALTERMIRE
                                                Chairman of the Board, President
                                                and Chief Executive Officer

     TO OUR SHAREHOLDERS:

     ON SEPTEMBER 1,2000, WE LAUNCHED PolyOne Corporation by combining M.A. Hanna Company and The Geon Company. Our predecessor companies had long, proud traditions and distinct identities. Yet, we joined together because we both saw the opportunity to create the world's largest polymer services company. - PolyOne is much stronger than our predecessors, with a comprehensive offering of complementary products and services and a powerful presence in the global marketplace. Further, we gained a significant increase in market capitalization and liquidity. In sum, we are well positioned to pursue our mission of bringing our technical skills to people who make products from plastics and rubber - helping them create something special, something unique. We've distilled this mission to a simple phrase: "We Help People Work Wonders with Polymers." - Although we are feeling the effects of the weak U.S. economic climate and high energy costs, we are seizing many opportunities never available to Geon or M.A. Hanna. The talents of our people and the growth potential of our businesses fill us with excitement and confidence that our future is bright indeed.

"Our goal is to create a culture of excellence that engages everyone."

WHAT'S IN A NAME?

- PLENTY, WHEN THE NAME IS POLYONE. It communicates several characteristics that are important to our new company.

         Poly denotes our industry, polymer services. One works on multiple levels:

     -   One leader in whatever we do
     - One resource, a single source where our customers can find solutions to all their needs
     - One team - 9,000 people united by a common vision, core values, and a commitment to market leadership and shareholder value
     We developed our name internally, with the input of our employees but without the assistance of pricey consultants, because we felt that the people charged with building this organization could best express its verbal identity. We are proud of the result. Proud to be known as PolyOne.

-    TWO KEY TASKS: UNIFY THE TEAM, IMPROVE RESULTS

         On our first day as PolyOne, members of the leadership team were honored to ring the opening bell at the New York Stock Exchange in celebration of our new listing (NYSE: POL). To our delight, the gallery was filled with PolyOne employees who had trekked from our Farmingdale, New Jersey, site to share in the launch of our new company.

         What a heartening beginning! This spirit is all the more important because we are, in effect, merging more than a dozen cultures, given the large number of acquisitions that M.A. Hanna and Geon made. We are still hard at work on the integration of our operations, but I think by any measure, we've come a long way:

BUILDING A UNIFIED TEAM Beginning with our senior leadership team, we assembled a lineup as talented and experienced as any group in our industry. Through the efforts of these leaders, we integrated our business teams, particularly in vinyl compounds, engineered materials and colors, which are now known as Plastic Compounds and Colors (PCC).

         Within 60 days of our launch of PolyOne, we had named the key personnel in PCC, our largest business group, and had formed nine market-defined business teams. We have begun training our sales and marketing organization so we can offer customers one of the most comprehensive product lines in our industry. We continue to believe our customers will be the real winners, and their success will contribute to our growth.

         As part of our team-building, we defined a new mission and vision for our employees. The rollout of our vision, which began in late 2000, will engage all 9,000 PolyOne employees in discussions on how all of us can make the vision a reality. As a global services company harnessing multiple technologies, we view teamwork as an explicit part of our strategy. Our goal is to create a culture of excellence that engages everyone.

         We established the Founders Grant program,which awarded each employee 200 stock options, exercisable in three years. We did this because we believe every employee should be a shareholder and should benefit from the success we are creating.

IMPROVING OUR PERFORMANCE We are driving to attain earnings of $2.00 per share in 2003(1). To get there, we must increase operating income more than $150 million over the 1999 pro forma level. We know how to do this; already, we have identified more than $100 million in savings through reduced corporate overhead, purchasing improvements and asset rationalization, combined with business growth. Guided by this strategy, we have taken a number of critical steps.

           In January 2001, we announced the closing of four manufacturing plants, the first action to result from Project Triple Crown, a comprehensive analysis and reconfiguration of our North American PCC sites. This move, which will yield annual savings of $6 million, is only the first of a series that we anticipate in 2001 as we focus on improving customer service and quality while reducing costs.

         In our distribution business, we established four regional service centers and organized our support staff to make it easier for customers to do business with us. This new structure, coupled with our talented staff of experts, positions us to grow into regions that we previously did not serve and to serve customers better by offering all functions at each regional site.


3                                                            POLYONE CORPORATION

SHAREHOLDER LETTER



         Shortly after our formation, we set about implementing new procurement processes for raw materials and other purchases covering a broad range of supplies and services. By centralizing our key common raw material purchases across all our businesses, we expect to realize more than $20 million in annual savings. Through an Internet-based program dubbed Smart$ource, we have set a goal to reduce purchases of supplies and services by an additional $20 million annually by 2002.

         We are implementing a new information technology (IT) system for most of our businesses. By the end of this year, our North American vinyl compound, engineered materials, color, specialty resin and elastomer business groups, as well as much of our European operation, will be on a common platform. We intend to add most of our remaining businesses in 2002.

         We realized early on that we needed to revamp our IT system. Throughout PolyOne, we are running on no fewer than 12 information platforms. Our vinyl compound and specialty resin businesses, however, have run on a single IT system for five years, with excellent results: uniform business practices, reduced inventories, improved reliability for customers and rapidly expanding electronic links with suppliers and customers. We are building on our tradition of excellence in this area.

         Our vinyl compound unit also has demonstrated the value of business-to-business technology. In 2000, more than 20 percent of our customers used our Web-based order system. Moreover, five suppliers were linked electronically to our information system, and additional suppliers are expected to join us.

         When a customer places a Web-based sales order today, he or she gets immediate confirmation. The transaction automatically updates our production planning and inventory delivery dates, and a raw materials order flows seamlessly to our suppliers, without human intervention. This is speed and accuracy 24 hours a day, seven days a week.

         I am proudest of all that our manufacturing sites have reduced worker injury rates more than 50 percent since the formation of PolyOne, establishing us as the clear industry leader in safety. We are fortunate to have inherited a legacy of excellent safety and environmental performance. PolyOne is building on this legacy as the foundation of our culture: respect for each person and devotion to operating precision.

         Our strong safety performance signifies that we are sending our employees home as healthy as when they arrived at work, and that our people are showing the same operating discipline they bring to making defect-free products every minute of every day.

-    SHORT-TERM SLOWDOWN

         We are pleased with our integration progress, but it has not been our only focus. In the midst of building a unified team and improving our performance, we find ourselves with a third major task: managing our short-term costs and cash to mitigate the impact of the recession affecting most manufacturers.

         A marked slowdown in key customer end markets and resulting inventory adjustments, notably in the automotive and building materials markets, have reduced demand for our products. In addition, we face high energy and raw material costs. These factors caused a second-half earnings decline that wiped out a reasonable start to 2000. Looking at our 2000 results on a pro forma basis
- as if Geon and M.A. Hanna had been merged the entire year - we followed first-half net earnings of $60.8 million with a second-half net loss of $8.4 million.

         Most significantly affected was PolyOne's share of results from our 24 percent equity investment in the OxyVinyls polyvinyl chloride (PVC) resin joint venture. Weak demand for PVC resin, declining prices and higher costs for ethylene led to a sharp downturn in results during the second half.

         As the economy weakened, our North American businesses saw second-half shipment decreases ranging from 9 to 15 percent compared with first-half 2000.

                                    "the ultimate key to success is our people."



         We are addressing this slowdown by aggressively reducing costs and accelerating changes in how our operations function. We have imposed hiring and discretionary spending freezes, and we have greatly reduced capital spending, except for safety or environmental projects and key strategic projects such as our new information system.

         As we assess the markets we serve, it is apparent that the economic weakness of second-half 2000 continues into early 2001. These conditions, along with high energy costs, will hurt our earnings performance at least in the early months of 2001.

         If there is a bright side, it is that PolyOne is better positioned to respond to these conditions than either predecessor company would have been. Also, the entire organization is infused with a sense of urgency in reaching our goals. The need to improve has brought us together in a common cause.

-    LOOKING FORWARD

         We at PolyOne are building the foundation to provide our shareholders a competitive return on investment. I am confident we will deliver on this pledge. My optimism is grounded in the reasons we formed PolyOne:

         We are the industry leader, offering a broader suite of polymer products and services to an expanded customer base. Once the economy he ultimate key to success is our people." recovers and our own earnings improvements materialize, we will have the financial strength to continue growing through acquisition and to expand our technology portfolio and our international presence. We serve a diverse array of markets, and our businesses have solid growth potential.

         The ultimate key to success is our people. From Day One as PolyOne, they have put their hearts into building a polymer services company that returns value to shareholders by creating value for customers. I have visited many PolyOne locations, including most in Europe and Asia, and I see this energetic spirit everywhere I go. Rich in human talent, we will achieve our goals.

         Some of you have been with us throughout our transformation, and I thank you for your faith in PolyOne. If you are new to us, or are interested in investing in PolyOne, I invite you to visit our Web site at www.polyone.com - or come visit us. You'll like what you see.

/s/ TOM WALTERMIRE

THOMAS A. WALTERMIRE
CHAIRMAN OF THE BOARD, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

March 16, 2001

(1)  See Forward-Looking Statements, page 34.



POLYONE IS THE WORLD'S LARGEST POLYMER SERVICES
COMPANY. THAT SOUNDS GOOD, BUT WHAT DOES IT MEAN?

Polymer
Services:

THE ESSENTIAL link

Polymer services companies bridge the gulf between two groups of giants:

- Our suppliers are large chemical producers with household names such as Dow and DuPont, which provide us with commodity polymers and related materials.

- Our customers are designers, fabricators and processors in scores of industries that manufacture industrial and consumer end products, including items that people rely on daily.

Between these groups is PolyOne. Using proprietary compounding techniques, we blend unique raw materials with base polymers to help our customers meet exacting specifications for particular applications.

Distinguished by our expertise in compounding and color, we can satisfy the most stringent requirements. Our customers know that we are industry leaders in bringing materials together. On three continents, they look to us for solutions to their polymer needs.

WE HELP PEOPLE WORK WONDERS WITH POLYMERS


5                                                            POLYONE CORPORATION

WORLD OF OPPORTUNITY

POLYONE AT A GLANCE

Three business segments. One team.

1    Performance Plastics
     ANNUALIZED REVENUES
     $ 2.1 billion

PLASTIC COMPOUNDS
and COLORS

     -   ANNUALIZED REVENUES
         $ 1.6 billion

         PRODUCTS

         High-performance polymer compounds derived from vinyl and engineering resins and additives; specialty colorant and additive systems

         MARKETS

         Appliance, automotive, building materials, business equipment, consumer goods, wire and cable

         COMPOUND END USES

         Appliance components, automotive trim, business equipment housing, computer disk drive components, bottles, pipe and pipe fittings, windows, vertical blinds, wire and cable insulation

         COLORANT END USES

         Plastic parts in virtually every market

         MANUFACTURING SITES

         United States, Canada, Mexico, Belgium, Denmark, England, France, Germany, Hungary, Italy, Norway, Spain, Sweden, Thailand, Turkey, China, Singapore

         KNOWN FOR

         Proprietary compounds and technologies, including SPEEDeCOLOR(TM), a computerized color-matching system

SPECIALTY RESINS
and FORMULATORS

     -   ANNUALIZED REVENUES
         $ 300 million

         PRODUCTS

         Emulsion polymer and microdispersion specialty resins; vinyl plastisols, powders and inks; rigid and flexible urethane and urethane foams

         MARKETS

         Appliance, apparel, automotive, flooring, medical, packaging, sports and recreation, toy, wire and cable

         PRODUCT END USES

         Air filters; automotive instrument panels; vinyl flooring and carpet backing; appliance and fabric coatings; fan, dishwasher and closet rack coatings; medical examination gloves; footwear; screen printing inks; signage

         MANUFACTURING LOCATIONS

         United States, England, Australia

         KNOWN FOR

         High quality and consistency in specialty resins and the expertise to offer unique technical solutions for vinyl plastisols and urethane system applications

ENGINEERED FILMS

     -   ANNUALIZED REVENUES
         $ 200 million

         PRODUCTS

         Flexible vinyl sheeting, thermoplastic olefin (TPO) and thermoplastic urethane (TPU) polymer films, polyvinyl chloride (PVC)/polyolefin foam laminates, TPO/polyolefin foam laminates, vinyl laminates

         MARKETS

         Automotive, home furnishing, medical, office supply, packaging, pond/pool/spa

         PRODUCT END USES

         Automotive instrument panels, door trim panels, armrests, airbag doors and covers, glovebox doors; furniture fabrics; loose-leaf binder covers; medical blood bags and intravenous sets; hospital inflatable mattresses; pool liners

         MANUFACTURING LOCATIONS

         United States

         KNOWN FOR

         Value-added film finishing technologies such as embossing, painting and laminating

2    Elastomers and Performance Additives

         ANNUALIZED REVENUES
         $ 500 million

         PRODUCTS/SERVICES

              Thermoset elastomer (rubber) compounds, rubber compounds for roller and specialty applications, elastomer-enhancing colorants and additives, tolling (mixing of raw materials) for the rubber industry

         MARKETS

         Aerospace, agriculture, automotive, electrical, industrial, medical, sporting goods, wire and cable

         PRODUCT END USES

         Automobile hoses and belts, footwear, escalator railings, industrial conveyers

         MANUFACTURING SITES

         United States, Mexico, Canada

         KNOWN FOR

         The leading non-tire rubber compounder in North America

3    Distribution

         ANNUALIZED REVENUES
         $ 500 million

         SERVICES

         Delivery of more than 3,500 grades of engineering and commodity resins from approximately 20 major material suppliers, as well as standard and custom-compounded materials

         MARKETS

         Custom molders and extruders of applications for agriculture, automotive, building materials, consumer goods, electrical/ electronics, industrial, medical, packaging, wire and cable

         DISTRIBUTION SITES

         United States, Canada, Mexico

         KNOWN FOR

         Adding value, not only through rapid delivery, but through engineers and technical specialists who provide customers with application expertise and processing support joint ventures

     -   Australian Vinyls Corporation, Australia Partner: Orica Limited

     -   Decillion, United States Partner: Owens Corning

     -   DH Compounding Company, United States Partner: Dow Chemical Company

     -   Geon/Polimeros Andinos, Colombia Partner: Petroquimica Colombiana S.A.

     -   OxyVinyls, LP, United States Partner: Occidental Chemical Corporation

     -   So.F.teR S.p.A., Italy Partner: So.F.teR S.p.A.



     -   SPCGeon PTE Limited, Singapore Partner: Singapore Polymers Corporation

     -   Star Color Company Limited, Thailand Majority owned by PolyOne

     -   Sunbelt Chlor-Alkali, United States Partner: Olin Corporation

     -   Techmer, PM, LLC, United States Partner: Techmer PM

     -   Tekno Polimer, Turkey Majority owned by PolyOne



www.polyone.com


7                                                            POLYONE CORPORATION

Management's Analysis

RESULTS OF OPERATIONS

         PolyOne Corporation (PolyOne or Company) was formed on August 31, 2000, from the consolidation of The Geon Company (Geon) and M.A. Hanna Company (Hanna). PolyOne is the world's largest polymer services company, with annual sales of approximately $3.1 billion and more than 9,000 employees at 80 sites worldwide.

         The PolyOne consolidation has been accounted for as a purchase business combination, with Geon as the acquiring enterprise. Accordingly, PolyOne's "Reported Results" under generally accepted accounting principles (GAAP) for the year ended December 31, 2000, reflect the operating results of Geon for eight months prior to the consolidation and four months of PolyOne (which include the operating results of Hanna from the date of consolidation).

         In the commentary that follows, "Pro Forma Operating Results" will also be provided because of the significant and pervasive impact of the merger on comparative data. The pro forma operating results assume that the consolidation of Geon and Hanna occurred prior to the periods presented. Further, the pro forma operating results assume that Hanna's sale of its Cadillac Plastic business in the second quarter of 2000 and Geon's 1999 transactions with OxyChem and its acquisition of O'Sullivan Corporation occurred prior to the periods presented. A preliminary assessment of the fair value of the tangible and intangible assets and liabilities of the former Hanna business on August 31, 2000, has been reflected in both the reported and pro forma operating results. The purchase price allocation reflected may be adjusted as estimated fair values of assets acquired and liabilities assumed are finalized. The pro forma operating results do not include future profit improvements and cost savings or associated costs, including restructuring costs expected to result from the integration of Geon and Hanna. The pro forma operating results are provided for illustrative purposes only, and may not necessarily indicate the operating results that would have occurred or future operating results of PolyOne.



-    2000 RESULTS OF OPERATIONS

REPORTED RESULTS Total sales for 2000 were $1.888 billion, an increase of $626.6 million from 1999. This change in sales included four months of former Hanna operations totaling approximately $560.0 million. The mid-year 1999 acquisitions of O'Sullivan and formulators contributed additional sales of approximately $152.0 million in 2000. The formation of OxyVinyls at the end of April 1999 resulted in the previous polyvinyl chloride (PVC) resin operation sales, which totaled approximately $144.0 million in 1999, no longer being consolidated.

         Operating income for 2000 was $64.8 million compared with $99.7 million in 1999. Operating income before special items, depreciation and amortization was $138.9 million compared with $148.6 million in 1999. The decrease in 2000 operating income is due primarily to declines in construction and automotive-related sales, particularly in the vinyl compound and engineered films operations, partially offset by four months of earnings contributed by former Hanna operations.

         Net income in 2000 was $15.9 million and, before special items, was $25.0 million compared with $52.5 million in 1999 before special items. The effective income tax rate in 2000 was 39.1%, which approximated 1999.

PRO FORMA RESULTS Total sales for 2000 were $3.140 billion, an increase of $99.8 million, or 3%, over 1999. The sales growth was primarily in the Performance Plastics segment. Sales growth significantly slowed in the second half of 2000, particularly in construction and automotive-related markets.

         Operating income was $115.5 million in 2000 versus $181.8 million in 1999. Operating income before special items, depreciation and amortization in 2000 was $230.0 million, or $58.6 million below 1999. The decrease in 2000 was attributable largely to lower earnings in the Performance Plastics segment, which were partially offset by higher Resin & Intermediates earnings.

         Net income before special items was $48.5 million in 2000 and $85.0 million in 1999.


POLYONE CORPORATION                                                            8

RESULTS OF OPERATIONS



SUMMARY OF CONSOLIDATED OPERATING RESULTS

In millions, except per share data                                                     Year Ended December 31,
                                                                              2000              1999              1998
                                                                            ---------         ---------         ---------
REPORTED RESULTS
Sales                                                                       $ 1,887.8         $ 1,261.2         $ 1,284.4
Operating income before special items, depreciation and amortization            138.9             148.6             113.5
Operating income                                                                 64.8              99.7              41.0
Operating income before special items                                            81.5             105.4              55.6
Net income                                                                       15.9             104.7              13.8
Special items (income) - after tax                                                9.1             (52.2)              8.9
Net income before special items                                             $    25.0         $    52.5         $    22.7

Earnings per share, diluted                                                 $    0.26         $    2.15         $    0.29
Effect on earnings per share of excluding special items, increase           $    0.15         $   (1.07)        $    0.19
(decrease)

PRO FORMA RESULTS
Sales                                                                       $ 3,139.7         $ 3,039.9         $ 2,915.5
Operating income before special items, depreciation and amortization            230.0             288.6             270.8
Operating income                                                                115.5             181.8             151.2
Operating income before special items                                           128.4             184.3             175.4
Net income                                                                       52.4              79.9              56.2
Special items (income) - after tax                                               (3.9)              5.1              19.8
Net income before special items                                             $    48.5         $    85.0         $    76.0

Earnings per share, diluted                                                 $    0.57         $    0.86         $    0.61
Effect on earnings per share of excluding special items,
increase (decrease)                                                         $   (0.04)        $    0.05         $    0.21

SENIOR MANAGEMENT USES (1) OPERATING INCOME BEFORE SPECIAL ITEMS AND/OR (2) OPERATING INCOME BEFORE SPECIAL ITEMS AND DEPRECIATION AND AMORTIZATION (SIMILAR TO EBITDA, WHICH IS USED BY STOCK MARKET ANALYSTS) TO ASSESS PERFORMANCE AND ALLOCATE RESOURCES TO BUSINESS SEGMENTS. SPECIAL ITEMS INCLUDE GAINS AND LOSSES ASSOCIATED WITH SPECIFIC STRATEGIC INITIATIVES SUCH AS RESTRUCTURING OR CONSOLIDATION OF OPERATIONS, GAINS OR LOSSES ATTRIBUTABLE TO ACQUISITIONS OR FORMATION OF JOINT VENTURES, AND CERTAIN OTHER ONE-TIME ITEMS. FOR A DESCRIPTION OF SPECIAL ITEMS, REFER TO THE TABLE TITLED "SUMMARY OF SPECIAL ITEMS" ON PAGE
12. IN ADDITION, THE COMPANY'S MANAGEMENT USES NET INCOME BEFORE SPECIAL ITEMS AS A MEASURE OF THE COMPANY'S OVERALL EARNINGS PERFORMANCE. OPERATING INCOME BEFORE SPECIAL ITEMS AND NET INCOME BEFORE SPECIAL ITEMS ARE NON-GAAP MEASURES AND MAY NOT BE COMPARABLE TO FINANCIAL PERFORMANCE MEASURES PRESENTED BY OTHER COMPANIES.


9                                                            POLYONE CORPORATION

Management's Analysis

RESULTS OF OPERATIONS



         PERFORMANCE PLASTICS had 2000 sales of $2.181 billion, an increase of $90.7 million over 1999. Sales growth was strongest in formulators ($50.0 million) and international ($35.0 million), reflecting both higher organic growth rates and the effects of acquisitions. The 2000 sales in this segment comprise the following primary product groups: vinyl compounds (39%), engineered materials (23%), color and additive systems (16%), specialty resins and formulators (13%) and engineered films (9%). Operating income before special items, depreciation and amortization was $153.4 million in 2000 versus $234.0 million in 1999. The 2000 earnings decrease is attributable largely to the sales slowdown in the second half of 2000 that resulted from the weak automotive and construction markets and higher raw material costs. Segment sales in the first half of 2000 increased 11% versus a 2% decrease in the second half of 2000 (8% decrease in the fourth quarter) compared with the same periods in 1999. The average industry market price for PVC resin was $0.09 per pound, or 35% higher in 2000 versus 1999. The international operations, which account for 18% of this segment's revenue, were not affected by the sales slowdown. Consolidated international earnings were adversely impacted due to currency exchange in 2000, with a weak euro versus the U.S. dollar.

         ELASTOMERS & ADDITIVES sales in 2000 were $482.2 million, a decrease of $5.4 million from 1999. Sales were adversely impacted by the slowdown in the production of North American automobiles in the third and fourth quarters of 2000. Automotive applications comprise more than 40% of this segment's sales. The 2000 operating income before special items, depreciation and amortization was $45.3 million compared with $50.3 million in 1999.

         DISTRIBUTION had sales in 2000 of $506.7 million, an increase of $23.3 million, or 5%, over 1999. Operating income before special items, depreciation and amortization was $14.6 million in 2000, $1.0 million below 1999, due to higher selling and administrative expense resulting primarily from increased sales personnel.

         RESIN & INTERMEDIATES (R&I) operating income before special items, consisting of equity income from joint ventures, allocated overhead support cost and cost associated with past operations, was $27.9 million in 2000, an increase of $24.3 million over 1999. The OxyVinyls equity income in 2000 was $35.7 million, an increase of $17.9 million over 1999. The Sunbelt chlor-alkali joint venture recorded higher 2000 earnings of $12.7 million, which were partially offset by lower earnings of the Australian joint venture. The domestic PVC resin and chlor-alkali industry dynamics were stronger in 2000 versus 1999. Domestic PVC resin industry spreads (selling prices of PVC resin over the cost of ethylene and chlorine) averaged approximately $0.02 per pound higher in 2000 versus 1999. Also, caustic soda and chlorine industry price averages were higher by approximately $25 per ton and $120 per ton, respectively. Domestic PVC resin industry selling prices and margins began to rise in the third quarter of 1999 and increased through the first half of 2000. In the third quarter of 2000, sales demand slowed significantly with the economy, and inventory reductions occurred through the commercial distribution chain. With the decrease in sales demand, selling prices declined. Margins narrowed as a result of the selling price decline, unusually high costs for natural gas used directly in manufacturing and high ethylene costs. In the last six months of 2000, PolyOne recorded a loss from OxyVinyls of $5.7 million.

         "OTHER" consists primarily of corporate governance costs that are not allocated to the business segments. These unallocated costs before special items were $11.2 million in 2000 compared with $14.9 million in 1999.

-    1999 RESULTS OF OPERATIONS

REPORTED RESULTS Total sales for 1999 were $1.261 billion, a decrease of $23.2 million, or 2%, from 1998. This change in sales included an increase of $267.9 million in Performance Plastics sales, driven by acquisitions and organic growth. This growth was offset by the discontinuance of Resin & Intermediates sales upon the formation of OxyVinyls on April 30, 1999.

         Operating income was $99.7 million compared with $41.0 million in 1998. Operating income before special items, depreciation and amortization was $148.6 million compared with $113.5 million in 1998. The Performance Plastics and R&I segments each had improved earnings in 1999 versus 1998 of approximately $20.0 million.

         Net income before special items was $52.5 million in 1999 compared with $22.7 million in 1998. The effective income tax rate was 39% in 1999 versus 41.5% in 1998, reflecting the effect of a change in foreign versus domestic earnings and the effect of permanent differences such as non-deductible goodwill on the lower pre-tax earnings in 1998.


POLYONE CORPORATION                                                           10

RESULTS OF OPERATIONS



PRO FORMA BUSINESS SEGMENT INFORMATION

                                                                                       Year Ended December 31,
In millions                                                                    2000             1999             1998
                                                                             --------         --------         --------
Sales:
  Performance Plastics                                                       $2,180.7         $2,090.0         $1,940.7
  Elastomers & Additives                                                        482.2            487.6            496.9
  Distribution                                                                  506.7            483.4            499.6
  Resin & Intermediates                                                          --               --               --
  Other                                                                         (29.9)           (21.1)           (21.7)
                                                                             --------         --------         --------
                                                                             $3,139.7         $3,039.9         $2,915.5
                                                                             ========         ========         ========

Operating income before special items, depreciation and amortization:
  Performance Plastics                                                       $  153.4         $  234.0         $  211.4
  Elastomers & Additives                                                         45.3             50.3             55.7
  Distribution                                                                   14.6             15.6             14.3
  Resin & Intermediates                                                          27.9              3.6             (6.0)
  Other                                                                         (11.2)           (14.9)            (4.6)
                                                                             --------         --------         --------
                                                                             $  230.0         $  288.6         $  270.8
                                                                             ========         ========         ========

Operating income before special items:
  Performance Plastics                                                       $   73.9         $  151.2         $  140.0
  Elastomers & Additives                                                         26.5             32.4             37.7
  Distribution                                                                   11.3             12.0             11.7
  Resin & Intermediates                                                          27.9              3.6             (6.0)
  Other                                                                         (11.2)           (14.9)            (8.0)
                                                                             --------         --------         --------
                                                                             $  128.4         $  184.3         $  175.4
                                                                             ========         ========         ========

SEE PAGE 32 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR REPORTED BUSINESS SEGMENT DISCLOSURES.

PRO FORMA RESULTS Total sales for 1999 were $3.040 billion compared with $2.916 billion in 1998, an increase of 4%. All of the sales growth occurred in the Performance Plastics business segment.

         Operating income was $181.8 million in 1999, an increase of $30.6 million over 1998. Operating income before special items, depreciation and amortization in 1999 was $288.6 million versus $270.8 million in 1998. The Performance Plastics business segment recorded increased 1999 operating income before special items, depreciation and amortization of $22.6 million.

         Net income before special items was $85.0 million in 1999 and $76.0 million in 1998.

         PERFORMANCE PLASTICS had 1999 sales of $2.090 billion, an increase of $149.3 million, or 8%. The increase was primarily from higher formulator (approximately $77.0 million) and international (approximately $49.0 million) sales reflecting both organic growth and the impact of acquisitions. Operating income before special items, depreciation and amortization was $234.0 million in 1999, $22.6 million above 1998. Higher operating income in 1999 was attributable primarily to increased sales demand.

         ELASTOMERS & ADDITIVES sales in 1999 were $487.6 million, a $9.3 million decrease from 1998. Lower 1999 sales were due primarily to lower pricing, partially offset by higher volumes. The 1999 operating income before special items, depreciation and amortization was $50.3 million, a decrease from 1998 of $5.4 million due to the aforementioned decline in sales as well as plant start-up costs in Mexico and the United States and additional expenses associated with lean manufacturing and supply chain initiatives.

         DISTRIBUTION had 1999 sales of $483.4 million, a decrease of $16.2 million from 1998 due to the sale of the Company's thermoset resin distribution business, which was partially offset by higher volumes from the Company's thermoplastic


11                                                           POLYONE CORPORATION

Management's Analysis

RESULTS OF OPERATIONS



resin distribution business. Despite lower sales, 1999 operating income of $15.6 million increased $1.3 million over 1998. Improved operating earnings were attributable primarily to better cost control in 1999.

         RESIN & INTERMEDIATES operating income before special items was $3.6 million in 1999, an improvement of $9.6 million over 1998. The improved earnings were the net result of higher average spreads of PVC resin selling prices over the cost of ethylene and chlorine of approximately $0.03 per pound for the domestic industry. This improvement was partially offset by lower average selling prices in the chlor-alkali industry. Domestic industry caustic soda and chlorine selling prices in 1999 averaged below 1998 by approximately $85 per ton and $30 per ton, respectively.

         OTHER unallocated costs before special items, depreciation and amortization totaled $14.9 million in 1999 compared with $4.6 million in 1998. The increase was due to business development activities and other expenses.

SUMMARY OF SPECIAL ITEMS

                                                                   Year Ended December 31,
In millions                                                  2000            1999            1998
                                                            -------         -------         -------
Reported Results

Merger and integration costs                                $  (9.5)        $  --           $  --
Acquired profit in inventory                                   (2.8)           (3.2)           --
Employee separation and plant phase-out costs                  (2.8)           (0.5)          (14.6)
Directors' pension termination                                 (0.8)           --              --
Write-off of debt placement cost                               (0.8)           --              --
Other restructuring costs - accelerated depreciation           (0.6)           (1.2)           --
Restructuring costs incurred by OxyVinyls                      --              (0.8)           --
Gain on formation of joint ventures                            --              93.5            --
                                                            -------         -------         -------
Subtotal - pretax                                             (17.3)           87.8           (14.6)
                                                            -------         -------         -------
         - after tax                                          (10.6)           53.7            (8.9)
German tax rate reduction                                       1.5            --              --
Cumulative effect of a change in accounting                    --              (1.5)           --
                                                            -------         -------         -------
Total - after-tax income (expense)                          $  (9.1)        $  52.2         $  (8.9)
                                                            =======         =======         =======

Pro Forma Results

Employee separation and plant phase-out costs               $  (3.4)        $   0.1         $ (43.2)
Directors' pension termination                                 (0.8)           --              --
Write-off of debt placement cost                               (0.8)           --              --
Other restructuring costs - accelerated depreciation           --              (1.2)           --
Executive separation cost                                      (8.5)           --              (2.2)
Restructuring costs incurred by OxyVinyls                      --              (0.8)           --
Reversal of Hanna dock operations reserves                     --               1.2            --
Gain on sale of assets                                         --              13.2             1.0
Loss on sale of business                                       --             (10.9)           --
                                                            -------         -------         -------
Subtotal - pretax                                             (13.5)            1.6           (44.4)
                                                            -------         -------         -------
         - after tax                                           (8.1)           (3.6)          (27.3)
Cumulative effect of a change in accounting                    --              (1.5)           (2.0)
German tax rate reduction                                       1.5            --              --
Hanna reversal of income tax reserve                           10.5            --               9.5
                                                            -------         -------         -------
Total - after-tax income (expense)                          $   3.9         $  (5.1)        $ (19.8)
                                                            =======         =======         =======


POLYONE CORPORATION                                                           12

CONSOLIDATED STATEMENTS OF INCOME

                                                                                         Year Ended December 31,
In millions, except per share data                                             2000              1999              1998
                                                                            ---------         ---------         ---------
Sales                                                                       $ 1,887.8         $ 1,261.2         $ 1,284.4
Operating costs and expenses:
Cost of sales                                                                 1,598.8           1,028.9           1,084.3
Selling and administrative                                                      191.5              97.4              90.3
Depreciation and amortization                                                    57.4              44.4              57.9
Employee separation and plant phase-out                                           2.8               0.5              14.6
Merger and integration costs                                                      9.5              --                --
(Income) from equity affiliates and minority interest                           (37.0)             (9.7)             (3.7)
                                                                            ---------         ---------         ---------
                                                                              1,823.0           1,161.5           1,243.4
                                                                            ---------         ---------         ---------
Operating income                                                                 64.8              99.7              41.0
Interest expense                                                                (36.7)            (17.7)            (16.0)
Interest income                                                                   1.6               2.1               1.2
Other expense, net                                                               (3.6)             (3.6)             (2.6)
Gain on formation of joint ventures, net of formation costs                      --                93.5              --
                                                                            ---------         ---------         ---------
Income before income taxes and cumulative effect of a change
in accounting for start-up costs                                                 26.1             174.0              23.6
Income tax expense                                                              (10.2)            (67.8)             (9.8)
                                                                            ---------         ---------         ---------
Income before cumulative effect of a change in accounting                        15.9             106.2              13.8
Cumulative effect of a change in accounting for start-up costs,
  net of income tax benefit of $0.9 million                                      --                (1.5)             --
                                                                            ---------         ---------         ---------
Net income                                                                  $    15.9         $   104.7         $    13.8
                                                                            =========         =========         =========

Earnings per common share:
  Basic earnings per share before effect of a change in accounting          $    0.26         $    2.28         $    0.30
  Cumulative effect of a change in accounting                                    --                (.03)             --
                                                                            ---------         ---------         ---------
  Basic earnings per share                                                  $    0.26         $    2.25         $    0.30
                                                                            =========         =========         =========

  Diluted earnings per share before effect of a change in accounting        $    0.26         $    2.18         $    0.29
  Cumulative effect of a change in accounting                                    --                (.03)             --
                                                                            ---------         ---------         ---------
  Diluted earnings per share                                                $    0.26         $    2.15         $    0.29
                                                                            =========         =========         =========

Weighted-average shares used to compute earnings per share:

Basic                                                                            61.4              46.6              45.8
Diluted                                                                          62.0              48.6              47.2

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


13                                                           POLYONE CORPORATION

Management's Analysis

CONSOLIDATED BALANCE SHEETS

         The consolidated balance sheet at December 31, 2000, reflects the financial position of PolyOne Corporation and, therefore, includes the merged assets and liabilities of the former Geon and Hanna companies. The December 31, 1999, consolidated balance sheet reflects only the former Geon.

-    ASSETS

         Total assets were $2.461 billion at December 31, 2000, an increase of $1.298 billion from December 31, 1999. The increase in total assets is the result of the consolidation with M.A. Hanna Company in August 2000 to form PolyOne Corporation.

-    LIABILITIES AND EQUITY

         Short-term bank debt was $237.2 million at December 31, 2000, compared with short-term bank debt of $222.0 million at December 31, 1999. Long-term debt increased $311.5 million, from $130.9 million at December 31, 1999, to $442.4 million at December 31, 2000, due primarily to the outstanding debt of Hanna, which consists of both senior and medium-term notes. This debt, along with the outstanding debentures from the former Geon business, has investment-grade credit rating.

         During 2000, the Company entered into two revolving credit agreements that provide up to $200.0 million in borrowings through October 2001 and up to $200.0 million in borrowings through October 2005. These agreements replaced existing credit agreements that would have expired between May 2001 and January 2003. There were $210.0 million in borrowings under these agreements at December 31, 2000.

         In connection with the consolidation of Geon and Hanna to form PolyOne, each outstanding share of Geon common stock was converted into two shares of PolyOne and each outstanding share of Hanna common stock was converted into one share of PolyOne. In addition, the authorized common stock of the Company was increased from 100.0 million shares to 400.0 million shares and the par value per share of common stock was decreased from $0.10 per share to $0.01 per share.

         In September 2000, PolyOne's Board of Directors authorized the purchase of up to 9.6 million, or approximately 10%, of the Company's outstanding shares. Through December 31, 2000, PolyOne had repurchased 2.6 million shares at an average cost of $7.15 per share. Also, the Company returned $14.9 million to its shareholders in the form of cash dividends.

-    MARKET RISK DISCLOSURES

         The Company is exposed to market risk from changes in interest rates on debt obligations. The Company's long-term debt at December 31, 2000, is primarily fixed-rate obligations. To manage interest rate risk, the Company periodically enters into interest rate exchange contracts, which generally convert fixed-rate obligations to floating rates. No such interest rate exchange contracts were outstanding at December 31, 2000.

         The Company is also exposed to foreign currency exchange risk in the ordinary course of business, due to the fact that the Company's products are provided in numerous countries around the world, and collection of revenues and payment of certain expenses may give rise to currency exposure. Management has reviewed the Company's exposure to this risk and has concluded that the Company's exposure in this area is not material to fair values, cash flows or earnings. The Company also enters into intercompany lending transactions and foreign currency forward exchange contracts related to this foreign currency exposure. For additional discussion, refer to Note U to the Consolidated Financial Statements.

-    ENVIRONMENTAL MATTERS

         The Company is subject to various laws and regulations concerning environmental matters. The Company is committed to a long-term environmental protection program that reduces releases of hazardous materials into the environment as well as to the remediation of identified existing environmental concerns.

         The Company has been notified by federal and state environmental agencies and by private parties that it may be a potentially responsible party in connection with several environmental sites. The Company has accrued $58.4 million to cover future environmental remediation expenditures, and does not believe any of the matters either individually or in the aggregate will have a material adverse effect on its capital expenditures, earnings, cash flow or liquidity. The accrual represents the Company's best estimate for the remaining remediation costs, based upon information and technology currently available. Depending upon the results of future testing and the ultimate remediation alternatives taken at these sites, it is possible that the ultimate costs to be incurred could be more or less than the accrual at December 31, 2000, by as much as $19.0 million or $15.0 million, respectively.


POLYONE CORPORATION                                                           14

CONSOLIDATED BALANCE SHEETS

                                                                                             December 31,
In millions, except per share data                                                      2000             1999
                                                                                      --------         --------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                             $   37.9         $   51.2
Accounts receivable
  Trade (less allowance of $9.8 million in 2000 and $3.8 million in 1999)                330.4            100.6
  Other                                                                                   17.1              4.8
Inventories                                                                              337.1            168.2
Deferred income tax assets                                                                53.9             27.2
Other current assets                                                                      20.1              5.7
                                                                                      --------         --------
  TOTAL CURRENT ASSETS                                                                   796.5            357.7

Property, net                                                                            703.8            338.4
Investment in equity affiliates                                                          311.6            265.1
Goodwill and other intangible assets, net                                                540.3            183.1
Other non-current assets                                                                 108.5             18.3
                                                                                      --------         --------
  TOTAL ASSETS                                                                        $2,460.7         $1,162.6
                                                                                      ========         ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

Short-term bank debt                                                                  $  237.2         $  222.0
Accounts payable, including amounts payable to related party (see Note N)                319.4            148.3
Accrued expenses                                                                         175.7             70.0
Current portion of long-term debt                                                          2.6              0.4
                                                                                      --------         --------
  TOTAL CURRENT LIABILITIES                                                              734.9            440.7

Long-term debt                                                                           442.4            130.9
Deferred income tax liabilities                                                          132.8            106.5
Post-retirement benefits other than pensions                                             129.9             83.9
Other non-current liabilities, including pensions                                        179.1             60.2
Minority interest in consolidated subsidiaries                                            14.0              5.7
                                                                                      --------         --------
  TOTAL LIABILITIES                                                                    1,633.1            827.9

SHAREHOLDERS' EQUITY

Preferred stock in 2000, 40.0 shares authorized, no shares issued;
  and in 1999, 10.0 shares authorized, no shares issued                                   --               --
Common stock in 2000, $0.01 par, 400.0 shares authorized, 122.2 shares issued;
and in 1999, $0.10 par, 100.0 shares authorized, 28.0 shares issued                        1.2              2.8
Additional paid-in capital                                                             1,057.6            297.3
Retained earnings                                                                        169.3            168.3
Common stock held in treasury, 28.3 shares in 2000 and 4.2 shares in 1999               (321.9)          (104.5)
Share ownership trust                                                                    (25.5)            --
Accumulated other non-owner equity changes                                               (53.1)           (29.2)
                                                                                      --------         --------
  TOTAL SHAREHOLDERS' EQUITY                                                             827.6            334.7
                                                                                      --------         --------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        $2,460.7         $1,162.6
                                                                                      ========         ========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


15                                                           POLYONE CORPORATION

Management's Analysis

CONSOLIDATED STATEMENTS OF CASH FLOWS

         The 2000 statement of cash flows comprises eight months' operations of the former Geon Company and four months' operations of PolyOne. The 1999 and 1998 statements of cash flows are those of only The Geon Company.

         In 2000, net cash provided by operating and investing activities was $84.3 million. Significant sources of cash included operating activities ($63.9 million); proceeds from the sale of assets, primarily Hanna's Cadillac Plastic net assets ($44.2 million); and net Hanna cash received at the time of merger ($28.1 million). Contributing to a $60.0 million reduction in accounts receivable in 2000 was a significant slowdown in fourth-quarter 2000 sales demand, particularly in the construction and automotive markets. The 2000 investing activities included capital expenditures of $62.7 million.

         In 1999, net cash used by operating and investing activities was $23.2 million, excluding the impact on cash of the OxyChem transactions of $127.7 million and the net cash paid for the businesses acquired of $233.5 million. The transactions with OxyChem generated cash of $127.7 million consisting of cash received upon the formation of OxyVinyls of $77.5 million and collection of $61.6 million of the $62.3 million of R&I working capital retained upon formation of OxyVinyls, less cash payments of $11.4 million for certain costs directly related to the OxyChem transactions. Geon paid $27.0 million to acquire OxyChem's engineered film and vinyl compounding operations.

         Operating activities provided $53.0 million of cash in 1999, before collection of retained R&I working capital, compared with $106.6 million in 1998. The decrease in operating cash flow is primarily the result of the increase in operating working capital. The 1999 investing activities consisted primarily of investment in new businesses. Businesses acquired included O'Sullivan, Acrol, Dennis Chemical, and the Burlington compound and engineered film and the Pasadena compound operations from OxyChem. "Investment in Equity Affiliates" consists primarily of Geon's investment in a Colombian compound joint venture. The 1999 increase in the purchases of property is attributable largely to the modernization of the Company's Henry, Illinois, specialty resin plant, which was announced in the fourth quarter of 1998. Partially offsetting the expenditures described above was the net cash received in conjunction with the OxyVinyls formation.

         Financing activities in 2000 reflect PolyOne's repurchase of approximately 2.6 million shares through December 31, 2000, with an additional authorization to repurchase 7.0 million shares under a September 2000 Board of Directors resolution. Also, $72.9 million of long-term debt was repaid in 2000 after the Company entered into two revolving credit agreements totaling $400.0 million in October 2000. Upon formation, PolyOne commenced the payment of quarterly dividends at the annual rate of $0.25 per common share.

         The Company believes it has and/or can obtain sufficient funds to support dividends, debt service requirements, and normal capital and operating expenditures under its existing working capital facilities and other available borrowings.

         Certain factors that may affect these forward-looking comments are discussed on page 34.

-    INFLATION

         The Company employs a number of strategies to mitigate the impact of inflation on financial results. A considerable amount of capital spending is directed toward cost reduction and productivity improvement projects. Moreover, through its research and development efforts, the Company is continually exploring ways to reduce the cost of existing products and to develop new products with improved characteristics that will command premium prices. The Company is also reviewing and re-engineering its administrative activities on an ongoing basis to streamline operations and reduce costs.


POLYONE CORPORATION                                                           16

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Year Ended December 31,
In millions                                                                       2000            1999            1998
                                                                               -------         -------         -------
OPERATING ACTIVITIES

Net income                                                                     $  15.9         $ 104.7         $  13.8
Adjustments to reconcile net income to net cash provided by operating activities:
  Gain on formation of joint ventures, net of formation costs                     --             (93.5)           --
  Employee separation and plant phase-out                                          2.8             0.5            14.6
  Depreciation and amortization                                                   57.4            44.4            57.9
  Companies carried at equity:
    Income                                                                       (37.0)           (9.7)           (3.7)
    Dividends received                                                            27.0             4.6             0.3
  Provision (benefit) for deferred income taxes                                    8.3            60.4            (1.0)
  Changes in assets and liabilities:
    Operating working capital:
        Accounts receivable                                                       60.0           (31.1)           50.7
        Inventories                                                                9.9           (23.9)           16.5
        Accounts payable                                                         (19.2)           36.4           (32.7)
    Realization of retained working capital of contributed PVC business           --              61.6            --
    Accrued expenses                                                             (46.2)          (29.1)           (2.3)
    Income taxes payable/receivable, net                                          (1.7)           (3.3)            3.3
    Other                                                                        (13.3)           (7.4)          (10.8)
                                                                               -------         -------         -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         63.9           114.6           106.6
INVESTING ACTIVITIES
Business acquisitions, net of cash acquired                                       (2.4)         (233.5)          (57.1)
Cash received in connection with OxyVinyls formation,
  net of formation costs paid                                                     --              66.1            --
Cash received in connection with consolidation of M.A Hanna Company,
  net of transaction costs paid                                                   28.1            --              --
Proceeds from sale of assets                                                      44.2            --              --
Capital expenditures                                                             (62.7)          (60.1)          (40.7)
Return of cash (investment in) equity affiliates                                   5.3           (16.1)            2.9
Other                                                                              7.9            --              --
                                                                               -------         -------         -------
NET CASH PROVIDED (USED) BY OPERATING AND INVESTING ACTIVITIES                    84.3          (129.0)           11.7
FINANCING ACTIVITIES
Change in short-term debt                                                          8.7           167.5           (34.4)
Net issuance (repayment) of long-term debt                                       (72.9)            2.0            (0.9)
Net proceeds from issuance of common stock                                         0.6             7.1             1.8
Repurchase of common stock                                                       (18.7)           --              --
Dividends                                                                        (14.9)          (11.8)          (11.7)
                                                                               -------         -------         -------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                 (97.2)          164.8           (45.2)
Effect of exchange rate changes on cash                                           (0.4)            1.0            (1.2)
                                                                               -------         -------         -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 (13.3)           36.8           (34.7)
Cash and cash equivalents at beginning of year                                    51.2            14.4            49.1
                                                                               -------         -------         -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $  37.9         $  51.2         $  14.4
                                                                               =======         =======         =======

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


17                                                           POLYONE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             Common
                                                             Shares                                       Additional
In millions, except per share data;         Common          Held in                        Common          Paid-in
shares in thousands                         Shares          Treasury        Total          Stock           Capital
                                            -------          ------       ---------       ---------       ---------
BALANCE DECEMBER 31, 1997                    27,877           4,700       $   223.8       $     2.8       $   295.8
Non-owner equity changes:
  Net income                                                                   13.8
  Translation adjustment                                                       (8.8)
  Adjustment of minimum
    pension liability                                                          (6.6)
                                                                          ---------
Total non-owner equity changes                                                 (1.6)
Stock-based compensation and
  exercise of options                            97             (78)            3.6                             0.3
Cash dividends ($0.25 per share)                                              (11.7)
                                            -------          ------       ---------       ---------       ---------

BALANCE DECEMBER 31, 1998                    27,974           4,622           214.1             2.8           296.1
Non-owner equity changes:
  Net income                                                                  104.7
  Translation adjustment                                                        7.9
  Adjustment of minimum
    pension liability                                                           7.6
                                                                          ---------
Total non-owner equity changes                                                120.2
Stock-based compensation and
  exercise of options                                          (377)           12.2                             1.2
Cash dividends ($0.25 per share)                                              (11.8)
                                            -------          ------       ---------       ---------       ---------

BALANCE DECEMBER 31, 1999                    27,974           4,245           334.7             2.8           297.3
Non-owner equity changes:
  Net income                                                                   15.9
  Translation adjustment                                                       (4.7)
  Adjustment of minimum
    pension liability                                                         (19.2)
                                                                          ---------
Total non-owner equity changes                                                 (8.0)
Two-for-one stock split                      27,979           3,654                             2.8            (2.8)
Reduction in par value from
  $0.10 per share to $0.01 per share                                                           (5.1)            5.1
Shares issued in business
  combination merger                         66,234          18,406           536.7             0.7           781.3
Formation of share ownership trust                             (500)
Stock-based compensation and
  benefits and exercise of options                5             (90)           (2.2)                           (7.5)
Purchase of shares for treasury                               2,600           (18.7)
Adjustment to market value                                                                                    (15.8)
Cash dividends ($0.25 per share)                                              (14.9)
                                            -------          ------       ---------       ---------       ---------
BALANCE DECEMBER 31, 2000                   122,192          28,315       $   827.6       $     1.2       $ 1,057.6
                                            =======          ======       =========       =========       =========

                                                                 Common                        Accumulated
                                                                  Stock            Share        Other Non-
In millions, except per share data;              Retained        Held in         Ownership     Owner Equity
shares in thousands                              Earnings        Treasury          Trust          Changes
                                                 ---------       ---------       ---------       ---------
BALANCE DECEMBER 31, 1997                        $    73.3       $  (118.0)      $    --         $   (30.1)
Non-owner equity changes:
  Net income                                          13.8
  Translation adjustment                                                                              (8.8)
  Adjustment of minimum
    pension liability                                                                                 (6.6)
Total non-owner equity changes
Stock-based compensation and
  exercise of options                                                  2.9                             0.4
Cash dividends ($0.25 per share)                     (11.7)
                                                 ---------       ---------       ---------       ---------

BALANCE DECEMBER 31, 1998                             75.4          (115.1)           --             (45.1)
Non-owner equity changes:
  Net income                                         104.7
  Translation adjustment                                                                               7.9
  Adjustment of minimum
    pension liability                                                                                  7.6
Total non-owner equity changes
Stock-based compensation and
  exercise of options                                                 10.6                             0.4
Cash dividends ($0.25 per share)                     (11.8)
                                                 ---------       ---------       ---------       ---------

BALANCE DECEMBER 31, 1999                            168.3          (104.5)           --             (29.2)
Non-owner equity changes:
  Net income                                          15.9
  Translation adjustment                                                                              (4.7)
  Adjustment of minimum
    pension liability                                                                                (19.2)
Total non-owner equity changes
Two-for-one stock split
Reduction in par value from
  $0.10 per share to $0.01 per share
Shares issued in business
  combination merger                                                (215.6)          (29.7)
Formation of share ownership trust                                    13.4           (13.4)
Stock-based compensation and
  benefits and exercise of options                                     3.5             1.8
Purchase of shares for treasury                                      (18.7)
Adjustment to market value                                                            15.8
Cash dividends ($0.25 per share)                     (14.9)
                                                 ---------       ---------       ---------       ---------
BALANCE DECEMBER 31, 2000                        $   169.3       $  (321.9)      $   (25.5)      $   (53.1)
                                                 =========       =========       =========       =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


POLYONE CORPORATION                                                           18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note A

-    FORMATION OF POLYONE AND BASIS OF PRESENTATION

         PolyOne Corporation (Company or PolyOne) is the world's largest international polymer services company, with operations in thermoplastic compounds, specialty polymer formulations, engineered films, color and additive systems, elastomer compounds and additives, and thermoplastic resin distribution. PolyOne was formed on August 31, 2000, as a result of the consolidation of The Geon Company (Geon) and M.A. Hanna Company (Hanna). The consolidation was accounted for as a purchase business combination under generally accepted accounting principles with Geon as the acquiring entity. Hanna was a leading international specialty polymers company with operations in thermoplastic compounds, color and additive systems, elastomer compounds and additives, and thermoplastic resin distribution. In connection with the consolidation, each outstanding share of Geon common stock was converted into two shares of PolyOne and each outstanding share of Hanna common stock was converted into one share of PolyOne. The conversion of the Geon shares has been treated in a manner similar to a two-for-one stock split. All per-share data for all periods presented has been restated to reflect the effects of the conversion.

         The purchase price approximated $546.0 million, including direct acquisition costs. The excess of the purchase price paid over the fair value of net assets acquired, totaling approximately $301.0 million, has been recorded as goodwill. The purchase price allocation reflected in these financial statements for the consolidation is preliminary and may be adjusted as estimated fair values of assets acquired and liabilities assumed are finalized, including the finalization of restructuring plans relating to the operations of Hanna, which the Company has begun to assess. Such activities may include employee separation, asset rationalization and certain plant closures expected to be finalized during 2001.

         PolyOne's operations are located primarily in the United States, Europe, Canada, Mexico and Asia/Pacific, in four business segments: Performance Plastics, Elastomers and Additives, Distribution, and Resin and Intermediates. See Note S for further information on the Company's business segments.

Note B

-    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its subsidiaries. All majority-owned affiliates where the Company has control are consolidated. Investments in affiliates where the Company's ownership is 50% or less, or where the Company does not have control but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Intercompany transactions are eliminated.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments purchased with a maturity of less than three months to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

CONCENTRATIONS OF CREDIT RISK Financial instruments that potentially subject the Company to credit risk are trade accounts receivable and foreign exchange contracts. Concentration of credit risk with respect to trade accounts receivable is limited, due to a large number of customers comprising the Company's customer base and their distribution among many different industries and geographic locations. The Company is exposed to credit risk with respect to forward foreign exchange contracts in the event of non-performance by the counterparties to these financial instruments. Management believes the risk of incurring material losses related to this credit risk is remote.

INVENTORIES Inventories are stated at the lower of cost or market. Approximately 43% of the Company's inventories at December 31, 2000, have been valued by the last-in, first-out (LIFO) cost method. Inventories not valued by the LIFO method are valued principally by the first-in, first-out (FIFO), or average cost method. The excess of current cost over LIFO cost was $24.1 million and $20.1 million at December 31, 2000, and 1999, respectively.


19                                                           POLYONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



PROPERTY AND DEPRECIATION Property, plant and equipment are recorded at cost, net of depreciation and amortization computed principally using the straight-line method over the estimated useful life of the assets, ranging from three to 15 years for machinery and equipment and up to 40 years for buildings. Computer software is amortized over periods not exceeding 10 years. Property, plant and equipment are generally depreciated on accelerated methods for income tax purposes. Repair and maintenance costs are expensed as incurred.

GOODWILL AND OTHER INTANGIBLE ASSETS The excess of the purchase price paid over the fair value of the net assets of businesses acquired is recorded as goodwill and amortized over a 35-year period on a straight-line basis. Goodwill and other long-lived assets are reviewed for impairment. When undiscounted cash flows are not sufficient to recover the assets' carrying amount, an impairment loss is charged to expense in the period identified. Measurement of impairment is based upon discounted cash flows, asset appraisals or market values of similar assets. At December 31, 2000, and 1999, goodwill totaled $474.8 million and $180.0 million, net of accumulated amortization of $14.8 million and $6.2 million, respectively.

         Other intangible assets include values assigned to technology and related patents and workforce. At December 31, 2000, and 1999, other intangible assets totaled $65.5 million and $3.1 million, net of accumulated amortization of $3.7 million and $0.1 million, respectively. These assets are being amortized over periods ranging from four to 20 years on a straight-line basis.

         Amortization expense related to goodwill and other intangibles was $11.5 million, $3.8 million and $2.1 million in 2000, 1999 and 1998, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS The Company periodically enters into interest rate exchange and forward foreign exchange contracts. Interest rate exchange contracts are generally used to convert fixed-rate to floating-rate debt in order to take advantage of lower floating rates. At December 31, 2000, the Company had no interest rate exchange contracts outstanding. Forward foreign exchange contracts are used to minimize the risk related to certain foreign currency receivables, payables and intercompany lending transactions. Gains and losses related to these contracts are recognized in other income or expense, and offset the foreign exchange gains and losses on the underlying transactions. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," which was required to be adopted effective January 1, 2001. Because of the Company's minimal use of derivative financial instruments, the adoption of this statement will not have a material impact on the earnings or financial position of the Company.

REVENUE RECOGNITION The Company recognizes revenues at the point of passage of title, which is based on shipping terms for product sales or when service is performed.

SHIPPING AND HANDLING COSTS Shipping and handling costs are reflected in cost of sales.

INCOME AND LOSSES FROM EQUITY AFFILIATES The Company recognizes its proportionate share of the income of equity affiliates. Losses of equity affiliates are recognized to the extent of the Company's investment, advances, financial guarantees and other commitments to provide financial support to the investee. Any losses in excess of this are deferred, and reduce the amount of future earnings of the equity investee recognized by the Company. At December 31, 2000, and 1999, there were no deferred losses related to equity investees.

ENVIRONMENTAL COSTS The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. Costs associated with the remediation of environmental contamination are accrued when it becomes probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated.

RESEARCH AND DEVELOPMENT EXPENSE Research and development costs, which were $21.4 million, $18.5 million and $15.0 million in 2000, 1999 and 1998, respectively, are charged to expense as incurred.


POLYONE CORPORATION                                                           20

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES Deferred tax liabilities and assets are determined based on the differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rate and laws currently in effect.

FOREIGN CURRENCY TRANSLATION Income statement items are translated at average currency exchange rates. Transaction gains and losses are included in determining net income. All balance sheet accounts of foreign subsidiaries and equity investees are translated at the exchange rate at the end of the period. The Company's share of the resulting translation adjustment is recorded as accumulated other non-owner equity changes. The cumulative unrecognized translation adjustment loss was $32.5 million, $27.8 million and $35.7 million at December 31, 2000, 1999 and 1998, respectively.

STOCK OPTIONS The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

CHANGE IN ACCOUNTING METHOD In January 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities," which required that all pre-operating costs be expensed as incurred. Adoption of this statement resulted in a one-time charge of $2.4 million ($1.5 million net of income tax benefit) and was reported as a cumulative effect of a change in accounting principle in 1999 earnings.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION Certain amounts for 1999 and 1998 have been reclassified to conform to the 2000 presentation.

Note C

-    OXYVINYLS JOINT VENTURE FORMATION

         On April 30, 1999, the Company completed certain transactions with Occidental Chemical Corporation (OxyChem), which included the formation of OxyVinyls, LP (OxyVinyls), a manufacturer and marketer of PVC resins. OxyVinyls is the largest producer of PVC resins in North America.

         PolyOne contributed to OxyVinyls five PVC suspension and mass resin plants and one VCM plant as well as related assets and all the outstanding capital stock of LaPorte Chemicals Corporation, a subsidiary of the Company. In exchange, PolyOne received a 24% interest in OxyVinyls and OxyVinyls assumed certain liabilities and obligations of Poly-One. OxyChem contributed to OxyVinyls one PVC plant; one VCM plant; a 50% interest in OxyMar, a Texas general partnership that operates a VCM plant; and a portion of a chlor-alkali chemical complex, together with other related assets. In exchange, OxyChem received a 76% interest in OxyVinyls, and OxyVinyls assumed certain liabilities and obligations of OxyChem, including certain OxyMar debt. For accounting purposes, PolyOne's contribution to OxyVinyls was treated as a sale of 76% of its PVC business net assets to OxyChem.

         In addition, PolyOne and OxyChem formed Powder Blends, a small powder compounding partnership that is 90% owned by PolyOne. PolyOne also acquired from OxyChem a PVC engineered film and pellet compounding plant located in Burlington, New Jersey, and a pellet compound business located in Pasadena, Texas.

         In conjunction with the above transactions, Poly-One realized approximately $104.0 million through retention of certain working capital from its businesses contributed to OxyVinyls and the distribution of cash from OxyVinyls. This $104.0 million comprises cash received from OxyChem of $77.5 million and retained working capital of $62.0 million, less $27.0 million paid by PolyOne to OxyChem for the purchase of the acquired businesses and $9.0 million representing PolyOne's incremental share of OxyVinyls' incremental financing.


21                                                           POLYONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Company recognized a pre-tax gain of $93.5 million as a result of these transactions, representing the excess of the fair value received over the book value of the 76% and 10% of PolyOne's net assets contributed to Oxy-Vinyls and Powder Blends, respectively. This gain is net of certain one-time costs directly related to the transactions.

         In conjunction with the transactions above, Poly-One entered into PVC resin and VCM supply agreements with OxyVinyls under which PolyOne purchases a substantial portion of its PVC resin and VCM. The agreements have an initial term of 15 years with renewal options. The Company also has entered into various service agreements with the partnerships.

Note D

-    BUSINESS COMBINATIONS

         On July 7, 1999, the Company acquired O'Sullivan Corporation (O'Sullivan), a Virginia corporation, for approximately $192.0 million, including direct acquisition costs. Included in the acquired assets of O'Sullivan was $36.0 million in cash, which was used to partially finance the acquisition. O'Sullivan is a leading producer of engineered polymer films for the automotive and industrial markets.

         The Company also acquired Acrol Holdings Limited (Acrol) on July 1, 1999, and Dennis Chemical Company, Inc. (Dennis Chemical) on September 8, 1999. Acrol, headquartered in Widnes, England, is the United Kingdom's leading formulator of vinyl plastisols. Acrol is also a leading distributor of compounding additives, and manufactures a range of specialty polymer-coated textiles. Dennis Chemical is a custom plastisol formulator of specialty vinyl resins and urethanes, and is headquartered in St. Louis, Missouri. The combined purchase price for these formulator acquisitions was approximately $57.0 million.

         These acquisitions have been accounted for under the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed are recorded at their estimated fair values on the acquisition dates. The excess of the purchase price paid over the fair value of net assets acquired, totaling approximately $97.0 million, has been recorded as goodwill. The acquisitions of O'Sullivan, Acrol and Dennis Chemical were financed with short-term credit facilities and available cash on hand, including a portion of the cash held by O'Sullivan at the acquisition date. The Company's results of operations include the results of the acquired businesses from the date of acquisition.

Note E

-    PRO FORMA FINANCIAL INFORMATION

         The following table sets forth certain unaudited pro forma financial information for the Company, assuming that the transactions with Hanna (discussed in Note A), OxyChem (discussed in Note C) and O'Sullivan (discussed in Note D) had occurred on January 1, 1999. In addition, the pro forma financial information reflects the effect of Hanna's sale of its Cadillac Plastic business as if it had occurred prior to the periods shown. The net proceeds from the sale of Cadillac were assumed to be used to repay long-term debt. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the aforementioned transactions been made at the beginning of the periods presented.

In millions, except per share data                       2000             1999
                                                      ---------        ---------
Sales                                                 $ 3,139.7        $ 3,039.9
Income before cumulative effect of
  a change in accounting principle                         52.4             79.9
                                                      ---------        ---------
Basic earnings per share                                   0.57             0.88
                                                      ---------        ---------
Diluted earnings per share                                 0.57             0.86
                                                      =========        =========


POLYONE CORPORATION                                                           22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note F

-    FINANCIAL INFORMATION OF R&I SEGMENT EQUITY AFFILIATES

         The Company's R&I segment consists primarily of investments in equity affiliates. Summarized financial information for OxyVinyls, which was formed in April 1999, is presented below.

In millions                                             2000             1999
                                                      --------         --------
OxyVinyls:
  Net sales                                           $1,892.3         $1,102.1
  Operating income                                       148.2             71.8
  Partnership income as reported
    by OxyVinyls                                         146.2             63.7
  PolyOne's ownership of OxyVinyls                          24%              24%
                                                      --------         --------
  PolyOne's proportionate share of
    OxyVinyls' earnings                                   35.1             15.3
  Amortization of the difference between
  PolyOne's investment and its
    underlying share of OxyVinyls' equity                  0.6              1.2
                                                      --------         --------
  Earnings of equity affiliate
    recorded by PolyOne                               $   35.7         $   16.5
                                                      ========         ========

  Current assets                                      $  338.1         $  367.7
  Non-current assets                                   1,045.1          1,021.1
                                                      --------         --------
    Total assets                                      $1,383.2         $1,388.8
                                                      ========         ========

  Current liabilities                                 $  238.2         $  272.0
  Non-current liabilities                                 93.9            102.5
                                                      --------         --------
    Total liabilities                                 $  332.1         $  374.5
                                                      ========         ========

         The Company's R&I segment also includes the Sun-belt and AVC equity affiliates. Combined summarized financial information for Sunbelt (owned 50%) and AVC (owned 37.4%) is presented in the following table. The amounts shown represent the entire operations of these businesses, rather than the Company's proportionate share.

In millions                                               2000           1999
                                                         -------        -------
Net sales                                                $ 239.2        $ 200.3
Operating income                                            24.5            9.6
Net income (loss) before cumulative effect
  of a change in accounting                                  3.1          (13.5)
Net income (loss)                                        $   3.1        $ (18.3)
                                                         =======        =======

Current assets                                           $  52.5        $  67.7
Non-current assets                                         204.6          226.6
                                                         -------        -------
  Total assets                                           $ 257.1        $ 294.3
                                                         =======        =======

Current liabilities                                      $  22.1        $  57.6
Non-current liabilities                                    219.1          201.3
                                                         -------        -------
  Total liabilities                                      $ 241.2        $ 258.9
                                                         =======        =======

Note G

-    FINANCING ARRANGEMENTS

         Long-term debt at December 31 consists of the following:

In millions                                                  2000           1999
                                                          -------        -------
9.375% senior notes due 2003                              $  91.1        $  --
6.875% debentures due 2005                                   75.0           75.0
7.500% debentures due 2015                                   50.0           50.0
Medium-term notes - interest rates from
  6.52% to 7.16% with a weighted average
  of 6.85% - due between 2004 and 2011                      149.4           --
Bank borrowings                                              79.5            6.3
                                                          -------        -------
                                                            445.0          131.3
Less current portion                                          2.6            0.4
                                                          -------        -------
                                                          $ 442.4        $ 130.9
                                                          =======        =======

         Aggregate maturities of long-term debt for the next five years are:
2001 - $2.6 million; 2002 - $2.4 million; 2003 - $137.4 million; 2004 - $40.6 million; and 2005 - $99.4 million.


23                                                           POLYONE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         In October 2000, the Company entered into two revolving credit agreements that provide for up to $200.0 million in borrowings through October 2001 and up to $200.0 million in borrowings through October 2005. The agreements replaced existing revolving credit facilities that would have expired between May 2001 and January 2003. The new agreements provide for interest rates to be determined at the time of borrowing based on a choice of formulas specified in the agreement. There were $210.0 million in borrowings under these agreements at December 31, 2000.

         Bank borrowings include committed and uncommitted credit lines. At December 31, 2000, the Company had $20.0 million of borrowings from uncommitted credit lines and $210.0 million of borrowing from committed bank lines at rates ranging from 7.1% to 7.6%, with a weighted-average rate of 7.5%. The Company has a 5.1% fixed-rate borrowing for 90 million DM ($43.2 million as of December 31, 2000) due in 2003.

         The weighted-average interest on short-term borrowings was 7.5% and 6.6% at December 31, 2000, and 1999, respectively.

         Interest paid amounted to $38.6 million, $16.7 million and $14.5 million in 2000, 1999 and 1998, respectively.

         The Company's bank agreements require, among other things, that the Company comply with interest coverage and debt-to-cash earnings ratios.

Note H

-    LEASING ARRANGEMENTS

         The Company leases certain manufacturing facilities, warehouse space, machinery and equipment, automobiles and railcars under operating leases. Rent expense amounted to $21.3 million, $20.9 million and $32.2 million during 2000, 1999 and 1998, respectively.

         The future minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 2000, are as follows: 2001 - $11.1 million; 2002 - $8.9 million; 2003 - $6.0 million; 2004 -
$5.0 million; 2005 - $3.5 million; and thereafter - $7.9 million.

Note I

-    SALE OF ACCOUNTS RECEIVABLE

         The Company has an agreement with a bank to sell an undivided interest in certain trade accounts receivable under which, on an ongoing basis, a maximum of $100.0 million ($85.0 million in 1999) can be sold from a designated pool subject to limited recourse. Payments are collected from the sold accounts receivable; the collections are reinvested in new accounts receivable for the buyers, and a yield based on defined short-term market rates is transferred to the buyers. Buyers have collection rights to recover payments from the receivables in the designated pool. Sales of accounts receivable averaged $87.5 million, $69.6 million and $78.4 million in 2000, 1999 and 1998, respectively. Accounts receivable at December 31, 2000, and 1999 were net of $100.0 million and $85.0 million, respectively, representing the interests in receivables sold under these agreements. The discount from the Company's sale of receivables is included in "Other expense, net" in the Consolidated Statements of Income.


POLYONE CORPORATION                                                           24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which the Company is required to adopt prospectively for transactions beginning in April 2001. Based on current circumstances, the Company believes that the adoption of Statement No. 140 will not have a material impact on its financial statements.

Note J

-    INVENTORIES

                                                              December 31,
In millions                                              2000            1999
                                                        -------         -------
At FIFO or average cost, which
  approximates current costs:
    Finished products and in process                    $ 201.4         $  96.3
    Raw materials and supplies                            159.8            92.0
                                                        -------         -------
                                                          361.2           188.3
  Reserve to reduce certain
    inventories to LIFO basis                             (24.1)          (20.1)
                                                        -------         -------
                                                        $ 337.1         $ 168.2
                                                        =======         =======

         Approximately 43% and 53% of the Company's inventory was valued by the LIFO method at December 31, 2000, and 1999, respectively.

Note K

-    PROPERTY

                                                             December 31,
In millions                                            2000              1999
                                                     --------          --------
Land and land improvements                           $   55.3          $   22.0
Buildings                                               287.5             153.0
Machinery and equipment                                 823.6             584.3
                                                     --------          --------
                                                      1,166.4             759.3
Less accumulated depreciation
  and amortization                                     (462.6)           (420.9)
                                                     --------          --------
                                                     $  703.8          $  338.4
                                                     ========          ========

Note L

-    OTHER BALANCE SHEET LIABILITIES

                                   Accrued Expenses      Non-current Liabilities
                                  --------------------    --------------------
                                      December 31,            December 31,
In millions                        2000         1999       2000         1999
                                  -------      -------    -------      -------
Employment costs                  $  80.9      $  28.8    $  43.7      $   9.7
Environmental                        10.0          7.1       48.4         37.0
Taxes, other than income              8.3         10.4       --           --
Post-retirement benefits             12.7          7.7       --           --
Pension                              --           --         37.8         12.6
Employee separation
  and plant phase-out                 2.4          2.7       --           --
Other                                61.4         13.3       49.2          0.9
                                  -------      -------    -------      -------
                                  $ 175.7      $  70.0    $ 179.1      $  60.2
                                  =======      =======    =======      =======

Note M

-    EMPLOYEE BENEFIT PLANS

         The Company has four defined benefit pension plans covering some of the former Geon U.S. employees. The Company's salaried plan closed participation to employees after December 31, 1999. The plans generally provide benefit payments using a formula that is based on employee compensation and length of service. Annual contributions to the plans are sufficient to satisfy legal requirements. Plan assets consist principally of corporate and government obligations and funds invested in equities, including stock of the Company. Two of the Company's pension plans are unfunded non-qualified pension plans that provide supplemental pension benefits for senior executives. In connection with the acquisition of Hanna and O'Sullivan, the Company assumed the obligations and assets of Hanna's and O'Sullivan's defined benefit pension plans, covering certain Hanna and O'Sullivan employees. Benefits earned under Hanna's and O'Sullivan's defined benefit pension plans have been frozen.


25                                                           POLYONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         A charge of $9.0 million for curtailment and special termination benefits was recorded in 1999 relating to the transfer of R&I employees from Geon to OxyVinyls. This charge is included in the gain on formation of joint ventures, net of formation expenses, in the Consolidated Statements of Income. The Company has recorded an intangible asset of $1.8 million and $3.2 million related to both funded and unfunded pension plans as of December 31, 2000, and 1999, respectively. At December 31, 2000, and 1999, the Company's accumulated other non-owner equity changes included $20.6 million and $1.3 million, respectively, related to the accumulated minimum pension liability.

         The Company reports other non-owner equity changes net of the related income tax expense or benefit in the Consolidated Statements of Shareholders' Equity. The income tax (expense) benefit related to the adjustment of the minimum pension liability was $11.1 million, $(4.1) million and $3.6 million in 2000, 1999 and 1998, respectively.

         The Company sponsors several unfunded defined benefit post-retirement plans that provide certain health care and life insurance benefits to eligible employees. The health care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The life insurance plans are generally non-contributory.

         The following tables set forth the change in benefit obligation, change in plan assets funded status and amounts recognized in the Consolidated Balance Sheets related to the defined benefit pension and post-retirement health care benefit plans.

                                                       Pension Benefits                Health Care Benefits
In millions                                           2000            1999           2000                  1999
                                                    -------         -------         -------              -------
Change in benefit obligation
  Benefit obligation -
    beginning of year                               $ 292.5         $ 302.1         $  86.2              $  95.8
  Service cost                                          4.1             3.7             0.8                  0.5
  Interest cost                                        24.3            21.1             7.9                  6.2
  Participant contributions                            --              --               0.9                  0.5
  Benefits paid                                       (25.5)          (23.5)          (12.7)                (8.0)
  Curtailment and special
    termination benefits                               --               9.0            --                   --
  Acquired businesses and
    plan amendments                                    79.5            10.6            54.3                  2.4
  Transfer to OxyVinyls                                --              --              --                   (2.7)
  Change in discount rate
    and other                                          18.1           (30.5)           17.6                 (8.5)
                                                    -------         -------         -------              -------
  Benefit obligation -
    end of year                                       393.0           292.5           155.0                 86.2
  Projected salary increases                           26.4            22.7            --                   --
                                                    -------         -------         -------              -------
  Accumulated benefit
    obligation                                      $ 366.6         $ 269.8         $ 155.0              $  86.2
                                                    =======         =======         =======              =======

Change in plan assets
  Plan assets -
    beginning of year                               $ 256.5         $ 243.9         $  --                $  --
  Actual return on
    plan assets                                         6.8            14.2            --                   --
  Company contributions                                 7.3             9.8            --                   --
  Acquired businesses                                 107.7             9.5            --                   --
  Benefits paid                                       (25.1)          (20.9)           --                   --
                                                    -------         -------         -------              -------
  Plan assets - end of year                         $ 353.2         $ 256.5         $  --                $  --
                                                    =======         =======         =======              =======


Funded status
  Plan assets less than
    projected benefit obligation                    $  39.8         $  36.0         $ 155.0              $  86.2
  Unamortized
    Transition liability                               (1.4)           (2.3)           --                   --
    Prior service cost                                 (0.8)           (1.6)           --                   --
    Net actuarial gain (loss)                         (62.7)          (24.7)          (12.4)                 5.4
  Adjustment to recognized minimum liability           33.5             5.2            --                   --
                                                    -------         -------         -------              -------
  Accrued benefit cost                              $   8.4         $  12.6         $ 142.6              $  91.6


POLYONE CORPORATION                                                           26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the assumptions used by the consulting actuaries, and the related benefit cost information.

                                                               Pension Benefits                     Health Care Benefits
                                                       ---------------------------------      -------------------------------
Dollars in millions                                      2000         1999         1998         2000        1999        1998
                                                       -------      -------      -------      -------     -------     -------
Assumptions
  Discount rate                                            7.5%         7.7%         7.0%         7.5%        7.7%        7.0%
  Future compensation                                  4.0-7.0%     4.0-7.0%     4.0-7.0%        --          --          --
  Expected long-term return on plan assets                 9.0%         9.5%         9.5%        --          --          --
Components of net periodic benefit costs
  Service cost                                         $   4.1      $   3.7      $   3.9      $   0.8     $   0.5     $   0.4
  Interest cost                                           24.3         21.1         20.1          7.9         6.2         6.5
  Curtailment loss and special termination benefits       --            9.0         --           --          --          --
  Expected return on plan assets                         (26.8)       (22.6)       (22.5)        --          --          --
  Amortization of unrecognized losses,
    transition obligation and prior service cost           1.9          2.6          2.6         --          --          --
                                                       -------      -------      -------      -------     -------     -------
                                                       $   3.5      $  13.8      $   4.1      $   8.7     $   6.7     $   6.9
                                                       =======      =======      =======      =======     =======     =======

         The combined projected benefit obligation (PBO) includes the PBO of unfunded plans of $8.9 million and $7.0 million at December 31, 2000, and 1999, respectively. The accumulated benefit obligation (ABO) of these unfunded plans was $6.4 million and $6.3 million at December 31, 2000, and 1999, respectively. The remaining PBO relates to the Company's funded pension plans, including the acquired Hanna and O'Sullivan plans. At December 31, 2000, the Company had three plans with a PBO and an ABO in excess of the related plan assets. These include the Company's salaried plan and two plans acquired with O'Sullivan. At December 31, 2000, the PBO, ABO and fair value of plan assets for these plans were $276.0 million, $253.0 million and $216.7 million, respectively.

         For measurement purposes, the Company assumed an average annual rate of increase in the per capita cost of health care benefits (health care cost trend rates) of 8.5% for 2000, declining gradually to 5.5% in 2007 and thereafter. A change in the assumed health care cost trend rates of 1% in each year would increase or decrease the benefit obligation as of December 31, 2000, by approximately $11.0 million, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for 2000 by $1.1 million.

         The Company maintains voluntary retirement savings plans (RSP) for most employees. Under provisions of the RSP, eligible employees can receive Company matching contributions up to the first 6% of their eligible earnings. For 2000, 1999 and 1998, Company contributions amounted to $9.2 million, $7.6 million and $5.4 million, respectively. In addition, the Company makes profit-sharing payments to the RSP for those employees not covered by management incentive compensation plans. In 1999 and 1998, these profit-sharing payments totaled $2.2 million and $1.5 million, respectively. There were no payments made in 2000. In addition, the Company continues to sponsor defined contribution plans for certain former Hanna employees, which provide for Company contributions of a specified percentage of each employee's compensation. In 2000, these contributions amounted to $1.4 million.

Note N

-    COMMITMENTS AND RELATED PARTY INFORMATION

ENVIRONMENTAL The Company has been notified by federal and state environmental agencies and by private parties that it may be a potentially responsible party
(PRP) in connection with several environmental sites. While government agencies frequently claim PRPs are jointly and severally liable at these sites, in the Company's experience, interim and final allocations of liability costs are generally made based on the relative contribution of waste. The Company believes that its potential continuing liability with respect to such sites will not have a material adverse effect on its consolidated financial position, results of operations or cash flows. In addition, the Company initiates corrective and preventive environmental projects of its own to ensure safe and lawful activities at its operations.


27                                                           POLYONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company believes that compliance with current governmental regulations at all levels will not have a material adverse effect on its financial condition. Based on estimates prepared by the Company's environmental engineers and consultants, the Company, at December 31, 2000, had accruals totaling $58.4 million to cover probable future environmental expenditures related to previously contaminated sites. The accrual represents the Company's best estimate for the remaining remediation costs, based upon information and technology currently available. Depending upon the results of future testing and the ultimate remediation alternatives undertaken at these sites, it is possible that the ultimate costs to be incurred could be more or less than the accrual at December 31, 2000, by as much as $19.0 million or $15.0 million, respectively. The Company's estimate of the liability may be revised as new regulations, technologies or additional information is obtained. Environmental expense incurred was $2.2 million, $1.7 million and $2.4 million in the years ended December 31, 2000, 1999 and 1998, respectively.

GUARANTEES In connection with the formation of OxyVinyls, the Company has guaranteed $42.0 million of OxyVinyls borrowings from Occidental Petroleum Corporation. The Company also has guaranteed $97.5 million of Sunbelt's outstanding senior secured notes, maturing in 2017.

RELATED PARTY TRANSACTIONS The Company purchases a substantial portion of its raw materials under the terms of supply agreements with OxyVinyls. The agreements have an initial term of 15 years with renewal options. The Company also has entered into various service agreements with OxyVinyls. At December 31, 2000, and 1999, net amounts owed to OxyVinyls, primarily for raw material purchases, totaled approximately $16.0 million and $26.0 million, respectively. During 2000 and 1999, the Company's purchases of raw materials from OxyVinyls totaled approximately $336.0 million and $220.0 million, respectively.

Note O

-    OTHER EXPENSE, NET

In millions                                    2000          1999          1998
                                            -------       -------       -------
Currency exchange gain (loss)               $   2.8       $  (0.4)      $   1.8
Discount on sale of trade
  receivables                                  (5.8)         (3.5)         (4.6)
Other income (expense), net                    (0.6)          0.3           0.2
                                            -------       -------       -------
                                            $  (3.6)      $  (3.6)      $  (2.6)
                                            =======       =======       =======

Note P

-    INCOME TAXES

         Income (loss) before income taxes and cumulative effect of a change in accounting consists of the following:

In millions                                  2000           1999            1998
                                          -------        -------         -------
Domestic                                  $  23.8        $ 179.6         $   5.1
Foreign                                       2.3           (5.6)           18.5
                                          -------        -------         -------
                                          $  26.1        $ 174.0         $  23.6
                                          =======        =======         =======

         A summary of income tax expense (benefit) is as follows:

In millions                                 2000           1999           1998
                                          -------        -------        -------
Current:
  Federal                                 $   0.1        $  --          $   0.2
  State                                       1.0            1.2            0.6
  Foreign                                     0.8            5.3           10.0
                                          -------        -------        -------
    Total current                             1.9            6.5           10.8
Deferred:
  Federal                                     8.7           61.3            2.0
  State                                      (1.2)           6.8           (0.4)
  Foreign                                     0.8           (6.8)          (2.6)
                                          -------        -------        -------
    Total deferred                            8.3           61.3           (1.0)
                                          -------        -------        -------
    Total tax expense                     $  10.2        $  67.8        $   9.8
                                          =======        =======        =======


POLYONE CORPORATION                                                           28

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         The income tax rate for financial reporting purposes varied from the federal statutory rate as follows:

                                                    2000        1999       1998
                                                    ----        ----       ----
Federal statutory income tax rate                   35.0%       35.0%      35.0%
State tax, net of federal benefit                   (0.4)        3.0        0.8
Goodwill                                             7.7         0.5        2.6
Differences in rates of
  foreign operations                                 3.4        --          1.5
Enacted tax rate reduction                          (5.4)       --         --
Other, net                                          (1.2)        0.5        1.6
                                                    ----        ----       ----
Effective income tax rate                           39.1%       39.0%      41.5%
                                                    ====        ====       ====

         Significant components of the Company's deferred tax liabilities and assets at December 31 are as follows:

In millions                                              2000            1999
                                                        -------         -------
Deferred tax liabilities:
Tax over book depreciation                              $  70.6         $  39.3
  Intangibles                                              17.3            (2.0)
  Equity investments                                      142.2           146.4
  State taxes                                               5.0             6.2
  Other, net                                               15.2            12.5
                                                        -------         -------
    Total deferred tax liabilities                        250.3           202.4
                                                        -------         -------
Deferred tax assets:
  Post-retirement benefits other
    than pensions                                          49.9            32.1
  Employment cost and pension                              33.7            14.0
  Environmental                                            19.9            15.7
  Net operating loss carryforward                          41.5            34.2
  LIFO inventory                                            1.7             4.8
  Alternative minimum tax credit
    carryforward                                            5.6             5.2
  Foreign net operating losses and
    tax credit carryforward                                13.7             5.6
  Foreign net operating losses and tax credit
    carryforward valuation allowance                      (13.7)           (5.6)
  Other, net                                               14.7            17.1
                                                        -------         -------
    Total deferred tax assets                             167.0           123.1
                                                        -------         -------
    Net deferred tax liabilities                        $  83.3         $  79.3
                                                        =======         =======

         SFAS No. 109, "Accounting for Income Taxes," requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As realization of the foreign tax credit carryforwards is considered uncertain, a valuation allowance has been recorded. Approximately $6.5 million of the valuation allowance relates to the consolidation with Hanna, and will reduce goodwill upon subsequent recognition of the related tax benefit. The Company believes that the timing of the reversal of its deferred tax liabilities will be sufficient to fully recognize its remaining deferred tax assets.

         The Company has provided for U.S. federal and foreign withholding tax on $22.0 million, or 12%, of foreign subsidiaries' undistributed earnings as of December 31, 2000. Regarding the undistributed earnings on which no federal and foreign withholding tax has been provided, earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings actually been repatriated.

         During 2000, 1999 and 1998, the Company paid income taxes net of refunds of $4.2 million, $8.8 million and $7.8 million, respectively. The Company has a net operating loss carryforward of approximately $118.6 million, of which $11.9 million will expire in 2011, $22.2 million will expire in 2012, $66.6 million will expire in 2018, $5.6 million will expire in 2019 and the remaining $12.3 million will expire in 2020. In addition, the Company has an alternative minimum tax loss carryforward of $30.7 million and an alternative minimum tax credit carryforward of $5.6 million.

Note Q

-    EMPLOYEE SEPARATION AND PLANT PHASE-OUT CHARGES

         During 2000, the Company recorded employee separation and plant phase-out charges of $3.4 million ($0.6 million of which pertained to inventory write-offs and was recorded in cost of sales) relating to the closing of an engineered films facility. The facility is expected to be closed by the end of the first quarter in 2001. The charge of $2.8 million included $2.3 million for involuntary severance benefits for 80 employees whose positions will be eliminated, a $0.3 million write-off of intangible assets and a $0.2 million pension curtailment charge. At December 31, 2000, two positions had been eliminated and approximately $0.2 million in severance benefits had been paid. The Company expects most of the remaining positions to be eliminated by the end of the first quarter of 2001, and the remaining $2.1 million in cash payments for severance to be paid by the end of 2001.


29                                                           POLYONE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         During 1999, the Company recorded net employee separation and plant phase-out charges totaling $0.5 million, plus $1.2 million of additional depreciation expense related to the consolidation of its compounding operations, which began in the fourth quarter of 1998 when the Company recorded employee separation and plant phase-out charges totaling $14.6 million. The plan included the closing of two manufacturing facilities and the partial closing of manufacturing lines at other plants. The consolidation resulted in the write-off of software, machinery and equipment; cost associated with the elimination of 201 positions; and costs associated with demolition and lease termination. At December 31, 1999, all positions were eliminated and all manufacturing lines were closed. The cash costs related to site demolition and severance were fully paid in 2000.

Note R

-    SHAREHOLDERS' EQUITY

         The Company's incentive stock plans provide for the awarding or granting of options to purchase common stock of the Company. Generally, options granted become exercisable at the rate of 35% after one year, 70% after two years and 100% after three years. Certain options granted under the Company's long-term incentive plan are exercisable after six years, with accelerated vesting based upon achievement of target stock prices. The term of each option cannot extend beyond 10 years from the date of grant. Certain options carry limited stock appreciation rights exercisable in the event of a change in control. All options under the plans have been granted at 100% of market (as defined) on the date of the grant. The Company also has a stock plan for non-employee directors under which options are granted.

         During 1998, the Company issued 2.2 million stock options under a three-year, long-term incentive plan. Two-thirds of these options become exercisable after six years, with accelerated vesting if target stock prices are met. The remainder of these options is exercisable only if the target stock prices are met. As a result of the consolidation, all outstanding options, with the exception of unearned challenge grant options, became vested under the change in control provisions of the then stock plans.

         In August 2000, shareholders approved the 2000 Stock Incentive Plan (Incentive Plan). The Incentive Plan is administered by a committee of the Board of Directors. Officers, employees and non-employee directors are eligible to participate. The Incentive Plan provides for the award of a broad variety of stock-based compensation alternatives such as non-qualified stock options, incentive stock options, restricted stock, performance awards and stock appreciation rights. The total number of shares that may be granted under the Incentive Plan is 4.5 million shares. Options granted will expire no more than 10 years after the grant date. The exercise price is equal to 100% of the fair market value on the date of grant.

         A summary of stock option activity follows:

                                                                     Weighted-Average
In thousands, except per share data                        Shares     Exercise Price
                                                           ------          -----
Outstanding at January 1, 1998                              5,068         $10.41
Issued                                                      2,924          10.49
Exercised                                                    (252)          9.47
Forfeited                                                    (124)         12.44
                                                           ------          -----
Outstanding at January 1, 1999                              7,616          10.44
Issued                                                        298          12.33
Exercised                                                    (902)          9.82
Forfeited                                                     (74)         10.93
                                                           ------          -----
Outstanding at December 31, 1999                            6,938          10.63
Hanna options assumed at merger date                        4,295          15.24
Issued                                                      2,628          10.19
Exercised                                                    (121)         10.32
Forfeited                                                    (815)         14.85
                                                           ------          -----
Outstanding at December 31, 2000                           12,925          11.79
Exercisable at December 31, 2000                           10,099          12.46
Exercisable at December 31, 1999                            4,586          10.58
Exercisable at December 31, 1998                            4,292          10.35
                                                           ------          -----
At December 31, 2000:
Exercisable options:
  Exercise price: $7.46 - $17.00                            8,989          11.42
  Exercise price: $17.01 - $26.82                           1,110          20.96
Unexercisable options:
  Exercise price: $7.46 - $17.00                            2,826           9.40
  Exercise price: $17.01 - $26.82                            --             --
                                                           ======          =====

         At December 31, 2000, the weighted-average remaining life for options with an exercise price of $17.00 or less was 4.5 years. Options with an exercise price of more than $17.00 had a remaining life of 5.4 years.


POLYONE CORPORATION                                                           30

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Under the Company's incentive programs, senior executives and other key employees are also eligible to receive annual bonus awards, consisting of stock or a combination of stock and cash. Under these plans, performance measures are established and used to determine the payout, if any. The Company granted 0.2 million shares of stock under these annual incentive stock plans in each of the past three years. These annual stock awards are restricted, with the restriction generally lapsing over three years. As a result of the consolidation, all restrictions lapsed under the change in control provisions of the then plan.

         The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its incentive plans. Accordingly, no compensation cost has been recognized for its fixed-option plans because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Had the compensation cost for the stock options granted been determined based upon the fair value at the grant date, consistent with the fair value method of FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share would have been reduced by $4.0 million ($0.06 per diluted share) in 2000, $2.1 million ($0.05 per diluted share) in 1999 and $1.9 million ($0.04 per diluted share) in 1998. The weighted-average fair value of stock options granted per share was $1.06, $4.76 and $3.27 for 2000, 1999 and 1998, respectively. The fair value of the stock options at the grant date was estimated using the Black-Scholes option pricing model, with an assumed risk-free interest rate of 5.2%, 6.1% and 4.8%; an assumed dividend yield of 2.0%, 1.7% and 2.5%; and stock price volatility of 36.7%, 32.7% and 29.9% for 2000, 1999 and 1998, respectively. A seven-year weighted-average life was used for all periods.

         The compensation cost recognized relating to the stock portion of the annual incentive plans, three-year incentive plan and amortization of restricted stock awarded at the IPO amounted to $10.3 million, $5.8 million and $4.9 million in 2000, 1999 and 1998, respectively. The weighted-average fair value per share of restricted stock and stock awards under the long-term incentive plan on the grant date was $14.95, $11.69 and $10.38 for 2000, 1999 and 1998, respectively.

         At December 31, 2000, approximately 12.9 million shares were reserved for future issuance upon exercise of stock options previously granted, and approximately 8.8 million shares were available for future grants under the Company's incentive plans.

         In May 2000, the Company established a Share Ownership Trust (SOT) with an initial contribution of 1.0 million shares from treasury. The SOT will serve over time as a vehicle to minimize future share dilution by issuing shares associated with the exercise of stock options and by funding contributions to other equity-related programs. Hanna also has a SOT, which is used to fund a portion of employee compensation and employee benefit plans. Shares remaining in the SOT are adjusted at each balance sheet date to their respective market value, with the offsetting entry to additional paid-in capital. Shares remaining in the SOT are not considered outstanding for purposes of computing earnings per share.

Note S

-    SEGMENT INFORMATION

         The Company operates primarily in four business segments: the Performance Plastics segment, the Elastomers and Additives (E&A) segment, the Distribution segment, and the Resin and Intermediates (R&I) segment. The addition of the E&A and Distribution segments in 2000 is a result of the merger with Hanna. The Performance Plastics segment is a combination of the former Geon Performance Polymers & Services segment and Hanna's Plastic Processing segment. The accounting policies of each business segment are consistent with those described in the "Summary of Significant Accounting Policies." Inter-segment sales are accounted for at prices generally approximating those for similar transactions with unaffiliated customers. The elimination of inter-segment sales revenue in 1998 and 1999 is primarily for sales from the R&I segment to the Performance Plastics segment, and is included in the "Other" segment. Certain other corporate expenses and eliminations are also included in the "Other" segment. Business segment assets consist primarily of customer receivables, inventories, net property and goodwill. Cash, sales of accounts receivable and certain other assets not identified with a specific segment are included in the "Other" segment.

                                                            POLYONE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              Resins &
                                                                      Performance  Elastomers                  Inter-
In millions                                                  Total      Plastics  & Additives  Distribution   mediates     Other
                                                            --------    --------    --------     --------     --------    --------
YEAR ENDED DECEMBER 31, 2000
  Net sales                                                 $1,887.8    $1,594.7    $  145.8     $  158.9     $   --      $  (11.6)
  Operating income (loss)                                       64.8        52.5         7.6          2.1         27.9       (25.3)
    Employee separation and plant phase-out                      2.8         2.8
    Charge for acquired profit in inventory                      2.8         2.3         0.5
    Merger and integration costs                                 9.5                                                           9.5
    Pension termination and debt placement costs                 1.6                                                           1.6
                                                            --------    --------    --------     --------     --------    --------
  Operating income (loss) before restructuring costs,
    acquired profit in inventory, merger and
    integration costs, and pension termination and
    debt placement costs                                        81.5        57.6         8.1          2.1         27.9       (14.2)
      Depreciation and amortization                             57.4        49.5         5.8          2.1
                                                            --------    --------    --------     --------     --------    --------
  Operating income (loss) before depreciation and
    amortization, restructuring costs, acquired profit
    in inventory, merger and integration costs, and
    pension termination and debt placement costs               138.9       107.1        13.9          4.2         27.9       (14.2)
                                                            --------    --------    --------     --------     --------    --------
Total assets                                                 2,460.7     1,607.6       320.9        167.0        262.5       102.7
Capital expenditures                                            62.7        42.9         7.1          0.6                     12.1
                                                            ========    ========    ========     ========     ========    ========

YEAR ENDED DECEMBER 31, 1999
Net sales                                                   $1,261.2    $1,107.1                              $  191.5    $  (37.4)
Operating income (loss)                                         99.7       104.1                                   1.3        (5.7)
  Employee separation and plant phase-out                        0.5         0.5
  Other restructuring costs - accelerated depreciation           1.2         1.2
  Restructuring costs incurred by OxyVinyls                      0.8                                               0.8
  Charge for acquired profit in inventory                        3.2         3.2
                                                            --------    --------    --------     --------     --------    --------
  Operating income (loss) before restructuring costs
    and acquired profit in inventory                           105.4       109.0                                   2.1        (5.7)
  Depreciation and amortization                                 43.2        33.1                                  10.1
                                                            --------    --------    --------     --------     --------    --------
  Operating income (loss) before depreciation and
    amortization, restructuring costs, and acquired
    profit in inventory                                        148.6       142.1                                  12.2        (5.7)
                                                            --------    --------    --------     --------     --------    --------
  Total assets                                               1,162.6       905.2                                 247.7         9.7
  Capital expenditures                                          60.1        49.1                                   4.0         7.0
                                                            ========    ========    ========     ========     ========    ========

YEAR ENDED DECEMBER 31, 1998
  Net sales                                                 $1,284.4    $  839.2                              $  577.7    $ (132.5)
  Operating income (loss)                                       41.0        79.2                                 (36.4)       (1.8)
  Employee separation and plant phase-out                       14.6        14.6
                                                            --------    --------    --------     --------     --------    --------
  Operating income (loss) before restructuring costs            55.6        93.8                                 (36.4)       (1.8)
  Depreciation and amortization                                 57.9        28.6                                  28.8         0.5
                                                            --------    --------    --------     --------     --------    --------
  Operating income (loss) before depreciation and
    amortization and restructuring costs                       113.5       122.4                                  (7.6)       (1.3)
                                                            --------    --------    --------     --------     --------    --------
  Total assets                                                 802.0       463.4                                 347.8        (9.2)
  Capital expenditures                                          40.7        21.7                                  18.8         0.2
                                                            ========    ========    ========     ========     ========    ========


POLYONE CORPORATION                                                           32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Earnings of equity affiliates are included in the related business segment earnings (loss) and the investment in equity affiliates is included in related business segment assets. Amounts related to equity affiliates included in the business segment information are as follows:

In millions                                 2000           1999           1998
                                           -------        -------        -------
  Earnings of equity affiliates:
  Performance Plastics                     $   1.0        $   0.1        $   0.5
  R&I                                         37.9            9.6            3.2
                                           -------        -------        -------
  Total                                    $  38.9        $   9.7        $   3.7
                                           =======        =======        =======

Investment in equity affiliates:
  Performance Plastics                     $  60.0        $  17.5        $   3.2
  R&I                                        251.6          247.6           16.6
                                           -------        -------        -------
  Total                                    $ 311.6        $ 265.1        $  19.8
                                           =======        =======        =======

         The Company's sales are principally to customers in the United States, Europe, Canada and Asia/Pacific, and the majority of the Company's assets are located in these countries. Below is a summary of sales based on the country from which the sales originated, and assets by location.

In millions                               2000            1999            1998
                                        --------        --------        --------
Net sales:
  United States                         $1,502.9        $1,056.1        $1,004.7
  Europe                                   132.2            --              --
  Canada                                   215.4           190.6           279.7
  Other                                     37.3            14.5            --
                                        --------        --------        --------
Long-lived assets:
  United States                         $1,322.6        $  690.2        $  443.7
  Europe                                   194.6            --              --
  Canada                                    61.8            60.9           105.5
  Other                                     85.2            53.8            18.1
                                        ========        ========        ========

Note T

-    WEIGHTED-AVERAGE SHARES USED IN COMPUTING EARNINGS PER SHARE

In millions                                  2000           1999           1998
                                             ----           ----           ----
Weighted-average shares - basic:
  Weighted-average shares
    outstanding                              61.8           47.4           46.6
  Less unearned portion of
    restricted stock awards
    included in outstanding shares           (0.4)          (0.8)          (0.8)
                                             ----           ----           ----
                                             61.4           46.6           45.8
                                             ====           ====           ====

Weighted-average shares - diluted:
  Weighted-average shares
    outstanding                              61.8           47.4           46.6
  Plus dilutive impact of stock
    options and stock awards                  0.2            1.2            0.6
                                             ----           ----           ----
                                             62.0           48.6           47.2
                                             ====           ====           ====

         The historical share amounts have been restated to reflect the conversion of each outstanding share of Geon common stock into two shares of PolyOne.

Note U

-    FINANCIAL INSTRUMENTS

         The Company transacts business in various foreign currencies and is subject to financial exposure from foreign exchange rate movement between the date a foreign currency transaction is recorded and the date it is consummated. To mitigate this risk, the Company enters into foreign exchange contracts. Gains and losses on these contracts generally offset gains or losses on the assets and liabilities being hedged, and are recorded as other income or expense. Additionally, the Company enters into intercompany lending transactions. The Company also enters into foreign exchange contracts related to this foreign exchange exposure. Realized and unrealized gains and losses on these contracts are recorded as other income or expense. The Company does not hold or issue financial instruments for trading purposes.


- 33                                                         POLYONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The table below summarizes by currency the contractual amounts of the Company's foreign exchange contracts at December 31, 2000 (in millions). Foreign currency amounts are translated at exchange rates as of December 31, 2000. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

Currency                                                     Buy           Sell
                                                            -----          -----
U.S. dollar                                                 $75.2          $39.6
Euro                                                          3.5           76.7
British pound sterling                                       --              9.3
Canadian dollar                                              35.7           --
Other                                                         7.6           --

         The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amounts reported in the balance sheet approximate fair value.

LONG- AND SHORT-TERM DEBT: The carrying amount of the Company's short-term borrowings approximates fair value. The fair value of the Company's senior notes, debentures and medium-term notes is based on quoted market prices. The carrying amount of the Company's borrowings under its variable interest rate long-term revolving credit agreements and other long-term borrowings approximates fair value.

FOREIGN EXCHANGE CONTRACTS: The fair value of short-term foreign exchange contracts is based on exchange rates at December 31, 2000. The fair value of long-term foreign exchange contracts is based on quoted market prices for contracts with similar maturities.

         The carrying amounts and fair values of the Company's financial instruments at December 31, 2000, are as follows (in millions). Carrying amounts of the Company's financial instruments at December 31, 1999, approximate fair value.

                                                       Carrying          Fair
                                                        Amount           Value
                                                        ------           ------
Cash and cash equivalents                               $ 37.9           $ 37.9
Long-term debt
  9.375% senior notes                                     91.1             93.4
  6.875% debentures                                       75.0             65.9
  7.500% debentures                                       50.0             48.6
  Medium-term notes                                      149.4            155.2
  Bank borrowings                                        279.5            279.5
Foreign exchange contracts                                (3.7)            (3.7)


-    CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

         This annual report contains statements concerning trends and other forward-looking information affecting or relating to PolyOne Corporation and its industries that are intended to qualify for the protections afforded "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from such statements for a variety of factors including, but not limited to: (1) the risk that the former Geon and M.A. Hanna businesses will not be integrated successfully; (2) inability to achieve or delays in achieving savings related to the consolidation and restructuring programs; (3) unanticipated delays in achieving or inability to achieve cost reduction and employee productivity goals; (4) costs related to the consolidation of Geon and M.A. Hanna; (5) the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local businesses and other political, economic and regulatory risks; (6) unanticipated changes in world, regional or U.S. plastic, rubber and PVC consumption growth rates affecting the Company's markets; (7) unanticipated changes in global industry capacity or in the rate at which anticipated changes in industry capacity come online in the PVC, VCM, chlor-alkali or other industries in which the Company participates; (8) fluctuations in raw material prices and supply, in particular fluctuations outside the normal range of industry cycles; (9) unanticipated production outages or material costs associated with scheduled or unscheduled maintenance programs; (10) unanticipated delay in realizing, or inability to realize, expected cost savings from acquisitions; (11) unanticipated costs or difficulties and delays related to the operation of the joint venture entities;
(12) lack of day-to-day operating control, including procurement of raw material feedstocks, of the OxyVinyls partnership; (13) lack of direct control over the reliability of delivery and quality of the primary raw materials utilized in the Company's products; (14) partial control of investment decisions and dividend distribution policy of the OxyVinyls partnership.


POLYONE CORPORATION                                                           34

Other

QUARTERLY DATA

(Unaudited)                                             2000 QUARTERS                                1999 QUARTERS
                                         -------------------------------------------   -------------------------------------------
In millions, except per share data         Fourth      Third     Second      First      Fourth       Third     Second      First
                                         ---------  ---------- ----------  ---------   ---------   ---------  ---------  ---------
Sales                                    $   702.8  $    478.3 $    361.2  $   345.5   $   319.2   $   319.3  $   296.9  $   325.8
Employee separation and plant phase-out        --         --          2.8       --          (1.9)       --          1.3        1.1
Operating income (loss)                       (6.4)       11.1       30.4       29.7       27.7        26.0        24.2       21.8
Income (loss) before cumulative effect
  of a change in accounting                  (13.2)        0.5       14.8       13.8       13.9        12.7        68.5       11.1
Net income (loss)                            (13.2)        0.5       14.8       13.8       13.9        12.7        68.5        9.6
                                         ---------  ---------- ----------  ---------   ---------   ---------  ---------  ---------
Earnings (loss) per share, before
  cumulative effect of a change in
  accounting:
  Basic                                  $   (0.15)  $    0.01  $    0.31  $    0.29   $    0.30   $    0.27  $    1.48  $    0.24
  Diluted                                    (0.15)       0.01       0.31       0.29       0.28        0.26        1.40       0.23
Earnings (loss) per share:
  Basic                                  $   (0.15)  $    0.01  $    0.31  $    0.29  $    0.30   $    0.27   $    1.48  $    0.21
  Diluted                                    (0.15)       0.01       0.31       0.29       0.28        0.26        1.40       0.20
Dividend paid per common share           $  0.0625   $  0.0625  $  0.0625  $  0.0625  $  0.0625   $  0.0625   $  0.0625  $  0.0625
Common stock price
  High                                   $    8.44   $    9.88  $   13.00  $   17.25  $   16.75   $   17.88   $   18.50  $   12.94
  Low                                         4.56        6.19       8.69       8.53      12.34       12.50       11.47      10.78

         2000: Second-quarter results include $2.8 million ($1.7 million after tax) for employee separation and plant phase-out, a $0.6 million charge ($0.4 million after tax) for inventory write-off associated with a restructuring, a $0.8 million charge ($0.5 million after tax) for Board of Directors pension buyout and a $0.8 million charge ($0.5 million after tax) for write-off of costs associated with postponed debt placement. Third-quarter results include a charge of $7.8 million ($3.2 million after tax) for merger and integration costs and a $1.2 million charge ($0.8 million after tax) related to acquired profit on inventory of acquired businesses. Fourth-quarter results include a $1.7 million charge ($1.0 million after tax) for merger and integration costs, a $1.6 million charge ($0.9 million after tax) related to acquired profit on inventory of acquired businesses and a tax credit of $1.5 million from a reduction of deferred taxes due to a change in German income tax rates.

         1999: First-quarter results include a $1.7 million charge ($1.0 million after tax) for employee separation and plant phase-out ($0.6 million of accelerated depreciation is included in depreciation and amortization expense). Second-quarter results include a $1.9 million charge ($1.1 million after tax) for employee separation and plant phase-out, including accelerated depreciation of $0.6 million included in depreciation and amortization expense. Second-quarter results also include Geon's share of a restructuring charge recognized by OxyVinyls of $0.8 million ($0.5 million after tax) and a $92.9 million gain ($56.8 million after tax) on the formation of joint ventures. Third-quarter results include a $3.2 million charge ($2.0 million after tax) related to acquired profit on inventory of acquired businesses. Fourth-quarter results include a reduction in the restructuring charge of $1.9 million ($1.1 million after tax) to reflect revised estimates of remaining costs. Fourth-quarter results also include an adjustment to increase the gain recognized on the joint venture formation of $0.6 million ($0.4 million after tax).


- 35                                                         POLYONE CORPORATION

Other

SELECTED FINANCIAL DATA

In millions, except per share data                                   2000          1999           1998          1997          1996
                                                                  ---------     ---------      ---------     ---------     ---------
Sales                                                             $ 1,887.8     $ 1,261.2      $ 1,284.4     $ 1,250.0     $ 1,144.4
Employee separation and plant phase-out                                 2.8           0.5           14.6          15.0          --
Operating income                                                       64.8          99.7           41.0          51.7          30.9
Income before extraordinary item and cumulative effect
  of a change in accounting                                            15.9         106.2           13.8          22.5          12.2
Cumulative effect of change in method of accounting                    --            (1.5)          --            --            --
Net income                                                             15.9         104.7           13.8          22.5          12.2
                                                                  ---------     ---------      ---------     ---------     ---------
Basic earnings per share:
Before extraordinary item and change in method of accounting      $    0.26     $    2.28      $    0.30     $    0.49     $    0.25
Change in method of accounting                                         --           (0.03)          --            --            --
Net income                                                             0.26          2.25           0.30          0.49          0.25
                                                                  ---------     ---------      ---------     ---------     ---------
Diluted earnings per share:
Before extraordinary item and change in method of accounting      $    0.26     $    2.18      $    0.29     $    0.48     $    0.25
Change in method of accounting                                         --           (0.03)          --            --            --
Net income                                                             0.26          2.15           0.29          0.48          0.25
Dividends per common share                                             0.25          0.25           0.25          0.25          0.25
Total assets                                                      $ 2,460.7     $ 1,162.6      $   802.0     $   872.9     $   736.9
Long-term debt                                                        442.4         130.9          135.4         136.4         137.2

         The historical results include the following business acquisitions, from the acquisition date indicated forward: Synergistics Industries Limited, from October 31, 1997; Plast-O-Meric, Inc. and the Wilflex division of Flexible Products Company, from June 1, 1998; Adchem, Inc., from September 1, 1998; Acrol Holdings Limited, from July 1, 1999; O'Sullivan Corporation, from July 8, 1999; Dennis Chemical Company, Inc., from September 8, 1999; and M.A. Hanna Company, from September 1, 2000. In addition, 1999 results of operations reflect the formation of OxyVinyls, LP on May 1, 1999, and the contribution of substantially all of Geon's formerly consolidated R&I business segment operations to the partnership. In connection with this, the Company acquired businesses from Occidental Chemical Corporation and formed a powder compounding joint venture, all of which is included in the Company's consolidated results of operations from May 1, 1999.


POLYONE CORPORATION                                                         36 -

REPORT OF INDEPENDENT AUDITORS AND MANAGEMENT REPORT

-    TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF POLYONE CORPORATION:

         We have audited the accompanying consolidated balance sheets of PolyOne Corporation and subsidiaries as of December 31, 2000, and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000, appearing on pages 13, 15, and 17 through 34. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Oxy Vinyls, LP (a limited partnership in which the Company has a 24% interest) have been audited by other auditors whose reports have been furnished to us; insofar as our opinion relates to data included for Oxy Vinyls, LP, it is based solely on their reports.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PolyOne Corporation and subsidiaries at December 31, 2000, and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Cleveland, Ohio
January 30, 2001

-    MANAGEMENT REPORT

         Management is responsible for the preparation of PolyOne Corporation's consolidated financial statements and all of the related information appearing in this annual report in accordance with generally accepted accounting principles. Where necessary, this information reflects estimates that are based upon currently available information and management's judgments.

         Management is also responsible for maintaining a system of internal accounting controls, with the objective of providing reasonable assurance that PolyOne's assets are safeguarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial information. Cost/benefit judgments are an important consideration in this regard. The effectiveness of internal controls is maintained by personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits.

         Management believes that PolyOne's system of internal accounting controls as of December 31, 2000, was effective and adequate to accomplish the objectives described above.

Thomas A. Waltermire
Chairman of the Board, President and Chief Executive Officer

W. David Wilson
Vice President and Chief Financial Officer

January 30, 2001


37                                                           POLYONE CORPORATION

CORPORATE INFORMATION

EXECUTIVES AND OFFICERS

THOMAS A. WALTERMIRE
Chairman of the Board, President and Chief Executive Officer

ROGER W. AVAKIAN
Chief Technology Officer

BERNARD BAERT
Vice President,
International, Plastic Compounds and Colors Group

DENIS L. BELZILE
Vice President,
Specialty Resins and Formulators

DENNIS A. COCCO
Chief Investor and Communications Officer

DIANE J. DAVIE
Chief Human Resources Officer

RONALD C. KAMINSKI SR.
Chief Environment, Safety and Quality Officer

DANIEL L. KICKEL
Chief Sourcing Officer

DONALD P. KNECHTGES
Chief Development Officer

V. LANCE MITCHELL
Group Vice President,
Plastic Compounds and Colors

DAVID D. QUESTER
Vice President, Engineered Films

JOHN E. QUINN
Group Vice President, Elastomers and Performance Additives

MICHAEL L. RADEMACHER
Group Vice President, Distribution

JOHN L. RASTETTER
Treasurer

GREGORY L. RUTMAN
Chief Legal Officer

GREGORY P. SMITH
Controller

KENNETH M. SMITH
Chief Information Officer

W. DAVID WILSON
Chief Financial Officer

STOCK EXCHANGE LISTING
PolyOne Corporation Common Stock is listed on the New York Stock
Exchange.SYMBOL: POL.

STOCKHOLDER INQUIRIES

If you have any questions concerning your account as a stockholder, name or address changes, inquiries regarding dividend checks or stock certificates, or if you need tax information regarding your account, please contact our transfer agent:

         EquiServe Trust Company, N.A.
         P.O. Box 2500
         Jersey City, New Jersey 07303
         PHONE: (800) 317-4445

Complimentary copies of Form 10-K and other reports filed with the Securities and Exchange Commission are available online at www.polyone.com or from:

         Investor Affairs Administrator
         PolyOne Corporation
         Suite 36-5000
         200 Public Square
         Cleveland, Ohio 44114
         PHONE: (216) 589-4376

ANNUAL MEETING

The annual meeting of stockholders of PolyOne Corporation will be held May 2, 2001, at 9:00 a.m. at The Forum Conference and Education Center, One Cleveland Center, 1375 East 9th Street, Cleveland, Ohio.

The meeting notice and proxy materials were mailed to stockholders with this report. PolyOne Corporation urges all stockholders to vote their proxies so that they can participate in the decisions at the annual meeting.

FINANCIAL INFORMATION

Security analysts and representatives of financial institutions are invited to contact:

W. David Wilson
Chief Financial Officer
PHONE: (216) 589-4038
FAX: (216) 589-4280
E-MAIL: wdavid.wilson@polyone.com

FINANCIAL INFORMATION AND MEDIA CONTACT

Dennis A. Cocco
Chief Investor and Communications Officer
PHONE: (216) 589-4018
FAX: (216) 589-4077
E-MAIL: dennis.cocco@polyone.com

AUDITORS

Ernst & Young LLP
1300 Huntington Building
925  Euclid Avenue
Cleveland, Ohio 44115-1405

INTERNET ACCESS

Information on PolyOne's products and services, news releases, EDGAR filings, Form 10-K, 10-Q, etc., as well as an electronic version of this annual report, are available on the Internet at www.polyone.com.

BOARD OF DIRECTORS

THOMAS A. WALTERMIRE, 51
Chairman of the Board, President and Chief Executive Officer

JAMES K. BAKER, 69
Retired Chairman and Chief Executive Officer, Arvin Industries, Inc. Committees:(4*, 5)

J. DOUGLAS CAMPBELL, 59
Retired President and Chief Executive Officer, Arcadian Corporation Committees:(1, 4)

DR. CAROL A. CARTWRIGHT, 59
President, Kent State University
Committees:(3, 4)

GALE DUFF-BLOOM, 61
Retired President, Company Communications and Corporate Image, J. C. Penney Company, Inc. Committees:(2*, 5)

WAYNE R. EMBRY, 63
Retired President and Chief Operating Officer,
Team Division, Cleveland Cavaliers Committees:(2, 3)

ROBERT A. GARDA, 61
Executive-in-Residence, The Fuqua School of Business, Duke University Committees:(1, 4)

GORDON D. HARNETT, 58
Chairman, President and Chief Executive Officer, Brush Engineered Materials Inc. Committees:(1*, 3)

DAVID H. HOAG, 61
Retired Chairman, LTV Corporation Committees:(4, 5)

MARVIN L. MANN, 67
Retired Chairman,
Lexmark International, Inc. Committees:(2, 5*)

D. LARRYMOORE, 64
Retired President and Chief Operating Officer, Honeywell, Inc.
Committees:(1, 3*)

FARAH M. WALTERS, 56
President and Chief Executive Officer, University Hospitals Health System and University Hospitals of Cleveland Committees:(2, 3)



COMMITTEES:

(1) Audit

(2) Compensation

(3) Environmental, Health and Safety

(4) Financial Policy

(5) Nominating and Governance

 *  Denotes Chairperson

[POLYONE LOGO]

www.polyone.com