Form 10-K, Exhibit 13
period 2000-12-31
POLYONE CORP
filed 2001-03-28
CIK 1122976

                                                                    Exhibit 13.2
                                                                    ------------

OXY VINYLS, LP AND SUBSIDIARIES

Consolidated Financial Statements
As Of December 31, 2000 and 1999


Together with Report of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Oxy Vinyls, LP:


We have audited the accompanying consolidated balance sheets of Oxy Vinyls, LP and subsidiaries (the "Partnership") as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in partners' capital, and cash flows for the year ended December 31, 2000 and for the period from April 30, 1999 through December 31, 1999. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the year ended December 31, 2000, and for the period from April 30, 1999 through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Dallas, Texas
January 29, 2001

                         OXY VINYLS, LP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2000 and 1999

                             (Amounts in thousands)

                                                                                      2000         1999
                                                                                   ----------   ----------
CURRENT ASSETS
    Cash and cash equivalents                                                      $   15,942   $   19,842
    Trade receivables, net of allowance for doubtful accounts of $1,000 and $300       21,133       10,522
    Other receivables                                                                   9,602        3,866
    Foreign income taxes receivable                                                     5,000         --
    Loans receivable from OxyMar                                                         --         12,500
    Receivable from Occidental Receivables, Inc.                                      149,691      200,041
    Receivable from Occidental Chemical Corporation, net                                8,952       12,239
    Inventories                                                                       122,807      105,830
    Prepaid expenses                                                                    4,951        2,849
                                                                                   ----------   ----------

      Total current assets                                                            338,078      367,689

Loans receivable from Occidental Petroleum Corporation, net                            46,000       28,790

Property, plant and equipment, net                                                    980,084      974,394

Other assets, net                                                                      18,994       17,903
                                                                                   ----------   ----------

      TOTAL ASSETS                                                                 $1,383,156   $1,388,776
                                                                                   ==========   ==========
CURRENT LIABILITIES
    Current maturities of long-term debt                                           $      296   $      296
    Accounts payable                                                                  171,188      205,753
    Accrued liabilities                                                                41,371       40,777
    Accrued property taxes                                                             18,410       15,600
    Payable to PolyOne Corporation, net                                                 6,894        6,270
    Foreign income taxes payable                                                         --          3,278
                                                                                   ----------   ----------

      Total current liabilities                                                       238,159      271,974

Long-term debt, net of current maturities                                              37,964       54,260

Equity investment in unconsolidated subsidiary                                         29,069       25,519

Postretirement benefit obligations                                                     14,883       13,268

Deferred credits and other liabilities                                                 11,973        9,464

COMMITMENTS AND CONTINGENCIES (NOTE 7)

PARTNERS' CAPITAL                                                                   1,051,108    1,014,291
                                                                                   ----------   ----------

      TOTAL LIABILITIES AND PARTNERS' CAPITAL                                      $1,383,156   $1,388,776
                                                                                   ==========   ==========

   The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

  For the Year Ended December 31, 2000 and For the Period from April 30, 1999 through December 31, 1999

                             (Amounts in thousands)

                                                                             Year Ended       April 30, 1999 through
                                                                         December 31, 2000      December 31, 1999
                                                                       --------------------    --------------------
REVENUES

    Net sales                                                          $          1,892,292    $          1,102,099

    Equity in (losses) earnings of unconsolidated subsidiary                         (3,550)                 10,480
                                                                       --------------------    --------------------

                                                                                  1,888,742               1,112,579

COSTS AND OTHER DEDUCTIONS

    Cost of sales                                                                 1,683,052                 997,505

    Selling, general and administrative and other operating expenses                 58,423                  43,295

    (Gain) on sale of assets                                                           (912)                   --

    Interest expense, net                                                             1,394                   4,420
                                                                       --------------------    --------------------

INCOME FROM OPERATIONS BEFORE INCOME TAXES                                          146,785                  67,359

    Provision for income taxes                                                          593                   3,699
                                                                       --------------------    --------------------

NET INCOME                                                             $            146,192    $             63,660
                                                                       ====================    ====================




   The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

For the Year Ended December 31, 2000 and For the Period from April 30, 1999 through December 31, 1999

                             (Amounts in thousands)

                                             Occidental         Occidental          1999 PVC              Total
                                             PVC LP Inc.          PVC LLC          Partner Inc.    Partners' Capital
                                          ---------------    ---------------    ---------------    ---------------

Initial capitalization on April 30, 1999   $       723,717    $         9,650    $       231,589    $       964,956

Net income                                          47,745                637             15,278             63,660

Distributions to partners                          (10,745)              (142)            (3,438)           (14,325)
                                           ---------------    ---------------    ---------------    ---------------

Balance at December 31, 1999               $       760,717    $        10,145    $       243,429    $     1,014,291
                                           ===============    ===============    ===============    ===============

Net Income                                         109,645              1,461             35,086            146,192

Distributions to partners                          (82,031)            (1,095)           (26,249)          (109,375)
                                           ---------------    ---------------    ---------------    ---------------

Balance at December 31, 2000               $       788,331    $        10,511    $       252,266    $     1,051,108
                                           ===============    ===============    ===============    ===============

   The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

  For the Year Ended December 31, 2000 and For the Period from April 30, 1999 through December 31, 1999

                             (Amounts in thousands)

                                                                                            Year Ended     April 30, 1999 through
                                                                                        December 31, 2000   December 31, 1999
                                                                                       ------------------  ----------------------
CASH FLOW FROM OPERATING ACTIVITIES:
    Net income                                                                         $        146,192    $         63,660
    Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                                                              60,112              48,166
      Equity in losses (earnings) of unconsolidated subsidiary                                    3,550             (10,480)
      Gain on disposition of assets, net                                                           (912)               --
      Deferred foreign income taxes                                                               1,322                 316
      Other noncash charge to income                                                              7,998               1,533
    Changes in operating assets and liabilities:
      (Increase) decrease in trade and other receivables                                        (17,043)            105,236
      Decrease in loans receivable from OxyMar                                                   12,500              12,500
      Increase in inventories                                                                   (16,977)            (23,220)
      Decrease (increase) in receivables from Occidental Receivables, Inc.                       50,350            (200,041)
      (Increase) decrease in foreign income taxes receivable/payable                             (8,278)              3,278
      Increase in prepaid expenses                                                               (2,102)               (549)
      (Decrease) increase in accounts payable, accrued liabilities and
        accrued property taxes                                                                  (31,161)            133,023
      Decrease (increase) in receivable from Occidental Chemical Corporation, net                 3,287             (12,239)
      Increase in payable to PolyOne Corporation, net                                               624               6,270
    Other operating, net                                                                         (6,808)             (6,007)
                                                                                       ----------------    ----------------

Net cash provided by operating activities                                                       202,654             121,446

CASH FLOW FROM INVESTING ACTIVITIES:
    Proceeds from sale of assets                                                                  3,328                --
    Capital expenditures                                                                        (67,001)            (24,525)
                                                                                       ----------------    ----------------

Net cash used by investing activities                                                           (63,673)            (24,525)

CASH FLOW FROM FINANCING ACTIVITIES:
    (Payments) proceeds of/from long-term debt                                                  (16,296)             44,000
    Distributions to partners                                                                  (109,375)            (14,325)
    Increase in loans receivable from Occidental Petroleum Corporation, net                     (17,210)           (106,790)
                                                                                       ----------------    ----------------

Net cash used by financing activities                                                          (142,881)            (77,115)
                                                                                       ----------------    ----------------

(Decrease) Increase in cash and cash equivalents                                                 (3,900)             19,806

Cash and cash equivalents, beginning of period                                                   19,842                  36
                                                                                       ----------------    ----------------

Cash and cash equivalents, end of period                                               $         15,942    $         19,842
                                                                                       ================    ================

 The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999

(1)      FORMATION AND OPERATIONS -

         Oxy Vinyls, LP ("OxyVinyls" or the "Partnership"), a Delaware limited partnership, was formed on April 6, 1999, pursuant to a Limited Partnership Agreement among Occidental PVC LP, Inc. (the "Oxy Limited Partner") and Occidental PVC, LLC (the "Oxy General Partner"), wholly-owned subsidiaries of Occidental Chemical Corporation (OCC) and 1999 PVC Partner Inc., (the "PolyOne Limited Partner"), a subsidiary of The PolyOne Corporation ("PolyOne") (formerly The Geon Company). The contributions and related transactions hereinafter described in this Note were effective, and the Partnership commenced operations, as of April 30, 1999, at which time the Limited Partnership Agreement was amended pursuant to a First Amended and Restated Limited Partnership Agreement dated as of April 30, 1999 (collectively with the Limited Partnership Agreement, the "Partnership Agreement"). Through the Oxy General Partner and the Oxy Limited Partner, OCC indirectly owns a seventy-six percent interest in the Partnership. OCC is an indirect, wholly-owned subsidiary of Occidental Petroleum Corporation (OPC). Through the PolyOne Limited Partner, PolyOne indirectly owns a twenty-four percent interest in the Partnership.

         The Partnership owns and operates polyvinyl chloride (PVC) and vinyl chloride monomer (VCM) assets in the United States that were contributed on behalf of the Oxy General Partner and the Oxy Limited Partner by OCC, and on behalf of the PolyOne Limited Partner, by PolyOne. These assets consist of several manufacturing facilities on the U.S. Gulf Coast, as well as manufacturing facilities in Kentucky and New Jersey and two chlor-alkali and cogeneration facilities near Houston, Texas. A fifty percent equity interest in OxyMar, a Texas general partnership between Oxy VCM Corporation ("Oxy VCM"), an indirect wholly-owned subsidiary of OPC, and U.S. VCM Corporation ("U.S. VCM"), a wholly-owned subsidiary of Marubeni Corporation, a Japanese corporation, was contributed to the Partnership through the merger of Oxy VCM into the Oxy General Partner and the subsequent transfer by the Oxy General Partner of its equity interest in OxyMar to the Partnership. (See Note 2.)

         The Partnership also owns and operates two PVC manufacturing facilities located in Ontario and Alberta, Canada. Ownership of these Canadian assets was acquired through a transfer by PolyOne Canada Inc., a wholly- owned Canadian subsidiary of PolyOne, of the capital stock of Oxy Vinyls Canada Inc. ("OxyVinyls Canada") to 3547728 Canada, Inc., an indirect Canadian subsidiary of the Partnership. For the capital stock of OxyVinyls Canada, 3547728 Canada Inc. paid $36 million U.S. dollars borrowed by the Partnership from OPC and contributed by the Partnership as capital to its subsidiary, LaPorte Chemicals Corp. ("LaPorte") and further contributed by LaPorte to 3547728 Canada Inc. 3547728 Canada Inc. and OxyVinyls Canada were amalgamated with OxyVinyls Canada as the surviving entity.

         The assets and liabilities contributed on behalf of the Oxy General Partner and the Oxy Limited Partner were recorded at OCC's book basis by the Partnership. The assets and liabilities contributed on behalf of the PolyOne Limited Partner were recorded at their fair value by the Partnership.

         Under terms of the Partnership Agreement, net income is allocated among the partners pro rata based on their percentage ownership of the Partnership. Distributions to the partners and any additional cash contributions required by the Partnership are also based on the partners' percentage ownership of the Partnership.

         The consolidated financial statements include the accounts of OxyVinyls and its wholly-owned subsidiary, LaPorte, as well as LaPorte's subsidiary, OxyVinyls Canada, whose functional currency is the U.S. dollar. All intercompany accounts and transactions have been eliminated.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

     Risks and uncertainties -
     -------------------------

         The process of preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally by immaterial amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of OxyVinyls' financial position and results of operations.

         Since OxyVinyls' major products are commodities, significant changes in the prices of chemical products could have a significant impact on OxyVinyls' results of operations for any particular period. OxyVinyls had one major customer, PolyOne, during the periods presented, which accounted for 20.5% of total sales for the year ended December 31, 2000, and 14.5% of total sales during the period from April 30, 1999 through December 31, 1999. PolyOne's trade receivable balance with OxyVinyls was $23 million and $32 million at December 31, 2000 and 1999, respectively.

         Substantially all key raw materials are supplied by related parties. (see Note 11)

         OxyVinyls purchases all VCM for its Alberta, Canada facility from one supplier. These purchases totaled approximately $67 million for the year ended December 31, 2000, and $45 million during the period from April 30, 1999 through December 31, 1999. Starting January 1, 2001, all VCM for the Alberta Canada facility, will be provided under an exchange agreement. (see Exchanges below)

     Revenue recognition -
     ---------------------

         Revenue from product sales is recognized upon shipment of product to the customer.

     Income taxes -
     --------------

         The Partnership is generally not subject to income taxes except for Canadian income taxes related to OxyVinyls Canada, certain U.S. state income taxes and U.S. federal income taxes associated with LaPorte.

         The Partnership follows SFAS No. 109, "Accounting for Income Taxes", pursuant to which the liability method is used in accounting for taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and regulations that will be in effect when the differences are expected to reverse.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Recent accounting pronouncements -
     ----------------------------------

         During 2000, OxyVinyls adopted EITF No. 00-10 - "Accounting for Shipping and Handling Fees and Costs" ("EITF No. 00-10") which establishes accounting and reporting standards for the treatment of shipping and handling costs. Among its provisions, EITF No. 00-10 requires that transportation costs that had been accounted for as deductions from net sales should now be recorded in cost of sales. The implementation of EITF 00-10 had no effect on net income. Prior year balances have been reclassified to reflect this accounting change. The transportation costs that have been reclassed from net sales and included in cost of sales on the accompanying consolidated statements of operations totaled $58.6 million for the year ended December 31, 2000 and $34.2 million for the period from April 30 through December 31, 1999.

         In 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). In 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133." In 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133." SFAS No. 133, as amended, is effective for OxyVinyls as of January 1, 2001. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities and requires an entity to recognize all derivatives in the statement of financial position and measure those instruments at fair value. Changes in the derivative instruments' fair value must be recognized into earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Management believes the adoption of SFAS 133, as amended, will not have a significant impact on the partnership's financial position or results of operations on January 1, 2001.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". ("SAB No. 101") SAB No. 101 summarizes the Staff's views in applying generally accepted accounting principles to revenue recognition in the financial statements. The bulletin was effective in the fourth quarter of 2000. OxyVinyls was in compliance with these standards; accordingly, the adoption of SAB No. 101 did not have an impact on its consolidated financial statements.

         In the fourth quarter of 2000, OxyVinyls adopted the disclosure provisions of SFAS No. 140 - "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125," ("SFAS No. 140") which revises disclosure standards for asset securitizations and other financial asset transfers. SFAS No. 140 also contains provisions which revise certain criteria for accounting for securitization, financial asset transfers and collateral. These accounting provisions will be adopted by OxyVinyls on April 1, 2001. Management believes the implementation of all of these provisions of SFAS No. 140 will not have an impact on OxyVinyls' consolidated financial positions or results of operations.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Reclassifications -
     -------------------

         Certain prior year amounts have been reclassified to conform to the December 31, 2000 presentation.

     Foreign currency  -
     ----------------  -

         The functional currency applicable to OxyVinyls Canadian operations is the U.S. dollar since cash flows are denominated principally in U.S. dollars. The effect of exchange-rate changes on transactions denominated in nonfunctional currencies generated a loss of $4.0 million for the year ended December 31, 2000, and a gain of $.2 million for the period from April 30, 1999 through December 31, 1999. These amounts are included in the expense category of the item that gave rise to the related transaction gain or loss.

     Cash and cash equivalents -
     ---------------------------

         Cash equivalents consist of highly liquid certificates of deposits and a restricted bank deposit (see Note 7) with initial maturities of three months or less. Cash equivalents totaled $6.6 million and $7.9 million at December 31, 2000 and 1999, respectively.

         Interest income on deposits with unrelated parties was $1.1 million for the year ended December 31, 2000, and $.4 million for the period from April 30, 1999 through December 31, 1999.

         Cash overdrafts are reclassified to accounts payable and amounted to $9.9 million and $13.9 million as of December 31, 2000 and 1999, respectively.

     Equity investment  in OxyMar -

         OxyMar owns a VCM manufacturing facility at Ingleside, Texas which is operated on OxyMar's behalf by OCC pursuant to an operating agreement. OxyMar is not subject to federal or state income taxes as income is reportable directly by the individual partners. The investment in OxyMar is accounted for under the equity method.

         Effective November 29, 2000, U.S. VCM transferred 28.6 percent of the ownership of OxyMar to Oxy VCM, LP ("Oxy VCM"), an indirect wholly-owned subsidiary of OCC. In connection with such transfer, OxyVinyls, Oxy VCM and U.S. VCM entered into the Second Amended and Restated Partnership Agreement, dated as of November 29, 2000, pertaining to the ownership and operation of OxyMar. Pursuant to this Agreement, U.S. VCM and OxyVinyls retained 50/50 management control of OxyMar. The percentage ownership interest held by each partner of OxyMar is:

         OxyVinyls         50%
         Oxy VCM           28.6%
         U.S. VCM          21.4%

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Equity investment in OxyMar -
     ---------------------------

         Under the terms of the OxyMar Partnership Agreement, net income is allocated among the partners pro rata based on their percentage interest in the earnings of OxyMar. Distributions to the partners are also based on the partners' percentage interest in OxyMar. Subject to certain qualifications described below, the OxyMar Partnership Agreement requires cash calls from each partner when the quarterly cash flow forecast approved by the OxyMar managing committee shows a deficit in any month. Each partner is required to contribute a pro rata portion, based on their respective percentage interests, of the deficit in the form of an equity contribution or subordinated loan. The foregoing obligations are qualified to the extent that during the period from November 29, 2000 until April 30, 2004 (the "Restricted Period") OxyMar may not require any partner to make any contribution or loan for any purpose and the funding requirements of OxyMar shall be met by loans arranged or provided by OPC. To implement such loans during the Restricted Period, effective as of December 27, 2000, OxyMar entered into a $100 million Cash Management and Revolving Credit Facility Agreement with OPC (the "OPC Revolver"). Effective February 28, 2001, the credit facility limit under the OPC Revolver was increased to $200 million.

         Pursuant to the terms of the OxyMar Partnership Agreement, upon the expiration of the Restricted Period, U.S. VCM may elect to require OCC (or any affiliate designated by OCC) to purchase U.S. VCM's remaining 21.4% equity interest in OxyMar and in connection with such transfer require OPC to assume Marubeni's guarantee of OxyMar's outstanding indebtedness. For purposes of such transfer, the value of U.S. VCM's remaining interest in OxyMar is calculated based upon an agreed deemed value of the OxyMar partnership less partnership indebtedness, subject to certain adjustments for accrued taxes, interest and available cash.

         At December 31, 2000 and 1999, the historical underlying equity in net assets of OxyMar exceeded the Partnership's investment in OxyMar by $7.5 million and $8 million, respectively. The deficiency is being amortized on a straight-line basis into income over 25 years. Amortization amounted to $.5 million for the year ended December 31, 2000, and $.4 million for the period from April 30, 1999 through December 31, 1999 and is included in equity in (losses)/earnings of unconsolidated subsidiary. The following table presents summarized financial information of OxyMar (in thousands):

                                                    For the Year          April 30, 1999 Through
                                               Ended December 31, 2000      December 31, 1999
                                               -----------------------      -----------------

                  Net sales                         $     431,555             $     303,273
                  Costs and expenses                      439,836                   281,601
                                                    -------------             -------------
                  Net (loss) income                 $      (8,281)            $      21,672
                                                    ==============            ==============

                  Current assets                    $      68,423             $      92,408
                  Noncurrent assets                 $     346,642             $     363,308
                  Current liabilities               $      36,255             $     325,861
                  Noncurrent liabilities            $     421,651             $     164,415
                  Partners' capital                 $     (42,841)            $     (34,560)

         At December 31, 2000, OPC unconditionally provides guarantees of $302.5 million of OxyMar's obligations, which include private placement bonds and a revolving credit line.

         See Note 11 regarding OxyVinyls' purchase commitment from OxyMar. Unrealized profits on inventory purchased from OxyMar are deferred by OxyVinyls based on ownership percentage and are recognized upon the ultimate sale to an unaffiliated customer.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Other assets, net -
     -----------------

         Other assets, net includes certain tangible assets and deferred charges that are amortized over the estimated periods to be benefited (3 - 10 years).

         Other assets, net also includes trade receivable balances of $9.0 million due from two customers which filed bankruptcy in the current year. Management believes the amounts are collectible over a period greater than one year and the receivables have been reduced to their net realizable value. The allowance for doubtful long-term receivables was $4.5 million on December 31, 2000.

     Major maintenance expenditures -
     ------------------------------

         OxyVinyls uses the accrue-in-advance method to account for major maintenance turnaround expenditures. Under this method, an estimate is made of the costs expected to be incurred in connection with the next planned periodic maintenance shutdown. That estimate is then accrued on a straight-line basis over the period of time until the next planned major maintenance shutdown occurs. The liability for major maintenance turnaround included in accrued liabilities was $10.1 million and $13.2 million as of December 31, 2000 and 1999, respectively.

     Exchanges -
     ---------

         Finished product exchange transactions, which involve homogeneous commodities held for sale in the ordinary course in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal inventory valuation policy.

     Environmental costs -
     -------------------

         Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Reserves for estimated costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, OxyVinyls uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. Probable recoveries or reimbursements are recorded as an asset.

         Pursuant to the asset contribution agreements of the Partnership, the contributors (OCC and PolyOne) have an obligation to indemnify OxyVinyls for health, safety and environmental claims that relate to pre-May 1, 1999 activities and that existed as of April 30, 1999, or arise within ten years of that date, except to the extent that OxyVinyls exacerbated or accelerated the claim.

         As of December 31, 2000, management believes no environmental reserve is required.

     Research and development costs -
     ------------------------------

         Research and development costs, which are charged to selling, general and administrative and other operating expenses as incurred, were $6.9 million for the year ended December 31, 2000, and $4.4 million for the period from April 30, 1999 through December 31, 1999.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Supplemental cash flow information -
     ----------------------------------

         Cash payments for income taxes during the year ended December 31, 2000, and the period from April 30, 1999 through December 31, 1999, totaled $7.4 million and $.1 million, respectively. Net interest paid totaled $4.1 million during the year ended December 31, 2000, and $4.2 million during the period from April 30, 1999 through December 31, 1999.

         During the year ended December 31, 2000, and the period from April 30, 1999 through December 31, 1999, OxyVinyls transferred trade receivables to an affiliate, Occidental Receivables, Inc. (ORI), in noncash transactions. (See
Note 3)

     Fair value of financial instruments -
     -----------------------------------

         OxyVinyls values financial instruments as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of those instruments. OxyVinyls estimates the fair value of its long-term debt based on the quoted market prices for the same or similar issues or on the yields offered to OxyVinyls for debt of similar rating and similar remaining maturities. The estimated fair value of OxyVinyls' long-term debt at December 31, 2000 and 1999 was approximately $37.7 million and $54.5 million, respectively, compared with a carrying value of $38.3 million and $54.6 million, respectively. (See Note 6.) The carrying value of all other financial instruments approximates fair value.

(3)      RECEIVABLES -

         During the year ended December 31, 2000, and during the period from April 30, 1999 through December 31, 1999, OxyVinyls sold, with limited recourse, to Occidental Receivables, Inc. (ORI) certain trade receivables under a revolving sale program in connection with the ultimate sale for cash of an undivided ownership interest in such receivables by ORI. OxyVinyls has retained the collection responsibility with respect to the receivables sold. An interest in new receivables is sold monthly in noncash transactions representing the net difference between newly created receivables and collections made from customers. In January 2001, OxyVinyls entered into a new similar type of program. The net receivables balance sold as of December 31, 2000 and 1999, was $150 million and $200 million, respectively.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(4)      INVENTORIES -

         Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used to determine the cost of $81 million and $65 million of inventories at December 31, 2000 and 1999, respectively. The remaining inventories are accounted for using the first-in, first-out (FIFO) and weighted-average-cost methods. Inventories consisted of the following (in thousands):

                                                                     2000                    1999
                                                                  -----------             ----------

                  Raw materials                                   $    24,209             $    15,262
                  Materials and supplies                               22,574                  24,834
                  Finished goods                                       96,300                  78,150
                                                                  -----------             -----------
                                                                      143,083                 118,246
                  LIFO and lower of cost or market reserve            (20,276)                (12,416)
                                                                  -----------             -----------
                  Total inventories                               $   122,807             $   105,830
                                                                  ===========             ===========


(5)      PROPERTY, PLANT AND EQUIPMENT -

         Property additions and major renewals and improvements are capitalized at cost. Interest costs incurred in connection with major capital expenditures are capitalized and amortized over the lives of the related assets. Capitalized interest amounted to $1.5 million at December 31, 2000. There was no capitalized interest at December 31, 1999. Depreciation of plant and equipment is primarily provided using the units-of-production method based on estimated total productive life. The partnership has reviewed its long-lived assets to be held and used for impairment during the year ended December 31, 2000, and during the period from April 30, 1999 to December 31, 1999. Management believes no circumstances exist that would indicate the carrying value of a long-lived asset may not be recoverable. Property, plant and equipment consisted of the following (in thousands):

                                                                                2000              1999
                                                                           -------------     -------------

         Land and land improvements                                        $      30,998     $      28,715
         Buildings                                                                54,215            53,659
         Machinery and equipment                                               1,195,727         1,113,538
         Construction in progress                                                 68,498            93,561
                                                                           -------------     -------------
                                                                               1,349,438         1,289,473
         Accumulated depreciation                                               (369,354)         (315,079)
                                                                           -------------     -------------
         Property, plant and equipment, net                                $     980,084     $     974,394
                                                                           =============     =============

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(6)      LONG-TERM DEBT -

         Long-term debt consisted of the following (in thousands):

                                                                                2000              1999
                                                                           -------------     -------------


         Pollution control revenue bonds, 6%, due through 2007              $      9,760      $    10,056
         Pollution control revenue bonds, 6.75%, due through 2009                    500              500
         Loan payable to Canadian bank under credit agreement,
           variable rate, 7.8% and 7.2% at December 31, 2000,
           and 1999, respectively due in 2004                                     28,000           44,000
                                                                           -------------     -------------
                                                                                  38,260           54,556
         Current maturities                                                         (296)            (296)
                                                                           -------------     -------------
                                                                           $      37,964     $      54,260
                                                                           =============     =============

         Minimum principal payments on long-term debt subsequent to 2000 are as follows (in thousands):

                                 2001                                      $         296
                                 2002                                                296
                                 2003                                                322
                                 2004                                             28,322
                                 2005                                                422
                                 Thereafter                                        8,602
                                                                           -------------
                                                                           $      38,260
                                                                           =============

         The pollution control revenue bonds are secured by the equipment purchased with the proceeds of the financing.

         The Canadian bank loan is payable in U.S. dollars under the terms of the Credit Agreement ("Credit Agreement") entered into by OxyVinyls Canada in December 1999. OxyVinyls Canada may borrow up to $48 million U.S. dollars under the terms of the Credit Agreement, which is guaranteed by OPC. Interest is payable quarterly.

         Interest expense related to long-term external debt was $4.1 million for the year ended December 31, 2000, and $.5 million for the period April 30, 1999 through December 31, 1999.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(7)      COMMITMENTS AND CONTINGENCIES -

     Leases -
     ------

         At December 31, 2000, future net minimum rental commitments under noncancelable operating leases with terms in excess of one year are as follows (in thousands):

         2001                                                        $    29,987
         2002                                                             19,949
         2003                                                             17,097
         2004                                                              9,488
         2005                                                              6,985
         Thereafter                                                       52,453
                                                                     -----------
                                                                     $   135,959
                                                                     ===========

         OxyVinyls leases certain manufacturing facilities in LaPorte, Texas, and railcars under the terms of various related agreements dated April 30, 1999 (collectively, the "LaPorte Lease"). The initial lease term extends through April 20, 2004, and has a provision for annual renewals for an additional five years. Upon termination of the LaPorte Lease, OxyVinyls may purchase the assets based upon their estimated fair values. In the event OxyVinyls does not purchase the assets, the LaPorte Lease provides a residual value guarantee by OxyVinyls of approximately $152 million. Currently, OxyVinyls does not expect to make payments under this provision. Total estimated future rental commitments of $32.5 million under the LaPorte Lease are included in the operating lease commitments above. Actual rent payments under the LaPorte Lease are calculated using variable interest rates. OxyVinyls has restricted bank deposits, recorded in cash and cash equivalents on the consolidated balance sheets, associated with the LaPorte Lease of $3.6 million and 3.5 million as of December 31, 2000 and 1999, respectively. OxyVinyls earns interest on these deposits which will be returned to OxyVinyls upon termination of the LaPorte Lease. All obligations under the LaPorte Lease are guaranteed by OPC.

         Rent expense was approximately $29.9 million for the year ended December 31, 2000, and $21.5 million for the period from April 30, 1999 through December 31, 1999. Rent expense is included in cost of sales on the consolidated statement of operations.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(7)      COMMITMENTS AND CONTINGENCIES - (continued)

     Other -
     -----

         OxyVinyls has entered into an agreement providing for the following future payments (in thousands) to purchase brine, a raw material utilized in chlor-alkali production. At December 31, 2000, the net present value of the fixed and determinable portion of the obligation under this agreement was used to collateralize financing of the brine supplier.

         2001                                                        $       790
         2002                                                                760
         2003                                                                730
         2004                                                                700
         2005                                                                670
         Thereafter                                                        4,356
                                                                     -----------
                                                                     $     8,006
                                                                     ===========

         OxyVinyls has certain other commitments under contracts to purchase electrical power and raw materials and other obligations, all in the ordinary course of business and at market prices.

         The Partnership also becomes involved in certain legal proceedings in the normal course of business. Management believes that the outcome of such matters will not significantly affect the Partnership's consolidated financial position or results of operations.

         Also, see Note 2 and Note 9 related to income taxes and Note 10 and 11 related to related parties.

(8)      RETIREMENT PLANS AND POSTRETIREMENT BENEFITS -

     Retirement plans -
     ----------------

         OxyVinyls participates in various defined contribution retirement plans sponsored by OPC for its salaried, domestic union and nonunion hourly, and certain foreign national employees that provide for periodic contributions by OxyVinyls based on plan-specific criteria, such as base pay, age level, and/or employee contributions. OxyVinyls contributed and expensed approximately $8.2 million for the year ended December 31, 2000, and $4.7 million during the period from April 30, 1999 through December 31, 1999, under the provisions of these plans.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(8)      RETIREMENT PLANS AND POSTRETIREMENT BENEFITS - (continued)

     Medical and postretirement benefits -
     -----------------------------------

         OxyVinyls provides medical and dental benefits and life insurance coverage for certain active, retired and disabled employees and their eligible dependents. The benefits generally are funded by OxyVinyls as they are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period. The total benefits costs, including postretirement costs, were approximately $7.2 million for the year ended December 31, 2000, and $5 million during the period from April 30, 1999 through December 31, 1999.

         The following table sets forth the components of the net periodic benefit costs for OxyVinyls' postretirement benefit plans (in thousands):

                                                                     For the Year       April 30, 1999 Through
                                                              Ended December 31, 2000      December 31, 1999
                                                              -----------------------      -----------------

         Service cost - benefits earned during the period            $       573             $       625
         Interest cost on benefit obligations                              1,057                     827
                                                                     -----------             -----------
         Net periodic postretirement benefit cost                    $     1,630             $     1,452
                                                                     ===========             ===========

         OxyVinyls' postretirement benefit plans are accrued based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.

         The following table sets forth the reconciliation of the beginning and ending balances of the benefit obligation for OxyVinyls' postretirement benefit plans (in thousands):

                                                                    For the Year         April 30, 1999 Through
                                                              Ended December 31, 2000       December 31, 1999
                                                              -----------------------       -----------------

         Changes in benefit obligation:
               Benefit obligation - beginning of period              $   11,942                 $  11,816
               Service cost - benefits earned during the period             573                       625
               Interest cost on projected benefit obligations             1,057                       827
               Actuarial (gain) loss                                      1,697                    (1,326)
               Benefits paid                                                (15)                        -
                                                                     ----------                 ---------
               Benefit obligation - end of period                    $   15,254                 $  11,942
                                                                     ==========                 =========

         The postretirement benefit obligations were determined by application of the terms of medical and dental benefits and life insurance coverage, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a Consumer Price Index (CPI) increase of 3 percent as of December 31, 2000 and 1999. Participants pay for all medical cost increases in excess of increases in the CPI. Consequently, increases in the assumed healthcare cost trend rates beyond the CPI increase would have no impact on the postretirement benefit obligation at December 31, 2000 and 1999. The discount rate used in determining the benefit obligation was 7.75 percent as of December 31, 2000 and 1999.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(8)      RETIREMENT PLANS AND POSTRETIREMENT BENEFITS - (continued)

     Medical and postretirement benefits - (continued)
     -----------------------------------

         Pursuant to the asset contribution agreements of the Partnership, the contributors (OCC and PolyOne) retained liability for, and have an obligation to indemnify the Partnership with respect to, such contributors' employee benefit and welfare plans and programs (including existing retirees and disabled) and any claims by or on behalf of employees of OxyVinyls that are attributable to their employment with the contributor prior to May 1, 1999. Obligations related to postretirement benefits attributable to active employees at April 30, 1999, were assumed by OxyVinyls.

         The following sets forth the funded status and amount recognized in OxyVinyls' consolidated balance sheet for the postretirement benefit obligations (in thousands):

                                                                    2000                1999
                                                              -----------         ----------

         Funded status                                        $   (15,254)         $   (11,942)
         Unrecognized net loss (gain)                                 371               (1,326)
                                                              -----------          -----------
         Postretirement benefit obligations                   $   (14,883)         $   (13,268)
                                                              ===========          ===========

(9)      INCOME TAXES -

         Deferred foreign income taxes reflect the future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. At December 31, 2000 and 1999, OxyVinyls had deferred tax liabilities of $1.6 million and $.3 million, respectively, which are included in deferred credits and other liabilities on the consolidated balance sheets. The temporary differences resulting in deferred tax liabilities are primarily related to property, plant and equipment.

         The current and deferred (benefit)/provision for Canadian income tax was $(1.4) million and $1.3 million, respectively, for the year ended December 31, 2000, and $3.4 million and $.3 million, respectively, for the period from April 30, 1999 through December 31, 1999. Additionally, the Partnership paid certain minimum state and federal taxes of approximately $.7 million for the year ended December 31, 2000.

         OxyVinyls is subject to audit by taxing authorities in various tax jurisdictions. Management believes that any required adjustments to OxyVinyls' tax liabilities will not have a material adverse impact on its financial position or results of operations.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(10)     CASH MANAGEMENT AND CREDIT AND DEPOSIT FACILITIES AGREEMENT WITH OPC -

         OxyVinyls participates in OPC's centralized cash management system for its domestic operations. OxyVinyls maintains a concentration account to collect cash receipts and to fund disbursements. OPC funds any negative cash balances and collects any excess cash balances on a daily basis in the concentration account under the terms of a Cash Management and Credit and Deposit Facilities Agreement between OPC and OxyVinyls (the "Agreement").

         Under terms of the Agreement, OPC has committed to loan OxyVinyls, on a revolving basis, up to $66 million as of December 31, 2000.

         PolyOne has guaranteed $42.3 million of the OxyVinyls' loans payable to OPC. This guarantee terminates on the later of April 30, 2002, or when OxyVinyls attains a defined amount of earnings before income taxes, depreciation and amortization.

         OPC loans to OxyVinyls cannot decrease below a minimum required balance of $42.3 million before the termination of the PolyOne guarantee. As of December 31, 2000 and 1999, loans payable to OPC under the Agreement were $42.3 million. In order to maintain the loan at the minimum required balance, any excess cash collected by OPC is held in the form of interest bearing deposits under terms of the Agreement. These deposits are considered loans receivable from OPC. As of December 31, 2000 and 1999, the balance of loans receivable from OPC was $88.3 million and $71.1 million, respectively. The OxyVinyls' loans payable and receivable to/from OPC, including interest, has been combined and recorded as loans receivable from OPC, net in the accompanying consolidated balance sheet.

         Loans payable to OPC accrue interest at the reported one-month London Interbank Offered Rate (LIBOR) plus a calculated variable margin. Loans receivable from OPC accrue interest at the reported one-month LIBOR. Interest income under the Agreement was $.1 million for the year ended December 31, 2000, and $.4 million for the period from April 30, 1999 through December 31, 1999. Net interest expense under the Agreement totaled $.3 million for the year ended December 31, 2000, and $4.4 million for the period from April 30, 1999 through December 31, 1999. Fees payable to OPC under the Agreement totaled $.3 million for the year ended December 31, 2000, and $.4 million for the period from April 30, 1999 through December 31, 1999, and are included in other operating expenses.

         The Agreement may be terminated by either OxyVinyls or OPC after the termination of the PolyOne guarantee, at which date any outstanding loans as well as any accrued interest and fees payable become due.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(11)     RELATED PARTY TRANSACTIONS -

         OxyVinyls sells PVC to PolyOne under the terms of a sales agreement that expires on December 31, 2013. The agreement requires PolyOne and its majority affiliates' to purchase their annual PVC requirements in North America from OxyVinyls in excess of 290 million pounds. On the first 880 million pounds of PVC supplied in any calendar year, PolyOne will pay a price which is based upon cost and market considerations. PolyOne will purchase all volumes over 880 million pounds in any calendar year at a competitive market price.

         OxyVinyls sells VCM to OCC and PolyOne under the terms of separate sales agreements that expire on December 31, 2013. The agreements require that OCC and PolyOne purchase at market price all of their VCM requirements for production of PVC in North America from OxyVinyls. Under the terms of the agreements, PolyOne and OCC receive an integration credit on the first 210 million and 215 million pounds purchased in any year, respectively, to compensate for surrendered purchasing power on major feedstocks.

         OxyVinyls' sales of VCM to OCC under the terms of these agreements was approximately $45.2 million and $25.9 million for the year ended December 31, 2000 and during the period from April 30, 1999 through December 31, 1999, respectively. OxyVinyls' sales of PVC and VCM to PolyOne under the terms of these agreements was approximately $297 million and $220 million for the year ended December 31, 2000, and during the period from April 30, 1999 through December 31, 1999, respectively.

         OxyVinyls sells chlor-alkali and other specialty products to OCC under the terms of a sales agreement that expires on December 31, 2013. This agreement requires OCC to purchase at market price all chlor-alkali products produced by OxyVinyls that are not required for its internal uses. This agreement also requires OCC to purchase all specialty products produced by OxyVinyls at full manufacturing cost. This agreement also requires OxyVinyls to pay OCC a fee for marketing excess chlor-alkali products to third parties. OxyVinyls sold $181.7 million and $102.7 million of chlor-alkali and specialty products to OCC during the year ended December 31, 2000, and during the period from April 30, 1999 through December 31, 1999, respectively. OxyVinyls paid $22.0 million and $14.7 million to OCC for the marketing fee during the year ended December 31, 2000, and during the period from April 30, 1999 through December 31, 1999, respectively.

         OxyVinyls purchases ethylene from Equistar Chemicals LP ("Equistar"), an equity investee of OCC, under the terms of two agreements. The first agreement requires that OxyVinyls purchase ethylene at market price, 250 million pounds during the year 2000 and 200 million pounds in each of the years 2001 through 2003 for the LaPorte VCM facility. This agreement expires December 31, 2003. Under the terms of the second agreement, OxyVinyls purchases ethylene requirements for the Deer Park VCM and OxyMar facilities at Equistar's weighted average selling price, as defined in the agreement. This agreement expires on December 31, 2013. OxyVinyls purchased $67.1 million and $91.3 million of ethylene from Equistar under the terms of these agreements during the year ended December 31, 2000, and the period from April 30, 1999 through December 31, 1999, respectively.

         OxyVinyls purchases chlorine from Sunbelt Chlor Alkali Partnership, an equity investee of PolyOne ("Sunbelt"), under the terms of an agreement that expires on December 31, 2094. This agreement requires OxyVinyls to purchase at market price, less a discount, all chlorine produced by Sunbelt at its chlorine manufacturing process facility in McIntosh, Alabama, up to a maximum of 250 thousand tons per year. OxyVinyls purchased $38.7 million and $16.4 million of chlorine from Sunbelt under the terms of this agreement during the year ended December 31, 2000, and the period from April 30, 1999 through December 31, 1999, respectively.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(11)     RELATED PARTY TRANSACTIONS - (continued)

         OxyVinyls purchases VCM from OxyMar under the terms of a VCM purchase agreement that runs until such time as OPC, either directly or through its affiliates, ceases to own an equity interest in OxyMar. The agreement requires OxyVinyls to purchase each year at market prices a minimum of 700 million of the first 1.1 billion pounds of VCM produced and 530 million pounds of the next 1 billion pounds produced by OxyMar. Total purchases under this agreement were $308.9 million and $204.6 million for the year ended December 31, 2000, and the period from April 30, 1999 through December 31, 1999, respectively.

         OxyVinyls incurs costs charged by OCC and PolyOne under the terms of various service and shared facilities agreements. These agreements are in effect generally so long as services continue to be provided between parties and/or facilities continue to be shared. Under the provisions of these agreements, OxyVinyls receives from and makes payments to PolyOne and OCC for shared facilities at Louisville, Kentucky, Pedricktown, New Jersey and Pasadena, Texas. In some cases the agreements contain renewal options at negotiated prices. The net total of these costs was approximately $0.5 million and $0.1 million for the year ended December 31, 2000, and for the period from April 30, 1999 through December 31, 1999, respectively. Additionally, OxyVinyls incurs costs for administrative and other support services paid to OCC and PolyOne which totaled approximately $12.2 million and $7.8 million and $6.9 million and $6.2 million, respectively, for the year ended December 31, 2000, and for the period from April 30, 1999 through December 31, 1999, respectively. OxyVinyls incurred net railcar rent expense/(income) payable/(receivable) to/from OCC and PolyOne of approximately $4.8 million and $(0.2) million and $4.3 million and $.5 million, respectively, for the year ended December 31, 2000, and for the period from April 30, 1999 through December 31, 1999, respectively.

         As of December 31, 2000 and 1999, OxyVinyls had a net receivable from OCC of $9.0 million and $12.2 million and a net payable to PolyOne of $6.9 million and $6.3 million, respectively. The amounts due to PolyOne are net of trade receivables sold to ORI. (see Note 2 and Note 3)

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


(12)     VALUATION AND QUALIFYING ACCOUNTS -

         Approximately 30 employees at various manufacturing facilities were identified in a workforce reduction plan. Certain severance costs of $.9 million and relocation costs of $.9 million were accrued in connection with the formation of the Partnership. Also severance and relocation costs of $2.1 million and $.2 million, respectively, were accrued and charged to expense during the period from April 30, 1999 through December 31, 1999. Total accrued severance and relocation costs are recorded in accrued liabilities and the amount charged to expense during the period from April 30, 1999 to December 31, 1999, is recorded in selling, general and administrative and other operating expenses.

         The following table presents the activity of accrued severance and relocation liabilities and allowance for doubtful accounts for the year ended December 31, 2000, and for the period from April 30, 1999 through December 31, 1999 (in millions).

                                              Balance at                                     Balance at
                                              Beginning     Charged to                         End of
                                              of Period       Expense       Deductions        Adjustment          Period
                                              ---------       -------       ----------        ----------          ------

For the Year Ended December 31, 2000
       Allowance for doubtful accounts        $     .3       $    5.2       $        -                -          $   5.5

       Accrued severance and relocation       $    3.2       $      -       $  (2.6)(a)       $  (.6)(b)         $     -
                                              ========       ========       ===========       ==========         =======

For the period from April 30 through
December 31, 1999
       Allowance for doubtful accounts        $      -       $     .3       $        -                -          $    .3

         Accrued severance and relocation     $    1.8       $    2.3       $   (.9)(a)               -          $   3.2


(a) Payments under the Partnership's plan for termination and relocation of certain employees.

(b)      Adjustment to cost of acquisition.