Form 10-K, Exhibit 13
period 2001-12-31
POLYONE CORP
filed 2002-04-01
CIK 1122976

                                                                    Exhibit 13.1

                                   [GRAPHIC]


                                        Pulling Together.
                                        Emerging stronger.

                                        [PolyOne-LOGO]

                                        2001 Annual Report

         "For PolyOne, 2001 was a year of learning, fighting back and progress. We responded with determination to a weak economy and world events, while making great progress in building a solid foundation for our new Company. We are on a mission to prove that customers can rely on us to help them succeed and that shareholders can rely on us for consistent, profitable growth."


                                                         -- Thomas A. Waltermire
                                                             Chairman, President
                                                     and Chief Executive Officer


ABOUT THE COVER


This year's annual report-- "Pulling Together. Emerging Stronger."-- speaks to both the challenges of 2001 and the promise going forward. In the midst of profound internal change, in an economy that severely tested us and our customers, we made significant progress last year to position PolyOne for growth and success. How did we do it? The answer lies in the hundreds of names on our cover and the 8,000 PolyOne men and women worldwide whom they represent. Our people are the real Power of PolyOne.

POLYONE CORPORATION

        THE POWER OF POLYONE

1   PERFORMANCE PLASTICS        ANNUAL REVENUES $1.8 billion


PLASTIC COMPOUNDS
AND COLORS

-  ANNUAL REVENUES
   $1.4 billion (global)

   PRODUCTS
   Proprietary and custom polymer compounds derived from vinyl and engineering resins and additives; specialty colorant and additive systems

   MARKETS
   Appliance, automotive, building materials, business equipment, consumer goods, telecommunications

   PRODUCT END USES
   Appliance components, automotive trim, business equipment housing, bottles, pipe fittings, wire and cable insulation, colorants for virtually every plastic application

   MANUFACTURING LOCATIONS
   20 Centers of Manufacturing Excellence in United States and Canada; also, Mexico, Belgium, Denmark, England, France, Germany, Hungary, Norway, Spain, Sweden, China, Singapore

   KNOWN FOR
   Proprietary compounds and color technologies
   [PICTURE]


   SPECIALTY RESINS
   AND FORMULATORS

   ANNUAL REVENUES
   $260 million (global)

   PRODUCTS
   Emulsion polymer and micro- dispersion specialty resins; vinyl plastisols, powders and inks; latex; rigid and flexible urethane and urethane foams

   MARKETS
   Appliance, apparel, automotive, flooring, medical, packaging, sports and recreation, toy, industrial

   PRODUCT END USES
   Air filters; automotive instrument panels; vinyl flooring and carpet backing; appliance and fabric coatings; fan, dishwasher and closet rack coatings; medical examination gloves; footwear; screen printing inks; signage

   MANUFACTURING LOCATIONS
   United States, England

   KNOWN FOR
   Specialty resins of high quality and consistency, and unique technical solutions for vinyl plastisol, urethane and latex system applications [PICTURE]


   ENGINEERED FILMS

   ANNUAL REVENUES
   $165 million

   PRODUCTS
   Flexible vinyl, thermoplastic olefin (TPO) and thermoplastic urethane (TPU) polymer films, laminates, polyvinyl chloride (PVC)/polyolefin foam laminates, TPO/polyolefin foam laminates

   MARKETS
   Automotive, medical, office supply, packaging, recreation, building materials

   PRODUCT END USES
   Automotive instrument panels, door trim panels, armrests, airbag doors and covers, glovebox doors; loose-leaf binder covers; medical blood bags and intravenous sets; hospital inflatable mattresses; pond/pool liners

   MANUFACTURING LOCATIONS
   United States

   KNOWN FOR
   Value-added film finishing technologies, including embossing, printing, painting and laminating
   [PICTURE]

2 ELASTOMERS AND PERFORMANCE ADDITIVES


   ANNUAL REVENUES
   $400 million

   PRODUCTS/SERVICES
   Proprietary and custom thermoset elastomer (rubber) compounds, roller and specialty rubber compounds, elastomer-enhancing colorants and additives, tolling

   MARKETS
   Aerospace, automotive, building materials, electrical, industrial, medical, sporting goods

   PRODUCT END USES
   Automobile hoses and belts, footwear, escalator railings, industrial conveyers, wire and cable, printing rollers

   MANUFACTURING LOCATIONS
   United States, Mexico

   KNOWN FOR
   Leader in non-tire rubber technology and compounding in North America
   [PICTURE]


3 DISTRIBUTION

   ANNUAL REVENUES
   $460 million

   SERVICES
   Provider of more than 3,500 grades of engineering and commodity resins from approximately 20 major material suppliers, as well as standard and custom-compounded materials

   MARKETS
   Custom molders and extruders of applications for automotive, building materials, consumer goods, electrical/electronics, industrial, medical, packaging, wire and cable

   DISTRIBUTION LOCATIONS
   United States, Canada, Mexico

   KNOWN FOR
   Responsive delivery, and engineering and technical expertise that provides customers with application and processing support

   JOINT VENTURES

-  DH COMPOUNDING COMPANY,
   UNITED STATES
   Partner: DOW CHEMICAL COMPANY

-  GEON/POLIMEROS ANDINOS, COLOMBIA
   Partner: PETROQUIMICA COLOMBIANA S.A.

-  OXY VINYLS, LP, UNITED STATES
   Partner: OCCIDENTAL CHEMICAL CORPORATION

-  SO.F.TER S.P.A., ITALY
   Partner: SO.F.TER S.P.A.

-  STAR COLOR COMPANY LIMITED, THAILAND
   MAJORITY OWNED BY POLYONE

-  SUNBELT CHLOR-ALKALI, UNITED STATES
   Partner: OLIN CORPORATION

-  TECHMER, PM, LLC, UNITED STATES
   Partner: TECHMER PM

-  TEKNO POLIMER, TURKEY
   MAJORITY OWNED BY POLYONE

-  WELVIC AUSTRALIA PTY LTD., AUSTRALIA
   Partner: ORICA LIMITED

FINANCIAL HIGHLIGHTS



                                                                    Year Ended December 31,

Dollars in millions, except per share data                           2001          2000(3)
----------------------------------------------------------------------------------------------
Reported Results(1, 2)
  Sales                                                          $  2,654.6     $  1,887.8
  Employee separation and plant phase-out                              36.1            2.8
  Operating income (loss)                                             (17.1)          64.8
  Net income (loss)                                                   (46.1)          15.9
  Capital expenditures                                                 80.2           62.7
  Depreciation and amortization                                        91.3           57.4
  Total debt (year end)                                               446.1          682.2
  Stockholders' equity (year end)                                     713.4          827.6
  Earnings (loss) per share                                      $    (0.51)    $     0.26
  Weighted-average common shares used to
     compute diluted earnings per share (in millions)                  89.8           62.0

Pro Forma Results(1,2)
  Sales                                                          $      --      $  3,139.7
  Operating income                                                      --           115.5
  Net income                                                            --            52.4
  Depreciation and amortization                                         --           101.6

Other data, approximate:
  Number of employees (year end)                                    8,000          9,000
  Employee, management and board member stock ownership                13%            11%
  Stockholders (estimated at December 31)                          20,000         20,000
----------------------------------------------------------------------------------------------

(1) See Management's Analysis beginning on page 6 for a description of the audited reported results and the 2000 pro forma results giving effect to the merger.

(2) Both reported results and pro forma results include special items, which are summarized in the table on page 10.

(3)   2000 represents eight months of Geon and four months of PolyOne.


                                  [PIE CHART]

                                      2001
                              SALES BY SEGMENT(*)
                              Dollars in millions

                              PERFORMANCE PLASTICS
                                    $1,836.7
                                      68%

                                  DISTRIBUTION
                                     $462.6
                                      17%

                                 ELASTOMERS AND
                             PERFORMANCE ADDITIVES
                                     $402.6
                                      15%

                     (*) Excluding corporate, eliminations
                         and other of $47.3 million


                                  [PIE CHART]
                                      2001
                                     SALES
                              BY GEOGRAPHIC REGION
                              Dollars in millions

                                 UNITED STATES
                                    $2,031.4
                                      77%

                                     EUROPE
                                     $345.4
                                      13%

                                     CANADA
                                     $180.3
                                       7%

                                      ASIA
                                     $51.1
                                       2%

                                     MEXICO
                                     $46.2
                                       1%



1   PolyOne Corporation

TO OUR SHAREHOLDERS

      During a recent visit with prospective institutional shareholders, I was asked what has pleased me most since the formation of PolyOne. I thought carefully about my response before I realized that the answer was evident.

      Ultimately, I've been most gratified by the energy, perseverance and thirst for success of PolyOne people. Coming together as an integrated organization is daunting enough -- but in our case, integration has been just one of many imperatives. From battling a severe economic recession, to launching a ground-breaking information technology system, to finalizing plans for the upgrade and consolidation of our largest business group, we are proving time and again that PolyOne people can take on major tasks and succeed. We've also shown that we can pull together in adversity to emerge stronger. During 2001, we made significant progress in a very tough year, with the overall goal of positioning ourselves to deliver value to all our partners: our customers, our suppliers and our shareholders.

2001: LAYING A FIRM FOUNDATION

      To understand how far we've come, compare the PolyOne of a year ago with the PolyOne of today:

      A year ago, our value capture programs totaled $70 million. Today, we are implementing more than $200 million in annual income-improving opportunities that we expect to capture in earnings by 2003. What a journey this has been! When we announced the formation of PolyOne in May 2000, we established an annual savings target of $50 million; now, we are projecting a fourfold increase in that early estimate.

      More than merely hitting a bottom-line target, we are making programmatic changes for the long term. Our remarkable progress testifies to the inherent strength, focus and discipline of PolyOne. Through creative cost reduction initiatives, a sound integration strategy and dedication to teamwork, we have come very far very fast. We are shaping a solid foundation for success.

      [PICTURE]
      [Thomas A. Waltermire]:

      A year ago, we ran our business on 22 information systems. Today, we are doing nearly $2 billion in sales on a common information technology platform that operates in seven countries. One of our foremost initiatives in 2001 was the design and implementation of a single IT system linking nearly all our businesses worldwide. We dubbed this undertaking projectOne; the name alone speaks to the high priority we assigned it.

      After launching projectOne late in 2000, we brought our Plastic Compounds and Colors (PCC), Specialty Resins, Elastomers and most of our European operations onto the unified system, in record time and on budget. In 2002, we'll add our Formulators operations, the Performance Additives part of our Elastomers group and much of the remaining European business.

      With this astounding success, we have the capability to extend the benefits of business-to-business e-commerce to our customers and suppliers, and to provide access to a single source for most PolyOne products and services.

      Unquestionably, our proficiency differentiates us -- and the secret is out. In its ranking of the nation's 500 companies with the most innovative IT departments, the trade publication InformationWeek recognized PolyOne as the leader in the chemical industry and number 28 overall. We were the only chemical company to receive InformationWeek's top-flight gold citation in all four rating categories.


                                                        PolyOne Corporation   2

      If space allowed, I would list every member of the projectOne team. This group has performed a near-miracle -- and, in so doing, has demonstrated the energy, perseverance and drive to succeed that I mentioned earlier.

      A year ago, PolyOne's North American manufacturing structure was not competitive. Today, more than 35 sites in several of our businesses are targeted for improvements. The major thrust is in our North American PCC operations, which we analyzed thoroughly, and where we then committed $45 million to facility upgrades and expansion. In our three PCC product groups -- engineered materials, colorants and vinyl compounds -- we've designated 20 customer-focused Centers of Manufacturing Excellence that we will create at existing sites, where we will install new equipment and production lines. Simultaneously, we will close roughly one-third of our initial 34 North American PCC plants. The hard work of implementing these changes has begun, and we expect to complete nearly all of it by the end of 2002. We anticipate approximately $50 million in annualized pre-tax savings in our North American PCC operations, beginning in 2003.

      We also consolidated our Elastomers and Performance Additives operations to better align our manufacturing assets with the needs of a changing customer base. By mid-2002, we will have closed three plants.

      The asset reconfiguration, and other business changes in Elastomers, are expected to yield annual pre-tax savings of approximately $6 million. By elimi-nating excess capacity and continuing to apply "lean" manufacturing principles, we are increasing our customer responsiveness, improving our financial performance and positioning PolyOne to compete in global markets.

      We also took steps to streamline our Engineered Films manufacturing function, a move that will produce estimated annual pre-tax savings of approximately $8.5 million. To date, we have closed one plant and realigned the overhead structure at three other sites. We are implementing additional options, including product line reconfiguration and new product technology for automotive and custom film applications. We see excellent opportunities to employ our technology for thermoplastic olefins and related alloys in both of these markets.

      A year ago, our recordable injury rate already placed us among the best in any manufacturing industry. During 2001, we raised our performance to world-class standards by cutting injuries nearly 30 percent. In the midst of profound change, one thing never changes: our vigilance on safety. Safety is at the top of our business objectives. In fact, it was the first objective we set for our people when we formed PolyOne.

      Setting expectations of high standards for safety is smart business. It is the best way to prove to our people that they are important. Our people understand that at PolyOne, safety is a requirement, not a luxury. This is the best way I have found to energize people with the habit of teamwork and discipline. This is the foundation for creating a culture of quality and customer responsiveness.

ONE SYSTEM FOR EVERYONE

POLYONE'S NEW BUSINESS INFORMATION SYSTEM LINKS PEOPLE AROUND THE WORLD. AT THE START OF 2002, THE SYSTEM COMPRISED: 24,000 VENDORS
                                      16,000  CUSTOMERS
                                       3,000  TRAINED POLYONE EMPLOYEES
                                          50  POLYONE SITES WORLDWIDE
                                      71,300  PRODUCT RECIPES


3   PolyOne Corporation

      Our stance on safety has helped us build trust. Our people have responded with a willingness to change and take on new challenges. It is more than coincidence that everywhere we've reduced accidents and injuries, we've seen concurrent gains in quality and productivity.

      A year ago, our vision, strategy and culture were still forming. Today, our people, customers and suppliers are beginning to see the Power of PolyOne. Those who dismiss culture as feel-good fluff are just plain wrong. We threw ourselves into the task of shaping a common culture because it is the stuff of sustainable competitive advantage.

      The whole concept of PolyOne is based on sharing knowledge globally. We will succeed in direct proportion to our ability to:

      - Solve a customer problem, then replicate the solution anywhere in the world

      - Seamlessly serve the growing number of customers who want us to supply the identical product the world over

      -     Source material and services globally

      - Create teams of diverse product specialists when a customer need demands an unusual combination of skills

      All this teamwork starts with a common culture. PolyOne's culture is rooted in the core values of excellence, integrity, innovation, teamwork and respect for all. Our mission statement -- WE HELP PEOPLE WORK WONDERS WITH POLYMERS, which we proudly display at all our sites -- is the driver. Our own people see it, believe it and act on it, as shown by our progress in 2001.

OUR 2001 BUSINESS PERFORMANCE

      PolyOne's markets and customers were severely challenged in 2001. Our overall shipments fell approximately 15 percent from 2000 pro forma levels(1), and 2001 total revenues declined to $2.7 billion from 2000 pro forma revenues of $3.1 billion. Most adversely affected were our business units with exposure to the automotive, industrial and telecommunications markets. Reduced demand for certain building material applications and appliances also hurt our sales.

      The performances of the joint ventures in our Resin and Intermediates segment were hurt by volatility in commodity prices for natural gas, polyvinyl chloride (PVC) resin, chlorine and caustic soda. These factors affected our OxyVinyls joint venture and SunBelt, a chlor-alkali joint venture.

      With a clear focus on short-term cost controls and longer-term structural improvements from strategic initiatives, we walked the talk in responding to the soft economy. The PolyOne team stepped up and reduced discretionary spending by nearly $30 million from 2000 levels. Our aggressive but disciplined response allowed us to make a small profit in the second and third quarters, even on depressed sales.

      In our operating businesses (excluding the Resin and Intermediates segment), a 15 percent sales decline normally would cost us approximately $135 million in operating income -- but, by responding with substantial cost savings in Selling & Administration, material sourcing and discretionary spending, we held the effect of the sales decline to only $53 million (compared with 2000 pro forma results). Despite the drop in operating

STRATEGIC VALUE CAPTURE INITIATIVES


                                                           PROGRAMS TO REDUCE 2003 COSTS COMPARED WITH 2000
      Dollars in millions
                                      LOGISTICS
           19
                                      SOURCING
           59
                                      PCC MANUFACTURING UPGRADE
           41
                                      STRATEGIC BUSINESS UNIT ACTIONS
           29
           52                         SALES,TECHNOLOGY,GENERAL AND ADMINISTRATION
        -------
         $200


                                                        PolyOne Corporation   4
income, we managed our cash flow and reduced our short-term debt, lowering inventories and improving receivable collections. The result is that we generated operating cash flow(2) for the year of approximately $140 million.

OUR RALLYING CRY FOR 2002: FINISH THE FIX, BEGIN TO GROW

      We entered 2002 assuming that the economy will not rebound in the first half -- but that during the year, PolyOne certainly will. Our most urgent priority is to implement the income improvements under way and bring them to the bottom line. To make this happen, our businesses must operate with excellence and we must continue our tight controls on spending. We are determined to achieve reasonable profitability even during this economic slowdown.

      Looking toward a second-half improvement, however modest, we intend to capture more than our share of the additional market opportunity(3). Each of our businesses has targeted specific customers for 2002. We will deliver on these plans. Compared with when we launched PolyOne, we have better business systems and practices; we are better prepared to bring all of our capabilities to our customers; and we are better positioned to execute our strategy globally.

      As we leverage long-term structural changes -- a common IT system, improvements to our manufacturing assets, a new organization for our Distribution group, new sourcing and logistics processes -- we will begin to drive growth on the top line and the bottom line.

      Sales growth will receive expanded focus in 2002 and the years ahead. Our solution selling program is based on a recognition that, with the portfolio of businesses we now have, we should be able to provide unique product and service solutions to our customers. This capability, a founding precept of PolyOne, should contribute to business growth even in times of economic distress. For these reasons, we have stepped up the training of our sales organizations and developed Web-based sales tools. We are committed to honing our solution selling skills.

      On another front, we are refocusing our research and development efforts. In 2002, for example, we will redeploy several million dollars from other programs to develop new product technology and to upgrade our technical resources at Avon Lake, Ohio, where we will add new equipment.

      These investments are prompted by a recognition that innovation is the essential organic growth driver, and we need to quicken the pace at PolyOne. We are turning our attention to developing new products, services and technologies, and to delivering them anywhere in the world where our customers need our expertise.

      As we continue to execute our strategic initiatives and begin to pursue a growth agenda, our stated goal of $2.00 per share in earnings remains in our sight(3).

      This goal, which requires a pre-tax earnings improvement of approximately $300 million(4) over 2001, is driven largely by the value capture programs we expect to realize, by sales growth initiatives and by assumptions that business conditions and revenues will recover as the economy recovers.

      For PolyOne, 2001 was a year of learning, fighting back and progress. We responded with determination to a weak economy and world events, while making great progress in building a solid foundation for our new Company. We are on a mission to prove that customers can rely on us to help them succeed and that shareholders can rely on us for consistent, profitable growth.

      I thank you for your support, and I assure you that, along with earning for you an attractive return on your investment, we want to earn your continuing confidence and trust.


/s/ Thomas A. Waltermire

Thomas A. Waltermire
Chairman of the Board, President and Chief Executive Officer


March 28, 2002



(1)   Details of pro forma assumptions can be found beginning on page 6.

(2) Before receivable sales facility and spending for employee severance and plant phase-out.

(3)   See Forward-Looking Statements, page 37.

(4)   Excluding 2001 special items, see page 10.



5   PolyOne Corporation

MANAGEMENT'S ANALYSIS

RESULTS OF OPERATIONS


POLYONE CORPORATION (PolyOne or Company) is a leading global polymer services company, with worldwide annual sales of approximately $2.7 billion. PolyOne was formed on August 31, 2000, from the consolidation of The Geon Company (Geon) and M.A. Hanna Company (Hanna).

          The PolyOne consolidation was accounted for as a purchase business combination, with Geon as the acquiring entity. Accordingly, PolyOne's "reported results" under generally accepted accounting principles (GAAP) for the year ended December 31, 2000, reflect the operating results of Geon for eight months prior to the consolidation, and of PolyOne for four months (which include the operating results of Hanna from the date of consolidation).

          In the commentary that follows, "pro forma results" will also be provided because of the significant and pervasive impact of the merger on comparative data. The pro forma operating results assume that the consolidation of Geon and Hanna occurred prior to the periods presented. Further, the pro forma operating results assume that Hanna's sale of its Cadillac Plastic business recognized in the second and third quarters of 2000, as well as Geon's 1999 transactions with Occidental Chemical Corporation (OxyChem) and the acquisition of O'Sullivan Corporation (O'Sullivan), occurred prior to the periods presented. The pro forma operating results do not include any future profit improvements and cost savings or associated costs, including restructuring costs expected to result from the continuing integration of Geon and Hanna. The pro forma operating results are provided for illustrative purposes only, and may not necessarily indicate the operating results that would have occurred or future operating results of PolyOne.

         The most significant forces impacting PolyOne's operating results in 2001 were the recession of the U.S. economy and the restructuring and integration of PolyOne's operations to improve customer service and product quality and to lower operating costs. The slowdown of the U.S. economy commenced in the second half of 2000 and advanced to a recession in 2001, which was the first U.S. recession since 1990-1991. The economic recession significantly reduced customer sales demand and resulted in lower sales and earnings in PolyOne's equity investments in the polyvinyl chloride (PVC) resin and chlor-alkali industries. Partially offsetting the negative economic forces were PolyOne's initiatives to integrate and restructure its operations following the consolidation and formation of PolyOne in 2000. The implementation of a substantial portion of the restructuring initiatives announced in 2001 will continue through 2002.

2001 RESULTS OF OPERATIONS

REPORTED RESULTS Total sales for 2001 were $2.7 billion, an increase of $766.8 million from 2000. This increase is due to only four months of former Hanna operations being included in the 2000 reported sales. Year 2001 sales were below 2000 on a comparable basis; see the pro forma commentary that follows.

          Operating earnings for 2001 were a loss of $17.1 million compared with income of $64.8 million in 2000. Operating income before special items, depreciation and amortization (OIBSIDA) was $125.8 million compared with $138.9 million in 2000. The decrease in 2001 OIBSIDA is due primarily to an earnings decrease of $40.5 million from the Resin and Intermediates (R&I) segment equity affiliates, which was partially offset by a full year's inclusion of the former Hanna operations.

          The net loss in 2001 was $46.1 million. Before special items, the loss was $10.2 million compared with income of $25.0 million in 2000 before special items. The 2001 special items relate primarily to restructuring initiatives (see the table titled "Summary of Special Items," page 10). The effective income tax rate in 2001 was 35.7% compared with 39.1% in 2000. The lower effective income tax rate reflects principally the effect of permanent differences such as non-deductible goodwill on pre-tax losses.

PRO FORMA RESULTS Total sales for 2001 were $2.7 billion, a decrease of $485.1 million, or 15%, from pro forma results for 2000. Decrease in customer sales demand in 2001 reflected the substantial weakening of the North American economy across all business segments. Particularly impacting PolyOne were the industrial, automotive, electronic and some construction markets. Automotive production was down 10% (domestic producers were even weaker) in 2001 compared with 2000. Industrial production fell 4.3% in 2001 compared with the prior year. Average U.S. industrial capacity utilization in 2001 fell to 77%, five percentage points below 2000, and reached the lowest level since 1983 in the fourth quarter of 2001. Management estimates that operating income in 2001 was down approximately $135 million as a direct result of the sales volume decline from 2000.

          The operating loss in 2001 was $17.1 million. The 2001 OIBSIDA of $125.8 million was $104.2 million below the prior year. The decrease in 2001 OIBSIDA was driven by lower sales volumes (approximately $135 million) across all business segments and weaker results in the R&I equity earnings, partially offset by cost reduction initiatives associated with the merger integration and announced restructuring programs (estimated at approximately $69 million). The 2001 net loss before special items was $10.2 million, $58.7 million below 2000 net income before special items.


                                                         PolyOne Corporation  6

RESULTS OF OPERATIONS

SUMMARY OF CONSOLIDATED OPERATING RESULTS


In millions, except per share data                                          Year Ended December 31,
                                                    ------------------------------------------------------------------
                                                                Reported Results                 Pro Forma Results
                                                    ------------------------------------------------------------------
                                                         2001         2000        1999          2000          1999
                                                    ------------------------------------------------------------------
Sales                                                $ 2,654.6    $ 1,887.8   $ 1,261.2     $ 3,139.7     $ 3,039.9
Operating income before special items,
   depreciation and amortization                         125.8        138.9       148.6         230.0         288.6
Operating income (loss)                                  (17.1)        64.8        99.7         115.5         181.8
Operating income before special items                     34.5         81.5       105.4         128.4         184.3
Net income (loss)                                        (46.1)        15.9       104.7          52.4          79.9
Special items (income) - after tax                        35.9          9.1       (52.2)         (3.9)          5.1
Net income (loss) before special items               $   (10.2)   $    25.0   $    52.5     $    48.5     $    85.0
Earnings (loss) per share, diluted                   $    (0.51)  $    0.26   $    2.15     $    0.57     $    0.86
Effect on earnings per share of excluding
   special items, increase (decrease)                $     0.40   $    0.15   $   (1.07)    $   (0.04)    $    0.05
----------------------------------------------------------------------------------------------------------------------

Senior management uses (1) operating income before special items and/or (2) operating income before special items and depreciation and amortization (similar to EBITDA, which is used by stock market analysts) to assess performance and allocate resources to business segments. Special items include gains and losses associated with specific strategic initiatives such as restructuring or consolidation of operations, gains and losses attributable to acquisitions or formation of joint ventures, and certain other one-time items. For a description of special items, refer to the table titled "Summary of Special Items" on page 10. In addition, management uses net income before special items as a measure of PolyOne's overall earnings performance. Operating income before special items and net income before special items are non-GAAP measures, and may not be comparable to financial performance measures presented by other companies.

          The commentary on business segments is a comparison of the 2001 reported results with the 2000 and 1999 pro forma results for the years presented.

          PERFORMANCE PLASTICS had 2001 sales of $1.837 billion, a decrease of $344.0 million, or 16%, from pro forma 2000. A breakdown of 2001 segment sales, by primary product group, is as follows:

                                                 2001 %           2001 %
                                               Change vs.       Change vs.
                               % of Sales    2000 Sales $    2000 Sales Lbs.
                               -----------------------------------------------
North American PCC                57            (20)              (19)
International PCC                 20             (7)               (3)
Specialty Resins
   and Formulators                14            (11)              (12)
Engineered Films                   9            (15)              (16)
------------------------------------------------------------------------------
   Performance Plastics          100            (16)              (16)
------------------------------------------------------------------------------

          Total Performance Plastics 2001 sales declines were driven by general economic weakness. Sales were also affected in International Plastic Compounds and Colors (PCC) by unfavorable euro currency exchange of approximately 3%. Engineered Films was severely impacted by the decline in automotive production, as was Specialty Resins and Formulators, but to a lesser extent. Certain residential construction markets impacted sales, such as specialty resins in flooring and North American PCC in windows and other residential lineal applications. In addition, the electronics market impacted PolyOne globally in wire and cable and business machines. In North American PCC and Europe, the wire and cable business has been severely impacted by changes in the telecommunications industry; in North America, some customers' business was down more than 50%. As a result, sales in the North American wire and cable market were down approximately 25% year over year. Due to economy-related price pressure from competitors, PolyOne decided to give up business and market share in some market segments rather than match price, but the impact of this decision was relatively small.

          OIBSIDA in 2001 was $124.2 million, $29.2 million below pro forma 2000 results. The decrease in earnings was driven primarily by the substantial decline in sales volume, partially offset by cost-saving initiatives. In 2001, five plants within the business segment were closed in connection with PolyOne's restructuring initiatives.


7  PolyOne Corporation

MANAGEMENT'S ANALYSIS

RESULTS OF OPERATIONS

          ELASTOMERS AND PERFORMANCE ADDITIVES sales in 2001 were $402.6 million, a decrease of $79.6 million, or 17%, from pro forma 2000. The decrease in 2001 sales was driven primarily by reduced domestic demand from producers of automotive parts, which impacted both the elastomers and additives markets. Of the 17% year-over-year change, 2% was due to reduced tolling of rubber compounds for tires, and the remaining 15% was due primarily to lower volumes related to the automotive and industrial markets. Moreover, the impact of lower automotive production was exacerbated by PolyOne's relatively strong market share with Ford, General Motors and DaimlerChrysler, which collectively lost market share in the North American market in 2001.

          OIBSIDA in 2001 was $26.8 million, a decline of $18.5 million compared with pro forma 2000. Cost-saving initiatives, including the "lean" manufacturing initiative, reduced costs, but were not sufficient to offset the adverse earnings impact from the sales volume declines previously noted. During 2001, two manufacturing plants were closed in this segment.

          DISTRIBUTION had sales in 2001 of $462.6 million, a decrease of $44.1 million, or 8.7%, from pro forma 2000. The decrease resulted primarily from lower sales volumes (6.7%) in North America and from passing lower material costs to customers. The Mexican operations' sales, which approximate 9% of this segment, increased in 2001 by 2% compared with 2000.

          OIBSIDA in 2001 was $2.5 million, a decrease of $12.1 million from pro forma 2000. The decrease in earnings was driven by lower sales volumes and margin erosion, including losses attributed to the sale of non-prime inventories ($1.3 million).

          RESIN AND INTERMEDIATES (R&I) operating earnings before special items, consisting of equity income from joint ventures and allocated overhead support cost and cost associated with past operations, were a loss of $12.6 million in 2001, or a decrease in earnings of $40.5 million from 2000. The 2001 equity earnings before a charge for employee severance and liabilities associated with the temporary idling of a plant of $4.3 million were $34.1 million below 2000 levels for Oxy Vinyls, LP (OxyVinyls) and $9.4 million below 2000 levels for SunBelt Chlor-Alkali Partnership (SunBelt). The decreases in equity earnings were driven by lower average industry PVC resin and chlor-alkali selling prices and higher energy costs for OxyVinyls in 2001.

          The domestic PVC resin industry capacity utilization in 2001 was 86% compared with 91% in 2000. The domestic PVC resin industry average selling price decreased by $0.07 per pound year over year; however, due largely to lower ethylene and chlorine costs, the 2001 PVC resin industry spread (selling prices less the cost of ethylene and chlorine) was generally flat compared with 2000. PolyOne's equity earnings were negatively impacted by lower PVC resin spreads due to OxyVinyls' customer/product mix in 2001. OxyVinyls' 2001 combined pricing of the co-products caustic soda and chlorine decreased approximately 8% from 2000. In 2001 versus 2000, energy costs adversely impacted OxyVinyls' equity earnings by approximately $6 million.

          OTHER consists primarily of corporate governance costs not allocated to the business segments. These unallocated costs before special items were $16.6 million in 2001 compared with $11.2 million in 2000. PolyOne's 2001 corporate costs incurred were more than 20% below 2000 pro forma costs.

2000 RESULTS OF OPERATIONS

REPORTED RESULTS Total sales for 2000 were $1.888 billion, an increase of $626.6 million from 1999. This change in sales included four months of former Hanna operations totaling approximately $560 million. The mid-year 1999 acquisitions of O'Sullivan and formulators contributed additional sales of approximately $152 million in 2000, and the formation of OxyVinyls at the end of April 1999 resulted in PVC resin operation sales, which totaled approximately $144 million in 1999, no longer being consolidated.

          Operating income for 2000 was $64.8 million compared with $99.7 million in 1999. OIBSIDA was $138.9 million compared with $148.6 million in 1999. The decrease in 2000 operating income was due primarily to declines in construction and automotive-related sales, particularly in the vinyl compound and engineered films operations. These sales declines were partially offset by four months of earnings contributed by former Hanna operations.

          Net income in 2000 was $15.9 million. Before special items, net income was $25.0 million compared with $52.5 million in 1999 before special items.
The effective income tax rate in 2000 was 39.1%, which approximated the rate in 1999.

                                                         PolyOne Corporation  8

RESULTS OF OPERATIONS

BUSINESS SEGMENT INFORMATION


In millions                                 Year Ended December 31,
                                   ------------------------------------------
                                     Reported
                                     Results         Pro Forma Results
                                   ------------------------------------------
                                       2001         2000          1999
                                   ------------------------------------------

Sales:
   Performance Plastics             $1,836.7     $2,180.7      $2,090.0
   Elastomers and Performance
       Additives                       402.6        482.2         487.6
   Distribution                        462.6        506.7         483.4
   Resin and Intermediates                --           --            --
   Other                               (47.3)       (29.9)        (21.1)
-----------------------------------------------------------------------------
                                    $2,654.6     $3,139.7      $3,039.9
=============================================================================

Operating income (loss) before
special items, depreciation
and amortization:

   Performance Plastics             $  124.2     $  153.4      $  234.0
   Elastomers and Performance
       Additives                        26.8         45.3          50.3
   Distribution                          2.5         14.6          15.6
   Resin and Intermediates             (12.6)        27.9           3.6
   Other                               (15.1)       (11.2)        (14.9)
-----------------------------------------------------------------------------
                                    $  125.8     $  230.0      $  288.6
=============================================================================

Operating income (loss) before
special items:
   Performance Plastics             $   53.9     $   73.9      $  151.2
   Elastomers and Performance
       Additives                        10.2         26.5          32.4
   Distribution                         (0.4)        11.3          12.0
   Resin and Intermediates             (12.6)        27.9           3.6
   Other                               (16.6)       (11.2)        (14.9)
-----------------------------------------------------------------------------
                                    $   34.5     $  128.4      $  184.3
=============================================================================

See Note R to Consolidated Financial Statements for additional reported business segment disclosures.

PRO FORMA RESULTS Total sales for 2000 were $3.140 billion, an increase of $99.8 million, or 3%, over 1999. Sales growth was primarily in the Performance Plastics segment. Sales growth significantly slowed in the second half of 2000, particularly in construction and automotive-related markets.

          Operating income was $115.5 million in 2000 versus $181.8 million in 1999. OIBSIDA in 2000 was $230.0 million, or $58.6 million below 1999. The decrease in 2000 was attributable largely to lower earnings in the Performance Plastics segment, which were partially offset by higher Resin and Intermediates earnings.

          Net income before special items was $48.5 million in 2000 and $85.0 million in 1999.

          PERFORMANCE PLASTICS had 2000 sales of $2.181 billion, an increase of $90.7 million over 1999. Sales growth was strongest in formulators ($50.0 million) and International PCC ($35.0 million), reflecting both higher organic growth rates and the effects of acquisitions. The 2000 sales in this segment comprise the following primary product groups: vinyl compounds (39%), engineered materials (23%), color and additive systems (16%), specialty resins and formulators (13%) and engineered films (9%). OIBSIDA was $153.4 million in 2000 versus $234.0 million in 1999. The 2000 earnings decrease was attributable largely to the sales slowdown in the second half of 2000 that resulted from the weak automotive and construction markets and higher raw material costs. Segment sales in the first half of 2000 increased by 11% versus a 2% decrease in the second half of 2000 (8% decrease in the fourth quarter of 2000) compared with the same periods in 1999. The average industry market price for PVC resin was $0.09 per pound, 35% higher in 2000 versus 1999. The International PCC operations, which account for 18% of this segment's revenue, were not affected by the sales slowdown. Consolidated International earnings were adversely impacted due to currency exchange in 2000, with a weak euro versus the U.S. dollar.

          ELASTOMERS AND PERFORMANCE ADDITIVES sales in 2000 were $482.2 million, a decrease of $5.4 million from 1999. Sales were adversely impacted by the slowdown in the production of North American automobiles in the third and fourth quarters of 2000. Automotive applications comprise more than 40% of this segment's sales. The 2000 OIBSIDA was $45.3 million compared with $50.3 million in 1999.

          DISTRIBUTION had sales in 2000 of $506.7 million, an increase of $23.3 million, or 5%, over 1999. OIBSIDA was $14.6 million in 2000, or $1.0 million below 1999, due to higher selling and administrative expense resulting primarily from increased sales personnel.


9  PolyOne Corporation

MANAGEMENT'S ANALYSIS

RESULTS OF OPERATIONS

          RESIN AND INTERMEDIATES operating income before special items, consisting of equity income from joint ventures and allocated overhead support cost and cost associated with past operations, was $27.9 million in 2000, an increase of $24.3 million over 1999. OxyVinyls equity income in 2000 was $35.7 million, an increase of $17.9 million over 1999. The SunBelt Chlor-Alkali joint venture recorded higher 2000 earnings of $12.7 million, partially offset by lower earnings from the joint venture Australian Vinyls Corporation. Domestic PVC resin and chlor-alkali industry dynamics were stronger in 2000 versus 1999. Domestic PVC resin industry spreads averaged approximately $0.02 per pound higher in 2000 versus 1999. Also, caustic soda and chlorine industry price averages were higher by approximately $25 per ton and $120 per ton, respectively.

Domestic PVC resin industry selling prices and margins began to rise in the third quarter of 1999 and increased through the first half of 2000. In the third quarter of 2000, sales demand slowed significantly with the economy and inventory reductions that occurred through the commercial distribution chain. With the decrease in sales demand, selling prices declined. In addition, margins narrowed as a result of the selling price decline, unusually high costs for natural gas used directly in manufacturing and high ethylene costs. In the last six months of 2000, PolyOne recorded a loss from OxyVinyls of $5.7 million.

          OTHER consists primarily of corporate governance costs not allocated to the business segments. These unallocated costs before special items were $11.2 million in 2000 compared with $14.9 million in 1999.

--------------------------------------------------------------------------------

SUMMARY OF SPECIAL ITEMS


In millions                                                                 Year Ended December 31,
                                                     --------------------------------------------------------------------
                                                                 Reported Results                Pro Forma Results
                                                     --------------------------------------------------------------------
                                                          2001         2000          1999          2000         1999
                                                     --------------------------------------------------------------------
Employee separation and plant phase-out costs          $ (36.1)      $ (2.8)       $ (0.5)       $ (2.8)       $  0.1
Merger and integration costs                              (1.1)        (9.5)           --            --            --
Period cost of closed facilities                          (0.2)          --            --            --            --
Equity investment restructuring and plant
  idling costs(1)                                         (9.4)          --          (0.8)           --          (0.8)
Executive separation cost                                 (4.8)          --            --          (8.5)           --
Investment writedown                                     (10.1)          --            --            --            --
Litigation settlement gain                                 4.1           --            --            --            --
Acquired profit in inventory                                --         (2.8)         (3.2)           --            --
Directors' pension termination                              --         (0.8)           --          (0.8)           --
Writeoff of debt placement cost                             --         (0.8)           --          (0.8)           --
Other restructuring costs                                   --         (0.6)         (1.2)         (0.6)         (1.2)
Gain on formation of joint ventures                         --           --          93.5            --            --
Reversal of M.A. Hanna dock operations reserves             --           --            --            --           1.2
Gain on sale of assets                                      --           --            --            --          13.2
Loss on sale of business                                    --           --            --            --         (10.9)
-------------------------------------------------------------------------------------------------------------------------
Subtotal - pre-tax income (expense)                      (57.6)       (17.3)         87.8         (13.5)          1.6
-------------------------------------------------------------------------------------------------------------------------
         - after-tax income (expense)                    (35.9)       (10.6)         53.7          (8.1)         (3.6)
German tax rate reduction                                   --          1.5            --           1.5            --
Cumulative effect of a change in accounting                 --           --          (1.5)           --          (1.5)
M. A. Hanna reversal of income tax reserve                  --           --            --          10.5            --
-------------------------------------------------------------------------------------------------------------------------
Total - after-tax income (expense)                     $ (35.9)      $ (9.1)       $ 52.2        $  3.9        $ (5.1)
=========================================================================================================================

(1) Employee severance, plant phase-out costs and liabilities associated with the temporary idling of a plant.


                                                        PolyOne Corporation  10

CONSOLIDATED STATEMENTS OF INCOME


In millions, except per share data                                                     Year Ended December 31,
                                                                         2001                   2000                   1999
                                                                      ---------------------------------------------------------
Sales                                                                  $2,654.6               $1,887.8               $1,261.2
Operating costs and expenses:
   Cost of sales                                                        2,223.0                1,598.8                1,028.9
   Selling and administrative                                             304.2                  191.5                   97.4
   Depreciation and amortization                                           91.3                   57.4                   44.4
Employee separation and plant phase-out                                    36.1                    2.8                    0.5
Merger and integration costs                                                5.9                    9.5                     --
Loss (income) from equity affiliates and minority interest                 11.2                  (37.0)                  (9.7)
--------------------------------------------------------------------------------------------------------------------------------
                                                                        2,671.7                1,823.0                1,161.5
--------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                   (17.1)                  64.8                   99.7
Interest expense                                                          (41.9)                 (36.7)                 (17.7)
Interest income                                                             2.3                    1.6                    2.1
Other expense, net                                                        (15.0)                  (3.6)                  (3.6)
Gain on formation of joint ventures, net of formation costs                  --                     --                   93.5
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and cumulative effect
   of a change in accounting for start-up costs                           (71.7)                  26.1                  174.0
Income tax (expense) benefit                                               25.6                  (10.2)                 (67.8)
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of a change in accounting          (46.1)                  15.9                  106.2
Cumulative effect of a change in accounting                                  --                     --                   (1.5)
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                      $  (46.1)              $   15.9               $  104.7
================================================================================================================================
Earnings (loss) per common share:
   Basic earnings (loss) per share before effect
       of a change in accounting                                       $  (0.51)              $   0.26               $   2.28
   Cumulative effect of a change in accounting                               --                     --                  (0.03)
--------------------------------------------------------------------------------------------------------------------------------
   Basic earnings (loss) per share                                     $  (0.51)              $   0.26               $   2.25
================================================================================================================================
   Diluted earnings (loss) per share before effect
       of a change in accounting                                       $  (0.51)              $   0.26               $   2.18
   Cumulative effect of a change in accounting                               --                     --                  (0.03)
--------------------------------------------------------------------------------------------------------------------------------
   Diluted earnings (loss) per share                                   $  (0.51)              $   0.26               $   2.15
================================================================================================================================
Weighted-average shares used to compute earnings per share:
   Basic                                                                   89.8                   61.4                   46.6
   Diluted                                                                 89.8                   62.0                   48.6

See Notes to Consolidated Financial Statements.


11   PolyOne Corporation

MANAGEMENT'S ANALYSIS

CONSOLIDATED BALANCE SHEETS

          At December 31, 2001, PolyOne had total shareholders' equity of $713.4 million.

ASSETS

Total assets were $2.061 billion at December 31, 2001, a decrease of $369.4 million from December 31, 2000. The decrease was driven by a decrease of $153.2 million in trade receivables before the receivables sale facility and inventories and an increase of $117.5 million in PolyOne's utilization of the receivables sale facility. Further, restructuring initiatives in 2001 reduced property by $33.4 million and the investment in equity affiliates by $18.9 million.

LIABILITIES AND EQUITY

At December 31, 2001, short-term bank debt was $14.7 million compared with $249.1 million at December 31, 2000. Long-term debt was $431.4 million at December 31, 2001, compared with $433.1 million at December 31, 2000. The public debt was rated investment grade as of December 31, 2001, by Moody's Investors Service, Standard & Poor's and Fitch Ratings.

          In October 2001, PolyOne's $100 million, 364-day revolving credit facility expired. In November 2001, PolyOne amended its five-year revolving credit facility to reduce the existing facility from $200 million to $150 million, shorten the maturity date to October 2004 and modify existing financial ratios to be maintained. There were no borrowings under this facility at December 31, 2001.

          In September 2000, PolyOne's Board of Directors authorized the purchase of up to 9.6 million, or approximately 10 percent, of PolyOne's outstanding shares of common stock. Through December 31, 2000, PolyOne repurchased 2.6 million shares at an average cost of $7.15 per share. No common stock was repurchased in 2001. Also, PolyOne returned $22.9 million to its shareholders in the form of cash dividends in 2001.

ACCOUNTING POLICIES AND ESTIMATES

Note B of the Consolidated Financial Statements contains a summary of PolyOne's accounting policies and commentary on the nature of estimates made in the preparation of the financial statements. Following is a description of important management judgments relating to the PolyOne 2001 Consolidated Financial Statements.

          ENVIRONMENTAL ACCRUED LIABILITY PolyOne has accrued $56.2 million to cover future environmental remediation expenditures, and believes none of these matters, either individually or in the aggregate, will have a material adverse effect on its capital expenditures, earnings, cash flow or liquidity. The accrual represents PolyOne's best estimate of the remaining remediation costs based upon information and technology currently available. For additional discussion, refer to Note N to the Consolidated Financial Statements.

          RESTRUCTURING COSTS PolyOne has announced plans to close 11 manufacturing plants in 2002. As of December 31, 2001, an accrued liability of $37.7 million existed for future employee severance and plant closing costs. In addition, at the end of 2001, the net property carrying value to be realized for the plants closed or to be closed was $35 million (some assets will be transferred to other locations as production ceases).

          EQUITY INVESTMENT In December 2001, OxyVinyls (of which PolyOne owns 24%) announced the temporary closing of its Deer Park, Texas, chlor-alkali plant due to low industry capacity utilization and low product market selling prices. As of December 31, 2001, OxyVinyls had accrued $13.8 million for future employee severance and liabilities associated with the temporary idling of a plant. The plant had a net property carrying value by OxyVinyls at the end of 2001 of approximately $139 million, which is anticipated to be realized through future operations upon the restart of the plant.

          GOODWILL As of December 31, 2001, PolyOne's recorded goodwill totaled $476.3 million. PolyOne had not completed its assessment of any potential impairment under the new provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which is effective in 2002, as further explained in Note B to the Consolidated Financial Statements.

          DEFERRED TAX BENEFIT FOR OPERATING LOSS CARRYFORWARDS As of December 31, 2001, PolyOne had a net deferred tax liability of $23.0 million, which included a deferred tax asset of $82.3 million for operating loss carryforwards for tax purposes. The operating loss carryforwards are expected to be utilized against future earnings, thereby reducing taxes that would otherwise be paid. See the discussion in Note P to the Consolidated Financial Statements.


                                                        PolyOne Corporation  12

CONSOLIDATED BALANCE SHEETS


In millions, except per share data                                                          December 31,
                                                                                       2001              2000
                                                                                -----------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                         $     18.2        $     37.9
Trade accounts receivable (less allowance of $9.5 in 2001 and $9.8 in 2000)            135.6             330.4
Other receivables                                                                       11.4              17.1
Inventories                                                                            255.3             337.1
Deferred income tax assets                                                              48.6              53.9
Other current assets                                                                    16.5              20.1
-------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                                485.6             796.5
Property, net                                                                          683.6             703.8
Investment in equity affiliates                                                        287.9             311.6
Goodwill and other intangible assets, net                                              537.3             540.3
Other non-current assets                                                                66.8              78.4
-------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                   $  2,061.2        $  2,430.6
===================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank debt                                                              $     14.7        $    249.1
Accounts payable, including amounts payable to related party (see Note N)              311.4             319.4
Accrued expenses                                                                       169.4             175.7
Current portion of long-term debt                                                        4.6               2.6
-------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                           500.1             746.8
Long-term debt                                                                         426.8             430.5
Deferred income tax liabilities                                                         64.5             132.8
Post-retirement benefits other than pensions                                           126.2             129.9
Other non-current liabilities, including pensions                                      214.5             149.0
Minority interest in consolidated subsidiaries                                          15.7              14.0
-------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                                                 1,347.8           1,603.0
SHAREHOLDERS' EQUITY
Preferred stock, 40.0 shares authorized, no shares issued                                 --                --
Common stock, $0.01 par, authorized 400.0 shares, issued 122.2 in 2001 and 2000          1.2               1.2
Additional paid-in capital                                                           1,072.7           1,057.6
Retained earnings                                                                      100.3             169.3
Common stock held in treasury, 31.2 shares in 2001 and 28.3 shares in 2000            (350.1)           (321.9)
Share ownership trust                                                                   (5.3)            (25.5)
Accumulated other non-owner equity changes                                            (105.4)            (53.1)
-------------------------------------------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                                                          713.4             827.6
-------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $  2,061.2        $  2,430.6
===================================================================================================================

See Notes to Consolidated Financial Statements.



13   PolyOne Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS


In millions                                                                          Year Ended December 31,
                                                                             2001            2000            1999
                                                                         --------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                         $  (46.1)       $  15.9         $  104.7
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
       Employee separation and plant phase-out charges                        36.1            2.8              0.5
       Cash payments on employee separation and plant phase-out              (23.8)          (5.0)              --
       Depreciation and amortization                                          91.3           57.4             44.4
       Investment writedown                                                   10.1             --               --
       Gain on formation of joint ventures, net of formation costs              --             --            (93.5)
       Companies carried at equity and minority interest:
          (Income) loss                                                       11.2          (37.0)            (9.7)
          Dividends received                                                   3.7           27.0              4.6
   Provision (benefit) for deferred income taxes                             (29.0)           8.3             60.4
   Changes in assets and liabilities:
       Operating working capital:
          Trade accounts receivable                                          191.0           60.0            (31.1)
          Inventories                                                         79.7            9.9            (23.9)
          Accounts payable                                                    (4.8)         (19.2)            36.4
       Realization of retained working capital of
          contributed PVC business                                              --             --             61.6
       Accrued expenses and other                                            (10.7)         (56.2)           (39.8)
---------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    308.7           63.9            114.6

INVESTING ACTIVITIES
Capital expenditures                                                         (80.2)         (62.7)           (60.1)
Return of cash by (investment in) equity affiliates                            1.7            5.3            (16.1)
Proceeds from sale of assets                                                   4.4           44.2               --
Business acquisitions, net of cash acquired                                     --           (2.4)          (233.5)
Cash received in connection with consolidation of
   M.A. Hanna Company, net of transaction costs paid                            --           28.1               --
Net cash received in connection with OxyVinyls formation                        --             --             66.1
Other                                                                         (0.8)           7.9               --
---------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY OPERATING AND INVESTING ACTIVITIES               233.8           84.3           (129.0)

FINANCING ACTIVITIES
Change in short-term debt                                                   (233.2)           8.7            167.5
Net issuance (repayment) of long-term debt                                    (0.8)         (72.9)             2.0
Termination of interest rate swap agreements                                   4.3             --               --
Net proceeds from issuance of common stock                                      --            0.6              7.1
Repurchase of common stock                                                      --          (18.7)              --
Dividends                                                                    (22.9)         (14.9)           (11.8)
---------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                            (252.6)         (97.2)           164.8
Effect of exchange rate changes on cash                                       (0.9)          (0.4)             1.0
---------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (19.7)         (13.3)            36.8
Cash and cash equivalents at beginning of year                                37.9           51.2             14.4
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $   18.2        $  37.9         $   51.2
=====================================================================================================================

See Notes to Consolidated Financial Statements.

                                                        PolyOne Corporation  14

MANAGEMENT'S ANALYSIS

CONSOLIDATED STATEMENTS OF CASH FLOWS

          The 2001 statement of cash flows is that of PolyOne. The 2000 statement of cash flows comprises eight months' operation of The Geon Company and four months' operation of PolyOne. The 1999 statement of cash flows is that of only The Geon Company.

          In 2001, net cash provided by operating and investing activities was $233.8 million. Cash from operating activities totaled $308.7 million, and resulted primarily from a commercial working capital (trade receivables before the receivables sale facility, FIFO inventories and accounts payable) decrease of $156.0 million due to 2001 management initiatives, lower fourth-quarter sales and an increase in the sale receivables facility. Further, PolyOne increased by $117.5 million the utilization of the receivables sale facility (this facility was increased from $100.0 million to $250.0 million in 2001). Investing activities consisted primarily of capital expenditures of $80.2 million, of which approximately one-half supported PolyOne's manufacturing restructuring and the implementation of a common management business information systems platform.

          In 2000, net cash provided by operating and investing activities was $84.3 million. Significant sources of cash included operating activities ($63.9 million) and proceeds from the sale of assets, primarily the former Hanna's Cadillac Plastic business ($44.2 million) and net Hanna cash received at the time of the consolidation ($28.1 million). Contributing to a $60.0 million reduction in accounts receivable in 2000 was a significant slowdown in fourth-quarter sales demand. The 2000 investing activities included capital expenditures of $62.7 million.

          Financing activities in 2001 consisted largely of the reduction of short-term debt of $233.2 million and the payment to shareholders of dividends totaling $22.9 million. In 2000, financing activities included PolyOne's repurchase for $18.7 million of approximately 2.6 million shares through December 31, 2000. Also, $72.9 million of long-term debt was repaid in 2000 after PolyOne entered into two revolving credit agreements totaling $400 million in October 2000. Upon formation, PolyOne commenced the payment of quarterly dividends at the annual rate of $0.25 per common share.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, PolyOne had existing facilities to access capital resources (receivables sale facility, revolving credit agreement, uncommitted short-term credit lines and long-term debt) totaling $882 million. At the end of 2001, PolyOne had utilized $664 million of these facilities, including $431 million of long-term debt. The effective available funds under these facilities can vary, depending on the level of qualified receivables outstanding, ratings on public debt and debt-related financial ratios. As of December 31, 2001, approximately $69 million of the existing facilities was available to be drawn while remaining in compliance with the facilities. As of December 31, 2001, PolyOne's public debt was rated by Moody's Investors Service, Standard & Poor's and Fitch Ratings as investment grade. The debt ratings from these agencies impact PolyOne's cost of non-fixed interest rate financing.

          On March 28, 2002, PolyOne amended and restated its revolving credit agreement governing the revolving credit facility. The amended and restated credit agreement provides that, among other things, PolyOne must issue at least $200 million of unsecured debt. This financing will provide additional liquidity and reduce the risk associated with refinancing existing long-term debt. The revolving credit agreement requires the maintenance of certain defined financial ratios with specified levels that would require limits on certain expenditures. For a summary of these financial ratios, see the table that follows.

          Of the capital resource facilities available to PolyOne as of December 31, 2001, only the portion of the receivables sale facility that was actually sold provided security in connection with the transfer of ownership of these receivables. Each indenture governing PolyOne's public debt allows for a level of secured debt, above which security must be provided under each such indenture. The receivables sale facility does not constitute debt under the public debt indentures. Security will be granted under the terms of the amended and restated revolving credit agreement. Giving effect to the amendment and restatement of PolyOne's credit agreement as though it had occurred as of December 31, 2001, under the terms of the most restrictive indenture, PolyOne would have been able to borrow an additional $20 million under the revolving credit


15  PolyOne Corporation

MANAGEMENT'S ANALYSIS

CONSOLIDATED STATEMENTS OF CASH FLOWS

agreement without having to provide security for obligations under PolyOne's public debt. As of December 31, 2001, however, there were no drawings on this revolving credit facility. Security on the revolving credit agreement and public debt, if applicable, will terminate when the borrowed debt-to-EBITDA ratio is less than 3.50:1 for any two consecutive fiscal quarters. As of December 31, 2001, PolyOne had guaranteed unconsolidated equity affiliate debt of $97.5 million for SunBelt and $42.3 million for OxyVinyls.

          The following table summarizes the defined financial ratios for 2002 included in the March 28, 2002, amendment to the revolving credit agreement.

                                                   Borrowed     Tangible
                                      Interest     Debt-to-    Assets-to-
                                      Coverage     EBITDA     Indebtedness
                                       Ratio       Ratio         Ratio
                                     (Minimum)    (Maximum)    (Minimum)
                                   ----------------------------------------

Agreement compliance
   First quarter of 2002               2.75        Waived       1.00
   Second quarter of 2002              2.75         5.70        1.00
   Third quarter of 2002               2.75         5.50        1.00
   Fourth quarter of 2002              3.00         5.25        1.00
Limitations on dividends and
   stock repurchases(1),
   capital expenditures(2)
   and acquisitions(3)
   Each quarter                                     3.99
---------------------------------------------------------------------------

(1) Payments for dividends and stock repurchases would be restricted to $6.0 million per quarter, excluding certain allowable stock repurchase transactions as defined in the revolving credit agreement, as amended March 28, 2002.

(2) Capital expenditures would be restricted to $33.0 million in a quarter and $88.0 million in a fiscal year.

(3)  New acquisition investments would be limited to $25.0 million.


          The realization of profitable operations will be important to maintaining the existing levels of available capital resources and the execution of PolyOne's announced restructuring initiatives. In 2001, PolyOne's OIBSIDA (which approximates the free cash flow of ongoing operations) was approximately $126 million. The free cash flow must cover expenditures for financing cost (interest expense and discount on sale of receivables), dividends and capital expenditures. These expenditures totaled approximately $150 million in 2001, and are not projected to materially change in 2002. Additional projected expenditures in 2002 total nearly $50 million for the funding of employee severance and plant closing costs announced in 2001 and a previously announced acquisition.

Projected to increase 2002 cash flow are increased earnings over 2001, in part from higher sales (net of one-time working capital investment associated with sales growth), from greater realization of value capture initiatives and from continuing efforts to reduce the percent of commercial operating working capital required to support each dollar of sales. Any remaining shortfall in cash flow is expected to be covered by (1) utilizing the available capital resource facilities noted previously, (2) securing additional capital resources, (3) managing and redeploying assets and/or (4) revising the expenditures noted previously.

          PolyOne has managed and intends to continue to manage working capital and its capital structure to maintain adequate liquidity in 2002 to support normal operations, complete an acquisition and execute the restructuring initiatives that are projected to enhance the Company's future profitability.

          Certain factors that may affect these forward-looking comments are discussed in "Risk Factors" and "Forward-Looking Statements."

MARKET RISK DISCLOSURES

PolyOne is exposed to market risk from changes in interest rates on debt obligations. PolyOne's long-term debt at December 31, 2001, was primarily fixed-rate obligations. To manage interest rate risk, PolyOne periodically enters into interest rate swap agreements that generally convert fixed-rate obligations to floating rates. As of December 31, 2001, PolyOne had interest rate swap agreements on three of its fixed-rate obligations in the amount of $182.8 million. These exchange agreements are perfectly effective as defined by Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," and had a fair value of $(1.6) million at December 31, 2001. The weighted-average interest rate for these three agreements was 6.25% at December 31, 2001.

          PolyOne is also exposed to foreign currency exchange risk in the ordinary course of business because its products are provided in numerous countries around the world, and collection of revenues and payment of certain expenses may give rise to currency exposure. Management has reviewed PolyOne's exposure to this risk and has concluded that PolyOne's exposure in this area is adequately hedged with foreign currency exchange contracts, and that exposure to this risk is not material to fair values, cash flows or earnings. For additional discussion, refer to Note T to the Consolidated Financial Statements.


                                                        PolyOne Corporation  16

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


In millions, except per share data;                   Common                                                           Common
shares in thousands                                   Shares                                Additional                 Stock
                                          Common      Held in                    Common     Paid-in       Retained     Held in
                                          Shares      Treasury       Total       Stock      Capital       Earnings     Treasury
--------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                 27,974       4,622        $ 214.1      $   2.8   $   296.1    $    75.4    $  (115.1)
Non-owner equity changes:
   Net income                                                         104.7                                 104.7
   Translation adjustment                                               7.9
   Adjustment of minimum
       pension liability                                                7.6
                                                                    -------
Total non-owner equity changes                                        120.2
Stock-based compensation and
   exercise of options                                  (377)          12.2                      1.2                      10.6
Cash dividends ($0.25 per share)                                      (11.8)                                (11.8)
--------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                 27,974       4,245          334.7          2.8       297.3        168.3       (104.5)
Non-owner equity changes:
   Net income                                                          15.9                                  15.9
   Translation adjustment                                              (4.7)
   Adjustment of minimum
       pension liability                                              (19.2)
                                                                    -------
Total non-owner equity changes                                         (8.0)
Two-for-one stock split                   27,979       3,654                         2.8        (2.8)
Reduction in par value from $0.10
   per share to $0.01 per share                                                     (5.1)        5.1
Shares issued in business
   combination merger                     66,234       18,406         536.7          0.7       781.3                    (215.6)
Formation of share ownership trust                       (500)                                                            13.4
Stock-based compensation and
   benefits and exercise of options            5          (90)         (2.2)                    (7.5)                      3.5
Purchase of shares for treasury                         2,600         (18.7)                                             (18.7)
Adjustment to market value                                                                     (15.8)
Cash dividends ($0.25 per share)                                      (14.9)                                (14.9)
--------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2000                122,192       28,315         827.6          1.2     1,057.6        169.3       (321.9)
Non-owner equity changes:
   Net (loss)                                                         (46.1)                               (46.1)
   Translation adjustment                                             (10.0)
   Adjustment of minimum
       pension liability                                              (38.9)
   Net unrealized loss on securities                                   (0.5)
                                                                    -------
Total non-owner equity changes                                        (95.5)
Stock-based compensation and
   benefits and exercise of options                     2,860           4.2                     (0.8)                    (28.2)
Adjustment to market value                                                                      15.9
Cash dividends ($0.25 per share)                                      (22.9)                               (22.9)
--------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2001                122,192       31,175       $ 713.4      $   1.2   $ 1,072.7    $  100.3     $  (350.1)
================================================================================================================================


In millions, except per share data;                Accumulated
shares in thousands                       Share     Other Non-
                                        Ownership  Owner Equity
                                          Trust       Changes
-----------------------------------------------------------------
Balance December 31, 1998                $   --    $  (45.1)
Non-owner equity changes:
   Net income
   Translation adjustment                               7.9
   Adjustment of minimum
       pension liability                                7.6

Total non-owner equity changes
Stock-based compensation and
   exercise of options                                  0.4
Cash dividends ($0.25 per share)
-----------------------------------------------------------------
Balance December 31, 1999                    --       (29.2)
Non-owner equity changes:
   Net income
   Translation adjustment                              (4.7)
   Adjustment of minimum
       pension liability                              (19.2)

Total non-owner equity changes
Two-for-one stock split
Reduction in par value from $0.10
   per share to $0.01 per share
Shares issued in business
   combination merger                     (29.7)
Formation of share ownership trust        (13.4)
Stock-based compensation and
   benefits and exercise of options         1.8
Purchase of shares for treasury
Adjustment to market value                 15.8
Cash dividends ($0.25 per share)
-----------------------------------------------------------------
Balance December 31, 2000                 (25.5)      (53.1)
Non-owner equity changes:
   Net (loss)
   Translation adjustment                             (10.0)
   Adjustment of minimum
       pension liability                              (38.9)
   Net unrealized loss on securities                   (0.5)

Total non-owner equity changes
Stock-based compensation and
   benefits and exercise of options        31.6        (2.9)
Adjustment to market value                (15.9)
Cash dividends ($0.25 per share)
-----------------------------------------------------------------
Balance December 31, 2001                $ (5.3)   $ (105.4)
=================================================================


See Notes to Consolidated Financial Statements.

17   PolyOne Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A.  DESCRIPTION OF BUSINESS

          PolyOne Corporation (PolyOne or Company) is a leading global polymer services company, with operations in thermoplastic compounds, specialty polymer formulations, engineered films, color and additive systems, elastomer compounds and additives, and thermoplastic resin distribution. PolyOne was formed on August 31, 2000, as a result of the consolidation of The Geon Company
(Geon) and M.A. Hanna Company (Hanna) (see Note C). The reported financial operating results and assets and liabilities prior to August 31, 2000, are those of only the former Geon business.

          PolyOne's operations are located primarily in the United States, Europe, Canada, Mexico and Asia/Pacific in four business segments. The business segments consist of Performance Plastics, Elastomers and Performance
Additives, Distribution, and Resin and Intermediates. See Note R for further information on the Company's business segments.

NOTE B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION AND BASIS OF PRESENTATION The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All majority-owned affiliates over which the Company has control are consolidated. Investments in affiliates and joint ventures in which the Company's ownership is 50 percent or less, or in which the Company does not have control but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Inter-company transactions are eliminated.

          The Company does not have off-balance sheet special-purpose entities. PolyOne's accounts receivable sale facility is disclosed in Note I, and its impact has been reflected on the balance sheet. The financial operations and position of PolyOne's unconsolidated affiliates are disclosed in Note F. Transactions with related parties (including joint ventures) are in the ordinary course of business and are at an arm's length basis.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments purchased with a maturity of less than three months to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

CONCENTRATIONS OF CREDIT RISK Financial instruments that potentially subject the Company to credit risk are trade accounts receivable and foreign exchange contracts. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and their distribution among many different industries and geographic locations. The Company is exposed to credit risk with respect to forward foreign exchange contracts in the event of non-performance by the counterparties to these financial instruments. Management believes the risk of incurring material losses relating to this credit risk is remote.

INVENTORIES Inventories are stated at the lower of cost or market. Approximately 44% of the Company's inventories at December 31, 2001, had been valued by the last-in, first-out (LIFO) cost method. Inventories not valued by the LIFO method are valued principally by the first-in, first-out (FIFO) or average cost method.

PROPERTY AND DEPRECIATION Property, plant and equipment are recorded at cost, net of depreciation and amortization computed principally using the straight-line method over the estimated useful life of the assets, which ranges from three to 15 years for machinery and equipment and up to 40 years for buildings. Computer software is amortized over periods not exceeding 10 years. Property, plant and equipment are generally depreciated on accelerated methods for income tax purposes. Repair and maintenance costs are expensed as incurred.

          Depreciation of property, plant and equipment was $67.3 million in 2001, $45.9 million in 2000 and $40.6 million in 1999.

GOODWILL AND OTHER INTANGIBLE ASSETS The excess of the purchase price paid over the fair value of the net assets of businesses acquired prior to July
2001 was recorded as goodwill and amortized on a straight-line basis over a life of 35 years. Goodwill and other long-lived assets are reviewed for impairment. During the periods presented, when indicators of impairment exist and when undiscounted cash flows are not sufficient to recover the assets' carrying amount, an analysis of impairment is completed. Measurement of impairment is based upon discounted cash flows, asset appraisals or market values of similar assets, and is charged to expense in the period identified. At December 31, 2001 and 2000, goodwill totaled $476.3 million and $470.8 million, net of accumulated amortization of $29.0 million and $14.8 million, respectively.

          Other intangible assets include values assigned to technology and related patents, customer lists, workforce and long-term sales contracts of businesses acquired. At December 31, 2001 and 2000, other intangible assets totaled $61.0 million and $69.7 million, net of accumulated amortization of $13.5 million and $3.7 million, respectively. These assets are being amortized over periods ranging from four to 20 years on a straight-line basis.



                                                        PolyOne Corporation  18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Amortization expense related to goodwill and other intangibles was $24.0 million in 2001, $11.5 million in 2000 and $3.8 million in 1999.

          During July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method for all business combinations initiated after June 30, 2001. SFAS No. 141 also clarifies the criteria for recognition of intangible assets separate from goodwill. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets. This
Statement also requires an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. Adoption of this Statement is required, effective January 1, 2002. As of December 31, 2001, the Company had net unamortized goodwill of $476.3 million and amortization expense on an annual basis of approximately $14 million. Also as of December 31, 2001, the Company had an intangible asset of $25.2 million recorded for acquired workforces, with annual amortization of approximately $4 million. Under SFAS No. 142, on January 1, 2002, the intangible workforce asset will be reclassified as goodwill. The discontinuation of goodwill amortization and reclassification of the workforce intangible in 2002 will increase operating income by approximately $18 million. Approximately $4.5 million of the annual goodwill amortization and $4 million of the workforce intangible was tax benefited in 2001. The Company is assessing whether any goodwill impairment will be recognized in 2002 under SFAS No. 142.

DERIVATIVE FINANCIAL INSTRUMENTS Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative financial instruments, such as foreign exchange contracts and interest rate swap agreements, be recognized in the financial statements and measured at fair value, regardless of the purpose or intent in holding them. Changes in the fair value of derivative financial instruments are recognized periodically in either income or shareholders' equity (as a component of accumulated other non-owner equity), depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS No. 133 did not have a material effect on the Company's earnings, financial position or cash flows in fiscal 2001.

          In the normal course of business, the Company is exposed to changes in foreign currencies and fluctuations of interest rates. The Company has established policies and procedures that govern the management of these exposures through the use of financial instruments. By policy, the Company does not enter into such instruments for trading purposes or speculation.

          The Company enters into foreign currency exchange forward contracts with certain major financial institutions to reduce the effect of fluctuating exchange rates, primarily on foreign currency receivables, payables and inter-company lending transactions. Such contracts are not treated as hedges and, accordingly, are marked to market, with the resulting gains and losses recognized as other income or expense in the Consolidated Statements of Income. Realized gains and losses on these contracts offset the foreign exchange gains and losses on the underlying transactions. The Company's forward contracts have original maturities ranging from one to three months.

          From time to time, the Company also enters into interest rate swap agreements. The interest rate swap agreements effectively modify the Company's exposure to interest risk by converting the Company's fixed-rate debt to a floating rate. The interest rate swap and instrument being hedged are marked to market in the balance sheet. The net effect of this accounting on the Company's operating results is that interest expense on the portion of fixed-rate debt being hedged is recorded based on the variable rate stated within the swap agreement. No other cash payments are made unless the contract is terminated prior to maturity. In this case, the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. Any gains or losses upon the early termination of the interest rate swap contracts are deferred within the hedged item and recognized over the remaining life of the contract. During
2001, the Company terminated three interest rate swap contracts and received $4.3 million of cash. This deferred gain has been classified as long-term debt, and is being amortized over the remaining life of the related debt instrument. See Note T for a further description of the Company's financial instruments.

REVENUE RECOGNITION The Company recognizes revenues at the point of passage of title, which is based on shipping terms for product sales or when service is performed.


19 PolyOne Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SHIPPING AND HANDLING COSTS Shipping and handling costs are reflected in cost of sales.

EQUITY AFFILIATES The Company recognizes its proportionate share of the income of equity affiliates. Losses of equity affiliates are recognized to the extent of the Company's investment, advances, financial guarantees and other commitments to provide financial support to the investee. Any losses in excess of this are deferred, and reduce the amount of future earnings of the equity investee recognized by the Company. At December 31, 2001 and 2000, there were no deferred losses related to equity investees.

          The Company assesses investments in equity affiliates under Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," and recognizes impairment losses in the value of investments that experience declines judged to be other than temporary. See Note F for further information on the Company's equity affiliates.

ENVIRONMENTAL COSTS The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. Costs associated with the remediation of environmental contamination are accrued when it becomes probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated.

RESEARCH AND DEVELOPMENT EXPENSE Research and development costs, which were $18.8 million in 2001, $21.4 million in 2000 and $18.5 million in 1999, are charged to expense as incurred.

INCOME TAXES Deferred tax liabilities and assets are determined based on the differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rate and laws that are currently in effect.

FOREIGN CURRENCY TRANSLATION Revenues and expenses are translated at average currency exchange rates effective during the period. Assets and liabilities of foreign subsidiaries and equity investees are translated using the exchange rate at the end of the period. The Company's share of the resulting translation adjustment is recorded as accumulated other non-owner equity changes. The cumulative unrecognized translation adjustment loss was $42.5 million, $32.5 million and $27.8 million at December 31, 2001, 2000 and 1999, respectively. Gains and losses resulting from foreign currency transactions, the amounts of which were not material, are included in net income.

MARKETABLE SECURITIES Marketable securities are classified as available for sale and recorded at current market value. Net unrealized gains and losses on marketable securities available for sale are credited or charged as accumulated other non-owner equity changes. The cumulative unrealized loss at December 31, 2001, was $0.5 million.

STOCK OPTIONS The Company accounts for stock options in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees."

CHANGE IN ACCOUNTING METHOD In January 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities," which requires that all pre-operating costs be expensed as incurred. Adoption of this Statement resulted in a one-time charge of $2.4 million ($1.5 million net of income tax benefit), and was reported as a cumulative effect of a change in accounting principle in 1999 earnings.

NEW ACCOUNTING PRONOUNCEMENT In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company expects to adopt SFAS No. 144 as of January 1, 2002, and does not anticipate that the Statement will have a significant impact on the Company's financial position and results of operations.

USE OF ESTIMATES The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make extensive use of certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and lia-bilities at the date of the Consolidated Financial Statements, as well as the reported amounts of revenues and expenses during the reported periods. Significant estimates in these Consolidated Financial Statements include restructuring and other non-recurring (credits) charges, purchase accounting reserves, allowances


                                                          PolyOne Corporation 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


for doubtful accounts receivable, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, environmental liabilities, income taxes and tax valuation reserves, and the determination of discount and other rate assumptions for pension and post-retirement employee benefit expenses. Actual results could differ from these estimates.

RECLASSIFICATION Certain amounts for 2000 and 1999 have been reclassified to conform to the 2001 presentation.

NOTE C.  BUSINESS COMBINATIONS - FORMATION OF POLYONE

          On August 31, 2000, the Company was formed as a result of the consolidation of The Geon Company (Geon) and M.A. Hanna Company (Hanna), with Geon as the acquiring entity. In connection with the consolidation, each outstanding share of Geon common stock was converted into two shares of PolyOne and each outstanding share of Hanna common stock was converted into one share of PolyOne. The conversion of the Geon shares was treated in a manner similar to a two-for-one stock split. Per share data for 2000 and 1999 have been restated to reflect the effects of the conversion.

          The assets acquired and liabilities assumed in the acquisition of Hanna were recorded at estimated fair values as determined by PolyOne's management. The Company obtained independent appraisals for the fair value of acquired property, plant and equipment, and identified intangible assets, and completed a review and determination of the other assets acquired and liabilities assumed during August 2001.

          A summary of the assets acquired and liabilities assumed in the Hanna acquisition follows:

In millions

Recorded fair values
  Assets acquired                                         $1,216.2
  Liabilities assumed                                       (993.4)
  Goodwill                                                   322.9
--------------------------------------------------------------------
Purchase price                                            $  545.7
====================================================================

          As a result of the acquisition of Hanna, PolyOne incurred employee separation and plant phase-out costs for incremental expenditures to exit and consolidate activities at former Hanna locations, to involuntarily terminate former Hanna employees, and to integrate operating locations and other activi-ties of the newly formed PolyOne. These costs have been reflected as assumed liabilities in the above purchase price allocation.

          In addition to the Hanna acquisition, the Company acquired businesses for a combined purchase price, net of cash, of $2.4 million in 2000 and $233.5 million in 1999. All acquisitions were accounted for using the purchase method and, accordingly, the Consolidated Statements of Income include the results of the acquired businesses from the effective date of acquisition.

In October 2001, the Company announced that it had entered into a process to acquire 100% of the shares of TRANSCOLOR S.A. in 2002. TRANSCOLOR S.A. is a color concentrates producer in Spain, with annual revenues of approximately $30 million. The components of the acquisition integration liabilities are as follows:

                                                                  Plant
In millions, except employee numbers  Employee Separation    Phase-Out Costs
                                    ----------------------------------------------------
                                                                       Asset
                                      Number of               Cash     Write-
                                      Employees   Costs      Closure   Downs      Total
----------------------------------------------------------------------------------------
Balance at December 31, 1999              --     $   --      $   --   $   --    $   --
2000 purchase accrual                    135        15.1         --       --       15.1
Utilized in 2000                         (27)       (4.4)        --       --       (4.4)
----------------------------------------------------------------------------------------
Balance at December 31, 2000             108        10.7         --       --       10.7
2001 purchase accrual                    671        17.3        7.6      17.9      42.8
Utilized in 2001                        (375)      (16.2)      (1.0)    (17.5)    (34.7)
----------------------------------------------------------------------------------------
Balance at December 31, 2001             404     $  11.8     $  6.6   $   0.4   $  18.8
========================================================================================


21 PolyOne Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D.   EMPLOYEE SEPARATION AND PLANT PHASE-OUT

          During 2001, subsequent to the formation of PolyOne and related to the integration activities, the Company incurred various employee separation and plant phase-out costs. These costs included severance, employee outplacement, external consulting, lease termination, facility closing and the writedown of the carrying value of plants and equipment. These employee separation and plant phase-out costs have been accrued and recognized as expense in the Consolidated Statements of Income. In addition, the Company incurred other employee separation and plant phase-out costs in 2000.

          2001 CHARGES: Operating income in 2001 for the Performance Plastics segment was reduced by charges of $36.1 million ($22.0 million after tax) for costs associated with integration efforts and programs to update North American manufacturing. The costs included $21.0 million for employee separation, $2.1 million for cash plant closing and $13.0 million for the writedown of the carrying value of plant and equipment. The employee separation consisted of severance and other related employee benefits, and includes the projected termination of approximately 400 employees. Approximately 300 employees remain to be terminated in 2002 in association with the vinyl manufacturing restructuring announced in November 2001.

            2000 CHARGES: Operating income in 2000 was reduced by charges of $3.4 million ($2.1 million after tax) for costs associated with the closing of an engineered films facility. This facility closed in February 2001, with the elimination of all positions at the plant during the first six months of 2001. During 2001, the Company reassessed the value of the facility that was closed and recorded an impairment charge of $3.8 million.

In millions, except employee numbers          Employee Separation             Plant Phase-Out Costs
                                           ----------------------------------------------------------------------------
                                                                                              Asset
                                            Number of                                         Write-
                                            Employees        Costs        Cash Closure        Downs             Total
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                    --          $  0.5            $  --          $   --            $  0.5
2000 charges                                    80             2.5               --             0.3               2.8
Utilized in 2000                                (2)           (0.6)              --            (0.3)             (0.9)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                    78             2.4               --              --               2.4
2001 charges                                   400            21.0              2.1            13.0              36.1
Utilized in 2001                              (178)           (6.4)            (0.2)          (13.0)           $(19.6)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                   300          $ 17.0            $ 1.9          $   --            $ 18.9
=======================================================================================================================

NOTE E.   OXYVINYLS JOINT VENTURE FORMATION

          On April 30, 1999, the Company completed certain transactions with Occidental Chemical Corporation (OxyChem), which included the formation of Oxy Vinyls, LP (OxyVinyls), a manufacturer and marketer of polyvinyl chloride (PVC) resins. OxyVinyls is a leading producer of PVC resins in North America, with PolyOne holding a 24% ownership interest and OxyChem owning 76%.

          In conjunction with the transactions, PolyOne realized approximately $104.0 million through retention of certain working capital from its businesses contributed to OxyVinyls and the distribution of cash from OxyVinyls. This $104.0 million comprised cash received from OxyChem of $77.5 million and retained working capital of $62.0 million, less $27.0 million paid by PolyOne to OxyChem for the purchase of the acquired businesses and $9.0 million representing PolyOne's incremental share of OxyVinyls' incremental financing.

          As a result of these transactions, the Company recognized a pre-tax gain of $93.5 million representing the excess of the fair value received over the book value of net assets contributed. This gain was net of certain one-time costs directly related to the transactions.

          In conjunction with these transactions, PolyOne entered into PVC resin and vinyl chloride monomer (VCM) supply agreements with OxyVinyls under which PolyOne purchases a substantial portion of its PVC resin and all of its VCM.
The agreements have an initial term of 15 years, with PolyOne having the right to renew for two five-year option periods. The Company also has entered into various service agreements with the partnership.


                                                          PolyOne Corporation 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F.   FINANCIAL INFORMATION OF EQUITY AFFILIATES

          The Company's Resin and Intermediates (R&I) segment consists primarily of investments in equity affiliates. Summarized financial information for OxyVinyls follows. In December 2001, OxyVinyls announced the temporary closing of its Deer Park, Texas, chlor-alkali plant, which has a book carrying value of approximately $139 million. OxyVinyls intends to restart the plant when market conditions improve.

In millions                                                 2001         2000
                                                       -------------------------
OxyVinyls:
  Net sales                                            $  1,546.3    $  1,892.3
  Employee separation and liabilities associated
     with the temporary idling of a plant                   (18.2)       --
  Operating income (loss)                                   (14.7)        147.3
  Partnership income (loss) as reported
     by OxyVinyls                                           (13.9)        146.2
  PolyOne's ownership of OxyVinyls                           24%           24%
--------------------------------------------------------------------------------
  PolyOne's proportionate share of
     OxyVinyls' earnings (loss)                              (3.3)         35.1
  Amortization of the difference between
     PolyOne's investment and its
     underlying share of OxyVinyls' equity                    0.6           0.6
--------------------------------------------------------------------------------
  Earnings (loss) of equity affiliate
     recorded by PolyOne                               $     (2.7)   $     35.7
================================================================================

  Current assets                                       $    287.2    $    347.7
  Non-current assets                                      1,006.1       1,045.1
--------------------------------------------------------------------------------
       Total assets                                    $  1,293.3    $  1,392.8
================================================================================

  Current liabilities                                  $    178.7    $    247.8
  Non-current liabilities                                    81.6          93.9
--------------------------------------------------------------------------------
       Total liabilities                               $    260.3    $    341.7
================================================================================

          The Company's R&I segment also includes the SunBelt Chlor-Alkali (owned 50%) and Australian Vinyls Corporation (owned 37.4%) equity affiliates. The Performance Plastics segment includes the DH Compounding Company (owned 50%), Geon/Polimeros Andinos (owned 51%), SPCGeon PTE Limited (owned 50%) and Techmer, PM, LLC (owned 51%) equity affiliates. Combined summarized financial information for these equity affiliates follows. The sale of Australian Vinyls Corporation's PVC resin operations was announced on January 11, 2002; the sale closed in February 2002. In December 2001, PolyOne recognized an investment impairment charge of $9.5 million, including a $4.9 million translation loss, in connection with the pending sale. The retained Australian compound oper-ations are named Welvic Australia Pty Ltd. The amounts shown represent the entire operations of these businesses, rather than the Company's proportionate share.

In millions                                      2001            2000
                                             ---------------------------
Net sales                                    $  359.0          $  323.2
Operating income (loss)                         (32.7)             28.4
Net income (loss)                            $  (34.1)         $    3.8
========================================================================

Current assets                               $   96.4          $  112.3
Non-current assets                              220.5             267.1
------------------------------------------------------------------------

     Total assets                            $  316.9          $  379.4
========================================================================

Current liabilities                          $   55.3          $   42.5
Non-current liabilities                         196.6             219.5
------------------------------------------------------------------------
     Total liabilities                       $  251.9          $  262.0
========================================================================

          OxyVinyls purchases chlorine from SunBelt under an agreement that expires in 2094. The agreement requires OxyVinyls to purchase at market price, less a discount, all chlorine produced by SunBelt up to a maximum of 250,000 tons per year. OxyVinyls chlorine purchases from SunBelt totaled $9.8 million in 2001 and $38.7 million in 2000.

NOTE G.   FINANCING ARRANGEMENTS

          Long-term debt at December 31 consisted of the following:

In millions                                                  2001       2000
                                                        -----------------------
9.375% senior notes due 2003 (converted
  to floating rate of 7.96% by interest rate
  swap -  see Note T)                                    $   91.5     $   91.1
6.875% debentures due 2005 (converted
  to floating rate of 4.5675% by interest
  rate swap - see Note T)                                    75.2         75.0
7.500% debentures due 2015                                   50.0         50.0
Medium-term notes - interest rates from
  6.52% to 7.16% with a weighted average
  of 6.85% - due between 2004 and 2011
  ($20.0 at 6.875% converted to 5.0825%
  by interest rate swap - see Note T)                       151.1        149.4
Deutsche mark denominated, at 5.1%, due 2003                 40.5         43.2
Colombian peso denominated, at 14.02%
  to 15.93%, due 2004-2005                                   11.4         11.3
Italian lira denominated, at 2% to 5.1%,
  due 2003-2008                                               6.5          4.2
Bank borrowings                                               5.2          8.9
--------------------------------------------------------------------------------
                                                            431.4        433.1
Less current portion                                          4.6          2.6
--------------------------------------------------------------------------------
                                                         $  426.8     $  430.5
================================================================================

          Aggregate maturities of long-term debt for the next five years are:
2002-$4.6 million; 2003-$135.8 million; 2004-$25.3 million; 2005-$102.3 million; 2006-$20.1 million; and thereafter-$143.3 million.


23 PolyOne Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          In October 2001, the Company's $100 million 364-day revolving credit facility expired. In November 2001, the Company amended its five-year revolving credit facility. The November 2001 amendment reduced the existing facility from $200 million to $150 million, shortened the maturity date to October 2004 and modified existing financial ratios to be maintained. The amended agreement provides for interest rates to be determined at the time of borrowing based on a choice of formulas specified in the agreement. There were no borrowings under this agreement at December 31, 2001.

          The weighted-average interest on short-term borrowings was 4.0% and 7.5% at December 31, 2001 and 2000, respectively. Interest paid amounted to $42.5 million, $38.6 million and $16.7 million in 2001, 2000 and 1999, respectively. The Company capitalized $1.1 million of interest costs during 2001 in connection with the implementation of a common management business information systems platform.

          The Company's bank agreements require, among other things, that the Company comply with interest coverage, borrowed debt-to-EBITDA earnings and tangible assets-to-indebtedness ratios. The revolving credit agreement requires the maintenance of certain defined financial ratios and, at certain levels, would require limits on certain spending for dividends, capital expenditures and acquisitions, and/or the granting of security in specified assets and certain subsidiary stock. Any granting of security under the revolving credit agreement would require similar security for the outstanding public debt. No restrictions were in effect as of December 31, 2001.

NOTE H.   LEASING ARRANGEMENTS

          The Company leases certain manufacturing facilities, warehouse space, machinery and equipment, automobiles and railcars under operating leases. Rent expense amounted to $25.7 million in 2001, $21.3 million in 2000 and $20.9 million in 1999.

          The future minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 2001, are as follows: 2002-$17.1 million; 2003-$13.1 million; 2004-$7.8 million; 2005-$4.9 million; 2006-$3.3 million; and thereafter-$5.1 million.

NOTE I.   SALE OF ACCOUNTS RECEIVABLE

          PolyOne participates in a bank program to provide liquidity through the sale of accounts receivable at a cost similar to commercial paper. In 2001, the Company amended an agreement with a bank to sell an undivided interest in certain trade accounts receivable under which, on an ongoing basis, a maximum of $250.0 million ($100.0 million in 2000) can be sold from a designated pool, subject to limited recourse. In this securitization, the Company retains servicing responsibilities. The Company receives an annual servicing fee, approximating 1/4 of 1% of the outstanding balance. Payments are collected from the sold accounts receivable, the collections are reinvested in new accounts receivable for the buyers and a yield based on defined short-term market rates is transferred to the buyers. Buyers have collection rights to recover payments from the receivables in the designated pool. Sales of accounts receivable averaged $196.8 million in 2001, $87.5 million in 2000 and $69.6 million in 1999. Trade accounts receivable are net of $217.5 million on the December 31, 2001, Consolidated Balance Sheet and $100.0 million on the December 31, 2000, Consolidated Balance Sheet, representing the interest in receivables sold under this agreement. The discount from the Company's sales of receivables, net of servicing fee, is included in other expense, net, in the Consolidated Statements of Income.

NOTE J.   INVENTORIES

                                                            December 31,
In millions                                              2001         2000
At FIFO or average cost, which
  approximates current costs:
     Finished products and in process                $  154.8      $  201.4
     Raw materials and supplies                         117.0         159.8
--------------------------------------------------------------------------------
                                                        271.8         361.2
     Reserve to reduce certain inventories
       to LIFO cost basis                               (16.5)        (24.1)
--------------------------------------------------------------------------------
                                                     $  255.3      $  337.1
================================================================================

          Approximately 44% of the Company's inventory had been valued by the LIFO method at December 31, 2001, and 43% at December 31, 2000.


                                                          24 PolyOne Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE K.   PROPERTY

In millions                                                    December 31,
                                                              2001        2000
                                                        ------------------------
Land and land improvements                                $   62.0  $   55.3
Buildings                                                    287.2     287.5
Machinery and equipment                                      864.3     823.6
--------------------------------------------------------------------------------
                                                           1,213.5   1,166.4
Less accumulated depreciation
  and amortization                                          (529.9)   (462.6)
--------------------------------------------------------------------------------
                                                          $  683.6  $  703.8
================================================================================


NOTE L.  OTHER BALANCE SHEET LIABILITIES
                                                                Non-current
                                      Accrued Expenses          Liabilities
                                  ----------------------------------------------
                                         December 31,            December 31,
In millions                            2001        2000        2001       2000
                                  ----------------------------------------------

Employment costs                      $ 68.5      $ 80.9      $ 21.1     $ 43.7
Environmental                            4.1        10.0        52.1       48.4
Taxes, other than income                 8.5         8.3          --         --
Post-retirement benefits                12.5        12.7          --         --
Pension                                   --          --        95.6       31.8
Employee separation
  and plant phase-out                   36.5        13.1         1.2         --
Other                                   39.3        50.7        44.5       25.1
--------------------------------------------------------------------------------
                                      $169.4      $175.7      $214.5     $149.0
================================================================================

NOTE M.   EMPLOYEE BENEFIT PLANS

          The Company has four defined-benefit pension plans under which service benefits are accruing for certain U.S. employees. The Company's salaried plan closed participation to employees after December 31, 1999. The plans generally provide benefit payments using a formula based on employee compensation and length of service. Annual contributions to the plans are sufficient to satisfy legal requirements. Plan assets consist principally of corporate and government obligations and funds invested in equities, including stock of the Company. Two of the Company's pension plans are unfunded non-qualified pension plans that provide supplemental pension benefits for senior executives. In connection with the acquisitions of Hanna and O'Sullivan, the Company assumed the obligations and assets of Hanna's and O'Sullivan's defined-benefit pension plans, covering certain Hanna and O'Sullivan employees. Benefits earned under Hanna's and O'Sullivan's defined-benefit pension plans have been frozen.

          A charge of $9.0 million for curtailment and special termination benefits was recorded in 1999 related to the transfer of R&I employees from Geon to OxyVinyls. This charge is included in the gain on formation of joint ventures, net of formation expenses, in the Consolidated Statements of Income.

          The Company recorded an intangible asset of $1.4 million related to both funded and unfunded pension plans as of December 31, 2001, and of $1.8 million as of December 31, 2000. The Company's accumulated other non-owner equity changes included $59.5 million at December 31, 2001, and $20.6 million at December 31, 2000, related to the accumulated minimum pension liability. The Company reports other non-owner equity changes, net of the related income tax expense or benefit, in the Consolidated Statements of Share-holders' Equity.
The income tax (expense) benefit related to the adjustment of the minimum pension liability was $32.0 million in 2001, $11.1 million in 2000 and $(4.1) million in 1999.

          The Company sponsors several unfunded defined-benefit post-retirement plans that provide certain health care and life insurance benefits to eligible employees. The health care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and co-insurance. The life insurance plans are generally non-contributory.

          The following tables set forth the change in benefit obligation, change in plan assets' funded status and amounts recognized in the Consolidated Balance Sheets related to the defined-benefit pension and post-retirement health care benefit plans.


25 PolyOne Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions                                                Pension Benefits  Health Care Benefits

                                                              2001      2000      2001      2000
                                                          ----------------------------------------
Change in benefit obligation
  Benefit obligation - beginning of year                  $  415.3  $  292.5  $  155.0  $   86.2
  Service cost                                                 5.0       4.2       0.8       0.8
  Interest cost                                               30.7      25.0      10.2       7.9
  Participant contributions                                     --        --       2.0       0.9
  Benefits paid                                              (34.2)    (25.5)    (16.8)    (12.7)
  Acquired businesses and plan amendments                      0.1     101.0        --      54.3
  Change in discount rate and other                           25.5      18.1      (5.7)     17.6
--------------------------------------------------------------------------------------------------
  Benefit obligation - end of year                           442.4     415.3     145.5     155.0
  Projected salary increases                                  31.4      26.4        --        --
--------------------------------------------------------------------------------------------------
Accumulated benefit obligation                            $  411.0  $  388.9  $  145.5  $  155.0
==================================================================================================

Change in plan assets
  Plan assets - beginning of year                         $  353.2  $  256.5  $     --  $     --
  Actual return on plan assets                               (11.4)      6.8        --        --
  Company contributions                                        4.5       7.3        --        --
  Acquired businesses                                           --     107.7        --        --
  Benefits paid                                              (34.2)    (25.1)       --        --
--------------------------------------------------------------------------------------------------
Plan assets - end of year                                 $  312.1  $  353.2  $     --  $     --
==================================================================================================

Funded status
  Plan assets less than projected benefit obligation      $  130.3  $   62.1  $  145.5  $  155.0
  Unamortized
     Transition liability                                     (0.7)     (1.4)       --        --
     Prior service cost                                       (0.7)     (0.8)     (0.9)       --
     Net actuarial gain (loss)                              (126.2)    (61.6)     (5.9)    (12.4)
  Cumulative adjustment to recognized minimum liability       92.9      33.5        --        --
--------------------------------------------------------------------------------------------------
Accrued benefit cost                                      $   95.6  $   31.8  $  138.7  $  142.6
==================================================================================================

          The following table summarizes the assumptions used by the consulting actuaries, and the related benefit cost information.

Dollars in millions                                              Pension Benefits              Health Care Benefits

                                                          2001        2000        1999        2001      2000     1999
                                                      -----------------------------------------------------------------
Assumptions
  Discount rate                                           7.25%        7.5%        7.7%       7.25%      7.5%    7.7%
  Future compensation                                  4.0-7.0%    4.0-7.0%    4.0-7.0%         --        --      --
  Expected long-term return on plan assets                 9.0%        9.0%        9.5%         --        --      --
Components of net periodic benefit costs
  Service cost                                        $     5.0   $     4.2   $    3.7   $     0.8   $   0.8  $  0.5
  Interest cost                                            30.7        25.0       21.1        10.2       7.9     6.2
  Curtailment loss and special termination benefits          --          --        9.0          --        --      --
  Expected return on plan assets                          (29.9)      (26.8)     (22.6)         --        --      --
  Amortization of unrecognized losses, transition
     obligation and prior service cost                      3.7         1.9        2.6        (0.1)       --      --
-----------------------------------------------------------------------------------------------------------------------
                                                      $     9.5   $     4.3   $   13.8   $    10.9   $   8.7  $  6.7
=======================================================================================================================


                                                          PolyOne Corporation 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          The combined projected benefit obligation (PBO) included the PBO of unfunded plans of $34.3 million at December 31, 2001, and $31.3 million at December 31, 2000. The accumulated benefit obligation (ABO) of these unfunded plans was $32.6 million at December 31, 2001, and $28.8 million at December
31, 2000. The remaining PBO relates to the Company's funded pension plans, including the acquired Hanna and O'Sullivan plans. At December 31, 2001, the Company had six plans with a PBO and an ABO in excess of the related plan assets. These included the Company's salaried and wage plans, two plans acquired with O'Sullivan and two plans acquired with Hanna. For these plans, at December 31, 2001, the PBO was $401.6 million, the ABO was $371.9 million and the fair value of plan assets was $301.7 million.

          For measurement purposes, the Company assumed an average annual rate of increase in the per capita cost of health care benefits (health care cost trend rates) of 8.5% for 2002, declining gradually to 5.5% in 2008 and thereafter. A change in the assumed health care cost trend rates of 1% in each year would increase or decrease the benefit obligation as of December 31, 2001, by approximately $13.6 million, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for 2001 by $1.0 million.

          The Company sponsors three voluntary retirement savings plans (RSP). Under provisions of these plans, eligible employees can receive Company matching contributions on up to the first 6% of their eligible earnings. In addition, the Company may make discretionary profit-sharing contributions to these plans for eligible employees. The Company made no such contribution in 2001 or 2000, and $2.2 million was contributed in 1999. Also, the Company continues to sponsor defined-retirement contribution plans for certain employees, which provide for Company contributions of a specified percentage of each employee's compensation. Following are the Company contributions to the RSP:

In millions                            2001        2000        1999
                                      -----------------------------
Retirement savings match              $ 8.9       $ 9.2        $7.6
Profit sharing                           --          --         2.2
Defined-retirement benefit              6.7         1.4          --
-------------------------------------------------------------------
                                      $15.6       $10.6        $9.8
===================================================================


NOTE N.   COMMITMENTS AND RELATED-PARTY INFORMATION

ENVIRONMENTAL The Company has been notified by federal and state environmental agencies and by private parties that it may be a potentially responsible party
(PRP) in connection with several environmental sites. While government agencies frequently claim PRPs are jointly and severally liable at these sites, in the Company's experience, interim and final allocation of liability costs are generally made based on the relative contribution of waste. The Company believes that its potential continuing lia- bility with respect to such sites will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company. In addition, the Company initiates corrective and preventive environmental projects of its own to ensure safe and lawful activities at its operations. The Company believes that compliance with current governmental regulations at all levels will not have a material adverse effect on its financial condition. Based on estimates prepared by the Company's environmental engineers and consultants, the Company, at December 31, 2001, had accruals totaling $56.2 million to cover probable future environmental expenditures relating to previously contaminated sites. The accrual represents the Company's best estimate for the remaining remediation costs, based upon information and technology currently available. Depending upon the results of future testing and the ultimate remediation alternatives undertaken at these sites, the probable range of costs to be incurred could be more or less than the accrual at December 31, 2001, by as much as $19.5 million and $19.9 million, respectively. The Company's estimate of the liability may be revised as new regulations, technologies or additional information is obtained. Environmental expense incurred was $3.9 million in 2001, $2.2 million in 2000 and $1.7 million in 1999.

GUARANTEES In connection with the formation of OxyVinyls, the Company has guaranteed $42.3 million of OxyVinyls' borrowings from Occidental Petroleum Corporation. This guarantee terminates on the later of April 30, 2002, or when OxyVinyls attains a defined amount of cumulative earnings before income taxes, depreciation and amortization. The Company also has guaranteed $97.5 million of SunBelt's outstanding senior secured notes, maturing in 2017.

RELATED-PARTY TRANSACTIONS The Company purchases a substantial portion of its PVC resin and all of its VCM raw materials under the terms of supply agreements with OxyVinyls. The agreements have an initial term of 15 years, with PolyOne having the right to renew for two five-year option periods. The Company also has entered into various service agreements with OxyVinyls. Net amounts owed to OxyVinyls, primarily for raw material purchases, totaled $14.2 million at December 31, 2001, and $16.1 million at December 31, 2000. The Company's purchases of raw materials from OxyVinyls totaled approximately $184 million during 2001 and $297 million during 2000.


27 PolyOne Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O.   OTHER EXPENSE, NET

In millions                                    2001       2000       1999
                                             ------------------------------
Currency exchange gain (loss), net
  of foreign exchange contracts             $  (0.8)    $  2.8     $ (0.4)
Discount on sale of trade receivables          (8.1)      (5.8)      (3.5)
Investment writedown                          (10.1)        --         --
Litigation settlement gain                      3.1         --         --
Other income (expense), net                     0.9       (0.6)       0.3
---------------------------------------------------------------------------
                                            $ (15.0)    $ (3.6)    $ (3.6)
===========================================================================

NOTE P.   INCOME TAXES

          Income (loss) before income taxes and cumulative effect of a change in accounting consists of the following:

In millions                            2001        2000       1999
                                     ------------------------------
Domestic                             $(81.2)      $23.8      $179.6
Foreign                                 9.5         2.3        (5.6)
-------------------------------------------------------------------
                                     $(71.7)      $26.1      $174.0
===================================================================

          A summary of income tax expense (benefit) follows:

In millions                            2001        2000        1999
                                     ------------------------------
Current:
  Federal                            $  --        $ 0.1        $ --
  State                                (0.5)        1.0         1.2
  Foreign                               3.9         0.8         5.3
-------------------------------------------------------------------
     Total current                      3.4         1.9         6.5
Deferred:
  Federal                             (26.1)        8.7        61.3
  State                                (4.3)       (1.2)        6.8
  Foreign                               1.4         0.8        (6.8)
-------------------------------------------------------------------
     Total deferred                   (29.0)        8.3        61.3
-------------------------------------------------------------------
     Total tax expense (benefit)     $(25.6)      $10.2       $67.8
===================================================================

          The income tax rate for financial reporting purposes varied from the federal statutory rate as follows:

                                        2001        2000       1999
                                        ---------------------------
Federal statutory income tax rate       35.0%      35.0%      35.0%
State tax, net of federal benefit        4.3       (0.4)        3.0
Goodwill                                (3.2)       7.7         0.5
Differences in rates of
  foreign operations                    (1.4)       3.4          --
Enacted tax rate reduction                --       (5.4)         --
Other, net                               1.0       (1.2)        0.5
-------------------------------------------------------------------
Effective income tax rate               35.7%      39.1%      39.0%
===================================================================

          Significant components of the Company's deferred tax liabilities and assets at December 31 were as follows:

In millions                                        2001       2000
                                                -------------------
Deferred tax liabilities:
  Tax over book depreciation                     $ 72.2      $ 70.6
  Intangibles                                      23.0        17.3
  Equity investments                              140.9       142.2
  State taxes                                       4.9         5.0
  Other, net                                       36.4        15.2
-------------------------------------------------------------------
     Total deferred tax liabilities               277.4       250.3
-------------------------------------------------------------------
Deferred tax assets:
  Post-retirement benefits other than pensions     51.7        49.9
  Employment cost and pension                      44.4        33.7
  Employee separation and plant phase-out          17.4        --
  Environmental                                    18.8        19.9
  Net operating loss carryforward                  82.3        41.5
  LIFO inventory                                    2.5         1.7
  Alternative minimum tax credit carryforward       5.8         5.6
  Foreign net operating losses and tax
     credit carryforward                           10.7        13.7
  Foreign net operating losses and tax credit
     carryforward valuation allowance             (10.7)      (13.7)
  Other, net                                       31.5        14.7
-------------------------------------------------------------------
     Total deferred tax assets                    254.4       167.0
-------------------------------------------------------------------
     Net deferred tax liabilities                $ 23.0      $ 83.3
===================================================================

          SFAS No. 109, "Accounting for Income Taxes," requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As realization of the foreign tax credit carryforwards is considered uncertain, a valuation allowance has been recorded. Approximately $6.4 million of the valuation allowance relates to the consolidation with Hanna and will reduce goodwill upon subsequent recognition of the related tax benefit. The Company believes that the timing of the reversal of its deferred tax liabilities will be sufficient to fully recognize its remaining deferred tax assets.

          The Company had provided for U.S. federal and foreign withholding tax on $22.0 million, or 12%, of foreign subsidiaries' undistributed earnings as of December 31, 2001. Regarding the undistributed earnings on which no federal and foreign withholding tax has been provided, earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings actually been repatriated.



                                                          PolyOne Corporation 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          During 2001, the Company received income tax refunds net of taxes paid of $4.1 million. The Company paid income taxes net of refunds of $4.2 million in 2000 and $8.8 million in 1999. The Company has a net operating loss carryforward of approximately $235.2 million, of which $11.9 million will expire in 2011, $22.2 million will expire in 2012, $66.6 million will expire in 2018, $5.6 million will expire in 2019, $12.4 million will expire in 2020 and the remaining $116.5 million will expire in 2021. In addition, the Company has an alternative minimum tax loss carryforward of $142.2 million and an alternative minimum tax credit carryforward of $5.8 million.

NOTE Q.   SHAREHOLDERS' EQUITY

          The Company's incentive stock plans provide for the awarding or granting of options to purchase common stock of the Company. Generally, options granted become exercisable at the rate of 35% after one year, 70% after two years and 100% after three years. For 2001 grants, the amount scheduled to vest in the third year may vest earlier based upon the stock performance. The term of each option cannot extend beyond 10 years from the date of grant. In 2001, in addition to the 10-year term option, stock options were granted that vest on the third anniversary of the date of grant and have a term of 39 months. All options under the plans have been granted at 100% of market (as defined) on the date of the grant. The Company also has a stock plan for non-employee directors under which options are granted.

          During 1998, the Company issued 2.2 million stock options under a three-year, long-term incentive plan. As a result of the consolidation, all outstanding options, with the exception of unearned challenge grant options, became vested under the change-in-control provisions of the plan then in effect.

          In August 2000, shareholders approved the 2000 Stock Incentive Plan (Incentive Plan). The Incentive Plan is administered by a committee of the Board of Directors. Officers, employees and non-employee directors are eligible to participate. The Incentive Plan provides for the award of a broad variety of stock-based compensation alternatives such as non-qualified stock options, incentive stock options, restricted stock, performance awards and stock appreciation rights. A total of 4.5 million shares may be granted under the Incentive Plan. The options have the same term and pricing structure as options granted under the Company's other incentive stock plans.

          A summary of stock option activity follows:

                                                                    Weighted-
                                                                     Average
In thousands, except per share data                Shares        Exercise Price
                                                   ----------------------------
Outstanding at January 1, 1999                      7,616         $   10.44
Issued                                                298             12.33
Exercised                                            (902)             9.82
Forfeited                                             (74)            10.93
--------------------------------------------------------------------------------
Outstanding at December 31, 1999                    6,938             10.63
Hanna options assumed at merger date                4,295             15.24
Issued                                              2,628             10.19
Exercised                                            (121)            10.32
Forfeited                                             (84)            11.68
--------------------------------------------------------------------------------
Outstanding at December 31, 2000                   13,656             11.98
Issued                                              1,531              8.70
Exercised                                            (128)             8.41
Forfeited                                            (529)            11.69
--------------------------------------------------------------------------------
Outstanding at December 31, 2001                   14,530             11.68
Exercisable at December 31, 2001                   10,258             12.73
Exercisable at December 31, 2000                   10,099             12.46
Exercisable at December 31, 1999                    4,586             10.58
--------------------------------------------------------------------------------
At December 31, 2001:
  Exercisable options:
     Exercise price: $7.46 - $17.00                 9,194             11.78
     Exercise price: $17.01 - $26.82                1,064             20.88
  Unexercisable options:
     Exercise price: $7.46 - $17.00                 4,272              9.16
     Exercise price: $17.01 - $26.82                  --                --
================================================================================

          At December 31, 2001, the weighted-average remaining life for options with an exercise price of $17.00 or less was 4.3 years. Options with an exercise price of more than $17.00 had a remaining life of 4.6 years.

          Under the Company's prior incentive programs, senior executives and other key employees are also eligible to receive annual bonus awards, consisting of stock or a combination of stock and cash. Under these plans, performance measures are established and used to determine the payout, if any. The Company granted 0.2 million shares of stock under these annual incentive stock plans in both 2000 and 1999. These annual stock awards are restricted, with the restriction generally lapsing after three years. As a result of the consolidation, all restrictions lapsed under the change-in-control provisions of the plan then in effect. Incentive plans for 2001 for senior executives and other key employees will pay out in cash.


29 PolyOne Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its incentive plans. Accordingly, no compensation cost has been recognized for its fixed option plans because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Had the compensation cost for the stock options granted been determined based upon the fair value at the grant date, consistent with the fair value method of FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share would have been reduced by $4.1 million ($0.05 per diluted share) in 2001, $4.0 million ($0.06 per diluted share) in 2000 and $2.1 million ($0.05 per diluted share) in 1999. The weighted-average fair value of stock options granted per share was $3.28 for 2001, $3.90 for 2000 and $4.76 for 1999. The fair value of the stock options at the grant date was estimated using the Black-Scholes option-pricing model. The following assumptions were used for the Black-Scholes option-pricing model:

                                         2001       2000        1999
                                        -----------------------------
Risk-free interest rate                   4.8%       5.2%       6.1%
Dividend yield                            2.5%       2.0%       1.7%
Stock price volatility                   41.2%      36.7%      32.7%

          A seven-year weighted-average life was used for all periods.

          The compensation cost recognized relating to the stock portion of the annual incentive plans, three-year incentive plan and amortization of restricted stock awarded amounted to $1.3 million in 2001, $10.3 million in 2000 and $5.8 million in 1999. The weighted-average fair value per share of restricted stock and stock awards under the long-term incentive plan on the grant date was $7.34 for 2001, $14.95 for 2000 and $11.69 for 1999.

          At December 31, 2001, approximately 10.3 million shares were reserved for future issuance upon exercise of stock options previously granted, and approximately 8.1 million shares were available for future grants under the Company's incentive plans.

          In May 2000, the Company established a Share Ownership Trust (SOT) with an initial contribution of 1.0 million shares from treasury. Hanna also had a SOT to fund a portion of employee compensation and employee benefit plans. Effective May 2, 2001, the Board of Directors of the Company approved the termination of both SOTs to simplify the administration of the Company's stock-based compensation plans. PolyOne shares remaining in the two trusts will be reacquired by the Company in accordance with the terms of the trusts and held in treasury. The termination of the two trusts has no impact on Company earnings, earnings per share or shareholders' equity. Shares remaining in the SOT are adjusted at each balance sheet date to their respective market value with the offsetting entry to additional paid-in capital. Shares remaining in the SOT are not considered outstanding for purposes of computing earnings per share.

          In September 2000, the Company awarded an option of 200 shares to all eligible PolyOne employees. The option will vest on the second anniversary of the date of grant and have a 10-year term.

          During the first half of 2001, the Compensation Committee of PolyOne's Board of Directors authorized the issuance of 532,800 shares of restricted PolyOne stock to certain PolyOne executives. The restricted shares were valued at $7.22 per share and were issued from The Geon Company Share Ownership Trust. An additional 40,000 shares were issued in the fourth quarter of 2001. These shares were valued at $8.96 per share and were issued from shares held in treasury. Shares vest and restrictions lapse three years from the date of grant. Accordingly, the Company has recorded the grants as unearned compensation to be recognized as compensation expense over the three-year vesting period.

NOTE R.   SEGMENT INFORMATION

          The Company operates primarily in four business segments: Performance Plastics, Elastomers and Performance Additives, (E&A), Distribution, and Resin and Intermediates (R&I). The addition of the E&A and Distribution segments in 2000 resulted from the merger with Hanna. The Performance Plastics segment is a combination of the former Geon Performance Polymers & Services segment and Hanna's Plastic Processing segment. The accounting policies of each business segment are consistent with those described in the "Summary of Significant Accounting Policies." Inter-segment sales are accounted for at prices that generally approximate those for similar transactions with unaffiliated customers. The elimination of inter-segment sales revenue in 1999 is primarily for sales from the R&I segment to the Performance Plastics segment, and is included in the Other segment. Certain other corporate expenses and eliminations are also included in the Other segment. Business segment assets consist primarily of customer receivables, inventories, net property and goodwill. Cash, sales of accounts receivable and certain other assets not identified with a specific segment are included in the Other segment.


                                                          PolyOne Corporation 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In millions                                                                           Elastomers and
                                                                           Performance  Performance               Resin and
                                                                    Total    Plastics    Additives  Distribution Intermediates Other
                                                                --------------------------------------------------------------------
Year ended December 31, 2001:
  Net sales                                                      $ 2,654.6  $ 1,836.7     $ 402.6     $ 462.6     $   --    $(47.3)
  Operating income (loss)                                            (17.1)      17.5        10.2        (0.4)      (22.0)   (22.4)
     Employee separation and plant phase-out                          36.1       36.1
     Merger and integration costs                                      1.1        0.1                                          1.0
     Period cost of closed facilities                                  0.2        0.2
     Restructuring and plant idling costs incurred by equity
       affiliates(1)                                                   9.4                                            9.4
     Executive separation                                              4.8                                                     4.8
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss) before restructuring costs, merger
     and integration costs, and executive separation costs            34.5       53.9        10.2        (0.4)      (12.6)   (16.6)
     Depreciation and amortization                                    91.3       70.3        16.6         2.9                  1.5
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss) before depreciation and amortization, restructuring costs, merger and integration costs,
     and executive separation costs                                  125.8      124.2        26.8         2.5       (12.6)   (15.1)
------------------------------------------------------------------------------------------------------------------------------------
  Total assets                                                     2,061.2    1,470.1       285.4       122.2       244.6    (61.1)
  Capital expenditures                                                80.2       33.1        10.0         1.9                 35.2
====================================================================================================================================
Year ended December 31, 2000:
  Net sales                                                      $ 1,887.8  $ 1,594.7     $ 145.8     $ 158.9     $   --    $(11.6)
  Operating income (loss)                                             64.8       52.5         7.6         2.1        27.9    (25.3)
     Employee separation and plant phase-out                           2.8        2.8
     Charge for acquired profit in inventory                           2.8        2.3         0.5
     Merger and integration costs                                      9.5                                                      9.5
     Pension termination and debt placement costs                      1.6                                                      1.6
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss) before restructuring costs; acquired profit in inventory, merger and integration costs;
     and pension termination and debt placement costs                 81.5       57.6         8.1         2.1        27.9    (14.2)
     Depreciation and amortization                                    57.4       49.5         5.8         2.1
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss) before depreciation and amortization;
    restructuring costs; acquired profit in inventory, merger
    and integration costs; and pension termination and debt
     placement costs                                                 138.9      107.1        13.9         4.2        27.9    (14.2)
------------------------------------------------------------------------------------------------------------------------------------
  Total assets                                                     2,460.7    1,607.6       320.9       167.0       262.5    102.7
  Capital expenditures                                                62.7       42.9         7.1         0.6                 12.1
====================================================================================================================================

Year ended December 31, 1999:
  Net sales                                                      $ 1,261.2  $ 1,107.1                             $ 191.5   $(37.4)
  Operating income (loss)                                             99.7      104.1                                 1.3     (5.7)
     Employee separation and plant phase-out                           0.5        0.5
     Other restructuring costs - accelerated depreciation              1.2        1.2
     Restructuring costs incurred by OxyVinyls                         0.8                                            0.8
     Charge for acquired profit in inventory                           3.2        3.2
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss) before restructuring costs and
     acquired inventory profit                                       105.4      109.0                                 2.1    (5.7)
     Depreciation and amortization                                    43.2       33.1                                10.1
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss) before depreciation, amortization,
     restructuring costs and acquired inventory profit               148.6      142.1                                12.2    (5.7)
------------------------------------------------------------------------------------------------------------------------------------
  Total assets                                                     1,162.6      905.2                               247.7     9.7
  Capital expenditures                                                60.1       49.1                                 4.0     7.0
====================================================================================================================================


(1) Employee severance, plant phase-out costs and liabilities associated with the temporary idling of a plant.


31 PolyOne Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Earnings of equity affiliates are included in the related business segment earnings (loss) and the investment in equity affiliates is included in related business segment assets. Amounts related to equity affiliates included in the business segment information are as follows:

In millions                                    2001        2000        1999
                                           ------------------------------------
Earnings of equity affiliates:
  Performance Plastics                     $    7.2     $    1.2     $    0.1
  R&I                                         (14.7)        37.9          9.6
  Other                                        (0.4)         --           --
--------------------------------------------------------------------------------
     Subtotal                                  (7.9)        39.1          9.7
Minority interest                              (3.3)        (2.1)         --
--------------------------------------------------------------------------------
     Total                                 $  (11.2)    $   37.0     $    9.7
================================================================================
Investment in equity affiliates:
  Performance Plastics                     $   59.7     $   60.0     $   17.5
  R&I                                         228.2        251.6        247.6
--------------------------------------------------------------------------------
     Total                                 $  287.9     $  311.6     $  265.1
================================================================================

          The Company's sales are principally to customers in the United States, Europe, Canada and Asia/Pacific, and the majority of the Company's assets are located in these geographic areas. Following is a summary of sales based on geographic areas from which the sales originated and assets by location:

In millions                             2001            2000           1999
                                  -------------------------------------------
Net sales:
  United States                   $  2,031.4      $  1,502.9      $  1,056.1
  Europe                               345.4           132.2             --
  Canada                               180.3           215.4           190.6
  Other                                 97.5            37.3            14.5
--------------------------------------------------------------------------------
Long-lived assets:
  United States                   $  1,278.6      $  1,322.6      $    690.2
  Europe                               199.5           194.6             --
  Canada                                50.8            61.8            60.9
  Other                                 55.4            85.2            53.8
================================================================================

NOTE S.    WEIGHTED-AVERAGE SHARES USED IN
           COMPUTING EARNINGS PER SHARE

In millions                                     2001        2000        1999
                                              --------------------------------
Weighted-average shares - basic:
  Weighted-average
     shares outstanding                          90.3       61.8       47.4
  Less unearned portion of
     restricted stock awards
     included in outstanding shares              (0.5)      (0.4)      (0.8)
--------------------------------------------------------------------------------
                                                 89.8       61.4       46.6
================================================================================

Weighted-average shares - diluted:
  Weighted-average shares
     outstanding - basic                         89.8       61.4       46.6
  Plus unearned portion of
     restricted stock awards
     included in outstanding shares               --         0.4        0.8
  Plus dilutive impact of stock
     options and stock awards                     --         0.2        1.2
--------------------------------------------------------------------------------
                                                 89.8       62.0       48.6
================================================================================

          The historical share amounts have been restated to reflect the conversion of each outstanding share of Geon common stock into two shares of PolyOne. At December 31, 2001, the Company had excluded all outstanding options from the calculation of diluted loss per share because they would have had an anti-dilutive effect (0.1 million shares).

NOTE T.   FINANCIAL INSTRUMENTS

          The Company transacts business in various foreign currencies, and is subject to financial exposure from foreign exchange rate movement between the date a foreign currency transaction is recorded and the date it is consummated. To mitigate this risk, the Company enters into foreign exchange contracts. Gains and losses on these contracts generally offset gains or losses on the assets and liabilities being hedged, and are recorded as other income or expense. Additionally, the Company enters into inter-company lending transactions. The Company also enters into foreign exchange contracts related to this foreign exchange exposure. Realized and unrealized gains and losses on these contracts are recorded as other income or expense. The Company does not hold or issue financial instruments for trading purposes.


                                                          PolyOne Corporation 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          The following table summarizes by currency the contractual amounts of the Company's foreign exchange contracts at December 31, 2001 (in millions). Foreign currency amounts are translated at exchange rates as of December 31, 2001. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

Currency                                              Buy            Sell
--------------------------------------------------------------------------------
U.S. dollar                                       $  68.1          $  81.0
Euro                                                 12.9             65.7
British pound sterling                                1.9              9.3
Canadian dollar                                      62.6              --
Other                                                11.7              2.3

          The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

            CASH AND CASH EQUIVALENTS: The carrying amounts reported in the balance sheet approximate fair value.

            LONG- AND SHORT-TERM DEBT: The carrying amount of the Company's short-term borrowings approximates fair value. The fair value of the Company's senior notes, debentures and medium-term notes is based on quoted market prices. The carrying amount of the Company's borrowings under its variable-interest rate long-term revolving credit agreements and other long-term borrowings approximates fair value.

            FOREIGN EXCHANGE CONTRACTS: The fair value of short-term foreign exchange contracts is based on exchange rates at December 31, 2001. The fair value of long-term foreign exchange contracts is based on quoted market prices for contracts with similar maturities.

            INTEREST RATE SWAPS: The fair value of interest rate swap agreements, obtained from the respective financial institutions, is based on current rates of interest and is computed as the net present value of the remaining exchange obligations under the terms of the contract.

          The carrying amounts and fair values of the Company's financial instruments at December 31 for the years 2001 and 2000 are as follows:

                                     2001                  2000
                             -----------------------------------------
                             Carrying   Fair       Carrying    Fair
In millions                   Amount    Value       Amount     Value
--------------------------------------------------------------------------------
Cash and cash equivalents     $ 18.2    $ 18.2       $ 37.9   $ 37.9
Long-term debt
  9.375% senior notes           91.5      91.3         91.1     93.4
  6.875% debentures             75.2      72.4         75.0     65.9
  7.500% debentures             50.0      43.1         50.0     48.6
  Medium-term notes            151.1     148.0        149.4    155.2
  Bank borrowings               63.6      63.6        279.5    279.5
Foreign exchange contracts      (0.9)     (0.9)        (3.7)    (3.7)
Interest rate swaps             (1.6)     (1.6)         --       --


33 PolyOne Corporation

OTHER DATA

QUARTERLY DATA


(Unaudited)                                                2001 Quarters                              2000 Quarters

In millions, except per share data          Fourth      Third    Second      First      Fourth        Third    Second      First
                                          ------------------------------------------------------------------------------------------
Sales                                     $  589.9    $ 659.6   $ 695.4    $ 709.7     $ 702.8      $ 478.3   $ 361.2     $ 345.5
Employee separation and plant phase-out       26.3         --       0.9        8.9          --           --       2.8          --
Operating income (loss)                      (26.1)      15.5      16.8      (23.3)       (6.4)        11.1      30.4        29.7
Net income (loss)                            (30.1)       2.9       2.5      (21.4)      (13.2)         0.5      14.8        13.8
Earnings (loss) per share:
  Basic                                   $  (0.33)   $  0.03   $  0.03    $ (0.24)    $ (0.15)     $  0.01   $  0.31     $  0.29
  Diluted                                    (0.33)      0.03      0.03      (0.24)      (0.15)        0.01      0.31        0.29
Dividend paid per common share             $0.0625    $0.0625   $0.0625    $0.0625     $0.0625      $0.0625   $0.0625     $0.0625
Common stock price
  High                                      $10.55    $ 10.70   $ 10.65     $ 9.49     $  8.44      $  9.88   $ 13.00     $ 17.25
  Low                                         7.50       7.00      8.00       5.69        4.56         6.19      8.69        8.53

          Senior management uses (1) operating income before special items and/or (2) operating income before special items and depreciation and amortization (similar to EBITDA, which is used by stock market analysts) to assess performance and allocate resources to business segments. Special items include gains and losses associated with specific strategic initiatives such as restructuring or consolidation of operations, gains and losses attributable to acquisitions or formation of joint ventures, and certain other one-time items. In addition, the Company's management uses net income before special items as a measure of the Company's overall earnings performance. Operating income before special items and net income before special items are non-GAAP measures, and may not be comparable to financial performance measures presented by other companies. The following table summarizes the special items included in the quarterly results:

                                                              2001 Quarters                              2000 Quarters

In millions                                      Fourth     Third    Second     First         Fourth    Third     Second     First
                                                -----------------------------------------------------------------------------------
Employee separation and plant
  phase-out costs                               $(26.3)    $  --      $(0.9)   $ (8.9)       $  --     $  --      $(2.8)       $--
Merger and integration costs                        --      (0.1)      (0.5)     (0.5)        (1.7)     (7.8)        --         --
Period cost of closed facilities                    --        --       (0.2)       --           --        --         --         --
Equity investment restructuring
  and plant idling costs(1)                       (3.3)     (5.1)        --      (1.0)          --        --         --         --
Executive separation cost                           --        --         --      (4.8)          --        --         --         --
Charge for acquired profit in inventory             --        --         --        --         (1.6)     (1.2)        --         --
Directors' pension termination                      --        --         --        --           --        --       (0.8)        --
Writeoff of debt placement cost                     --        --         --        --           --        --       (0.8)        --
------------------------------------------------------------------------------------------------------------------------------------
     Subtotal - operating loss                   (29.6)     (5.2)      (1.6)    (15.2)        (3.3)     (9.0)      (4.4)        --
Litigation settlement gain                          --        --        4.1        --           --        --         --         --
Investment writedown                              (9.5)       --         --      (0.6)          --        --         --         --
Other restructuring cost                            --        --         --        --           --        --       (0.6)        --
------------------------------------------------------------------------------------------------------------------------------------
     Subtotal - pre-tax (expense) income         (39.1)     (5.2)       2.5     (15.8)        (3.3)     (9.0)      (5.0)        --
     Subtotal - after-tax (expense) income       (24.6)     (3.2)       1.5      (9.6)        (1.9)     (5.6)      (3.1)        --
German tax rate adjustment                          --        --         --        --          1.5        --         --         --
------------------------------------------------------------------------------------------------------------------------------------
     Total - after-tax (expense) income         $(24.6)    $(3.2)     $ 1.5    $ (9.6)       $(0.4)    $(5.6)     $(3.1)       $--
===================================================================================================================================

(1) Employee severance, plant phase-out costs and liabilities associated with the temporary idling of a plant.


                                                         PolyOne Corporation 34

SELECTED FINANCIAL DATA

In millions, except per share data                                   2001            2000          1999         1998         1997
                                                                  ----------------------------------------------------------------
Sales                                                             $2,654.6        $1,887.8      $1,261.2     $1,284.4     $1,250.0
Employee separation and plant phase-out                               36.1             2.8           0.5         14.6         15.0
Operating income (loss)                                              (17.1)           64.8          99.7         41.0         51.7
Income (loss) before extraordinary item and cumulative effect
  of a change in accounting                                          (46.1)           15.9         106.2         13.8         22.5
Cumulative effect of change in method of accounting                   --              --            (1.5)        --           --
Net income (loss)                                                    (46.1)           15.9         104.7         13.8         22.5
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share:
Before extraordinary item and change in method of accounting        $(0.51)       $   0.26      $   2.28     $   0.30     $   0.49
Change in method of accounting                                        --              --           (0.03)        --           --
Net income (loss)                                                    (0.51)           0.26          2.25         0.30         0.49
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share:
Before extraordinary item and change in method of accounting      $  (0.51)       $   0.26      $   2.18     $   0.29     $   0.48
Change in method of accounting                                        --              --           (0.03)        --           --
Net income (loss)                                                    (0.51)           0.26          2.15         0.29         0.48
Dividends per common share                                            0.25            0.25          0.25         0.25         0.25
Total assets                                                      $2,061.2        $2,430.6      $1,162.6     $   802.0    $   872.9
Long-term debt                                                       426.8           430.5         130.9         135.4        136.4


         The historical results include the following business acquisitions from the acquisition date indicated forward: Synergistics Industries Limited from October 31, 1997; Plast-O-Meric, Inc. and the Wilflex division of Flexible Products Company from June 1, 1998; Adchem, Inc. from September 1, 1998; Acrol Holdings Limited from July 1, 1999; O'Sullivan Corporation from July 8, 1999; Dennis Chemical Company, Inc. from September 8, 1999; and M.A. Hanna Company from September 1, 2000. In addition, 1999 results of operations reflect the formation of Oxy Vinyls, LP on April 30, 1999, and the contribution of substantially all of Geon's formerly consolidated R&I business segment operations to the partnership. In connection with this, the Company acquired businesses from Occidental Chemical Corporation and formed a powder com-pounding joint venture, all of which are included in the Company's consolidated results of operations from May 1, 1999.


35 PolyOne Corporation

REPORT OF INDEPENDENT AUDITORS AND MANAGEMENT REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
POLYONE CORPORATION:

          We have audited the accompanying consolidated balance sheets of PolyOne Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, appearing on pages 11, 13, 14 and 17 through 33. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Oxy Vinyls, LP (a limited partnership in which the Company has a 24% interest) have been audited by other auditors whose reports have been furnished to us, and our opinion insofar as it relates to data included for Oxy Vinyls, LP is based solely on their reports.

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

          In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PolyOne Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


/s/Ernst & Young LLP


Cleveland, Ohio


January 30, 2002

MANAGEMENT REPORT

          Management is responsible for the preparation of PolyOne Corporation's Consolidated Financial Statements and all of the related information appearing in this annual report in accordance with generally accepted accounting principles. Where necessary, this information reflects estimates that are based upon currently available information and management's judgments.

          Management is also responsible for maintaining a system of internal accounting controls, with the objectives of providing reasonable assurance that PolyOne's assets are safe-guarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial information. Cost/ benefit judgments are an important consideration in this regard. The effectiveness of internal controls is maintained by personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits.

          Management believes that PolyOne's system of internal accounting controls as of December 31, 2001, was effective and adequate to accomplish the objectives described above.

Thomas A. Waltermire
Chairman, President and Chief Executive Officer

W. David Wilson
Vice President and Chief Financial Officer

January 30, 2002







                                                          PolyOne Corporation 36

FORWARD-LOOKING STATEMENTS


CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

         In this annual report, statements that are not reported financial results or other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, for example, statements about business outlook, assessment of market conditions, strategies, future plans, future sales, prices for major products, inventory levels, capital spending and tax rates. These forward-looking statements are not guarantees of future performance. They are based on management's expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Factors that could cause actual results to differ materially include (but are not limited to): (1) an inability to achieve or delays in achieving savings related to consolidation and restructuring programs; (2) unanticipated delays in achieving or inability to achieve cost reduction and employee productivity goals and other strategic value capture initiatives; (3) the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local businesses and other political, economic and regulatory risks; (4) unanticipated changes in world, regional or U.S. plastic, rubber and PVC consumption growth rates affecting the Company's markets; (5) unanticipated changes in global industry capacity or in the rate at which anticipated changes in industry capacity come online in the PVC, VCM, chlor-alkali or other industries in which the Company participates;
(6) fluctuations in raw material prices and supply and energy prices and supply, in particular fluctuations outside the normal range of industry cycles; (7) unanticipated production outages or material costs associated with scheduled or unscheduled maintenance programs; (8) unanticipated costs or difficulties and delays related to the operation of joint venture entities; (9) lack of day-to-day operating control, including procurement of raw material feed-stocks, of other equity or joint venture relationship companies; (10) lack of direct control over the reliability of delivery and quality of the primary raw materials utilized in the Company's products; (11) partial control over investment decisions and dividend distribution policy of the OxyVinyls partnership and other minority equity holdings of the Company; (12) an inability to launch new products and/or services that fit strategically with and add value to the Company's business; (13) the possibility of goodwill impairment.

CORPORATE INFORMATION

BOARD OF DIRECTORS

[PHOTOS]

THOMAS A. WALTERMIRE, 52
Chairman of the Board, President
and Chief Executive Officer

JAMES K. BAKER, 70
Retired Chairman and
Chief Executive Officer,
Arvin Industries, Inc. -
an auto parts supplier
Committees: 4(*), 5

J. DOUGLAS CAMPBELL, 60
Retired President and
Chief Executive Officer,
Arcadian Corporation - a chemicals
and fertilizer manufacturer
Committees: 1, 4

DR. CAROL A. CARTWRIGHT, 60
President, Kent State University -
a public higher education institution
Committees: 4, 5

GALE DUFF-BLOOM, 62
Retired President, Company
Communications and Corporate
Image, J. C. Penney Company, Inc. -
a major retailer
Committees: 2(*), 5

WAYNE R. EMBRY, 65
Retired President and
Chief Operating Officer,
Team Division, Cleveland Cavaliers -
a professional basketball team
Committees: 2, 3

ROBERT A. GARDA, 63
Executive-in-Residence,
The Fuqua School of Business,
Duke University - a private higher
education institution
Committees: 1, 4

GORDON D. HARNETT, 59
Chairman, President and
Chief Executive Officer,
Brush Engineered Materials Inc. -
a supplier and producer of
engineered materials
Committees: 1(*), 3

DAVID H. HOAG, 62
Retired Chairman, LTV Corporation -
a steel manufacturer
Committees: 2, 5(*)

D. LARRY MOORE, 65
Retired President and
Chief Operating Officer,
Honeywell, Inc. - a manufacturer
of control systems for home,
industry and aviation
Committees: 1, 3(*)

FARAH M. WALTERS, 57
President and Chief Executive Officer,
University Hospitals Health System
and University Hospitals of Cleveland -
a health care provider
Committees: 2, 3

COMMITTEES:
1     Audit
2     Compensation
3     Environmental, Health and Safety
4     Financial Policy
5     Nominating and Governance
(*)  Denotes Chairperson



                                                          PolyOne Corporation 38

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

JOHN L. RASTETTER
Treasurer

WENDY C. SHIBA
Chief Legal Officer
and Corporate Secretary

GREGORY P. SMITH
Controller

KENNETH M. SMITH
Chief Information Officer

W. DAVID WILSON
Chief Financial Officer

STOCK EXCHANGE LISTING
PolyOne Corporation Common Stock is listed on the New York
Stock Exchange. Symbol: POL.

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

ANNUAL MEETING
The annual meeting of stockholders of PolyOne Corporation will be held May 23, 2002, at 9:00 a.m. at The Forum Conference and Education Center, One Cleveland Center, 1375 East 9th Street, Cleveland, Ohio.

The meeting notice and proxy materials were mailed to stockholders with this report. PolyOne Corporation urges all stockholders to vote their proxies so that they can participate in the decisions at the annual meeting.

FINANCIAL INFORMATION
Security analysts and representatives of financial institutions are invited to contact:

W. David Wilson
Chief Financial Officer
Phone: (216) 589-4038
Fax: (216) 589-4280
E-mail: David.wilson@polyone.com

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















39 PolyOne Corporation

[POLYONE LOGO]


www.polyone.com