Form 10-K, Exhibit 13
period 2001-12-31
POLYONE CORP
filed 2002-04-01
CIK 1122976

                                                                    EXHIBIT 13.2








OXY VINYLS, LP AND SUBSIDIARIES


Consolidated Financial Statements
As of December 31, 2001 and 2000


Together with Report of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Partners,
Oxy Vinyls, LP:


We have audited the accompanying consolidated balance sheets of Oxy Vinyls, LP and subsidiaries (the "Partnership") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in partners' capital, and cash flows for the years ended December 31, 2001 and 2000, and for the period from April 30, 1999 through December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000, and for the period from April 30, 1999 through December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP

Dallas, Texas,
     January 28, 2002


                                       OXY VINYLS, LP AND SUBSIDIARIES
                                         CONSOLIDATED BALANCE SHEETS
                                         December 31, 2001 and 2000
                                           (Amounts in thousands)
                                                                                2001                    2000
                                                                          -----------------       -----------------
CURRENT ASSETS
    Cash and cash equivalents                                                 $      9,303           $     15,942
    Trade receivables                                                                4,863                 30,754
    Other receivables                                                                6,798                  9,602
    Foreign income taxes receivable                                                  2,868                  5,000
    Receivable from Occidental Receivables, Inc., net                              138,607                149,691
    Receivable from Occidental Chemical Corporation, net                            16,548                  8,952
    Inventories                                                                    105,167                122,807
    Prepaid expenses                                                                 3,074                  4,951
                                                                              ------------           ------------
       Total current assets                                                        287,228                347,699

Loans receivable from Occidental Petroleum Corporation, net                         17,503                 46,000

Property, plant and equipment, net                                                 967,475                980,084

Other assets, net                                                                   21,126                 18,994
                                                                              ------------           ------------

       TOTAL ASSETS                                                           $  1,293,332           $  1,392,777
                                                                              ============           ============

CURRENT LIABILITIES
    Current maturities of long-term debt                                      $       --             $        296
    Accounts payable                                                               117,912                180,809
    Accrued liabilities                                                             43,847                 41,371
    Accrued property taxes                                                          15,133                 18,410
    Payable to PolyOne Corporation, net                                              1,811                  6,894
                                                                              ------------           ------------
       Total current liabilities                                                   178,703                247,780

Long-term debt, net of current maturities                                             --                   37,964

Equity investment in unconsolidated subsidiary                                      47,250                 29,069

Note payable to Occidental Chemical Corporation                                      9,964                   --

Postretirement benefit obligations                                                  16,723                 14,883

Deferred credits and other liabilities                                               7,652                 11,973

COMMITMENTS AND CONTINGENCIES (NOTE 7)

PARTNERS' CAPITAL                                                                1,033,040              1,051,108
                                                                              ------------           ------------

       TOTAL LIABILITIES AND PARTNERS' CAPITAL                                $  1,293,332           $  1,392,777
                                                                              ============           ============


The accompanying notes are an integral part of these consolidated financial statements.


                                                   OXY VINYLS, LP AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                         For the Years Ended December 31, 2001 and 2000 and
                                    For the Period from April 30, 1999 through December 31, 1999
                                                       (Amounts in thousands)

                                                                                                                     April 30, 1999
                                                                                      Year Ended      Year Ended         through
                                                                                     December 31,     December 31,     December 31,
                                                                                         2001             2000             1999
                                                                                     ------------     -------------   -------------

REVENUES

   Net sales                                                                         $ 1,546,254       $ 1,892,292       $ 1,102,099

   Equity in (losses) earnings of unconsolidated subsidiary                              (18,181)           (3,550)           10,480
                                                                                     -----------       -----------       -----------

                                                                                       1,528,073         1,888,742         1,112,579

COSTS AND OTHER DEDUCTIONS

   Cost of sales                                                                       1,472,100         1,683,052           997,505

   Selling, general and administrative and other operating expenses                       70,687            58,423            43,295

   Gain on sale of assets                                                                   --                (912)             --

   Interest expense, net                                                                   1,052             1,394             4,420
                                                                                     -----------       -----------       -----------

(LOSS) INCOME FROM OPERATIONS BEFORE INCOME TAXES                                        (15,766)          146,785            67,359

   (Benefit) provision for income taxes                                                   (1,836)              593             3,699
                                                                                     -----------       -----------       -----------

NET (LOSS) INCOME                                                                    $   (13,930)      $   146,192       $    63,660
                                                                                     ===========       ===========       ===========



         The accompanying notes are an integral part of these consolidated financial statements.


                                             OXY VINYLS, LP AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                                   For the Years Ended December 31, 2001 and 2000 and
                              For the Period from April 30, 1999 through December 31, 1999
                                                 (Amounts in thousands)


                                               Occidental         Occidental          1999 PVC              Total
                                              PVC LP Inc.          PVC LLC          Partner Inc.      Partners' Capital
                                            -----------------  -----------------  ------------------  -------------------

Initial capitalization on April 30, 1999       $   723,717        $     9,650        $   231,589        $   964,956

Net income                                          47,745                637             15,278             63,660

Distributions to partners                          (10,745)              (142)            (3,438)           (14,325)
                                               -----------        -----------        -----------        -----------

Balance at December 31, 1999                   $   760,717        $    10,145        $   243,429        $ 1,014,291

Net income                                         109,645              1,461             35,086            146,192

Distributions to partners                          (82,031)            (1,095)           (26,249)          (109,375)
                                               -----------        -----------        -----------        -----------

Balance at December 31, 2000                   $   788,331        $    10,511        $   252,266        $ 1,051,108

Net loss                                           (10,447)              (140)            (3,343)           (13,930)

Non-cash distributions to partners                  (3,104)               (41)              (993)            (4,138)
                                               -----------        -----------        -----------        -----------

Balance at December 31, 2001                   $   774,780        $    10,330        $   247,930        $ 1,033,040
                                               ===========        ===========        ===========        ===========



The accompanying notes are an integral part of these consolidated financial statements.


                                                   OXY VINYLS, LP AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         For the Years Ended December 31, 2001 and 2000 and
                                    For the Period from April 30, 1999 through December 31, 1999
                                                       (Amounts in thousands)
                                                                                                                   April 30, 1999
                                                                                        Year Ended    Year Ended      through
                                                                                        December 31,  December 31,   December 31,
                                                                                           2001           2000          1999
                                                                                       ------------   ------------  ------------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net (loss) income                                                                    $  (13,930)   $  146,192    $   63,660
   Adjustments to reconcile net (loss) income to net cash
     provided by operating activities:
    Depreciation and amortization                                                           63,135        60,112        48,166
    Equity in losses (earnings) of unconsolidated subsidiary                                18,181         3,550       (10,480)
    Gain on disposition of assets, net                                                        --            (912)         --
    (Decrease) increase deferred foreign income taxes                                         (488)        1,322           316
    Other noncash (credits) charges to income                                               (1,687)        7,998         1,533
   Changes in operating assets and liabilities:
    Decrease (increase) in trade and other receivables                                      28,186       (17,043)      105,236
    Decrease in loans receivable from OxyMar                                                  --          12,500        12,500
    Decrease (increase) in inventories                                                      17,336       (16,977)      (23,220)
    Decrease (increase) in receivables from Occidental Receivables, Inc.                    11,084        50,350      (200,041)
    Decrease (increase) in foreign income taxes receivable                                   2,132        (8,278)        3,278
    Decrease (increase) in prepaid expenses                                                  1,877        (2,102)         (549)
    (Decrease) increase in accounts payable and accrued liabilities                        (63,698)      (31,161)      133,023
    (Increase) decrease in receivable from Occidental Chemical Corporation, net             (9,973)        3,287       (12,239)
    (Decrease) increase in payable to PolyOne Corporation, net                              (6,844)          624         6,270
   Other operating, net                                                                      9,614        (6,808)       (6,007)
                                                                                        ----------    ----------    ----------

Net cash provided by operating activities                                                   54,925       202,654       121,446

CASH FLOW FROM INVESTING ACTIVITIES:
   Proceeds from sale of assets                                                               --           3,328          --
   Capital expenditures                                                                    (61,765)      (67,001)      (24,525)
                                                                                        ----------    ----------    ----------

Net cash used by investing activities                                                      (61,765)      (63,673)      (24,525)

CASH FLOW FROM FINANCING ACTIVITIES:
   (Payments) proceeds on long term-debt                                                   (38,260)      (16,296)       44,000
   Proceeds from note payable to Occidental Chemical Corporation                             9,964          --            --
   Distributions to partners                                                                  --        (109,375)      (14,325)
   Decrease (increase) in loans receivable from
    Occidental Petroleum Corporation                                                        28,497       (17,210)     (106,790)
                                                                                        ----------    ----------    ----------

Net cash provided (used) by financing activities                                               201      (142,881)      (77,115)
                                                                                        ----------    ----------    ----------

(Decrease) increase in cash and cash equivalents                                            (6,639)       (3,900)       19,806

Cash and cash equivalents, beginning of period                                              15,942        19,842            36
                                                                                        ----------    ----------    ----------

Cash and cash equivalents, end of period                                                $    9,303    $   15,942    $   19,842
                                                                                        ==========    ==========    ==========


                The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000





(1)      FORMATION AND OPERATIONS -

         Oxy Vinyls, LP ("OxyVinyls" or the "Partnership"), a Delaware limited partnership, was formed on April 6, 1999, pursuant to a Limited Partnership Agreement among Occidental PVC LP, Inc. (the "Oxy Limited Partner") and Occidental PVC, LLC (the "Oxy General Partner"), wholly-owned subsidiaries of Occidental Chemical Corporation (OCC) and 1999 PVC Partner Inc., (the "PolyOne Limited Partner"), a subsidiary of PolyOne Corporation ("PolyOne") (formerly The Geon Company). The contributions and related transactions hereinafter described in this Note were effective, and the Partnership commenced operations, as of April 30, 1999, at which time the Limited Partnership Agreement was amended pursuant to a First Amended and Restated Limited Partnership Agreement dated as of April 30, 1999 (collectively with the Limited Partnership Agreement, the "Partnership Agreement"). Through the Oxy General Partner and the Oxy Limited Partner, OCC indirectly owns a seventy-six percent interest in the Partnership. OCC is an indirect, wholly-owned subsidiary of Occidental Petroleum Corporation
(OPC). Through the PolyOne Limited Partner, PolyOne indirectly owns a twenty-four percent interest in the Partnership.

         The Partnership owns and operates polyvinyl chloride (PVC) and vinyl chloride monomer (VCM) assets in the United States that were contributed on behalf of the Oxy General Partner and the Oxy Limited Partner by OCC, and on behalf of the PolyOne Limited Partner, by PolyOne. These assets consist of several manufacturing facilities on the U.S. Gulf Coast, as well as manufacturing facilities in Kentucky and New Jersey and two chlor-alkali and cogeneration facilities near Houston, Texas. A fifty percent equity interest in OxyMar, a Texas general partnership between Oxy VCM Corporation ("Oxy VCM"), an indirect wholly-owned subsidiary of OPC, and U.S. VCM Corporation ("U.S. VCM"), a wholly-owned subsidiary of Marubeni Corporation ("Marubeni"), a Japanese corporation, was contributed to the Partnership through the merger of Oxy VCM into the Oxy General Partner and the subsequent transfer by the Oxy General Partner of its equity interest in OxyMar to the Partnership. (See Note 2.)

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

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000



(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

     Risks and uncertainties -
     -----------------------

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

         Since OxyVinyls' major products are commodities, significant changes in the prices of chemical products could have a significant impact on OxyVinyls' results of operations for any particular period. OxyVinyls had one major customer, PolyOne, during the periods presented, which accounted for 14.8% of total sales for the year ended December 31, 2001, 20.5% of total sales for the year ended December 31, 2000, and 14.5% of total sales during the period from April 30, 1999 through December 31, 1999. PolyOne's trade receivable balance with OxyVinyls was approximately $16 million and $23 million at December 31, 2001 and 2000, respectively.

         Substantially all key raw materials are supplied by related parties. (See Note 11.)

         OxyVinyls receives all VCM for its Alberta, Canada facility from one supplier. The amounts of VCM supplied to this facility totaled approximately $47 million, $67 million and $45 million for the years ended December 31, 2001 and 2000 and for the period from April 30, 1999 through December 31, 1999, respectively. Starting January 1, 2001, all VCM supplied to the Alberta, Canada facility has been provided under the terms of an exchange agreement (see Exchanges below).

     Revenue recognition -
     -------------------

         Revenue from product sales is recognized as title passes, which is upon shipment of product to the customer.

     Income taxes -
     ------------

         The Partnership is generally not subject to income taxes except for Canadian income taxes related to OxyVinyls Canada, certain U.S. state income taxes and U.S. federal income taxes associated with LaPorte.

         The Partnership follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", pursuant to which the liability method is used in accounting for taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and regulations that will be in effect when the differences are expected to reverse.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000



(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Recent accounting pronouncements -
     --------------------------------

         During 2000, OxyVinyls adopted Emerging Issues Task Force ("EITF") No. 00-10 - "Accounting for Shipping and Handling Fees and Costs" ("EITF No. 00-10") which establishes accounting and reporting standards for the treatment of shipping and handling costs. Among its provisions, EITF No. 00-10 requires that transportation costs that had been accounted for as deductions from net sales should now be recorded in cost of sales. The implementation of EITF 00-10 had no effect on net income. The period from April 30, 1999 through December 31, 1999 was reclassified to reflect this accounting change. The transportation costs that have been reclassed from net sales and included in cost of sales on the accompanying consolidated statements of operations totaled $34.2 million for the period from April 30, 1999 through December 31, 1999.

         In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). In 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133." In 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133." SFAS No. 133, as amended, was effective for OxyVinyls as of January 1, 2001. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities and requires an entity to recognize all derivatives in the statement of financial position and measure those instruments at fair value. Changes in the derivative instruments' fair value must be recognized into earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption of SFAS 133, as amended, did not have an impact on the Partnership's financial position or results of operations on January 1, 2001.

         In the fourth quarter of 2000, OxyVinyls adopted the disclosure provisions of SFAS No. 140 - "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125," ("SFAS No. 140") which revises disclosure standards for asset securitizations and other financial asset transfers. SFAS No. 140 also contains provisions which revise certain criteria for accounting for securitization, financial asset transfers and collateral. These accounting provisions were adopted by OxyVinyls on April 1, 2001. The implementation of these provisions of SFAS No. 140 did not have an impact on OxyVinyls' consolidated financial position or results of operations.

         In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), which requires the purchase method of accounting for business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have an impact on the Partnership's financial position or results of operations.

         In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangibles" ("SFAS No. 142"). The statement requires that goodwill recorded on acquisitions completed prior to July 1, 2001 be amortized through December 31, 2001. Goodwill amortization is precluded on acquisitions completed after June 30, 2001. Effective January 1, 2002, goodwill will no longer be amortized but will be tested for impairment annually. The adoption of SFAS No. 142, effective January 1, 2002, is not expected to have an impact on the Partnership's financial position or results of operations.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Recent accounting pronouncements - (continued)
     --------------------------------

         In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." ("SFAS No. 143") which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets' retirement costs. The new standard will be effective for the Partnership beginning January 1, 2003, and management is currently evaluating the effect this standard will have on the Partnership's financial position and results of operations.

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). This Statement, which addresses the accounting for impairment or disposal of long-lived assets, supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occuring Events and Transactions". The new standard will be effective for the Partnership beginning January 1, 2002, and it is not expected to have an impact on the Partnership's financial position or results of operations.

     Reclassifications -
     -----------------

         Certain prior year amounts have been reclassified to conform to the December 31, 2001 presentation.

     Foreign currency  -
     ----------------

         The functional currency applicable to OxyVinyls' Canadian operations is the U.S. dollar since cash flows are denominated principally in U.S. dollars. The effect of exchange-rate changes on transactions denominated in nonfunctional currencies generated a gain of $.2 million for the year ended December 31, 2001, a loss of $4.0 million for the year ended December 31, 2000, and a gain of $.2 million for the period from April 30, 1999 through December 31, 1999. These amounts are included in the expense category of the item that gave rise to the related transaction gain or loss.

     Cash and cash equivalents -
     -------------------------

         Cash equivalents consist of highly liquid certificates of deposits and a restricted bank deposit (see Note 7) with initial maturities of three months or less. Cash equivalents totaled $3.5 million and $6.6 million at December 31, 2001 and 2000, respectively.

         Interest income on deposits with unrelated parties was $.5 million for the year ended December 31, 2001, $1.1 million for the year ended December 31, 2000 and $.4 million for the period from April 30, 1999 through December 31, 1999.

         Cash overdrafts are reclassified to accounts payable and amounted to $8.7 million and $9.9 million as of December 31, 2001 and 2000, respectively.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000



(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Equity investment in OxyMar -
     ---------------------------

         OxyMar, a partnership that is 50 percent owned by OxyVinyls, owns a VCM manufacturing facility at Ingleside, Texas which is operated on OxyMar's behalf by OCC pursuant to an operating agreement. OxyMar is not subject to federal or state income taxes as income is reportable directly by the individual partners. OxyVinyls accounts for its investment in OxyMar using the equity method of accounting for subsidiaries.

         Effective November 29, 2000, U.S. VCM transferred 28.6 percent of the ownership of OxyMar to Oxy VCM, LP ("Oxy VCM"), an indirect wholly-owned subsidiary of OCC. In connection with such transfer, OxyVinyls, Oxy VCM and U.S. VCM entered into the Second Amended and Restated Partnership Agreement ("the OxyMar Partnership Agreement"), dated as of November 29, 2000, pertaining to the ownership and operation of OxyMar. Pursuant to the OxyMar Partnership Agreement, U.S. VCM and OxyVinyls retained 50/50 management control of OxyMar. The percentage ownership interest held by each partner of OxyMar is:

         OxyVinyls         50.0%
         Oxy VCM           28.6%
         U.S. VCM          21.4%

         Under the terms of the OxyMar Partnership Agreement, net income is allocated among the partners pro rata based on their percentage interest in the results of OxyMar. Distributions to the partners are also based on the partners' percentage interest in OxyMar. Subject to certain qualifications described below, the OxyMar Partnership Agreement requires cash calls from each partner when the quarterly cash flow forecast approved by the OxyMar managing committee shows a deficit in any month. Each partner is required to contribute a pro rata portion, based on their respective percentage interests, of the deficit in the form of an equity contribution or subordinated loan. The foregoing obligations are qualified to the extent that during the period from November 29, 2000 until April 30, 2004 (the "Restricted Period") OxyMar may not require any partner to make any contribution or loan for any purpose and the funding requirements of OxyMar shall be met by loans arranged or provided by OPC. To implement such loans during the Restricted Period, effective as of December 27, 2000, OxyMar entered into a $100 million Cash Management and Revolving Credit Facility Agreement with OPC (the "OPC Revolver"). Effective February 28, 2001, the credit facility limit under the OPC Revolver was increased to $200 million.

         Pursuant to the terms of the OxyMar Partnership Agreement, upon the expiration of the Restricted Period, U.S. VCM may elect to require OCC (or any affiliate designated by OCC) to purchase U.S. VCM's remaining 21.4 percent equity interest in OxyMar and in connection with such transfer require OPC to assume Marubeni's guarantee of OxyMar's outstanding indebtedness. For purposes of such transfer, the value of U.S. VCM's remaining interest in OxyMar is calculated based upon an agreed deemed value of the OxyMar partnership less partnership indebtedness, subject to certain adjustments for accrued taxes, interest and available cash.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000




(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Equity investment in OxyMar - (continued)
     ---------------------------

         At December 31, 2001 and 2000, the historical underlying equity in net assets of OxyMar exceeded the Partnership's investment in OxyMar by $7.0 million and $7.5 million, respectively. The deficiency is being amortized on a straight-line basis into income over 25 years. Amortization amounted to $.5 million for each of the years ended December 31, 2001 and 2000, and $.4 million for the period from April 30, 1999 through December 31, 1999 and is included in equity in (losses)/earnings of unconsolidated subsidiary on the consolidated statements of operations. The following table presents summarized financial information of OxyMar (in thousands):

                                               For the Year Ended      For the Year Ended    April 30, 1999 Through
                                               December 31, 2001       December 31, 2000        December 31, 1999
                                               -----------------       -----------------        -----------------

                  Net sales                    $           370,432     $          431,555      $            303,273
                  Costs and expenses                       408,212                439,836                   281,601
                                               -------------------     ------------------      --------------------
                  Net (loss) income            $           (37,780)    $           (8,281)     $             21,672
                                               ===================     ==================      ====================

                  Current assets               $            30,302     $           68,423
                  Noncurrent assets            $           338,115     $          346,642
                  Current liabilities          $            35,660     $           36,255
                  Noncurrent liabilities       $           413,378     $          421,651
                  Partners' capital            $           (80,621)    $          (42,841)

         At December 31, 2001, OPC unconditionally provides guarantees of $187.5 million of OxyMar's obligations, which include private placement bonds and a revolving credit line.

         See Note 11 regarding OxyVinyls' purchase commitment from OxyMar. Unrealized profits on inventory purchased from OxyMar are deferred by OxyVinyls based on ownership percentage and are recognized upon the ultimate sale to an unaffiliated customer.

     Other assets, net -
     -----------------

         Other assets, net includes trade receivable balances of $5.2 million and $9.0 million at December 31, 2001 and 2000, respectively due from customers which filed bankruptcy during the year 2000. Management believes the amounts are collectible over a period greater than one year and the receivables have been reduced to their net realizable value. The allowance for doubtful long-term receivables was $2.3 million and $4.5 million at December 31, 2001 and 2000, respectively. Other assets, net also includes certain tangible assets and deferred charges that are amortized over the estimated periods to be benefited (3 - 10 years).


     Major maintenance expenditures -
     ------------------------------

         OxyVinyls uses the accrue-in-advance method to account for major maintenance turnaround expenditures. Under this method, an estimate is made of the costs expected to be incurred in connection with the next planned periodic maintenance shutdown. That estimate is then accrued on a straight-line basis over the period of time until the next planned major maintenance shutdown occurs. The liability for major maintenance turnaround included in accrued liabilities was $12.4 million and $10.1 million as of December 31, 2001 and 2000, respectively.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

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

         As of December 31, 2001, management believes no environmental reserve is required.

     Research and development costs -
     ------------------------------

         Research and development costs, which are charged to selling, general and administrative and other operating expenses as incurred, were $4.5 million for the year ended December 31, 2001, $6.9 million for the year ended December 31, 2000 and $4.4 million for the period from April 30, 1999 through December 31, 1999.

     Supplemental cash flow information -
     ----------------------------------

         Cash payments for income taxes totaled $.6 million during the year ended December 31, 2001, $7.4 million during the year ended December 31, 2000, and $.1 million during the period from April 30, 1999 through December 31, 1999. Net interest paid totaled $2.4 million during the year ended December 31, 2001, and $4.1 million for the year ended December 31, 2000 and $4.2 million during the period from April 30, 1999 through December 31, 1999.

         During the years ended December 31, 2001 and 2000 and for the period from April 30, 1999 through December 31, 1999, OxyVinyls sold trade receivables to an affiliate, Occidental Receivables, Inc. (ORI), in noncash transactions. (See Note 3.)

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Fair value of financial instruments -
     -----------------------------------

         OxyVinyls values financial instruments as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of those instruments. OxyVinyls estimates the fair value of its long-term debt based on the quoted market prices for the same or similar issues or on the yields offered to OxyVinyls for debt of similar rating and similar remaining maturities. The estimated fair value of OxyVinyls' long-term debt at December 31, 2001 and 2000 was approximately $9.9 million and $37.7 million, respectively, compared with a carrying value of $10.0 million and $38.3 million, respectively. (See Note 6.) The carrying value of all other financial instruments approximates fair value.


(3)      RECEIVABLES -

         During the year ended December 31, 2001 and 2000, OxyVinyls sold, with limited recourse, to ORI certain trade receivables under a revolving sale program in connection with the ultimate sale for cash of an undivided ownership interest in such receivables by ORI. OxyVinyls has retained the collection responsibility with respect to the receivables sold. An interest in new receivables is sold monthly in noncash transactions representing the net difference between newly created receivables and collections made from customers. In January 2001, OxyVinyls entered into a new similar type of program, under substantially identical terms. The net receivables balance sold as of December 31, 2001 and 2000, was $139 million and $150 million, respectively.


(4)      INVENTORIES -

         Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used to determine the cost of $72 million and $81 million of inventories at December 31, 2001 and 2000, respectively. The remaining inventories are accounted for using the first-in, first-out (FIFO) and weighted-average-cost methods. Inventories consisted of the following (in thousands):

                                                                      2001                    2000
                                                                  -----------             -----------

                  Raw materials                                   $    21,399             $    24,209
                  Materials and supplies                               20,137                  22,574
                  Finished goods                                       64,697                  96,300
                                                                  -----------             -----------
                                                                      106,233                 143,083
                  LIFO and lower of cost or market reserve             (1,066)                (20,276)
                                                                  -----------             -----------
                  Total inventories                               $   105,167             $   122,807
                                                                  ===========             ===========

         During 2001, certain inventory quantities carried at LIFO were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2001 purchases, the effect of which decreased cost of sales by approximately $1.0 million.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


(5)      PROPERTY, PLANT AND EQUIPMENT -

         Property additions and major renewals and improvements are capitalized at cost. Interest costs incurred in connection with major capital expenditures are capitalized and amortized over the lives of the related assets. OxyVinyls capitalized $2.1 million and $1.5 million of interest during the years ending December 31, 2001 and 2000, respectively. Depreciation of plant and equipment is primarily provided using the units-of-production method based on estimated total productive life. The Partnership has reviewed its long-lived assets to be held and used for impairment during the years ended December 31, 2001 and 2000 and during the period from April 30, 1999 through December 31, 1999. Management believes no circumstances exist that would indicate the carrying value of a long-lived asset may not be recoverable. Property, plant and equipment consisted of the following (in thousands):

                                                                                2001               2000
                                                                           -------------     -------------

          Land and land improvements                                       $       32,354     $       30,998
          Buildings                                                                55,618             54,215
          Machinery and equipment                                               1,259,560          1,195,727
          Construction in progress                                                 39,728             68,498
                                                                           --------------     --------------
                                                                                1,387,260          1,349,438
          Accumulated depreciation                                               (419,785)          (369,354)
                                                                           --------------     --------------
          Property, plant and equipment, net                               $      967,475     $      980,084
                                                                           ==============     ==============


(6)      LONG-TERM DEBT -

         Long-term debt consisted of the following (in thousands):

                                                                                2001               2000
                                                                           -------------     -------------

          Note payable to OCC, 4.2%, due 2006                               $        9,964   $         --
          Pollution control revenue bonds, 6%, due through 2007                       --              9,760
          Pollution control revenue bonds, 6.75%, due through 2009                    --                500
          Loan payable to Canadian bank under credit agreement,
            variable rate 7.8% at December 31, 2000, due in 2004                      --             28,000
                                                                            --------------   --------------
                                                                                     9,964           38,260
          Current maturities                                                          --               (296)
                                                                            --------------   --------------

                                                                            $        9,964   $       37,964
                                                                            ==============   ==============

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


(6)      LONG-TERM DEBT - (continued)

         Minimum principal payments on long-term debt subsequent to 2001 are as follows (in thousands):

                                 2002                        $           -
                                 2003                                    -
                                 2004                                    -
                                 2005                                    -
                                 2006                                9,964
                                 Thereafter                              -
                                                             -------------
                                                             $       9,964
                                                             =============

         The pollution control revenue bonds and the Canadian bank loan were repaid during 2001 using the proceeds from the note payable to OCC and collections of loans receivable from OPC.

         The Canadian bank loan, when drawn upon, is payable in U.S. dollars under the terms of the Amended Credit Agreement entered into by OxyVinyls in December 1999. OxyVinyls Canada may borrow up to $10 million U.S. dollars under the terms of the Amended Credit Agreement , which is guaranteed by OPC. The bank loan was not drawn upon at December 31, 2001.

         Interest expense related to long-term external debt was $2.2 million for the year ended December 31, 2001, $4.1 million for the year ended December 31, 2000, and $.5 million for the period from April 30, 1999 through December 31, 1999.


(7)      COMMITMENTS AND CONTINGENCIES -

     Leases -
     ------

         At December 31, 2001, future net minimum rental commitments under noncancelable operating leases with terms in excess of one year are as follows (in thousands):

         2002                                             $    23,772
         2003                                                  21,825
         2004                                                  17,958
         2005                                                  14,431
         2006                                                  12,047
         Thereafter                                            59,159
                                                          -----------
                                                          $   149,192
                                                          ===========

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000




(7)      COMMITMENTS AND CONTINGENCIES - (continued)

     Leases - (continued)
     ------

         OxyVinyls leases certain manufacturing facilities in LaPorte, Texas, and railcars under the terms of various related agreements dated April 30, 1999 (collectively, the "LaPorte Lease"). The initial lease term extends through April 20, 2004, and has a provision for annual renewals for an additional five years. Upon termination of the LaPorte Lease, OxyVinyls may purchase the assets based upon their estimated fair values. In the event OxyVinyls does not purchase the assets, the LaPorte Lease provides a residual value guarantee by OxyVinyls of approximately $152 million. Currently, OxyVinyls does not expect to make payments under this provision. Total estimated future rental commitments of $14.7 million under the LaPorte Lease are included in the operating lease commitments above. Actual rent payments under the LaPorte Lease are calculated using variable interest rates. OxyVinyls has restricted bank deposits, recorded in cash and cash equivalents on the consolidated balance sheets, associated with the LaPorte Lease of $3.5 million and $3.6 million as of December 31, 2001 and 2000, respectively. OxyVinyls earns interest on these deposits which will be returned to OxyVinyls upon termination of the LaPorte Lease. All obligations under the LaPorte Lease are guaranteed by OPC.

         Rent expense was approximately $26.6 million for the year ended December 31, 2001, $29.9 million for the year ended December 31, 2000 and $21.5 million for the period from April 30, 1999 through December 31, 1999. Rent expense is included in cost of sales in the consolidated statements of operations.

     Other -
     -----

         OxyVinyls has entered into an agreement providing for the following future payments (in thousands) to purchase brine, a raw material utilized in chlor-alkali production. At December 31, 2001, the net present value of the fixed and determinable portion of the obligation under this agreement was used to collateralize financing of the brine supplier.

         2002                                                   $       588
         2003                                                           547
         2004                                                           509
         2005                                                           473
         2006                                                           440
         Thereafter                                                   2,373
                                                                -----------
                                                                $     4,930
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

         Also, see Note 2 and Note 9 related to income taxes and Note 10 and 11 regarding related parties.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000




(8)      RETIREMENT PLANS AND POSTRETIREMENT BENEFITS -

         OxyVinyls participates in various defined contribution retirement plans sponsored by OPC for its salaried, domestic union and nonunion hourly, and certain foreign national employees that provide for periodic contributions by OxyVinyls based on plan-specific criteria, such as base pay, age level, and/or employee contributions. OxyVinyls expensed approximately $9.2 million, $8.2 million and $4.7 million, for the years ended December 31, 2001 and 2000, and for the period from April 30, 1999 through December 31, 1999, respectively, under the provisions of these plans.

         OxyVinyls provides medical and dental benefits and life insurance coverage for certain active, retired and disabled employees and their eligible dependents. The benefits generally are funded by OxyVinyls as they are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period. The total benefit costs, including the postretirement costs, were approximately $7.9 million in 2001, $7.2 million in 2000 and $5.0 million during the period from April 30, 1999 through December 31, 1999.

         The following table sets forth the components of the net periodic benefit costs from OxyVinyls' postretirement benefit plans (in thousands)

                                                                       For the           For the         April 30, 1999
                                                                      Year Ended        Year Ended          Through
                                                                     December 31,       December 31,       December 31,
                                                                          2001              2000               1999
                                                                    --------------     --------------     --------------

         Service cost--benefits earned during the period            $          621     $          573     $          625
         Interest cost on benefit obligation                                 1,187              1,057                827
                                                                    --------------     --------------     --------------

         Net periodic benefit cost                                  $        1,808     $        1,630     $        1,452
                                                                    ==============     ==============     ==============

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

         The following table sets forth the reconciliation of the beginning and ending balances of the benefit obligation for OxyVinyls' postretirement benefit plans (in thousands):

     Changes in benefit obligation:                                                            2001                2000
                                                                                            ---------           ---------
              Benefit obligation - beginning of year                                         $ 15,254            $ 11,942
              Service cost - benefits earned during the period                                    621                 573
              Interest cost on projected benefit obligation                                     1,187               1,057
              Actuarial loss                                                                    1,814               1,697
              Benefits paid                                                                      (189)                (15)
                                                                                             --------            --------
              Benefit obligation - end of year                                               $ 18,687            $ 15,254
                                                                                             ========            ========

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


(8)      RETIREMENT PLANS AND POSTRETIREMENT BENEFITS - (continued)

         The postretirement benefit obligations were determined by application of the terms of medical and dental benefits and life insurance coverage, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a Consumer Price Index (CPI) increase of 3 percent as of December 31, 2001 and 2000. Participants pay for all medical cost increases in excess of increases in the CPI. Consequently, increases in the assumed healthcare cost trend rates beyond the CPI increase would have no impact on the postretirement benefit obligation at December 31, 2001 and 2000. The discount rate used in determining the benefit obligation was 7.0 percent, 7.75 percent, and 7.75 percent as of December 31, 2001 and 2000 and for the period from April 30, 1999 through December 31, 1999, respectively.

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

         The following table sets forth the funded status and the amount recognized in OxyVinyls' consolidated balance sheets for postretirement benefit obligations at December 31, 2001 and 2000 (in thousands):

                                                                2001                2000
                                                            -----------         -----------

              Funded status                                   $(18,687)           $(15,254)
              Unrecognized net loss                              2,185                 371
                                                              --------            --------
              Postretirement benefit obligations              $(16,502)           $(14,883)
                                                              ========            ========


(9)      INCOME TAXES -

         Deferred foreign income taxes reflect the future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. At December 31, 2001 and 2000, OxyVinyls had deferred tax liabilities of $1.1 million and $1.6 million, respectively, which are included in deferred credits and other liabilities on the consolidated balance sheets. The temporary differences resulting in deferred tax liabilities are primarily related to property, plant and equipment.

         The current and deferred (benefit)/provision for income tax was $(1.3) million and $(.5) million, respectively, for the year ended December 31, 2001, $(1.4) million and $1.3 million, respectively, for the year ended December 31, 2000 and $3.4 million and $.3 million, respectively, for the period from April 30, 1999 through December 31, 1999. Additionally, the Partnership paid certain minimum state and federal taxes of approximately $.7 million for the year ended December 31, 2000.

         OxyVinyls is subject to audit by taxing authorities in various tax jurisdictions. Management believes that any required adjustments to OxyVinyls' tax liabilities will not have a material adverse impact on its financial position or results of operations.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000





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

         Under terms of the Agreement, OPC has committed to loan OxyVinyls, on a revolving basis, up to $104 million as of December 31, 2001.

         PolyOne has guaranteed $42.3 million of the OxyVinyls' loans payable to OPC. This guarantee terminates on the later of April 30, 2002, or when OxyVinyls attains a defined amount of earnings before income taxes, depreciation and amortization.

         OPC loans to OxyVinyls cannot decrease below a minimum required balance of $42.3 million before the termination of the PolyOne guarantee. The loan payable to OPC was $42.3 million at December 31, 2001 and 2000. In order to maintain the loan at the minimum required balance, any excess cash collected by OPC is held in the form of interest bearing deposits under terms of the Agreement. These deposits are considered loans receivable from OPC. As of December 31, 2001 and 2000, the balance of loans receivable from OPC was $59.8 million and $88.3 million, respectively. The OxyVinyls' loans payable and receivable to/from OPC, including interest, has been combined and recorded as loans receivable from OPC, net in the accompanying consolidated balance sheets.

         Loans payable to OPC accrue interest at the reported one-month London Interbank Offered Rate (LIBOR) plus a calculated variable margin. Loans receivable from OPC accrue interest at the reported one-month LIBOR. Net interest expense (income) under the Agreement totaled $1.5 million for the year ended December 31, 2001, $(.1) million for the year ended December 31, 2000 and $4.5 million for the period from April 30, 1999 through December 31, 1999. Fees payable to OPC under the Agreement totaled $.2 million for the year ended December 31, 2001, $.3 million for the year ended December 31, 2000, and $.4 million for the period from April 30, 1999 through December 31, 1999. These fees are included in other operating expenses.

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

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000



(11)     RELATED PARTY TRANSACTIONS - (continued)

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

         OxyVinyls' sales of VCM to OCC under the terms of these agreements were approximately $27.5 million and $45.2 million for the years ended December 31, 2001 and 2000, respectively, and $25.9 million for the period from April 30, 1999 through December 31, 1999. OxyVinyls' sales of PVC and VCM to PolyOne under the terms of these agreements were approximately $184 million and $297 million for the years ended December 31, 2001 and 2000, respectively, and $220 million for the period from April 30, 1999 through December 31, 1999.

         OxyVinyls sells chlor-alkali and other specialty products to OCC under the terms of a sales agreement that expires on December 31, 2013. This agreement requires OCC to purchase at market price all chlor-alkali products produced by OxyVinyls that are not required for its internal uses. This agreement also requires OCC to purchase all specialty products produced by OxyVinyls at full manufacturing cost. This agreement also requires OxyVinyls to pay OCC a fee for marketing excess chlor-alkali products to third parties. OxyVinyls sold $218.2 million, $181.7 million, and $102.7 million of chlor-alkali and specialty products to OCC during the years ended December 31, 2001 and 2000 and for the period from April 30, 1999 through December 31, 1999, respectively. OxyVinyls paid $19.9 million, $22.0 million and $14.7 million to OCC for the marketing fee during the years ended December 31, 2001 and 2000, and for the period from April 30, 1999 through December 31, 1999, respectively.

         OxyVinyls purchases ethylene from Equistar Chemicals LP ("Equistar"), an equity investee of OCC, under the terms of two agreements. The first agreement requires that OxyVinyls purchase ethylene at market price, 250 million pounds during the year 2000 and 200 million pounds in each of the years 2001 through 2003 for the LaPorte VCM facility. This agreement expires December 31, 2003. Under the terms of the second agreement, OxyVinyls purchases ethylene requirements for the Deer Park VCM and OxyMar facilities at Equistar's weighted average selling price, as defined in the agreement. This agreement expires on December 31, 2013. OxyVinyls purchased $193.1 million, $170.5 million and 178.3 million of ethylene from Equistar under the terms of these agreements during the years ended December 31, 2001 and 2000, and for the period from April 30, 1999 through December 31, 1999, respectively.

         OxyVinyls purchases chlorine from Sunbelt Chlor Alkali Partnership, an equity investee of PolyOne ("Sunbelt"), under the terms of an agreement that expires on December 31, 2094. This agreement requires OxyVinyls to purchase at market price, less a discount, all chlorine produced by Sunbelt at its chlorine manufacturing process facility in McIntosh, Alabama, up to a maximum of 250 thousand tons per year. OxyVinyls purchased $9.8 million, $38.7 million, and $16.4 million of chlorine from Sunbelt under the terms of this agreement during the years ended December 31, 2001 and 2000, and for the period from April 30, 1999 through December 31, 1999, respectively.

         OxyVinyls purchases VCM from OxyMar under the terms of a VCM purchase agreement that runs until such time as OPC, either directly or through its affiliates, ceases to own an equity interest in OxyMar. The agreement requires OxyVinyls to purchase each year at market prices a minimum of 700 million of the first 1.1 billion pounds of VCM produced and 530 million pounds of the next 1 billion pounds produced by OxyMar. Total purchases under this agreement were $290.7 million, $308.9 million and $204.6 million for the years ended December 31, 2001 and 2000, and for the period from April 30, 1999 through December 31, 1999, respectively.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000



(11)     RELATED PARTY TRANSACTIONS - (continued)

         OxyVinyls incurs costs charged by OCC and PolyOne under the terms of various service and shared facilities agreements. These agreements are in effect generally so long as services continue to be provided between parties and/or facilities continue to be shared. Under the provisions of these agreements, OxyVinyls receives from and makes payments to PolyOne and OCC for shared facilities at Louisville, Kentucky, Pedricktown, New Jersey and Pasadena, Texas. In some cases the agreements contain renewal options at negotiated prices. The net total of these costs were approximately $.7 million, $.5 million and $.1 million for the years ended December 31, 2001 and 2000, and for the period from April 30, 1999 through December 31, 1999, respectively. Additionally, OxyVinyls incured the following costs payable to OCC and PolyOne (in millions).

                                                                    OCC             PolyOne
                                                               ----------         -----------

Administrative and other support services
         For the year ended December 31, 2001                 $      25.6         $      2.9
         For the year ended December 31, 2000                        12.2                7.8
         For the period from April 30, 1999
             through December 31, 1999                                6.9                6.2

Net railcar rent expense (income)
         For the year ended December 31, 2001                 $       5.6         $       --
         For the year ended December 31, 2000                         4.8                (.2)
         For the period from April 30, 1999
             through December 31, 1999                                4.3                 .5

         OxyVinyls had a net receivable from OCC of $16.5 million and $9.0 million as of December 31, 2001 and 2000, respectively.

         OxyVinyls had a net payable to PolyOne of $1.8 million and $6.9 million as of December 31, 2001 and 2000, respectively. The amounts due to PolyOne do not include trade receivables of $16 million and $23 million payable to ORI by PolyOne as of December 31, 2001 and 2000. (See Note 2 and Note 3.)


(12)     TEMPORARY IDLING OF DEER PARK, TEXAS FACILITY -

         On December 27, 2001, OxyVinyls temporarily idled its chlor-alkali manufacturing facility in Deer Park, Texas (the "Deer Park Facility") due to current market conditions. The facility, which has an annual production capacity of approximately 410,000 tons of chlorine and approximately 451,000 tons of its co-product caustic soda, will resume operations when warranted by market conditions. During the period of suspended operations, OCC will supply OxyVinyls with chlorine from other facilities and will continue to meet all customer requirements. Operations at OxyVinyls' VCM, PVC and anhydrous caustic soda facilities at Deer Park will not be impacted by the temporary idling of the chlor-alkali manufacturing facility. For the year ended December 31, 2001, in connection with idling of the Deer Park Facility, OxyVinyls incurred severance and benefit related costs of $10.7 million. Management has reviewed the Deer Park Facility for impairment and believes the carrying value is recoverable.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

(13)     VALUATION AND QUALIFYING ACCOUNTS -

         Approximately 30 employees at various manufacturing facilities were identified in a workforce reduction plan. Certain severance costs of $.9 million and relocation costs of $.9 million were accrued in connection with the formation of the Partnership. Also severance and relocation costs of $2.1 million and $.2 million, respectively, were accrued and charged to expense during the period from April 30, 1999 through December 31, 1999. Total accrued severance and relocation costs are recorded in accrued liabilities and the amount charged to expense during the period from April 30, 1999 through December 31, 1999, is recorded in selling, general and administrative and other operating expenses.

         Severance of $10.7 million related to the Deer Park Facility was recorded in 2001. These costs were recorded in accrued liabilities and the amount charged to expense is recorded in selling general and administrative and other operating expenses. (See Note 12.)

         The following table presents the activity of certain valuation and qualifying accounts for the years ended December 31, 2001 and 2000, and for the period from April 30, 1999 through December 31, 1999 (in millions).

                                                  Balance at                                                 Balance at
                                                  Beginning    Charged to                                      End of
                                                  of Period      Expense       Deductions       Adjustment     Period
                                                  ---------      -------       ----------       ----------     ------

For the year ended December 31, 2001
       Allowance for doubtful accounts            $  --         $   3.2         $  (1.1)        $  (2.1)(d)     $  --
       Allowance for long term doubtful
         accounts                                 $   4.5       $  --           $  --           $  (2.3)(c)     $   2.2

       Severance and other obligations            $  --         $  10.7         $  --           $  --           $  10.7

==========================================        =======       =======         ===========     ===========     =======

For the year ended December 31, 2000
       Allowance for doubtful accounts            $  --         $   1.3         $   (.8)        $   (.5)(d)     $  --
       Allowance for long term doubtful
         accounts                                 $  --         $   4.5         $  --           $  --           $   4.5

       Severance and other obligations            $   3.2       $  --           $  (2.6)(a)     $   (.6)(b)     $  --

==========================================        =======       =======         ===========     ===========     =======

For the period from April 30, 1999
through December 31, 1999
       Allowance for doubtful accounts            $   1.3       $   2.5         $   (.5)        $  (3.3)(d)     $  --

       Severance and other obligations            $   1.8       $   2.3         $   (.9)(a)     $  --           $   3.2

         (a) Payments under the Partnership's plan for termination and relocation of certain employees.
         (b)      Adjustment to cost of acquisition.
         (c)      Adjusted to income.
         (d)      Allowance balance transferred to ORI, net.