Form 10-K, Exhibit 13
period 2002-12-31
POLYONE CORP
filed 2003-03-27
CIK 1122976

                                                                    Exhibit 13.1


POLYONE...

                                                            Focus on performance
                                                         Innovative technologies
                                                  Significant earnings potential
                                                      Talented, dedicated people
                                                Reliable, cost-efficient service
                                                                Global expansion
                                                       Modern manufacturing base
                                                                Market knowledge


                                                                  [POLYONE LOGO]
                                                              2002 Annual Report

PolyOne
 at a glance


Total assets                       $2.0 billion
People worldwide                   7,600
Plants                             66
Countries with plants              20
Raw material suppliers             2,000
Countries where we sell            35
Customers greater than             10,000
Products greater than              35,000


Business Platforms
Sales in millions

$2.5 billion in 2002 sales revenues*

Elastomers and Performance Additives         $ 364     14%
Vinyl Compounding                            $ 627     24%
Color & Additives                                      13%
    - N.A.                                   $ 194
    - Europe & Asia                          $ 147
Engineered Materials                                   13%
    - N.A.                                   $ 140
    - Europe & Asia                          $ 192
Engineered Films                             $ 153      6%
Specialty Resins and Formulators             $ 265     10%
Distribution                                 $ 520     20%

*Excluding corporate, eliminations and other of $104 million


Diverse End Markets
Auto                                  15%
Construction                          25%
Durable                               10%
Non-durable                           14%
Business Equipment &
     Telecommunications                9%
Industrial Applications               11%
Miscellaneous                         16%
       % of Total Sales

FINANCIAL HIGHLIGHTS
                                                                 Year Ended
                                                                 December 31,
                                                              2002         2001
--------------------------------------------------------------------------------
REPORTED RESULTS (1, 2)
    SALES                                                  $2,498.2    $2,581.1
    EMPLOYEE SEPARATION AND PLANT PHASEOUT                      1.1        36.1
    OPERATING INCOME (LOSS)                                    38.9       (29.5)
    LOSS BEFORE DISCONTINUED OPERATIONS AND
     CUMULATIVE EFFECT OF A CHANGE IN  ACCOUNTING              (6.6)      (47.1)
    NET LOSS                                                  (58.9)      (46.1)
    CAPITAL EXPENDITURES                                       75.1        78.1
    DEPRECIATION AND AMORTIZATION                              72.5        89.2
    TOTAL LONG-TERM DEBT (year end)                           583.2       431.4
    STOCKHOLDERS' EQUITY (year end)                           579.7       713.4
    DILUTED LOSS BEFORE DISCONTINUED OPERATIONS
     AND CUMULATIVE EFFECT OF A CHANGE IN
     ACCOUNTING PER SHARE                                  $  (0.07)   $  (0.52)
    DILUTED EARNINGS (LOSS) PER SHARE                         (0.65)      (0.51)
    WEIGHTED-AVERAGE COMMON SHARES USED TO
         COMPUTE DILUTED EARNINGS PER SHARE (in millions)      90.8        89.8
    NUMBER OF EMPLOYEES (year end)                            7,600       8,200
--------------------------------------------------------------------------------
(1) See Management"s Analysis beginning on page 6 for a description of the audited reported results.

(2) Reported results include special items, which are summarized in the table on page 12.


2002
SALES BY SEGMENT*
Dollars in millions

PERFORMANCE PLASTICS              $1,719          66%
DISTRIBUTION                      $  520          20%
ELASTOMERS AND
     PERFORMANCE ADDITIVES        $  364          14%

*Excluding corporate, eliminations and other of $104 million


2002
SALES
BY GEOGRAPHIC REGION
Dollars in millions

United States                     $1,915           76%
Europe                            $  292           12%
Canada                            $  168            7%
Asia                              $   78            3%
Mexico                            $   45            2%


                                                           POLYONE CORPORATION 1

To Our Shareholders:

Since we formed PolyOne in September 2000, we have pursued an aggressive agenda to create a unified company built on reliable, cost-efficient service to customers and capable of consistent growth and strong financial results. The changes we have initiated are both necessary and beneficial but, in the midst of prolonged economic recession, our sales and financial results have not met our expectations.

     In 2002, we undertook a thorough reassessment of our cost structure, our organization and our portfolio of businesses. We entered 2003 with urgency and focus to unleash the substantial earnings potential that PolyOne possesses.

     In these pages, I will review our actions and accomplishments of the past year. More important, I will explain how we intend to build on this foundation in the year ahead to renew sales growth and drive significant earnings improvement.

     We move forward confident of the enterprise we are creating. Our business model is sound and the opportunity exists for long-term profitability, regardless of the vagaries of the economy. We laid much of the groundwork for success in 2002.


2002: Building the Foundation

Our "to-do" list for 2002 called for launching new projects and extending or completing major initiatives begun the year before:

     - The consolidation and modernization of our North American manufacturing assets in our Vinyl Compound, Color and Additives, and Engineered Materials businesses was essentially finished. We expect to realize annual operating savings of $50 million from our investment of approximately $45 million. Yet, this project was much more than a cost-cutting move. It also addressed specific operational and service issues. Today, these businesses have a modern, cost-efficient manufacturing base.

     - We extended our unified global information technology system, which is nearly complete; we will finalize new information systems for Singapore, Thailand and Spain in 2003. This invaluable tool helps multiple areas of our business: sourcing, logistics, production planning, customer data and finance. In practical terms, the system provides us with faster, better information for smarter decision making.

     - By year end, we had realized approximately $150 million in annualized income improvements compared with the base year 2000, and we are on target to attain our original goal of a total $200 million in these value capture initiatives by the end of 2003.

     - Responding to continuing sales growth in our international operations, we embarked on a multi-phase expansion of our booming Asian business. Adding to four existing plants, we opened a customer support laboratory and sales office in southern China. We also expanded polymer compounding and color concentrates capacity in the Shanghai area.

     - In another move to strengthen our international business, we completed the acquisition of Transformacion de Pigmentos y Colorantes, S.A. (Transcolor), a large color concentrates producer near Pamplona in northern Spain. Transcolor bolsters our product platform and delivery of color and additive concentrates to customers in Spain and Portugal.

     - PolyOne Distribution added our Geon brand vinyl compounds to its product offering - a highly successful conversion from a third-party distributor, which propelled the business to a 12 percent sales improvement in 2002 compared with 2001.

     - As promised, we became more active in acquiring new technologies. We forged agreements with respected partners such as DuPont Dow Elastomers; Nanocor, Inc.; and Noveon, Inc. to manufacture and market innovative new products with high growth potential. We also introduced a new wall-covering technology based on polyolefins.


2 POLYONE CORPORATION

"We move forward confident of the enterprise we are creating. Our business model is sound and the opportunity exists for long-term profitability, regardless of the vagaries of the economy."


     - We achieved an important goal in the integration of PolyOne with the establishment of a unified employee benefits program that covers most PolyOne people in the United States. Now, almost everyone is governed by the same policies on compensation, health care and other benefits - a big step toward building a cohesive team.

     - Taking advantage of our scale and systems, we created opportunities unavailable to many of our competitors in terms of a unified North American logistics network and integrated raw material supply. We opened our first raw material distribution warehouse that will allow us to more cost effectively purchase quantities of small-use materials such as pigments.


2003: Higher Sales, Lower Costs

These achievements are the bedrock on which we are building a better, stronger PolyOne that delivers value to customers, wins in the marketplace and earns a good return for investors. Nevertheless, with continuing economic weakness and a more competitive marketplace, we took a hard look at ourselves in 2002 and concluded that more change was needed. We complemented our internal assessment with in-depth surveys in which we asked our customers to rate us on attributes such as quality, price, delivery, service and value.

     On the strength of our own evaluation and our customers' feedback, we entered 2003 with attention to four key initiatives for immediate and long-term marketplace effectiveness.

     CUSTOMER TARGETS: We are focusing resources on customers who provide the best opportunities for growth and profitability. Not every customer has identical needs. Our job is to match our service to the needs of our various customer segments, ensuring that our cost to serve meets the customer's willingness to pay.

     In addition, each business unit has the objective to make it easier for customers to do business with us and to improve our speed of response. We will use our customer segmentation and survey results to address customers' needs first and foremost. We expect to grow faster than our markets by helping our customers do the same.

     THE LOW-COST PROVIDER: Polymer services business is won first on cost, reliability and speed - especially in these tough economic times. We need to reduce our costs continually, and our customers expect us to help them do likewise. The upgrade of our North American manufacturing assets gives us a boost in our drive to become more cost competitive, but we need to do more.

     In January, we eliminated approximately 400 salaried positions in overhead areas and centralized some administrative functions such as human resources and information technology. These actions, combined with non-personnel reductions, will help us in our drive to bring our selling and administrative (S&A) costs to an objective of less than 10 percent of sales and keep them there.

     We are being proactive, rather than waiting for the economy to rebound. In 2003, we expect to reach our value capture initiatives goal and continue to reduce costs. Our new facilities and systems will help us gain a competitive advantage by establishing PolyOne as the most reliable cost-efficient producer.


                                                           POLYONE CORPORATION 3

"To our suppliers, we offer entry into more markets than any of our competitors can deliver. Our customers trust our products. By being the best at satisfying their needs, we will gain momentum and grow together."


     SIMPLIFIED WORK: Our customers tell us that they want the same thing each of us wants whenever we make a purchase: fast, right, cost-efficient, hassle-free service. That means they want on-time shipments of defect-free products at the lowest possible price. And, they want it to be easy to do business with us.

     In response, we have realigned our North American Plastic Compounds and Colors operations, transitioning from numerous market-based sales teams to three distinct, product-focused teams for Vinyl Compounds, Color and Additives, and Engineered Materials. We will maintain market-based teams in a few select areas, such as wire and cable and packaging, in which customers find the greatest value in our capability to cross sell the full range of PolyOne products.

     With fewer layers of authority in a simplified organization, we will respond more quickly, enhancing our position as customers continue to seek lower costs. This new alignment also helps us link marketing programs and technologies on a global basis, an increasingly important opportunity.

     NEW TECHNOLOGY: Even as we reduce our costs, we are increasing our investment in research and development. Our customers are interested in new performance features, especially new ideas that will help them lower their costs.

     We are consolidating our laboratory personnel and equipment at our new PolyOne Solution Center in Avon Lake, Ohio. Here, PolyOne scientists and technicians have expanded resources to accelerate product development across a wide range of our key product lines.

     In addition, we are excited by the steady stream of major polymer and additive suppliers that are selecting PolyOne to help them commercialize their technical innovations. They value our knowledge of a wide range of markets, our technical depth and our global reach. These strengths are unique. In the long run, our customers benefit as PolyOne brings them the best new technologies to help them meet their goals.

     We are now executing in all four of these areas. The overall goal behind this work is clear: Increase our sales and lower our costs. We believe we are building on a solid foundation. Our suppliers and customers are eager to work with us. To our suppliers, we offer entry into more markets than any of our competitors can deliver. Our customers trust our products. By being the best at satisfying their needs, we will gain momentum and grow together.


Financial Review

Our management team is committed to improving PolyOne's financial performance, and we are united in our resolve to improve both immediately and for the long term. This year, we are driving toward a sales growth objective of 3 percent to 5 percent in a flat economy(1). New income sources should include additional value capture initiatives, S&A savings from our recent overhead reduction, and improved results in our Resin and Intermediates businesses. These units should be solid contributors, assuming that energy costs do not erode an apparent upswing in the cycle for these basic materials.

     Within the last two years, we invested nearly $150 million companywide in our infrastructure. A major part of this investment was the upgrade of our U.S. manufacturing assets, which is now complete. Accordingly, our capital expenditures will decline to approximately $50 million from $75 million last year. Even at this reduced level, we have allocated funds to help capture the growing opportunities in Asia and Europe.

(1) See Forward-looking Statements, page 45.


4 POLYONE CORPORATION

     Another action that will increase cash flow is the suspension of our quarterly dividend. Unpopular as this decision may be, it was the right one because dividends should come from earnings, and we were not earning a sufficient amount to justify the annual $23 million payout. We have stated repeatedly that we expect PolyOne to be a strong cash generator, and that the Board of Directors will reconsider the dividend when earnings justify it.

     We also have been open about seeking to change our business portfolio by divesting our non-core assets. Initially, we would use the proceeds to reduce debt; we have commented that this reduction could be in the range of $200 million to $300 million. Our debt structure does not require the sale of any business, and we have no fixed timetable. We will take this step only if we receive fair value.

     This action would, however, provide us with financial flexibility in a tenuous economy and it would better position us to invest rapidly in strategically important projects when earnings rebound. We still see investment and consolidation opportunities in our industry.


Ethics That Endure

In the wake of several widely reported instances of corporate corruption in 2002, I would be remiss if I did not address PolyOne's ethical standards. I am proud to say that full, open disclosure always has been the norm for us.

     With respect to corporate governance, you can take comfort in knowing that PolyOne's Board of Directors comprises non-employees only, with the exception of myself. Executive compensation is closely tied to performance. We already were living the practices the New York Stock Exchange is now demanding of all listed companies.

     Our core values - excellence, integrity, innovation, teamwork, respect for all - apply to everyone at every level of the organization, not just those in leadership positions. In this spirit, we have codified our ethical business practices in documents and training for all PolyOne people. We encourage our people to report questionable conduct and to seek clarification if they are unsure of the right thing to do in a given situation.


Our Promise to You

We have embarked on a watershed year in PolyOne's short history. Many challenges remain, yet we believe deeply that our Company has the makings for sustained growth and profitability. I salute our talented people for their past contributions, and I am confident that they are more than equal to the task ahead. We will perform and reward the fidelity of our customers and of you, our shareholders. I thank you for your support. We will not rest until we have created the success you expect and deserve.


[PHOTO OF THOMAS A. WALTERMIRE]

/s/ Thomas A. Waltermire
Thomas A. Waltermire
Chairman of the Board,
President and Chief Executive Officer

March 21, 2003


                                                           POLYONE CORPORATION 5

MD&A:

MANAGEMENT'S ANALYSIS - RESULTS OF OPERATIONS


PolyOne Corporation (PolyOne or Company) is a leading global polymer services company, with worldwide annual sales of approximately $2.5 billion. PolyOne's 2002 sales and operating results were significantly impacted by the continued weakness in the manufacturing sector of the U.S. economy. The U.S. industrial manufacturing economic index (excluding high technology) for 2002 averaged approximately 1% below the 2001 average and 7% below the index peak in June 2000. Commencing in the second half of 2000, the slowdown of the U.S. economy has significantly reduced customer product demand and resulted in lower sales and earnings in both PolyOne's consolidated businesses and the operations of our equity affiliates. While lower sales in 2002 resulted primarily from economic conditions, some market share losses occurred in the North American color and additive concentrate, vinyl compound, and elastomer and performance additive markets. In 2002, however, we saw some recovery in demand and margins of both the U.S. polyvinyl chloride (PVC) resin industry and the chlor-alkali industry, in which PolyOne has equity affiliates. Partially offsetting the negative U.S. economic forces were PolyOne's continuing initiatives to restructure our operations following the consolidation and formation of PolyOne in 2000. At the end of 2002, we had realized approximately three-quarters of the strategic value capture initiatives announced in 2001 - which consist of specific programs to structurally reduce material, manufacturing, logistics, and selling and administrative costs and to increase sales growth - with the remainder expected to be realized in 2003.

     PolyOne was formed on August 31, 2000 from the consolidation of The Geon Company (Geon) and M.A. Hanna Company (Hanna). The PolyOne consolidation was accounted for as a purchase business combination, with Geon as the acquiring entity. Accordingly, PolyOne's "reported results" under generally accepted accounting principles (GAAP) for the year ended December 31, 2000 reflect the operating results of Geon for eight months prior to the consolidation, and of PolyOne for four months (which include the operating results of Hanna from the date of consolidation).

     In the commentary that follows, "pro forma results" are also provided for the 2000 operating results because of the significant and pervasive impact of the merger on comparative data. The 2000 pro forma operating results assume that the consolidation of Geon and Hanna occurred prior to the period presented. Further, the 2000 pro forma operating results assume that Hanna's sale of its Cadillac Plastic business, recognized in the second and third quarters of 2000, occurred prior to the period presented. The 2000 pro forma operating results do not include any then-future profit improvements and cost savings or associated costs, including restructuring costs expected or subsequently resulting from the integration of Geon and Hanna. The 2000 pro forma operating results are provided for illustrative purposes only, and do not necessarily indicate the operating results that would have occurred.


6 POLYONE CORPORATION

MD&A:

SUMMARY OF CONSOLIDATED OPERATING RESULTS

(In millions, except per share data)

                                                                          Year Ended December 31,
                                                           --------------------------------------------------
                                                                                                    Pro Forma
                                                                     Reported Results                Results
                                                           --------------------------------------------------
                                                             2002          2001          2000          2000
                                                           --------------------------------------------------
SALES                                                      $2,498.2      $2,581.1      $1,861.3      $3,069.2

OPERATING INCOME (LOSS)                                        38.9         (29.5)         63.9         113.1

NET INCOME (LOSS)                                             (58.9)        (46.1)         15.9          52.4

(INCOME) FROM DISCONTINUED OPERATIONS - AFTER TAX              (1.4)         (1.0)         (0.7)         (1.6)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING -
  AFTER-TAX EXPENSE                                            53.7            --            --            --

INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS AND
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING - AFTER TAX    $   (6.6)     $  (47.1)     $   15.2      $   50.8

EARNINGS (LOSS) PER SHARE, DILUTED                         $  (0.65)     $  (0.51)     $   0.26      $   0.57

EARNINGS (LOSS) PER SHARE BEFORE DISCONTINUED
  OPERATIONS AND CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING, DILUTED                                   $  (0.07)     $  (0.52)     $   0.25      $   0.55

EFFECT ON EARNINGS PER SHARE OF EXCLUDING SPECIAL
  ITEMS, INCREASE (DECREASE)(1)                            $   0.10      $   0.40      $   0.15      $  (0.04)

EFFECT ON EARNINGS PER SHARE OF EXCLUDING GOODWILL
  AMORTIZATION EXPENSE, INCREASE                           $   0.00      $   0.17      $   0.09      $   0.16

OTHER DATA:

  NET CASH PROVIDED (USED) BY:

    OPERATING ACTIVITIES OF CONTINUING OPERATIONS          $  (32.7)     $  303.4      $   88.2

    INVESTING ACTIVITIES OF CONTINUING OPERATIONS             (78.6)        (72.4)         16.3

    FINANCING ACTIVITIES OF CONTINUING OPERATIONS             136.4        (249.7)       (117.4)

  EBITDA(2)                                                $  111.4      $   59.7      $  120.5      $  212.1

  RECONCILIATION(2):

    INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS AND
      CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING          $   (6.6)     $  (47.1)     $   15.2      $   50.8

    INCOME TAX EXPENSE (BENEFIT)                               (5.2)        (27.1)          9.4           7.2

    INTEREST EXPENSE, NET                                      41.5          38.4          34.7          51.5

    OTHER EXPENSE, NET                                          9.2           6.3           4.6           3.6

    DEPRECIATION AND AMORTIZATION                              72.5          89.2          56.6          99.0
-------------------------------------------------------------------------------------------------------------
    EBITDA                                                 $  111.4      $   59.7      $  120.5      $  212.1
=============================================================================================================


(1) Special items in all years related primarily to restructuring initiatives, the sale of equity investments, and merger and integration costs, and are summarized and explained in the table titled "Summary of Special Items" on page 12.

(2) EBITDA is defined as income before discontinued operations and cumulative effect of a change in accounting, income taxes, net interest expense, net other expense, and depreciation and amortization expense. EBITDA excludes net other expense because the financing cost of the receivables sale facility is the largest component. EBITDA is a non-GAAP measure and should not be considered an alternative to any other measure of performance in accordance with GAAP. PolyOne presents EBITDA because management believes that EBITDA could be useful for investors in assessing our operating performance and our performance relative to our financial obligations. Additionally, EBITDA is a measure commonly used by financial analysts because of its usefulness in evaluating operating performance. EBITDA, as used by PolyOne, is not necessarily comparable with similarly titled measures of other companies. The table above presents a reconciliation from income (loss) before discontinued operations and cumulative effect of a change in accounting to EBITDA.

2002 RESULTS OF OPERATIONS

In December 2002, PolyOne sold its 70% interest in So.F.teR S.p.A. (Softer), an Italian compounder of thermoplastic materials. With the sale, all historical operating results of this business have been reported separately as a discontinued operation. The business was previously included within PolyOne's Performance Plastics business segment. For more information regarding this discontinued operation, see Note D to the Consolidated Financial Statements.

     PolyOne's total sales for 2002 were $2.5 billion, a decrease of $82.9 million, or 3%, from 2001. The Distribution business segment was the only business segment to demonstrate 2002 sales improvements compared with 2001, due primarily to increased sales of vinyl
                                                           POLYONE CORPORATION 7

MD&A:

MANAGEMENT'S ANALYSIS - RESULTS OF OPERATIONS


compounds produced by PolyOne's Performance Plastics business segment. Prior to 2002, most of these sales were made through a third-party distributor. The 2002 sales of vinyl compounds produced by our Performance Plastics business segment through the Distribution business segment also increased the 2002 inter-segment sales elimination.

     Operating income was $38.9 million in 2002 compared with a loss of $29.5 million in 2001. The operating loss in 2001 includes amortization expense related to goodwill of $18.0 million. Effective January 1, 2002, PolyOne no longer amortizes goodwill. EBITDA was $111.4 million in 2002 and $59.7 million in 2001. The change in EBITDA between 2002 and 2001 was due primarily to special items incurred during each year. Special items in both years related primarily to restructuring initiatives and the sale of equity investments, and are summarized and explained in the table titled "Summary of Special Items" on page
12. Special items totaled expense of $14.0 million in 2002 and $61.1 million in 2001. Accordingly, before the impact of special items, EBITDA in 2002 was $2.8 million higher than in 2001. This modest increase was driven by the net effect of improved earnings of our Resin and Intermediates business segment and the benefit of strategic value capture initiatives less lower sales and margin compression that occurred primarily in our vinyl compounds and specialty resins product groups.

     The net loss in 2002 was $58.9 million and included an after-tax charge for the cumulative effect of a change in goodwill accounting of $53.7 million. The 2002 loss before discontinued operations and cumulative effect of a change in accounting was $6.6 million, or $40.5 million better than the comparable amount in 2001. The 2002 loss included special charges of $9.3 million compared with 2001 expense of $35.9 million.

     Interest expense increased $1.7 million to $42.4 million for 2002. Impacting 2002 interest expense was the second-quarter issuance of $200 million aggregate principal amount of senior debt at 8.875%, net of the debt retired upon issuance, offset by the favorable impact of interest rate swap agreements. Additionally, the average amount outstanding under the revolving credit facility was reduced in 2002 compared with 2001.

     Other expense, net, includes the finance costs associated with the receivables sale facility, foreign currency gains and losses, and other miscellaneous expenses. For 2002, other expense, net, was $9.2 million compared with $6.3 million for 2001. The 2002 increase of $2.9 million in other expense, net, compared with 2001 was due to a litigation settlement gain recognized in 2001. Additionally, for the year ended December 31, 2002, costs associated with the receivables sale facility decreased $3.3 million. The decrease in receivables sale facility costs resulted from lower interest rates in 2002, along with a lower average level of receivables sold during 2002 compared with 2001.

     The effective income tax rate benefit in 2002 was 44.1% compared with a benefit of 36.5% in 2001. The benefit was due principally to the effect of permanent differences, such as non-deductible goodwill amortization in 2001.

     Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." In accordance with this statement, we ceased amortization of all goodwill and indefinite-lived intangible assets. During the first quarter of 2002, we also completed the transitional review for goodwill impairment required under SFAS No. 142. The review indicated that goodwill related to the 1999 acquisition of our Engineered Films operations was impaired as of January 1, 2002. Accordingly, we measured and recognized a pre-tax charge of $54.7 million ($53.7 million after tax) as a cumulative effect of a change in accounting principle. The year 2001 included pre-tax goodwill amortization of $18.0 million ($14.6 million after tax).


BUSINESS SEGMENT INFORMATION

Senior management uses operating income before special items and EBITDA before special items to assess performance and allocate resources to business segments. For a reconciliation from operating income to operating income before special items to EBITDA before special items and EBITDA to EBITDA before special items, see the following table. Operating income before special items and EBITDA before special items are non-GAAP measures, and should not be considered an alternative to any other measure of performance in accordance with GAAP. Senior management presents operating income before special items and EBITDA before special items when discussing the results of operations of the business segments because senior management believes such measures are useful in assessing the underlying earnings power and operating cash flows of each business segment. Special items include gains and losses associated with the specific strategic initiatives such as restructuring or consolidation of operations, gains and losses attributable to divestment of joint ventures, and certain one-time items. Accordingly, senior management believes that excluding special items provides insight into the underlying results of operations of each of PolyOne's business segments. Operating income before special items and EBITDA before special items may not be comparable to financial performance measures presented by other companies.


8 POLYONE CORPORATION

(In millions)                                    Year Ended December 31,
                                          --------------------------------------
                                                                      Pro Forma
                                               Reported Results        Results
                                          --------------------------------------
                                               2002        2001         2000
                                          --------------------------------------
Sales:
  Performance Plastics                     $  1,718.8   $  1,764.6   $  2,110.2
  Elastomers and
    Performance Additives                       363.9        402.6        482.2
  Distribution                                  519.7        462.6        506.7
  Resin and Intermediates                          --           --           --
  Other                                        (104.2)       (48.7)       (29.9)
--------------------------------------------------------------------------------
                                           $  2,498.2   $  2,581.1   $  3,069.2
================================================================================
EBITDA before special items:
  Performance Plastics                     $     97.2   $    119.2   $    148.4
  Elastomers and
    Performance Additives                        23.1         26.8         45.3
  Distribution                                    8.8          2.5         14.6
  Resin and Intermediates                        11.4        (12.6)        27.9
  Other                                         (16.9)       (15.1)       (11.2)
--------------------------------------------------------------------------------
                                           $    123.6   $    120.8   $    225.0
================================================================================
Operating income (loss)
  before special items:
  Performance Plastics                     $     41.5   $     51.0   $     71.5
  Elastomers and
    Performance Additives                        11.4         10.2         26.5
  Distribution                                    7.0         (0.4)        11.3
  Resin and Intermediates                        10.6        (12.6)        27.9
  Other                                         (17.6)       (16.6)       (11.2)
--------------------------------------------------------------------------------
                                           $     52.9   $     31.6   $    126.0
================================================================================
Reconciliation
  Operating income (loss)                  $     38.9   $    (29.5)  $    113.1
  Special items, expense                         14.0         61.1         12.9
--------------------------------------------------------------------------------
  Operating income before
    special items                                52.9         31.6        126.0
  Depreciation and amortization                  72.5         89.2         99.0
  Accelerated depreciation in
    special items                                (1.8)           -            -
--------------------------------------------------------------------------------
    EBITDA before
      special items                        $    123.6   $    120.8   $    225.0
================================================================================
    EBITDA                                 $    111.4   $     59.7   $    212.1
  Impact of special items,
    expense                                      12.2         61.1         12.9
--------------------------------------------------------------------------------
      EBITDA before
        special items                      $    123.6   $    120.8   $    225.0
================================================================================

     For additional information regarding reported business segment disclosures, see Note T to the Consolidated Financial Statements.


     PERFORMANCE PLASTICS had 2002 sales of $1.7 billion, a decrease of 3% from 2001. A breakdown of 2002 segment sales, by primary product group, is as follows:

                                                                      2002
                                                     2002 Sales $  Shipment Lbs.
                                      2002 Sales $    % Change      % Change
                                      % of Total      vs. 2001      vs. 2001
                                      ------------------------------------------
North American Plastic
  Compounds and Colors                    56%            -9%           -4%
International Plastic
  Compounds and Colors                    20             15             7
Specialty Resins and Formulators          15              3             4
Engineered Films                           9             -4            -3
--------------------------------------------------------------------------------
TOTAL PERFORMANCE PLASTICS               100%            -3%           -1%
================================================================================

     The 2002 sales of $1.7 billion were $45.8 million below 2001 and primarily reflect lower sales in North American Plastic Compounds and Colors, partially offset by strong demand in Asia and the favorable euro currency exchange impact, which increased U.S. dollar reported sales by $15.9 million, or 5%. North American Plastic Compounds and Colors has experienced softened demand in nearly all markets for vinyl, in addition to lower average selling prices compared with 2001. Vinyl compound volumes declined 6% while sales revenue declined 8% during 2002, with the most notable product platform deterioration occurring within the wire and cable applications. Contributing to the lower 2002 sales was some loss in market share in the North American color and additive concentrate and vinyl compound markets. The market share loss in the vinyl compound market resulted both from defending selling price and customers taking production in house.

     EBITDA before special items was $97.2 million in 2002, a decrease of $22.0 million from 2001, reflecting lower segment sales and lower vinyl compound and specialty resin margins, partially offset by the impact of strategic value capture initiatives in addition to economy-driven cost reduction programs totaling $10 million to $12 million. In 2002, seven plants within the Performance Plastics business segment were closed as part of PolyOne's restructuring initiatives.

     ELASTOMERS AND PERFORMANCE ADDITIVES sales in 2002 were $363.9 million, a decrease of $38.7 million, or 10%, from 2001. The decline in year-over-year sales was the result of lower sales volumes in the compounding and tire-tolling platforms. Within compounding, approximately one-half of the sales volume decrease was due to customers taking production back in house, while another one-third of the sales volume decrease was due to low-margin business for which PolyOne chose not to compete. In addition, we lost approximately $3 million of sales in Canada as a result of closing our Canadian facility in the fourth quarter of 2001.


                                                           POLYONE CORPORATION 9

MD&A:

MANAGEMENT'S ANALYSIS - RESULTS OF OPERATIONS


     EBITDA before special items was $23.1 million in 2002, a $3.7 million decrease from 2001, resulting largely from the aforementioned sales declines, partially offset by the full-year savings from the plant facility shutdowns in the second half of 2001.

     DISTRIBUTION sales in 2002 were $519.7 million, an increase of $57.1 million, or 12%, from 2001. The sales improvements resulted largely from using our Distribution business segment for small-volume sales of our vinyl compounds instead of relying on a third-party distributor.

     EBITDA before special items for 2002 was $8.8 million compared with $2.5 million for 2001. The improvement in 2002 EBITDA before special items compared with 2001 was due principally to increased sales volumes in this volume-sensitive business and improved material margins in the first half of 2002.

     RESIN AND INTERMEDIATES operating income before special items for 2002 was $10.6 million, an increase of $23.2 million from 2001, resulting from higher Oxy Vinyls, LP (OxyVinyls) earnings of $25.2 million. Average industry PVC resin market selling prices were approximately $0.015 per pound higher in 2002 compared with 2001, with the average industry resin spread over raw material costs increasing a similar amount as lower ethylene costs offset higher chlorine costs. Also, OxyVinyls' earnings were reduced by lower average industry caustic soda selling price of approximately $120 per ton, while lower average natural gas costs of approximately $1 per million BTU added to earnings.

     OTHER consists primarily of corporate governance costs that are not allocated to business segments and inter-segment profit elimination. EBITDA before special items for the year was a loss of $16.9 million compared with a loss of $15.1 million for 2001. The year 2002 includes the elimination of a $1.1 million pre-tax inter-segment profit in the Distribution business segment's inventories related primarily to PolyOne vinyl compounds.


2001 RESULTS OF OPERATIONS

REPORTED RESULTS PolyOne's total sales for 2001 were $2.6 billion, an increase of $719.8 million from 2000. This increase was due to only four months of former Hanna operations being included in the 2000 reported sales. Year 2001 sales were below 2000 on a comparable basis; see the pro forma commentary that follows.

     Operating earnings for 2001 amounted to a loss of $29.5 million compared with income of $63.9 million in 2000. Operating earnings in 2001 included special charges of $61.1 million, and in 2000 included special charges of $16.7 million. The $44.4 million increase in special items related primarily to significant 2001 restructuring initiatives. EBITDA before considering special items decreased by $16.8 million compared with 2000 on the same basis. This decrease in 2001 earnings was due primarily to an earnings decrease of $40.5 million from the Resin and Intermediates business segment, which was partially offset by a full year's inclusion of the former Hanna operations.

     Interest expense increased over the prior year, due primarily to only four months of the debt assumed in the Hanna acquisition being included in the 2000 reported results, net of a decline in interest expense associated with a reduction in the average amounts outstanding under our revolving credit facility during 2001. Interest income remained relatively flat with the prior year. Other expense increased due to the increased use of our receivables sale facility, which accounted for an increase in expense of $2.3 million.

     The net loss in 2001 was $46.1 million. Before discontinued operations, the loss was $47.1 million compared with income of $15.2 million in 2000. The 2001 net loss included after-tax expense from special items totaling $35.1 million, which was an expense increase of $26.8 million from 2000. The effective income tax rate in 2001 was a benefit of 36.5% compared with expense of 38.2% in 2000. The lower effective income tax rate reflected principally the effect of permanent differences such as non-deductible goodwill on pre-tax losses.

     PRO FORMA RESULTS Total sales for 2001 were $2.6 billion, a decrease of $488.1 million, or 16%, from pro forma results for 2000. Decrease in customer sales demand in 2001 reflected the substantial weakening of the North American economy across all business segments. PolyOne was particularly impacted by the industrial, automotive, electronic and some construction markets. Automotive production was down 10% (domestic producers were even weaker) in 2001 compared with 2000. Industrial production fell 4.3% in 2001 compared with the prior year. Average U.S. industrial capacity utilization in 2001 fell to 77%, five percentage points below 2000, and reached the lowest level since 1983 in the fourth quarter of 2001. Management estimated that operating income in 2001 was down approximately $135 million as a direct result of the sales volume decline from 2000.

     The operating loss in 2001 was $29.5 million. The operating loss included 2001 special charges of $61.1 million, or $48.2 million more than the 2000 pro forma expense. EBITDA before considering special items decreased by $104.2 million compared with 2000 on the same basis. This decrease in 2001 earnings was driven by lower sales volumes (approximately $135 million) across all business segments and weaker results in the equity earnings of the Resin and Intermediates business segment, partially offset by cost-reduction initiatives associated with the merger integration and announced restructuring programs (estimated at approximately $69 million). The 2001 loss before discontinued operations was $47.1 million, $97.9 million below the comparable pro forma amount in 2000. The 2001 net loss included after-tax expense from special items of $35.1 million, which was an expense increase of $39.8 million from pro forma results of 2000.


10 POLYONE CORPORATION

     PERFORMANCE PLASTICS had 2001 sales of $1.8 billion, a decrease of $345.6 million, or 16%, from pro forma 2000. A breakdown of 2001 segment sales, by primary product group, is as follows:

                                                                      2001
                                                     2001 Sales $  Shipment Lbs.
                                      2001 Sales $    % Change      % Change
                                      % of Total      vs. 2000      vs. 2000
                                      ------------------------------------------
North American Plastic
  Compounds and Colors                     57%          -20%          -19%
International Plastic Compounds
  and Colors                               20            -7             -3
Specialty Resins and Formulators           14           -11            -12
Engineered Films                            9           -15            -16
--------------------------------------------------------------------------------
TOTAL PERFORMANCE PLASTICS                100%          -16%           -16%
================================================================================

     Total Performance Plastics 2001 sales declines were driven by general economic weakness. Sales were also affected in International Plastic Compounds and Colors by unfavorable euro currency exchange of approximately 3%. Engineered Films was severely impacted by the decline in automotive production, as was Specialty Resins and Formulators, but to a lesser extent. Slowdown in certain residential construction markets impacted sales, such as Specialty Resins in flooring and North American Plastic Compounds and Colors in windows and other residential applications. In addition, the electronics market affected PolyOne globally with lower sales in wire and cable and business machines. In North American Plastic Compounds and Colors and Europe, the wire and cable business was also severely impacted by changes in the telecommunications industry. As a result, sales in the North American wire and cable market were down approximately 25% year over year. Due to economy-related price pressure from competitors, PolyOne decided to give up business and market share in some market segments rather than match price, but the impact of this decision was relatively small.

     EBITDA before special items in 2001 was $119.2 million, a decrease of $29.2 million from pro forma 2000 results. The decrease in earnings was driven primarily by the substantial decline in sales volume, partially offset by cost-saving initiatives. In 2001, three plants within Performance Plastics were closed in connection with PolyOne's restructuring initiatives.

     ELASTOMERS AND PERFORMANCE ADDITIVES sales in 2001 were $402.6 million, a decrease of $79.6 million, or 17%, from pro forma 2000. The decrease in 2001 sales was driven primarily by reduced domestic demand from producers of automotive parts, which impacted both the elastomers and additives markets. Of the 17% year-over-year change, 2% was due to reduced tolling of rubber compounds for tires and the remaining 15% was due primarily to lower volumes related to the automotive and industrial markets. Moreover, the impact of lower automotive production was exacerbated by PolyOne's relatively strong market share with Ford, General Motors and DaimlerChrysler, which collectively lost market share in the North American market in 2001.

     EBITDA before special items in 2001 was $26.8 million, a decline of $18.5 million compared with pro forma 2000. Cost-saving initiatives, including the "lean" manufacturing initiative, reduced costs, but were not sufficient to offset the adverse earnings impact from the sales volume declines previously noted. During 2001, three manufacturing plants were closed in this business segment.

     DISTRIBUTION had sales in 2001 of $462.6 million, a decrease of $44.1 million, or 8.7%, from pro forma 2000. The decrease resulted primarily from lower sales volumes (6.7%) in North America and from passing of lower material costs to customers. The Mexican operations' sales, which account for approximately 9% of this business segment's sales, increased in 2001 by 2% compared with 2000. EBITDA before special items in 2001 was $2.5 million, a decrease of $12.1 million from pro forma 2000. The decrease in earnings was driven by lower sales volumes and margin erosion, including losses of $1.3 million attributed to the sale of non-prime inventories.

     RESIN AND INTERMEDIATES operating earnings before special items, consisting of equity income from equity affiliates and allocated overhead support cost and cost associated with past operations, were a loss of $12.6 million in 2001, or a decrease of $40.5 million from 2000. The 2001 equity earnings, before a $4.3 million charge for employee severance and liabilities associated with the temporary idling of a plant, decreased $34.1 million from 2000 levels for OxyVinyls and $9.4 million from 2000 levels for SunBelt Chlor-Alkali Partnership (SunBelt). The decreases in equity earnings were driven by lower average industry PVC resin and chlor-alkali selling prices and higher energy costs for OxyVinyls in 2001.

     The domestic PVC resin industry capacity utilization in 2001 was 86% compared with 91% in 2000. The domestic PVC resin industry average selling price decreased by $0.07 per pound year over year; however, due largely to lower ethylene and chlorine costs, the 2001 PVC resin industry spread (selling prices less the cost of ethylene and chlorine) was generally flat compared with 2000. PolyOne's equity earnings were negatively impacted by lower PVC resin spreads due to OxyVinyls' customer/product mix in 2001. OxyVinyls' 2001 combined pricing of the co-products caustic soda and chlorine decreased approximately 5% from 2000. In 2001 compared with 2000, energy costs adversely impacted OxyVinyls' equity earnings by approximately $5 million.

     OTHER consisted primarily of corporate governance costs not allocated to the business segments. These unallocated costs before special items were $16.6 million in 2001 compared with $11.2 million in 2000. PolyOne's 2001 corporate costs incurred decreased more than 20% from 2000 pro forma costs.


                                                          POLYONE CORPORATION 11

MD&A:

MANAGEMENT'S ANALYSIS - RESULTS OF OPERATIONS


SUMMARY OF SPECIAL ITEMS

(In millions, except per share data)                                      Year Ended December 31,
                                                               ---------------------------------------------
                                                                                                   Pro Forma
                                                                       Reported Results             Results
                                                               ---------------------------------------------
                                                                2002          2001        2000        2000
                                                               ---------------------------------------------
Employee separation and plant phaseout costs (1)               $ (1.1)      $(36.1)      $ (2.8)      $(2.8)
Period plant phaseout costs incurred (2)                         (1.1)        (0.2)          --          --
Equity affiliate - employee severance, liabilities
  associated with the temporary idling of a plant,
  and facility asset writeoff and decommissioning costs (3)      (4.9)        (9.4)          --          --
Merger and integration costs (4)                                   --         (5.9)        (9.5)       (8.5)
Loss on divestiture of equity investments (5)                    (5.1)        (9.5)          --          --
Acquired profit in inventory                                       --           --         (2.8)         --
Directors' pension termination                                     --           --         (0.8)       (0.8)
Writeoff of debt placement cost                                    --           --         (0.8)       (0.8)
------------------------------------------------------------------------------------------------------------
  Subtotal - EBITDA (expense)                                   (12.2)       (61.1)       (16.7)      (12.9)
Plant phaseout accelerated depreciation (2)                      (1.8)          --           --          --
------------------------------------------------------------------------------------------------------------
  Subtotal - operating (loss)                                   (14.0)       (61.1)       (16.7)      (12.9)
Investment writedown                                             (0.8)        (0.6)          --          --
Litigation settlement gain                                         --          4.1           --          --
Other restructuring costs                                          --           --         (0.6)       (0.6)
------------------------------------------------------------------------------------------------------------
  Total - pre tax (expense)                                     (14.8)       (57.6)       (17.3)      (13.5)
Income tax benefit                                                5.5         21.7          6.7         5.4
German tax rate reduction                                          --           --          1.5         1.5
Hanna reversal of income tax reserve                               --           --           --        10.5
------------------------------------------------------------------------------------------------------------
  Total - after-tax income (expense)                           $ (9.3)      $(35.9)      $ (9.1)   $    3.9
============================================================================================================
Diluted earnings per share impact, income (expense)            $(0.10)      $(0.40)      $(0.15)      $0.04
============================================================================================================

(1) These costs include severance, employee outplacement, external outplacement consulting, lease termination, facility closing costs and the writedown of the carrying value of plants and equipment related to restructuring initiatives associated with former Geon operations. In connection with the acquisition of Hanna and resulting formation of PolyOne, management developed several initiatives to capture the strategic value of the combined former Geon and former Hanna businesses. Included in the initiatives were the closing of excess manufacturing capacity of the Elastomers business and the establishment of Centers of Manufacturing Excellence within the North American Plastic Compounds and Colors operations. This resulted in several announcements in 2001 that five former Geon plants and 12 former Hanna plants would be closed. The initiatives also included the termination of corporate and other positions at former Geon and former Hanna locations. The plans and activities related to the former Geon plants and personnel were finalized and approved during 2001. The costs related to the former Geon activities were classified as employee separation and plant phaseout. The 2002 expense was associated with the consolidation of certain activities related to the Formulator operations in the Performance Plastics business segment, which resulted in 43 employees being terminated in 2002.

(2) These are plant and phaseout costs associated with the Geon restructuring initiatives described in (1) above that are to be recognized as period costs versus when the restructuring initiatives were approved.

(3) The year 2002 costs include PolyOne's share of OxyVinyls' employee severance and liabilities associated with the temporary idling of a plant in December 2001, plus the 2002 asset writeoff and decommissioning costs related to the permanent closing of specific production assets included in the idled plant. The costs in 2001, in addition to OxyVinyls' costs and liabilities associated with the temporary idling of a plant, included other OxyVinyls employee severance costs and Australian Vinyls Corporation's (AVC) employee severance and restructuring costs.

(4) These costs were a direct result of the acquisition of Hanna and the formation of PolyOne, and relate primarily to the executive separation costs for former Geon executives resulting from employment change-in-control provisions triggered by the formation of PolyOne, and severance costs paid to former Geon employees terminated as a result of the formation of PolyOne.

(5) This item is the loss on our sale of our 37.4% investment in the PVC resin operations of AVC of $1.5 million in 2002 and $9.5 million in 2001. AVC was a joint venture with Orica Limited that had PVC resin and PVC compounding operations. The compounding operations of AVC were transferred to a newly formed joint venture that has the same ownership percentages as AVC. We and Orica then sold our interests in AVC, as announced on January 11, 2002, and we recognized a loss on the sale of the investment. Additionally, in December 2002, PolyOne recognized a pre-tax impairment loss on its investment in Techmer PM, LLC, an unconsolidated equity investment (owned 51%) of $3.6 million, in connection with the pending sale of our investment in Techmer PM, LLC.


12 POLYONE CORPORATION

- CONSOLIDATED STATEMENTS OF OPERATIONS


(In millions, except per share data)                                 Year Ended December 31,
                                                               ------------------------------------
                                                                 2002          2001          2000
                                                               ------------------------------------
Sales                                                          $2,498.2      $2,581.1      $1,861.3
Operating costs and expenses:
  Cost of sales                                                 2,098.2       2,162.4       1,577.1
  Selling and administrative                                      302.6         297.7         189.1
  Depreciation and amortization                                    72.5          89.2          56.6
Employee separation and plant phaseout                              1.1          36.1           2.8
Merger and integration costs                                         --           5.9           9.5
Loss on divestiture of equity investment                            5.1           9.5            --
(Income) loss from equity affiliates and minority interest        (20.2)          9.8         (37.7)
---------------------------------------------------------------------------------------------------
                                                                2,459.3       2,610.6       1,797.4
---------------------------------------------------------------------------------------------------
Operating income (loss)                                            38.9         (29.5)         63.9
Interest expense                                                  (42.4)        (40.7)        (36.3)
Interest income                                                     0.9           2.3           1.6
Other expense, net                                                 (9.2)         (6.3)         (4.6)
---------------------------------------------------------------------------------------------------
Income (loss) before income taxes, discontinued
  operations and cumulative effect of a change
  in accounting                                                   (11.8)        (74.2)         24.6
Income tax (expense) benefit                                        5.2          27.1          (9.4)
---------------------------------------------------------------------------------------------------
Income (loss) before discontinued operations
  and cumulative effect of a change in accounting                  (6.6)        (47.1)         15.2
Discontinued operations:
  Income from operations and loss on sale, net of income            1.4           1.0           0.7
    taxes
Cumulative effect of a change in accounting,
    net of income taxes                                           (53.7)           --            --
---------------------------------------------------------------------------------------------------
Net income (loss)                                              $  (58.9)     $  (46.1)     $   15.9
===================================================================================================
Earnings (loss) per common share:
  Basic earnings (loss):
    Before discontinued operations and cumulative effect
      of a change in accounting                                $  (0.07)     $  (0.52)     $   0.25
    Discontinued operations                                        0.01          0.01          0.01
    Cumulative effect of a change in accounting                   (0.59)           --            --
---------------------------------------------------------------------------------------------------
    Basic earnings (loss) per share                            $  (0.65)     $  (0.51)     $   0.26
===================================================================================================
  Diluted earnings (loss):
    Before discontinued operations and cumulative effect of
      a change in accounting                                   $  (0.07)     $  (0.52)     $   0.25
    Discontinued operations                                        0.01          0.01          0.01
    Cumulative effect of a change in accounting                   (0.59)           --            --
---------------------------------------------------------------------------------------------------
    Diluted earnings (loss) per share                          $  (0.65)     $  (0.51)     $   0.26
===================================================================================================
Weighted-average shares used to compute earnings per share:
  Basic                                                            90.8          89.8          61.4
  Diluted                                                          90.8          89.8          62.0

See Notes to Consolidated Financial Statements.


                                                          POLYONE CORPORATION 13

- CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)                                                 December 31,
                                                                                ----------------------
                                                                                  2002          2001
                                                                                ----------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                       $   41.4      $   18.2
Accounts receivable (less allowance of $12.3 in 2002 and $9.5 in 2001)             164.3         135.6
Inventories                                                                        253.7         255.3
Deferred income tax assets                                                          42.1          40.2
Other current assets                                                                12.7          27.9
------------------------------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                                             514.2         477.2
Property, net                                                                      682.1         683.6
Investment in equity affiliates                                                    271.8         287.9
Goodwill, net                                                                      444.0         476.3
Other intangibles assets, net                                                       32.8          61.0
Other non-current assets                                                            52.6          65.5
------------------------------------------------------------------------------------------------------
  TOTAL ASSETS                                                                  $1,997.5      $2,051.5
======================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank debt                                                            $    0.7      $   14.7
Accounts payable, including amounts payable to related party (see Note P)          242.0         311.4
Accrued expenses                                                                   160.2         161.0
Current portion of long-term debt                                                   91.0           4.6
------------------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                                        493.9         491.7
Long-term debt                                                                     492.2         426.8
Deferred income tax liabilities                                                     39.0          63.2
Post-retirement benefits other than pensions                                       122.5         126.2
Other non-current liabilities including pensions                                   261.2         214.5
Minority interest in consolidated subsidiaries                                       9.0          15.7
------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                                                              1,417.8       1,338.1
SHAREHOLDERS' EQUITY
Preferred stock, 40.0 shares authorized, no shares issued                             --            --
Common stock, $0.01 par, authorized 400.0 shares, issued 122.2 in 2002 and 2001      1.2           1.2
Additional paid-in capital                                                       1,069.5       1,072.7
Retained earnings                                                                   18.7         100.3
Common stock held in treasury, 30.5 shares in 2002 and 31.2 shares in 2001        (341.1)       (350.1)
Share ownership trust                                                               (1.8)         (5.3)
Accumulated other non-owner equity changes                                        (166.8)       (105.4)
------------------------------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY                                                       579.7         713.4
------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $1,997.5      $2,051.5
======================================================================================================

See Notes to Consolidated Financial Statements.


14 POLYONE CORPORATION

MD&A:

MANAGEMENT'S ANALYSIS - CONSOLIDATED BALANCE SHEETS


At December 31, 2002, PolyOne had total shareholders' equity of $579.7 million, which was a decrease of $133.7 million from December 31, 2001. The decrease in equity in 2002 was due primarily to a change in accounting method in the amount of $53.7 million, an adjustment to the minimum pension liability in the amount of $60.5 million and dividends paid in the amount of $22.7 million.


ASSETS

Total assets were $1.998 billion at December 31, 2002, a decrease of $54.0 million from December 31, 2001. The decrease was driven by the writeoff of goodwill of $54.7 million recognized for the adoption of SFAS No. 142. The adoption of SFAS No. 142 also resulted in the reclassification of the workforce intangible asset of $25.2 million at December 31, 2001 to goodwill, net of deferred taxes, in 2002. The 2002 sale of Softer and the acquisition of Transformacion de Pigmentos y Colorantes, S.A. (Transcolor) also resulted in a net decrease of $56.7 million in assets as of December 31, 2002 compared with December 31, 2001. However, as of December 31, 2002, we had sold $57.6 million less of accounts receivable compared with December 31, 2001.


LIABILITIES AND EQUITY

At December 31, 2002, short-term bank debt was $0.7 million compared with $14.7 million at December 31, 2001. The balance sheet long-term debt, including current portion and capital leases, totaled $583.2 million at December 31, 2002 compared with $431.4 million at December 31, 2001. As of December 31, 2002, $91.0 million of the long-term debt is due in 2003.

     In 2002, PolyOne amended its revolving credit facility twice. The amendments reduced the commitments under the revolving credit facility to $125 million and secured any obligations under the revolving credit facility. Our obligations under the revolving credit facility are guaranteed by some of our domestic subsidiaries. There were no borrowings outstanding under the facility at December 31, 2002.

     In April 2002, PolyOne completed a private placement of $200 million aggregate principal amount of 8.875% senior notes due in 2012 to certain institutional investors. Subsequently, PolyOne registered with the Securities and Exchange Commission an offer to exchange the senior notes for registered senior notes, which became effective in July 2002. A portion of the proceeds was used to repay a loan held by a German subsidiary of PolyOne. The senior notes rank equally with all of PolyOne's other senior unsecured indebtedness.

     Other significant changes in liabilities as of December 31, 2002 compared with December 31, 2001 include a decrease of $69.4 million in accounts payable. The decrease in accounts payable resulted from a reduction in the days of payables outstanding as of December 31, 2002. In addition, other non-current liabilities increased $46.7 million, due primarily to an adjustment increasing the accrued minimum pension liability.

     In September 2000, PolyOne's Board of Directors authorized the purchase of up to 9.6 million, or approximately 10%, of PolyOne's outstanding common shares. Through December 31, 2000, PolyOne repurchased 2.6 million shares at an average cost of $7.15 per share. No common shares were repurchased in 2001 or 2002. Also, PolyOne paid $22.9 million in cash dividends to its shareholders in 2001 and $22.7 million in cash dividends to its shareholders in 2002.


ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires PolyOne's management to make estimates, judgments and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements. On an ongoing basis, PolyOne evaluates the accounting policies and estimates it uses to prepare financial statements. PolyOne bases its estimates on historical experience and assumptions believed to be reasonable under certain facts and circumstances. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements related to the accounting policies and estimates described in the text that follows. The application of these critical accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. For additional information regarding our accounting policies, see Note C to the Consolidated Financial Statements.

     ENVIRONMENTAL ACCRUED LIABILITY PolyOne has accrued $52.3 million to cover future environmental remediation expenditures, and believes that none of these matters, either individually or in the aggregate, will have a material adverse effect on its capital expenditures, earnings, cash flow or liquidity. The accrual represents PolyOne's best estimate of the remaining probable remediation costs based upon information and technology currently available. PolyOne's estimate of the liability may be revised as new regulations, or technologies or additional information is obtained. For additional information regarding the environmental accrued liability, see Note P to the Consolidated Financial Statements.

     RESTRUCTURING ACCRUALS PolyOne has recorded accruals in connection with restructuring its businesses, as well as the integration of acquired businesses. These accruals principally include estimates related to employee separation costs, the closure and/or consolidation of facilities, contractual obligations and the valuation of certain assets including property, plant and equipment, and inventories. Actual amounts could differ from the original estimates.


                                                          POLYONE CORPORATION 15

MANAGEMENT'S ANALYSIS - CONSOLIDATED BALANCE SHEETS

     Restructuring-related accruals are reviewed on a quarterly basis and changes to the initial plans are appropriately recognized when identified. Changes to plans associated with restructuring existing businesses are generally recognized as employee separation and plant phaseout costs in the period the change occurs. Under EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," changes to plans associated with the integration of acquired businesses are recognized as an adjustment to the acquired business' original purchase price (goodwill) if recorded within one year of the acquisition. After one year, a reduction of goodwill is recorded if the actual costs incurred are less than the original reserve. More than one year subsequent to an acquisition, if the actual costs incurred exceed the original reserve, the excess is recognized as an employee separation and plant phaseout cost. No such changes occurred during 2002.

     In 2001, PolyOne announced several manufacturing improvements and restructuring plans to close 17 U.S. and Canadian facilities. As of December 31, 2002, all but four of these facilities were closed. Three of the remaining facilities are projected to cease operations by mid-2003. In January 2003, we decided to continue operating the fourth facility. Accordingly, in the first quarter of 2003, the reserve of approximately $1 million associated with this facility (which relates to an acquired business) will be reversed and recognized as a reduction to goodwill of the acquired business.

     As of December 31, 2002, an accrued liability of $20.1 million related to the 2001 restructuring initiatives, adjusted for the January 2003 revision, remained for future employee severance and cash plant closing costs, which are projected to be paid in 2003. In addition, at the end of 2002, the net property carrying value to be realized for the plants closed or to be closed was $17 million (some assets will be transferred to other locations as production ceases).

     In 2002, Formulator operations in the Performance Plastics business segment consolidated certain activities, which resulted in the termination of 43 employees. As of December 31, 2002, all costs relating to this consolidation, totaling $1.1 million, had been incurred and no accrual remained.

     On January 14, 2003, PolyOne announced a restructuring plan whereby it would eliminate approximately 400 salaried positions, primarily in administrative functions. PolyOne projects this reduction will lower selling and administrative costs by $30 million to $35 million annually, starting in the second quarter of 2003. PolyOne expects nearly all staff reductions to occur in the first quarter of 2003. We project the total pre-tax first-quarter 2003 earnings charge from this restructuring effort will be approximately $22 million.

     EQUITY INVESTMENT In December 2001, OxyVinyls, of which PolyOne owns 24% interest, announced the temporary idling of its Deer Park, Texas, chlor-alkali plant due to low industry capacity utilization and low product market selling prices. As of December 31, 2001, OxyVinyls had accrued $13.8 million for future employee severance and liabilities associated with the temporary idling of the Deer Park plant. In 2002, OxyVinyls recognized an additional $2.2 million of expense associated with the temporary plant idling, plus an additional expense of $17.0 million in the third quarter related to the permanent closing of specific production assets included in the idled plant. The permanent closing costs included $14.5 million for the impairment of the fixed assets as well as $2.5 million for decommissioning costs. As of December 31, 2002, OxyVinyls had a remaining accrual of $4.7 million for future employee severance liabilities and decommissioning costs. The plant had a net property carrying value by OxyVinyls at the end of 2002 of approximately $122.5 million, which is anticipated to be realized through future operations upon the restart of the plant. Although chlorine demand in all major market segments increased steadily in 2002, particularly vinyl chloride monomer (VCM), domestic demand for co-product caustic soda was flat year over year and exports from the U.S. declined. OxyVinyls will maintain the Deer Park chlor-alkali plant in a standby mode pending further strengthening in overall economic conditions and improved demand for caustic soda.

     GOODWILL As of December 31, 2002, PolyOne had $444.0 million of goodwill resulting from the acquisition of businesses. New accounting standards adopted in 2002 required an initial review of goodwill for impairment and the cessation of all goodwill amortization. In making the goodwill impairment assessment, management relies on a number of factors, including operating results, business plans, projections, anticipated future cash flows, transactions and marketplace data. Changes in forecasted operations and changes in discount rates can materially affect these estimates. There are inherent uncertainties related to these factors and management's judgments in applying them to the analysis of goodwill impairment. Because management's judgment is involved in performing goodwill valuation analysis, there is risk that the carrying value of our goodwill may be overstated or understated. As announced in April 2002, the adoption of the new rules resulted in an impairment of our recorded goodwill of $54.7 million ($53.7 million after tax).

     In addition to the transitional impairment assessment, an annual assessment is required for all reporting units. We have elected to make July 1 the annual assessment date. We determined that there was no additional goodwill impairment impact as of the annual assessment on July 1, 2002 or through December 31, 2002. However, the occurrence of a potential indicator of impairment, such as a significant adverse change in legal factors or business climate, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or

16 POLYONE CORPORATION
a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of, would result in our having to perform another first-step valuation analysis, as required under SFAS No. 142, for some or all of our reporting units prior to the required 2003 annual assessment. These types of events and the resulting analysis could result in additional charges for goodwill and other asset impairments in the future. Any future goodwill impairment could result in violation of financial ratios required by our debt agreements.

     DEFERRED TAX BENEFIT FOR OPERATING LOSS CARRYFORWARDS As of December 31, 2002, PolyOne had a net deferred tax asset of $3.1 million, which relates to foreign operations. The net U.S. deferred taxes at the end of 2002 were zero after the recording of a valuation allowance against the 2002 increase in the deferred tax asset resulting from an increase in the minimum pension liability. Deferred tax assets include $109.2 million for operating loss carryforwards for tax purposes. For additional information regarding PolyOne's deferred tax benefit, see Note R to the Consolidated Financial Statements.

     Deferred tax assets are reviewed for realization and a valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     PENSIONS AND POST-RETIREMENT BENEFITS The measurement of liabilities related to pension plans and other post-retirement benefit plans is based on management's assumptions related to future events, including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The discount rates used to determine the present value of future benefits are based on yields of investment grade AA quality or better fixed-income securities. The weighted-average discount rate used to value pension plan and post-retirement obligations was 6.75% at December 31, 2002 compared with 7.25% at December 31, 2001. Annual expense amounts are determined based on the discount rate at the end of the prior year. The expected rate of return on pension assets is designed to be a long-term assumption that will not be subject to year-to-year variability. The rate for computing 2002 and 2001 expense was 9.0%. PolyOne has reduced the assumed long-term rate on pension assets for 2003 to 8.75%. During 2002, the fair market value of pension plan assets decreased. Actual pension plan asset performance will either reduce or increase unamortized losses, which will ultimately affect net income. The rate of compensation increase for 2002 and 2001 was 4% to 7%, averaging approximately 4.25%, and reflects the average projected future increases over the next five years.

     The rate of increase in medical costs over the next five years was increased to reflect both actual experience and projected expectations. The health care cost trend rate assumption has a significant effect on the amounts reported. Employees hired after December 31, 1999 are not eligible to participate in the post-retirement plan.

     The overall effect of these assumption changes will be to increase pension and post-retirement expenses in fiscal 2003 to an estimated $36 million from $25.0 million in 2002.

     CONTINGENCIES PolyOne is subject to various investigations, claims, and legal and administrative proceedings covering a wide range of matters that arise in the ordinary course of business activities. Any liability that may result from these proceedings, and any liability that is judged to be probable and estimable, has been accrued. Any potential liability not accrued is not currently expected to have a material adverse effect on PolyOne's future financial position, net income or cash flows.

     STOCK OPTIONS GRANTED TO EMPLOYEES In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," was issued by the Financial Accounting Standards Board. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition when a company voluntarily changes to the fair value-based method of recognizing expense in the income statement for stock-based employee compensation, including stock options granted to the employees. As allowed by SFAS No.123, PolyOne adopted the disclosure-only provisions of the standard and does not recognize expense for stock options granted to employees.


                                                          POLYONE CORPORATION 17

- CONSOLIDATED STATEMENTS OF CASH FLOWS


(In millions)                                                            Year Ended December 31,
                                                                     --------------------------------
                                                                      2002        2001         2000
                                                                     --------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                    $(58.9)    $  (46.1)     $  15.9
Cumulative effect of a change in accounting                           (53.7)          --           --
Income from discontinued operations                                     1.4          1.0          0.7
-----------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                               (6.6)       (47.1)        15.2
Adjustments to reconcile net income (loss) to net cash provided by operating activities of continuing operations:
    Employee separation and plant phaseout charges                      1.1         36.1          2.8
    Cash payments on employee separation and plant phaseout           (17.0)       (23.8)        (5.0)
    Depreciation and amortization                                      72.5         89.2         56.6
    Realized currency gains (losses)                                  (13.0)        (0.8)         7.9
    Investment writedown and loss on sale of equity affiliate           5.1          9.5           --
    Companies carried at equity and minority interest:
      (Income) loss                                                   (20.2)         9.8        (37.7)
      Dividends and distributions received                             37.4          4.2         26.2
    Provision (benefit) for deferred income taxes                     (12.7)       (29.2)         8.3
    Changes in assets and liabilities:
      Operating working capital:
        Trade accounts receivable                                     (38.6)       188.8         87.2
        Inventories                                                     0.8         76.7         22.8
        Accounts payable                                              (64.5)         1.4        (41.7)
    Accrued expenses and other                                         23.0        (11.4)       (54.4)
-----------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES
  OF CONTINUING OPERATIONS                                            (32.7)       303.4         88.2
INVESTING ACTIVITIES
Capital expenditures                                                  (75.1)       (78.1)       (60.7)
(Investment in) return of capital by equity affiliates, net            (6.8)         1.3          7.1
Business acquisitions, net of cash acquired                           (11.4)          --         (2.4)
Proceeds from sale of assets                                           14.7          4.4         44.2
Cash received in connection with consolidation of
  M.A. Hanna Company, net of transaction costs paid                      --           --         28.1
-----------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES
  OF CONTINUING OPERATIONS                                            (78.6)       (72.4)        16.3
FINANCING ACTIVITIES
Change in short-term debt                                              (5.8)      (230.2)        (4.9)
Net issuance (repayment) of long-term debt                            149.6         (0.9)       (79.5)
Termination of interest rate swap agreements                            8.3          4.3           --
Proceeds from the exercise of stock options                             7.0           --           --
Net proceeds from issuance of common stock                               --           --          0.6
Repurchase of common stock                                               --           --        (18.7)
Dividends                                                             (22.7)       (22.9)       (14.9)
-----------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES
  OF CONTINUING OPERATIONS                                            136.4       (249.7)      (117.4)
NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS                     1.4         (0.1)          --
Effect of exchange rate changes on cash                                (3.3)        (0.9)        (0.4)
-----------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       23.2        (19.7)       (13.3)
Cash and cash equivalents at beginning of year                         18.2         37.9         51.2
-----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             $ 41.4      $  18.2      $  37.9
=====================================================================================================

See Notes to Consolidated Financial Statements.


18 POLYONE CORPORATION

MD&A: MANAGEMENT'S ANALYSIS o CONSOLIDATED STATEMENTS OF CASH FLOWS


CASH FLOWS

The 2002 and 2001 statements of cash flows are those of PolyOne. The 2000 statement of cash flows comprises eight months' operation of Geon and four months' operation of PolyOne.

     Operating activities of continuing operations utilized $32.7 million of cash in 2002, a $336.1 million change from 2001 operating activities. The 2002 utilization of cash was driven by a $46.5 million increase in commercial working capital (trade accounts receivable before receivables sold, FIFO inventories and accounts payable). Excluding business acquisitions and divestments, the increase in commercial working capital was $59.9 million, consisting of a decrease in accounts payable of $64.5 million and a reduction of trade accounts receivable and inventory of $4.6 million. The 2002 versus 2001 decrease in cash from operating activities of $336.1 million related largely to changes in operating working capital, which included a $175.1 million swing in the level of accounts receivable sold. Additionally, the inventory reduction in 2001 was essentially maintained in 2002 and the days of accounts payable outstanding at December 31, 2002 were reduced from December 31, 2001. Other 2002 uses of cash included $17.0 million in cash payments related to employee separation and plant phaseout obligations and a decrease of $57.6 million in the utilization of the receivables sale facility. Partially offsetting the 2002 uses of cash were $70.4 million of earnings before discontinued operations and change in accounting and depreciation and amortization, net of income from equity affiliates and minority interests, dividends and distributions received, and deferred taxes. In 2001, net cash from continuing operating activities totaled $303.4 million, and resulted primarily from a commercial working capital (trade receivables before the receivables sale facility, FIFO inventories and accounts payable) decrease of $156.0 million due to 2001 management initiatives, lower fourth-quarter sales and an increase of $117.5 million in the receivables sale facility.

     Investing activities for continuing operations in 2002 used $78.6 million, consisting primarily of capital expenditures of $75.1 million and the acquisition of Transcolor, offset by cash proceeds from the sale of Softer and other assets. Nearly half of the capital spending is associated with the North American Plastic Compounds and Colors manufacturing restructuring and the new business information system. Investing activities in 2001 consisted primarily of capital expenditures of $78.1 million.

     Financing activities of continuing operations in 2002 consisted largely of an increase in long-term debt from the April 2002 issuance of $200 million aggregate principal amount of 8.875% senior notes due in 2012, partially offset by the funds used to repay a loan held by one of our German subsidiaries. Additionally, dividends of $22.7 million were paid and net proceeds of $7.0 million were received from the exercise of stock options. In 2001, financing activities included the reduction of short-term debt of $230.2 million and the payment to shareholders of dividends totaling $22.9 million.


CAPITAL RESOURCES AND LIQUIDITY

The following table summarizes PolyOne's obligations related to long-term debt, leases and guarantees as of December 31, 2002:

                                              Payments Due by Period
                                     -------------------------------------------
                                               Less
                                               Than     1-3      4-5      After
(In millions)                        Total    1 Year   Years    Years    5 Years
                                     -------------------------------------------
Long-term debt                       $583.0   $ 90.9  $148.7    $39.7     $303.7
Capital lease
  obligations                           0.2      0.1     0.1       --         --
Operating leases                       50.1     16.6    23.0      5.4        5.1
Standby letters
  of credit                            26.2     24.4     1.8       --         --
Guarantees                            142.4     57.1    18.3     12.2       54.8
--------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT,
  LEASE AND GUARANTEE
  OBLIGATIONS                        $801.9   $189.1  $191.9    $57.3     $363.6
================================================================================

     As of December 31, 2002, PolyOne had existing facilities to access capital resources (receivables sale facility, revolving credit facility, uncommitted short-term credit lines, and senior unsecured notes and debentures) totaling approximately $959 million. As of December 31, 2002, PolyOne had utilized approximately $744 million of these facilities (long-term debt of $583.0 million, short-term debt of $0.7 million, capital leases of $0.2 million and receivables sold of $159.9 million), including $573 million of senior unsecured notes and debentures, of which $87.8 million is payable in September 2003 and, therefore, is classified as a current liability. The effective available funds under these facilities can vary, depending on the level of qualified receivables outstanding, ratings on senior unsecured notes and debentures, and debt-related financial ratios.

     In December 2002, PolyOne's public debt rating was placed under review for possible downgrade by Moody's Investors Service (Moody's). On March 3, 2003, Moody's downgraded the senior unsecured debt of PolyOne to Ba3 from Baa3. This downgrade places PolyOne's debt rating by Moody's into a non-investment-grade category. In January 2003, Standard & Poor's (S&P) affirmed its BB+ rating, the highest non-investment-grade category within S&P. Both Moody's and S&P ratings carry a negative outlook. The current public debt ratings do not affect the revolver, uncommitted short-term lines of credit, or outstanding fixed-debt pricing or covenants. After June 30, 2003, the receivables sale facility could be terminated should PolyOne's senior unsecured debt receive a rating below BB-by S&P or a rating below Ba3 by Moody's.


                                                          POLYONE CORPORATION 19

MD&A: CONSOLIDATED STATEMENTS OF CASH FLOWS


     As of March 28, 2002, PolyOne's revolving credit facility was amended and restated to require that we secure any obligations under the revolving credit facility effective upon the issuance of our $200 million 8.875% senior notes. The revolving credit facility was further amended on December 26, 2002. This amendment effectively waived compliance requirements with the financial ratio covenants of the facility for the fourth quarter of 2002, reduced credit available to PolyOne under the facility from $150 million to $125 million and established new compliance financial ratios. For a summary of the existing borrowed debt-to-EBITDA compliance ratios for 2003, see the table that follows. Additionally, our obligations under the revolving credit facility are guaranteed by some of our domestic subsidiaries.

     Of the capital resource facilities available to PolyOne as of December 31, 2002, only the portion of the receivables sale facility that was actually sold provided security in connection with the transfer of ownership of these receivables. Each indenture governing our senior unsecured notes and debentures and our guarantee of the SunBelt note allows for a specific level of secured debt, above which security must be provided on each such indenture. The receivables sale facility does not constitute debt under the indentures governing PolyOne's senior unsecured notes and debentures. Security was granted under the terms of the amended and restated revolving credit agreement; however, as of December 31, 2002, PolyOne had no borrowings under the revolving credit agreement and had not triggered any security being provided to the outstanding public unsecured debt. On February 28, 2003, PolyOne made borrowings on the revolving credit agreement at levels that triggered the security on the public indentures. Security on the revolving credit agreement and public debt will terminate when the borrowed debt-to-EBITDA ratio is less than 3.50 to 1.0 for any two consecutive fiscal quarters. As of December 31, 2002, PolyOne had guaranteed unconsolidated equity affiliate debt of $91.4 million for SunBelt and $42.3 million for OxyVinyls. The OxyVinyls guarantee is expected to expire in the second quarter of 2003.

     The following table summarizes the defined financial ratios for 2003 under the revolving credit facility.

                                                        Borrowed      Tangible
                                           Interest     Debt-to-     Assets-to-
                                           Coverage      EBITDA     Indebtedness
                                             Ratio        Ratio         Ratio
                                           (Minimum)    (Maximum)     (Minimum)
                                           -------------------------------------
Agreement compliance*
  First quarter of 2003                      1.90          6.00         1.00
  Second quarter of 2003                     1.90          6.00         1.00
  Third quarter of 2003                      4.00          4.00         1.00
  Fourth quarter of 2003                     4.00          3.50         1.00

*Limitations - Capital expenditures are restricted to $15.0 million in a quarter and $25.0 million for the six months ending June 30, 2003.


     The realization of profitable operations will be important to (1) maintaining the existing levels of available capital resources, (2) any refinancing of a portion of the existing capital resources, (3) the payment of public debt maturing in September 2003 and (4) the execution of PolyOne's announced restructuring initiatives. The EBITDA before special items (which approximates the cash flow of current ongoing operations) totaled approximately $124 million in 2002. The value capture initiatives and the 2003 reduction in selling and administrative costs, net of 2003 estimated specific program cost increases, are projected to increase 2003 cash flow of operations between $57 million and $77 million. The cash flow of operations must cover expenditures for financing costs (interest expense and discount on sale of accounts receivable, which are projected to be approximately $50 million in 2003), spending associated with restructuring, capital expenditures and cash to fund sales growth through increased working capital requirements. Cash spending for the previously announced restructuring programs (North American Plastic Compounds and Colors manufacturing improvements, business unit initiatives and the recent cost-reduction program) are projected to be between $43 million and $50 million for 2003. Capital expenditures for 2003 are projected to be approximately $50 million. In December 2002, PolyOne announced that it will discontinue the payment of dividends, commencing in the first quarter of 2003. As of December 31, 2002, and utilizing the required financial ratios for the first quarter of 2003, approximately $125 million of the existing capital resource facilities would have been available to be drawn while remaining in compliance with the facilities.


20 POLYONE CORPORATION

     PolyOne currently estimates minimum funding requirements for its qualified defined benefit pension plans of approximately $1 million in 2003 and $5 million in 2004. Market asset performance in 2003 will impact the final minimum funding requirements in 2005. As of December 31, 2002, PolyOne decreased by 25 basis points its assumption regarding the long-term rate of return on pension assets to 8.75%. An 8.75% return on assets in 2003, combined with the minimum contributions required in 2003 and 2004, would produce a projected minimum funding requirement by September 15, 2005 of approximately $45 million (each 1% return on asset variance in 2003 from 8.75% impacts the 2005 minimum funding by approximately $1 million). However, PolyOne intends to continue funding in excess of the minimum required for the qualified defined benefit pension plans during calendar 2003 and 2004, which would reduce any otherwise required funding by September 15, 2005.

     Based on PolyOne's current projected operations, management believes that it should be able to continue to manage and control working capital, discretionary spending and capital expenditures to maintain compliance with the revolving credit facility's required financial ratios through June 30, 2003. Management believes that, prior to the end of the third quarter of 2003, it will either sell sufficient non-strategic business assets to maintain compliance under the revolving credit facility through the end of 2003 or it will arrange new financing that will amend or replace the existing revolving credit agreement. If it becomes necessary to secure additional capital resources, there can be no assurance that the additional capital resources would be available or, if available, that their terms would be acceptable to PolyOne. The anticipated actions should assure adequate levels of liquidity in 2003 to support normal operations, pay the public debt maturing in September 2003 and execute the announced restructuring initiatives that are projected to enhance PolyOne's future profitability.

     Certain factors that may affect these forward-looking comments are discussed in "Forward-looking Statements" on page 45.


MARKET RISK DISCLOSURES

PolyOne is exposed to foreign currency exchange risk in the ordinary course of business because its products are provided in numerous countries around the world, and collection of revenues and payment of certain expenses may give rise to currency exposure. Management has reviewed PolyOne's exposure to this risk and has concluded that PolyOne's exposure in this area is adequately hedged with foreign currency exchange contracts, and that exposure to this risk is not material to fair values, cash flows or earnings. For additional information regarding foreign currency exchange risk, refer to Note V to the Consolidated Financial Statements.


                                                       POLYONE CORPORATION 21

- CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                Common                                             Common              Accumulated
                                                Shares                     Additional               Stock      Share    Other Non-
(In millions, except per share data;  Common   Held in              Common   Paid-in   Retained    Held in   Ownership Owner Equity
shares in thousands)                  Shares   Treasury   Total     Stock    Capital   Earnings    Treasury    Trust      Changes
---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999             27,974     4,245    $334.7    $ 2.8    $  297.3    $168.3    $(104.5)   $    --     $(29.2)
Non-owner equity changes:
  Net income                                                15.9                           15.9
  Translation adjustment                                    (4.7)                                                           (4.7)
  Adjustment of minimum
    pension liability                                      (19.2)                                                          (19.2)
                                                          ------
Total non-owner equity changes                              (8.0)
Two-for-one stock split               27,979     3,654                2.8        (2.8)
Reduction in par value from $0.10
  per share to $0.01 per share                                       (5.1)        5.1
Shares issued in business
  combination merger                  66,234    18,406     536.7      0.7       781.3               (215.6)   (29.7)
Formation of share ownership trust                (500)                                               13.4    (13.4)
Stock-based compensation and
  benefits and exercise of options         5       (90)     (2.2)                (7.5)                 3.5      1.8
Purchase of shares for treasury                  2,600     (18.7)                                    (18.7)
Adjustment to market value                                                      (15.8)                         15.8
Cash dividends ($0.25 per share)                           (14.9)                         (14.9)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2000            122,192    28,315     827.6      1.2     1,057.6     169.3     (321.9)   (25.5)       (53.1)
Non-owner equity changes:
  Net (loss)                                               (46.1)                         (46.1)
  Translation adjustment                                   (10.0)                                                          (10.0)
  Adjustment of minimum
    pension liability                                      (38.9)                                                          (38.9)
  Net unrealized loss on securities                         (0.5)                                                           (0.5)
                                                          ------
Total non-owner equity changes                             (95.5)
Stock-based compensation and
  benefits and exercise of options               2,860       4.2                 (0.8)               (28.2)    36.1         (2.9)
Adjustment to market value                                                       15.9                         (15.9)
Cash dividends ($0.25 per share)                           (22.9)                         (22.9)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2001            122,192    31,175     713.4      1.2     1,072.7     100.3     (350.1)    (5.3)      (105.4)
Non-owner equity changes:
  Net (loss)                                               (58.9)                         (58.9)
  Translation adjustment                                    (2.8)                                                           (2.8)
  Adjustment of minimum
    pension liability                                      (60.5)                                                          (60.5)
Reclassification of net
  unrealized loss on securities                              0.5                                                             0.5
                                                          ------
Total non-owner equity changes                            (121.7)
Stock-based compensation and
  benefits and exercise of options                (658)     10.7                 (4.5)                 9.0      4.8          1.4
Adjustment to market value                                    --                  1.3                          (1.3)
Cash dividends ($0.25 per share)                           (22.7)                         (22.7)
---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2002            122,192    30,517    $579.7    $ 1.2    $1,069.5    $ 18.7    $(341.1)   $(1.8)      $(166.8)
=================================================================================================================================

See Notes to Consolidated Financial Statements.


22 POLYONE CORPORATION

Notes: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - DESCRIPTION OF BUSINESS

PolyOne Corporation (PolyOne or Company) is a leading global polymer services company, with operations in thermoplastic compounds, specialty polymer formulations, engineered films, color and additive systems, elastomer compounds and additives, and thermoplastic resin distribution. PolyOne was formed on August 31, 2000 as a result of the consolidation of The Geon Company (Geon) and M.A. Hanna Company (Hanna) (see Note F). The reported financial operating results and assets and liabilities prior to August 31, 2000 are those of only the former Geon business.

     PolyOne's operations are located primarily in the United States, Europe, Canada, Mexico and Asia/Pacific in four business segments. The business segments consist of Performance Plastics, Elastomers and Performance Additives, Distribution, and Resin and Intermediates. See Note T for further information on PolyOne's business segments.


NOTE B - CHANGE IN ACCOUNTING METHOD

PolyOne adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized, but must be reviewed at least annually for impairment. PolyOne does not have any indefinite-lived intangible assets. Separable intangible assets that have finite useful lives will continue to be amortized over their useful lives. As part of adopting this standard, PolyOne completed a transitional review for goodwill impairment during the first quarter of 2002 for each of its reporting units. PolyOne determined that the carrying value of the Engineered Films reporting unit exceeded its estimated fair value as determined by utilizing various valuation techniques, including discounted cash flows. Given the indication of a potential impairment, we completed the assessment of the implied fair value of goodwill for the Engineered Films reporting unit. This assessment resulted in the writeoff of all of Engineered Films' goodwill, an impairment loss of $54.7 million ($53.7 million after tax). The Engineered Films reporting unit is included in the Performance Plastics segment. This transitional impairment loss was recognized as the cumulative effect of an accounting change. The fair value of all other reporting units at January 1, 2002, as determined by the valuation techniques noted above, exceeds their respective carrying value. The transitional impairment loss will not impact the future cash flows of our businesses. Prior to the adoption of SFAS No. 142, amortization expense was recorded for goodwill and other intangible assets. The following table sets forth a reconciliation of net income and earnings per share information for the years ended December 31, 2002, 2001 and 2000, adjusted for the non-amortization provisions of SFAS No. 142:

(In millions)                                      2002        2001        2000
                                                  ------------------------------
Reported net income (loss)                        $(58.9)     $(46.1)     $15.9
Discontinued operations                             (1.4)       (1.0)      (0.7)
Cumulative effect of change in
  accounting, net of tax                            53.7          --         --
Goodwill amortization, net of tax                     --        12.3        4.8
Workforce amortization, net of tax                    --         2.3        0.9
--------------------------------------------------------------------------------
Adjusted income (loss) before
  discontinued operations and
  cumulative effect of a change
  in accounting                                   $ (6.6)     $(32.5)     $20.9
===============================================================================-
Basic and diluted income (loss)
  per share:
    As reported                                   $(0.65)     $(0.51)     $0.26
    Discontinued operations                        (0.01)      (0.01)     (0.01)
    Cumulative effect of change in
      accounting, net of tax                        0.59          --         --
    Goodwill amortization,
      net of tax                                      --        0.14       0.08
    Workforce amortization,
      net of tax                                      --        0.03       0.01
--------------------------------------------------------------------------------
Adjusted income (loss) before
  discontinued operations and
  cumulative effect of a change
  in accounting                                   $(0.07)     $(0.35)     $0.34
===============================================================================-


NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION AND BASIS OF PRESENTATION The Consolidated Financial Statements include the accounts of PolyOne and its subsidiaries. All majority-owned affiliates over which PolyOne has control are consolidated. Investments in affiliates and joint ventures in which our ownership is 50% or less, or in which PolyOne does not have control but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Inter-company transactions are eliminated.

     PolyOne's accounts receivable sale agreement as disclosed in Note K includes a wholly owned subsidiary, PolyOne Funding Corporation, that is a qualifying special-purpose entity (QSPE). The QSPE is bankruptcy remote and is not consolidated with PolyOne, but is accounted for on an equity basis. The financial operations and position of PolyOne's unconsolidated affiliates, excluding PolyOne Funding Corporation, are disclosed in Note H. Transactions with related parties (including joint ventures) are in the ordinary course of business.

     As described in Note D, PolyOne's 70% ownership interest in So.F.teR S.p.A. (Softer), an operating entity in Italy whose operations were included in the Performance Plastics business segment, was sold to the


                                                          POLYONE CORPORATION 23

Notes: TO CONSOLIDATED FINANCIAL STATEMENTS


minority interest holder. Consequently, the operating results and cash flows of Softer are reported separately as discontinued operations. Reference to PolyOne signifies our continuing operations, with the exception of the discussions regarding discontinued operations in Note D.

     CASH AND CASH EQUIVALENTS PolyOne considers all highly liquid investments purchased with a maturity of less than three months to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

     CONCENTRATIONS OF CREDIT RISK Financial instruments that potentially subject PolyOne to credit risk are trade accounts receivable, foreign exchange contracts and interest rate swap agreements. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers constituting our customer base and their distribution among many industries and geographic locations. PolyOne is exposed to credit risk with respect to forward foreign exchange contracts in the event of non-performance by the counter-parties to these financial instruments. Management believes the risk of incurring material losses related to this credit risk is remote.

     INVENTORIES Inventories are stated at the lower of cost or market. Approximately 42% of our inventories at December 31, 2002 are valued by the last-in, first-out (LIFO) cost method. Inventories not valued by the LIFO method are valued principally by the first-in, first-out (FIFO) or average cost method.

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

     Depreciation expense was $67.6 million in 2002, $65.4 million in 2001 and $45.1 million in 2000.

     IMPAIRMENT OF LONG-LIVED ASSETS Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows, or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

     GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. As discussed in Note B and Note E, PolyOne adopted SFAS No. 142 effective January 1, 2002. Goodwill is no longer amortized but is subject to impairment testing. Prior to 2002, goodwill was amortized using the straight-line method over a life of 35 years. Other intangible assets, which consist primarily of non-contractual customer relationships, sales contracts, patents and technology, continue to be amortized over their estimated useful lives. The remaining lives range from three to 20 years.

     Total amortization expense of goodwill and other intangibles was $4.9 million in 2002, $23.8 million in 2001 and $11.4 million in 2000. No goodwill amortization was recorded in 2002.

     DERIVATIVE FINANCIAL INSTRUMENTS Effective January 1, 2001, PolyOne adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative financial instruments, such as foreign exchange contracts and interest rate swap agreements, be recognized in the financial statements and measured at fair value, regardless of the purpose or intent in holding them. Changes in the fair value of derivative financial instruments are recognized periodically in either income or shareholders' equity (as a component of accumulated other non-owner equity), depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS No. 133 did not have a material effect on our earnings, financial position or cash flows in fiscal 2001.

     In the normal course of business, PolyOne is exposed to changes in foreign currencies and fluctuations of interest rates. PolyOne has established policies and procedures that govern the management of these exposures through the use of financial instruments. By policy, PolyOne does not enter into such instruments for trading purposes or speculation.

     PolyOne enters into foreign currency exchange forward contracts with certain major financial institutions to reduce the effect of fluctuating exchange rates, primarily on foreign currency receivables, payables and inter-company lending transactions. Such contracts are not treated as hedges and, accordingly, are marked to market, with the resulting gains and losses recognized as other income or expense in the Consolidated Statements of Operations. Realized gains and losses on these contracts offset the foreign exchange gains and losses on the underlying transactions. PolyOne's forward contracts have original maturities ranging from one to three months.

     From time to time, PolyOne also enters into interest rate swap agreements. The interest rate swap agreements effectively modify our exposure to interest risk by converting our fixed-rate debt to a floating rate. The interest rate swap and instrument being hedged are marked to market in the balance sheet. The net effect of this accounting on PolyOne's operating results is that interest expense on the portion of


24 POLYONE CORPORATION
fixed-rate debt being hedged is recorded based on the variable rate stated within the swap agreement. No other cash payments are made unless the contract is terminated prior to maturity. In this case, the amount paid or received in settlement is established by agreement at the time of termination and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. Any gains or losses upon the early termination of the interest rate swap contracts are deferred within the hedged item and recognized over the remaining life of the contract. During 2002 and 2001, PolyOne terminated interest rate swap contracts and received cash of $8.3 million in 2002 and $4.3 million in 2001. The deferred gain has been classified as long-term debt and is being amortized over the remaining life of the related debt instrument. See Note V for a further description of our financial instruments.

     REVENUE RECOGNITION PolyOne recognizes revenues at the point of passage of title, which is based on shipping terms for product sales or when service is performed.

     SHIPPING AND HANDLING COSTS Shipping and handling costs are reflected in cost of sales.

     EQUITY AFFILIATES PolyOne recognizes its proportionate share of the income of equity affiliates. Losses of equity affiliates are recognized to the extent of our investment, advances, financial guarantees and other commitments to provide financial support to the investee. Any losses in excess of this amount are deferred, and reduce the amount of future earnings of the equity investee recognized by PolyOne. At December 31, 2002 and 2001, there were no deferred losses related to equity investees.

     PolyOne accounts for investments in equity affiliates under Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," and recognizes impairment losses in the value of investments that experience declines judged to be other than temporary. See Note H for further information on our equity affiliates.

     ENVIRONMENTAL COSTS PolyOne expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. Costs associated with the remediation of environmental contamination are accrued when it becomes probable that a liability has been incurred and our proportionate share of the amount can be reasonably estimated.

     RESEARCH AND DEVELOPMENT EXPENSE Research and development costs, which were $19.4 million in 2002, $18.8 million in 2001 and $21.4 million in 2000, are charged to expense as incurred.

     INCOME TAXES Deferred tax liabilities and assets are determined based on the differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rate and laws that are currently in effect.

     FOREIGN CURRENCY TRANSLATION Revenues and expenses are translated at average currency exchange rates effective during the period. Assets and liabilities of foreign subsidiaries and equity investees are translated using the exchange rate at the end of the period. PolyOne's share of the resulting translation adjustment is recorded as accumulated other non-owner equity changes. The cumulative unrecognized translation adjustment loss was $45.3 million at December 31, 2002, $42.5 million at December 31, 2001 and $32.5 million at December 31, 2000. Gains and losses resulting from foreign currency transactions, including inter-company transactions that are not considered permanently invested, are included in net income.

     MARKETABLE SECURITIES Marketable securities are classified as available for sale and recorded at current market value. Net unrealized gains and losses on marketable securities available for sale are credited or charged as accumulated other non-owner equity changes. At December 31, 2002, PolyOne recognized an other-than-temporary impairment loss of $0.8 million on its marketable securities, effectively writing the investment down to the December 31, 2002 market value. There were no cumulative unrealized gains or losses at December 31, 2002.

     STOCK-BASED COMPENSATION As provided under SFAS No. 123, "Accounting for Stock-Based Compensation," PolyOne has elected to account for stock-based compensation under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the PolyOne stock at the date of the grant over the amount an employee must pay to acquire the stock.

     The following pro forma information regarding net (loss) income and net
(loss) income per share is required by SFAS No.123, and has been determined as if PolyOne had accounted for its share options under the fair value method of that statement. The weighted-average fair value per share of stock options granted was $6.52 for 2002, $3.28 for 2001 and $3.90 for 2000. The fair value for these options was estimated at the grant date using a Black-Scholes option-pricing model with the following weighted-average assumptions:

                                 2002          2001       2000
                               --------------------------------
Risk-free interest rate           5.2%          4.8%       5.2%
Expected dividend yield           0.0%          2.5%       2.0%
Expected lives                 7 years       7 years    7 years
Expected volatility              43.3%         41.2%      36.7%

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility. Because PolyOne's share options have characteristics significantly different from traded options, and because


                                                          POLYONE CORPORATION 25

Notes: TO CONSOLIDATED FINANCIAL STATEMENTS

changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our share options.

     The following table illustrates the effect on net (loss) income and (loss) income per share if PolyOne had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation, using the fair value estimate computed by the Black-Scholes option-pricing model.

                                                For the years ended December 31,
(In millions, except per share data)             2002         2001         2000
                                                --------------------------------
Net (loss) income, as reported                  $(58.9)      $(46.1)       $15.9
Deduct: Total stock-based employee
  compensation expense determined
  under fair value-based method
  for all awards                                   4.6          4.1          4.0
--------------------------------------------------------------------------------
Pro forma net (loss) income                     $(63.5)      $(50.2)       $11.9
================================================================================
Net (loss) income per share:
  Basic and diluted - as reported               $(0.65)      $(0.51)       $0.26
  Basic and diluted - pro forma                 $(0.70)      $(0.56)       $0.19

     NEW ACCOUNTING PRONOUNCEMENTS The Financial Accounting Standards Board has issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The amount recorded as a liability will be capitalized by increasing the carrying amount of the related long-lived asset, which is then depreciated over its useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. PolyOne does not believe the adoption of SFAS No. 143 will have a material impact on its results of operations, financial position or liquidity.

     The Financial Accounting Standards Board has issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires a cost associated with an exit or disposal activity, such as the sale or termination of a line of business, the closing of business activities in a particular location or a change in management structure, to be recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by the Company for such cost. Applicable costs include employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees. SFAS No. 146 supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," which in some cases required certain costs to be recognized before a liability was actually incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002.

     The Financial Accounting Standards Board has issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires disclosures by guarantors about the nature of, and maximum potential payments under, contracts that contingently require the guarantor to make payments to the guaranteed party under certain circumstances (such as financial guarantees and product warranties). FIN 45 also requires the recognition by guarantors of a liability, at fair value, for the obligation to stand ready to perform under the terms of the contract. The recognition provisions of FIN 45 do not apply to product warranties. The disclosure provisions of FIN 45 are effective for periods ending after December 15, 2002. The recognition provisions are effective on a prospective basis to guarantees issued or modified after December 31, 2002. PolyOne does not expect the adoption of FIN 45 to have a material impact on its results of operations, financial position or liquidity. See Note P for further information.

     The Financial Accounting Standards Board has issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS
No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition when a company voluntarily changes to the fair value-based method of recognizing expense in the income statement for stock-based employee compensation, including stock options granted to employees. As allowed by SFAS No. 123, PolyOne has adopted the disclosure-only provisions of the standard and does not recognize expense for stock options granted to employees.

     USE OF ESTIMATES The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles (GAAP) requires management to make extensive use of certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, as well as the reported amounts of revenues and expenses during the reported periods. Significant estimates in these Consolidated Financial Statements include restructuring and other non-recurring (credits) charges, purchase accounting reserves, allowances for doubtful accounts receivable, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, environmental liabilities, income taxes and tax valuation reserves, and the determination of discount and other rate assumptions for pension and post-retirement employee benefit expenses. Actual results could differ from these estimates.

     RECLASSIFICATION Certain amounts for 2001 and 2000 have been reclassified to conform with the 2002 presentation.

26 POLYONE CORPORATION

NOTE D - BUSINESS ACQUISITIONS AND DIVESTMENTS

In December 2002, PolyOne acquired all shares of Transformacion de Pigmentos y Colorantes, S.A. (Transcolor) and divested its 70% ownership interest in Softer.

     On December 19, 2002, PolyOne acquired Transcolor, a color concentrates manufacturer with annual sales of approximately $36 million. Transcolor is located in northern Spain. Due to the timing of the acquisition, Transcolor's contribution to operating results was minimal. The 2002 year-end purchase balance sheet was consolidated and contained a preliminary allocation to goodwill of approximately $12.5 million.

     On December 4, 2002, PolyOne announced the sale of its 70% ownership interest in Softer, a leading Italian compounder of thermoplastic materials, while licensing certain technologies. With the sale, all historical operating results of this business have been reported separately as discontinued operations. The business was previously included within PolyOne's Performance Plastics segment.

     A summary of the Softer historical operating results constituting the discontinued operations in the Consolidated Statements of Operations follows.

                                      11 Months                   Four Months
                                       Ended           Year          Ended
                                     November 30,      Ended      December 31,
(In millions)                           2002           2001           2000
                                     -------------------------------------------
Net sales                              $70.0           $73.5         $26.4
Income from operations before
  income tax expense                     2.9             2.5           1.5
Income tax expense                       1.4             1.5           0.8
--------------------------------------------------------------------------------
Income from discontinued
  operations                             1.5             1.0           0.7
Loss on disposal                        (0.1)             --            --
--------------------------------------------------------------------------------
Income from operations and loss
  on sale, net of income taxes         $ 1.4           $ 1.0         $ 0.7
================================================================================

     As of December 31, 2001, the Softer amounts included in the Consolidated Balance Sheet were as follows:

(In millions)

Net current assets:
  Accounts receivables, net                                              $ 25.4
  Inventories                                                              10.1
  Other current assets                                                      3.2
  Short-term notes payable                                                 (8.1)
  Trade payables                                                          (16.6)
  Other current liabilities                                               (11.7)
--------------------------------------------------------------------------------
                                                                         $  2.3
================================================================================
Net non-current assets:
  Property, net                                                          $ 17.2
  Goodwill, net                                                             9.2
  Other intangible assets, net                                              0.2
  Long-term debt                                                           (6.8)
  Other non-current liabilities                                            (6.1)
--------------------------------------------------------------------------------
                                                                         $ 13.7
================================================================================


NOTE E - GOOD WILL AND INTANGIBLE ASSETS

Changes in the carrying amount of goodwill for the year ended December 31, 2002 and by business segment are as follows:


                                                                      Elastomers
                                                                         and
                                                        Performance   Performance
(In millions)                                             Plastics     Additives     Distribution    Other    Total
--------------------------------------------------------------------------------------------------------------------
January 1, 2002                                            $370.1       $106.2           $ --         $ --    $476.3
Reclassification of workforce, net of deferred taxes          9.7          5.7            1.1          1.3      17.8
Business acquisition                                         12.5           --             --           --      12.5
Business divestiture                                         (6.3)          --             --           --      (6.3)
Other                                                        (1.6)          --             --           --      (1.6)
Impairment                                                  (54.7)          --             --           --     (54.7)
--------------------------------------------------------------------------------------------------------------------
December 31, 2002                                          $329.7       $111.9           $1.1          $1.3   $444.0
====================================================================================================================


                                                          POLYONE CORPORATION 27

Notes: TO CONSOLIDATED FINANCIAL STATEMENTS


     Information regarding PolyOne's other intangible assets follows:

                                              As of December 31, 2002
                               -------------------------------------------------
                               Acquisition    Accumulated      Currency
(In millions)                      Cost       Amortization    Translation   Net
                               -------------------------------------------------
Non-contractual customer
  relationships                   $16.7          $ (3.0)         $  --    $ 13.7
Sales contract                     12.9            (4.1)            --       8.8
Patents, technology and other      15.5            (5.6)           0.4      10.3
--------------------------------------------------------------------------------
Total                             $45.1          $(12.7)         $ 0.4    $ 32.8
================================================================================


                                              As of December 31, 2001
                               -------------------------------------------------
                               Acquisition    Accumulated      Currency
(In millions)                      Cost       Amortization    Translation   Net
                               -------------------------------------------------
Non-contractual customer
  relationships                   $16.4          $ (2.0)         $  --    $14.4
Sales contract                     12.9            (2.3)            --     10.6
Patents, technology and other      14.4            (3.6)            --     10.8
Assembled workforce                30.7            (5.5)            --     25.2
--------------------------------------------------------------------------------
Total                             $74.4          $(13.4)         $  --    $61.0
================================================================================

     Amortization of other intangible assets was $4.8 million for the year ended December 31, 2002. Excluding amortization of the assembled workforce intangible in 2001, amortization of other intangible assets was $5.8 million for the year ended December 31, 2001. Amortization expense for each of the five succeeding fiscal years is expected to be approximately $5 million per year.


NOTE F - FORMATION OF POLYONE

On August 31, 2000, PolyOne was formed as a result of the consolidation of Geon and Hanna, with Geon as the acquiring entity. As a result of the acquisition of Hanna, PolyOne announced plans to incur employee separation and plant phaseout costs for incremental expenditures to exit and consolidate activities at former Hanna locations, to sever employees involuntarily, and to integrate operating locations and other activities of the newly formed PolyOne.

     In 2001, PolyOne announced the closing of 12 former Hanna manufacturing plants. Of the announced sites for closing, nine were in the Performance Plastics business segment and three were in the Elastomers and Performance Additives segment. In 2001, one Performance Plastics and all designated Elastomers and Performance Additives plants were closed. In 2002, five Performance Plastics manufacturing sites closed. As of December 31, 2002, one plant was to close at the end of the first quarter of 2003 and another plant was scheduled to close early in the third quarter of 2003. In January 2003, PolyOne committed to a refinement to the original 2001 plan and decided to continue operating the remaining facility. Accordingly, in the first quarter of 2003, the reserve of approximately $1 million associated with this facility (which relates to an acquired business) will be reversed and recognized as a reduction to goodwill of the acquired business. As of December 31, 2002, the net property carrying value to be realized for the plants closed or to be closed was $9.4 million (some assets will be transferred to other locations as production ceases). In addition, PolyOne projects that cash spending for this restructuring initiative will approximate $5.5 million during 2003.

     The components of the acquisition integration liabilities are as follows:

                                          Employee Separation                   Plant Phaseout Costs
                                         -------------------------------------------------------------------
                                         Number of                                      Asset
(In millions, except employee numbers)   Employees      Costs      Cash Closing       Writedowns      Total
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                108        $ 10.7         $  --             $   --        $ 10.7
2001 plan                                   671          17.3           7.6               17.9          42.8
Utilized in 2001                           (375)        (16.2)         (1.0)             (17.5)        (34.7)
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                404        $ 11.8         $ 6.6             $  0.4        $ 18.8
Utilized in 2002                           (245)         (6.8)         (5.1)              (0.1)        (12.0)
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                159        $  5.0         $ 1.5             $  0.3        $  6.8
============================================================================================================

28 POLYONE CORPORATION

NOTE G - EMPLOYEE SEPARATION AND PLANT PHASEOUT

PolyOne has undertaken various restructuring initiatives and incurred various employee separation and plant phaseout costs. These costs include severance, employee outplacement, external consulting, lease termination, facility closing and the writedown of the carrying value of plants and equipment. These employee separation and plant phaseout costs have been accrued and recognized as expense in the Consolidated Statements of Operations.

     2002 CHARGES Operating income in 2002 was reduced by charges of $1.1 million ($0.6 million after tax) for costs associated with the consolidation of certain activities related to the Formulator operations in the Performance Plastics segment. The costs were for employee separation, which consisted of severance and other employee benefits. All 43 employees were terminated in 2002.

     2001 CHARGES Operating income in 2001 for the Performance Plastics segment was reduced by charges of $36.1 million ($22.0 million after tax) for costs associated with integration efforts and programs to update North American manufacturing. The costs included $21.0 million for employee separation, $2.1 million for cash plant closing and $13.0 million for the writedown of the carrying value of plant and equipment. The employee separation consisted of severance and other related employee benefits, and included the projected termination of approximately 400 employees. Approximately 40 employees remain to be terminated in 2003 in association with the vinyl manufacturing restructuring announced in November 2001.

     2000 CHARGES Operating income in 2000 was reduced by charges of $3.4 million ($2.1 million after tax) for costs associated with the closing of an Engineered Films facility. This facility closed in February 2001, with the elimination of all positions at the plant during the first six months of 2001. During 2001, PolyOne reassessed the value of the facility that was closed and recorded an impairment charge of $3.8 million.

     In 2001, PolyOne announced the closing of five former Geon manufacturing plants within the Performance Plastics segment. Two plants were closed in 2001 and two additional plants were closed in 2002. As of December 31, 2002, one plant remained open and was projected to close in the second quarter of 2003.

     As of December 31, 2002, the net property carrying value to be realized for the plants closed or to be closed was $7.3 million (some assets will be transferred to other locations as production ceases). In addition, PolyOne projects that cash spending for restructuring initiatives accrued as of December 31, 2002 in relation to employee separation and plant phaseout costs will approximate $14.6 million during 2003.

     The following table summarizes the provisions, payments and remaining reserves associated with these initiatives:

                                          Employee Separation                   Plant Phaseout Costs
                                         -------------------------------------------------------------------
                                         Number of                                      Asset
(In millions, except employee numbers)   Employees      Costs      Cash Closing       Writedowns      Total
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                 78        $ 2.4         $  --              $   --        $  2.4
2001 charges                                400         21.0           2.1                13.0          36.1
Utilized in 2001                           (178)        (6.4)         (0.2)              (13.0)        (19.6)
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                300         17.0           1.9                  --          18.9
2002 charges                                 43          1.1            --                  --           1.1
Utilized in 2002                           (303)        (4.6)         (0.8)                 --          (5.4)
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                 40        $13.5         $ 1.1               $  --        $ 14.6
=============================================================================================================

     The employee separation costs remaining to be paid at December 31, 2002 consisted of severance costs for employees related to plants closed in December 2002 and paid in January 2003 (approximately $2.8 million), separation costs for the 40 employees still to be terminated, continuing severance costs of previously terminated employees and continuing health care and other benefits due to terminated employees.


                                                          POLYONE CORPORATION 29

Notes: TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H - FINANCIAL INFORMATION OF EQUITY AFFILIATES

PolyOne's Resin and Intermediates (R&I) segment consists primarily of investments in equity affiliates. We own 24% of Oxy Vinyls, LP (OxyVinyls), a manufacturer and marketer of polyvinyl chloride (PVC) resins. OxyVinyls is a leading producer of PVC resins in North America. Summarized financial information for OxyVinyls follows:

(In millions)                                           2002            2001
                                                      -------------------------
OxyVinyls:
  Net sales                                           $1,377.1        $1,546.3
  Employee severance, liabilities associated
    with the temporary idling of a plant, facility
    asset writeoff and decommissioning costs             (20.6)          (18.2)
  Operating income (loss)                                 91.9           (14.7)
  Partnership income (loss) as reported
    by OxyVinyls                                          88.4           (13.9)
  PolyOne's ownership of OxyVinyls                         24%            24%
--------------------------------------------------------------------------------
  PolyOne's proportionate share of OxyVinyls'
    earnings (loss)                                       21.2            (3.3)
  Amortization of the difference between
    PolyOne's investment and its underlying
    share of OxyVinyls' equity                             0.6             0.6
--------------------------------------------------------------------------------
  Earnings (loss) of equity affiliate recorded
    by PolyOne                                        $   21.8        $   (2.7)
================================================================================
  Current assets                                      $  275.1        $  287.2
  Non-current assets                                     979.1         1,006.1
--------------------------------------------------------------------------------
    Total assets                                       1,254.2         1,293.3
--------------------------------------------------------------------------------
  Current liabilities                                    164.0           178.7
  Non-current liabilities                                 81.3            81.6
--------------------------------------------------------------------------------
    Total liabilities                                    245.3           260.3
  Partnership capital                                 $1,008.9        $1,033.0
================================================================================

     OxyVinyls' income during the year ended December 31, 2002 includes special pre-tax charges of $20.6 million. The 2002 special charges relate to the asset writeoff and decommissioning cost associated with the permanent closing of specific production assets included in an idled plant, plus employee severance and costs associated with the temporary idling of a plant. Our proportionate share of the 2002 special items was $4.9 million. OxyVinyls' special charges for the year ended December 31, 2001 included a fourth-quarter pre-tax charge of $13.8 million for employee severance and liabilities associated with the temporary idling of a plant, and a first-quarter pre-tax charge of $4.4 million, all of which related to involuntary severance, outplacement costs and other employee-related separation benefits. PolyOne's proportionate share of the 2001 special items was $4.3 million.

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity, even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity of which its equity is unable to finance its activities, or the owners of the entity lack the risk and rewards of ownership. The provisions of this interpretation apply at inception for any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this interpretation must be applied at the beginning of the first interim or annual period beginning after June 15, 2003. OxyVinyls will adopt the provisions of FIN 46 in the third quarter of 2003 for existing entities that are within the scope of this interpretation. On a preliminary basis, OxyVinyls believes that FIN 46 will result in the consolidation of certain variable interest entities that are owners of plants and equipment OxyVinyls leases from them. The probable consolidation will affect the LaPorte, Texas, vinyl chloride monomer (VCM) plant lease and railcars under the terms of a related lease agreement dated April 30, 1999 (collectively, the "LaPorte Lease"). If consolidation of the LaPorte Lease were to take place, OxyVinyls' financial condition would result in an increase in assets of approximately $132 million and in liabilities of $180 million, with a pre-tax charge of approximately $48 million in the third quarter of 2003. OxyVinyls expects to record this change as a cumulative effect of a change in accounting principles. Annual expense for depreciation would increase by approximately $12 million. If OxyVinyls chose to terminate the leases prior to adoption, there would be no cumulative effect of a change in accounting principles. Additionally, FIN 46 may require the consolidation of OxyMar in the third quarter of 2003. If OxyMar were to be consolidated at December 31, 2002, both assets and liabilities would increase by approximately $354 million. The consolidation of OxyMar would not change OxyVinyls' results of operations. The potential 2003 impact on PolyOne's financial statements should the LaPorte Lease not be terminated is (1) a third-quarter pre-tax charge from the cumulative effect of a change in accounting of approximately $11.5 million and (2) lower second-half equity earnings of approximately $1.4 million.

     PolyOne's R&I segment also includes the SunBelt Chlor-Alkali (owned 50%) and Welvic Australia Pty Ltd. (owned 37.4%) equity affiliates. The Performance Plastics segment includes the DH Compounding Company (owned 50%), Geon/Polimeros Andinos (owned 50%) and Techmer, PM, LLC (owned 51%) equity affiliates. Further, for the year ended December 31, 2001 and the two-month period ended February 28, 2002, the R&I segment included the results of Australian Vinyls Corporation, an equity affiliate (owned 37.4%) and the Performance Plastics segment included SPC Geon PTE Limited (owned 50%). In


30 POLYONE CORPORATION

February 2002, SPC Geon PTE Limited was dissolved. The sale of Australian Vinyls Corporation's PVC resin operations was announced on January 11, 2002; the sale closed in February 2002. In December 2001, PolyOne recognized an investment impairment charge of $9.5 million, including a $4.9 million translation loss, in connection with the pending sale. The retained Australian compound operations are named Welvic Australia Pty Ltd.

     On December 20, 2002, we announced that we had entered into an agreement with TPM Holdings, LP, a limited partnership, for the future sale of PolyOne's unconsolidated equity ownership interest in Techmer. Under terms of the agreement, PolyOne recognized in its 2002 earnings from equity affiliates a pre-tax impairment loss on its investment of $3.6 million, reported separately as a component of operating income in the line "Loss on divestiture of equity investment." The sale transaction closed in January 2003, with PolyOne receiving cash in exchange for its shares of Techmer.

     Combined summarized financial information for these equity affiliates, excluding PolyOne Funding Corporation, follows. The amounts shown represent the entire operations of these businesses, rather than PolyOne's proportionate share.

(In millions)                        2002                2001
                                    ---------------------------
Net sales                           $253.1              $359.0
Operating income (loss)               15.9               (17.9)
--------------------------------------------------------------
Net income (loss)                   $  1.5              $(34.1)
==============================================================
Current assets                      $ 76.4              $ 96.4
Non-current assets                   201.1               220.5
--------------------------------------------------------------
  Total assets                      $277.5              $316.9
==============================================================
Current liabilities                 $ 41.0              $ 55.3
Non-current liabilities              180.8               196.6
--------------------------------------------------------------
  Total liabilities                 $221.8              $251.9
==============================================================

     OxyVinyls purchases chlorine from SunBelt under an agreement that expires in 2094. The agreement requires OxyVinyls to purchase at market price, less a discount, all chlorine produced by SunBelt up to a maximum of 250,000 tons per year. OxyVinyls' chlorine purchases from SunBelt totaled $30.5 million in 2002 and $9.8 million in 2001.


NOTE I - FINANCING ARRANGEMENTS

Long-term debt, including capital lease obligations, at December 31 consisted of the following:

(In millions)                                            2002     2001
                                                        ---------------
9.375% senior notes due 2003                            $ 90.0   $ 91.5
6.875% debentures due 2005                                78.7     75.2
7.500% debentures due 2015                                50.0     50.0
8.875% senior notes due 2012                             198.3       --
Medium-term notes - interest rates from 6.52%
  to 7.16% with a weighted-average rate of
  6.85% - due between 2004 and 2011                      155.6    151.1
Deutsche mark denominated note,
  interest rate at 5.1%                                     --     40.5
Colombian peso denominated notes, interest
  rates at 11.10% to 11.85%, due 2004-2005                 8.9     11.4
Italian lira denominated notes, interest rates
  at 2% to 5.1%                                             --      6.5
Bank borrowings                                            1.7      5.2
-----------------------------------------------------------------------
                                                         583.2    431.4
Less current portion                                      91.0      4.6
-----------------------------------------------------------------------
                                                        $492.2   $426.8
=======================================================================

     Aggregate maturities of long-term debt for the next five years are: 2003 - $91.0 million; 2004 - $23.8 million; 2005 - $104.9 million; 2006 - $20.1 million; 2007 - $20.0 million; and thereafter - $323.4 million.

     During April 2002, PolyOne completed a private placement of $200 million of 8.875% senior notes to certain institutional investors in an offering exempt from the registration requirements of the Securities Act of 1933. Subsequently, PolyOne registered with the Securities and Exchange Commission an offer to exchange the senior notes for registered senior notes, which became effective in July 2002. In part, we used the proceeds from the offering to repay a loan held by one of our German subsidiaries. The senior notes rank equally with all of PolyOne's other senior unsecured indebtedness.

     In December 2002, PolyOne amended its revolving credit facility, which expires in October 2004. The amendment reduced the existing facility from $150 million to $125 million and established new future compliance financial ratios. The amendment waived the compliance of financial ratio covenants for the fourth quarter of 2002. The amended agreement provides for interest rates to be determined at the time of borrowing based on a choice of formulas specified in the agreement. Additionally, our obligations under the revolving credit facility are guaranteed by some of our domestic subsidiaries. There were no borrowings under this agreement at December 31, 2002.


                                                          POLYONE CORPORATION 31

Notes: TO CONSOLIDATED FINANCIAL STATEMENTS

     The weighted-average interest on short-term borrowings was 4.4% at December 31, 2002 and 4.0% at December 31, 2001. Interest paid amounted to $41.4 million in 2002, $42.5 million in 2001 and $38.6 million in 2000. PolyOne capitalized $0.7 million of interest costs during 2002 in connection with the implementation of a common management business information systems platform.

     From time to time, PolyOne enters into interest rate swap agreements. The interest rate swap agreements effectively modify PolyOne's exposure to interest risk by converting our fixed-rate debt to a floating rate. PolyOne terminated interest rate swap contracts and received cash of $8.3 million in 2002 and $4.3 million in 2001. The deferred gain has been classified as long-term debt, and is being amortized over the remaining life of the related debt instrument. As a result of the swap agreements in 2002 and 2001, the 9.375% interest rate on the senior notes due in 2003 was converted to a rate of 6.70% at December 31, 2002 and 7.96% at December 31, 2001. The 6.875% interest rate on the debentures due in 2005 was converted to 5.33% at December 31, 2002 and 4.5675% at December 31, 2001. At December 31, 2002, $100.0 million of medium-term notes with a weighted-average interest rate of 6.96% was converted to an average weighted interest rate of 5.77%. At December 31, 2001, $20.0 million of medium-term notes with an interest rate of 6.875% was converted to an interest rate of 5.0825%.

     PolyOne's bank agreements require, among other things, that PolyOne comply with interest coverage, borrowed debt-to-EBITDA earnings and tangible assets-to-indebtedness ratios. Further, the amended revolving credit agreement limits capital expenditures, acquisitions and dividends.

     Each indenture governing our public debt and our guarantee of the SunBelt note allows for a specific level of secured debt, above which security must be provided on each such indenture. The receivables sale facility does not constitute debt under the public debt indentures. In March 2002, security was granted under the terms of the amended and restated revolving credit agreement; however, as of December 31, 2002, PolyOne had no borrowings under the revolving credit agreement and had not triggered any security being provided to the outstanding public unsecured debt. In February 2003, PolyOne made borrowings on the revolving credit agreement at levels that triggered the security on the public indentures. Security on the revolving credit agreement and public debt will terminate when the borrowed debt-to-EBITDA ratio is less than 3.50 to 1.0 for any two consecutive fiscal quarters.


NOTE J - LEASING ARRANGEMENTS

PolyOne leases certain manufacturing facilities, warehouse space, machinery and equipment, automobiles and railcars under operating leases. Rent expense amounted to $20.9 million in 2002, $25.7 million in 2001 and $21.3 million in 2000.

     The future minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 2002 were as follows: 2003 - $16.6 million; 2004 - $12.2 million; 2005 - $6.3 million; 2006 -
$4.5 million; 2007 - $2.8 million; and thereafter - $7.7 million.


NOTE K - SALE OF ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

(In millions)                            2002            2001
                                        -----------------------
Trade accounts receivable               $120.1           $145.1
Retained interest in securitized
accounts receivable                       56.5               --
Allowance for doubtful accounts          (12.3)            (9.5)
                                        ------------------------
                                        $164.3           $135.6
                                        ========================

     PolyOne participates in a receivables sale program to provide up to $250 million in liquidity through the sale of certain domestic trade accounts receivable at a cost similar to high-grade commercial paper. This program was amended and restated in April 2002. In the future, the program could be terminated should PolyOne's senior unsecured debt receive a public debt rating below BB- by Standard & Poor's or a rating below Ba3 by Moody's Investors Service.

     Under the terms of the amended and restated agreement, PolyOne sells undivided interests in certain domestic accounts receivable through PolyOne Funding Corporation (PFC), without recourse, to a third-party financial conduit. PFC is a wholly owned subsidiary and a qualifying special-purpose entity (QSPE) that is bankruptcy remote and accounted for on an equity basis. At December 31, 2002, accounts receivable totaling $216.4 million were sold by PolyOne to PFC, and are included as a reduction of trade accounts receivable within accounts receivable on the PolyOne Consolidated Balance Sheet. Further, at December 31, 2002, PFC had sold undivided interests in accounts receivable totaling $159.9 million to a third-party financial conduit, a decrease of $57.6 million from December 31, 2001. PolyOne retains an interest in the $56.5 million difference between the amount of trade receivables sold by PolyOne to PFC and the undivided interests sold by PFC to the third-party financial conduit. This interest retained by PolyOne is included in accounts receivable in the PolyOne Consolidated Balance Sheet at December 31, 2002. The third-party financial conduit has a security interest in the unsold accounts receivable held by PFC. PolyOne records the net change in the undivided interests sold under this program as operating cash flows in the Consolidated Statements of Cash Flows.

32 POLYONE CORPORATION

     The accounts receivable are sold at a discount from the face amount to pay investor yield (30-day LIBOR based) on the undivided interests sold to the conduit, for utilization fees (0.25% of the undivided interests sold) and for program fees (0.50% of the total commitment). The discount from the face amount for accounts receivable sold, net of a servicing fee, is $3.9 million for the year ended December 31, 2002, and is included in other expense, net, in the Consolidated Statements of Operations.

     The arrangement provides that PolyOne remain responsible for servicing the underlying accounts receivable. We receive an annualized service fee from PFC approximating 1/4 of 1% of the undivided interests sold. As PolyOne collects payments from the undivided interests sold, PFC reinvests the collected payments in new accounts receivable for the conduit. PolyOne, through PFC, retains the risk of credit loss on the receivables and, accordingly, the full amount of the allowance for doubtful accounts has been retained in the PolyOne Condensed Consolidated Balance Sheet. The conduit has collection rights to recover payments from the receivables in the designated pool.


NOTE L - INVENTORIES

                                                        December 31,
(In millions)                                         2002        2001
                                                     -------------------
At FIFO or average cost, which approximates
  current costs:
    Finished products and in process                 $159.1       $154.8
    Raw materials and supplies                        118.5        117.0
-------------------------------------------------------------------------
                                                      277.6        271.8
    Reserve to reduce certain inventories to
      LIFO cost basis                                 (23.9)       (16.5)
-------------------------------------------------------------------------
                                                     $253.7       $255.3
=========================================================================

     Approximately 42% of PolyOne's inventory had been valued by the LIFO method at December 31, 2002 and 44% at December 31, 2001.


NOTE M - PROPERTY

(In millions)                             2002          2001
                                        ----------------------
Land and land improvements              $   59.6      $   62.0
Buildings                                  292.3         287.2
Machinery and equipment                    941.1         864.3
---------------------------------------------------------------
                                         1,293.0       1,213.5
Less accumulated depreciation
  and amortization                        (610.9)       (529.9)
---------------------------------------------------------------
                                        $  682.1      $  683.6
===============================================================


NOTE N - OTHER BALANCE SHEET LIABILITIES

                                                  Non-current
                              Accrued Expenses    Liabilities
                            ------------------------------------
                              December 31,        December 31,
(In millions)               2002       2001      2002      2001
                            ------------------------------------
Employment costs            $ 63.0    $ 68.5    $ 25.6    $ 21.1
Environmental                  7.7       4.1      44.6      52.1
Taxes                         12.6      11.7        --        --
Post-retirement benefits      12.3      12.5        --        --
Interest payable               6.6       4.2        --        --
Pension                         --        --     163.5      95.6
Employee separation and
  plant phaseout              21.3      36.5       0.1       1.2
Insurance accruals             0.8       0.6       5.3       4.7
Other                         35.9      22.9      22.1      39.8
----------------------------------------------------------------
                            $160.2    $161.0    $261.2    $214.5
================================================================

NOTE O - EMPLOYEE BENEFIT PLANS

PolyOne has four defined benefit pension plans under which benefits are accruing for certain U.S. employees. Two of the pension plans are unfunded non-qualified pension plans that provide supplemental pension benefits for senior executives. The plans generally provide benefit payments using a formula based on employee compensation and length of service. Annual contributions to the plans are sufficient to satisfy legal requirements. Plan assets consist principally of corporate and government obligations and funds invested in equities, including PolyOne stock. PolyOne's salaried plan closed participation to employees after December 31, 1999, and for all active participants the service component of the benefit was frozen as of December 31, 2002. In connection with the acquisitions of Hanna and O'Sullivan Corporation (O'Sullivan), PolyOne assumed the obligations and assets of Hanna's and O'Sullivan's defined benefit pension plans, covering certain Hanna and O'Sullivan employees. Benefits earned under Hanna's and O'Sullivan's defined benefit pension plans have been frozen.

     PolyOne recorded an intangible asset of $4.3 million related to both funded and unfunded pension plans as of December 31, 2002, and of $1.4 million as of December 31, 2001. PolyOne's accumulated other non-owner equity changes included $120.0 million after tax at December 31, 2002 and $59.5 million at December 31, 2001 related to the accumulated minimum pension liability. PolyOne reports other non-owner equity changes, net of the related income tax expense or benefit, in the Consolidated Statements of Shareholders' Equity. The income tax benefit related to the adjustment of the minimum pension liability was $2.9 million in 2002, $20.8 million in 2001 and $15.2 million in 2000.


                                                          POLYONE CORPORATION 33

Notes: TO CONSOLIDATED FINANCIAL STATEMENTS


     PolyOne sponsors several unfunded defined benefit post-retirement plans that provide certain health care and life insurance benefits to eligible employees. The health care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and co-insurance. The life insurance plans are generally non-contributory.

     The following tables set forth the change in benefit obligation, change in plan assets' funded status and amounts recognized in the Consolidated Balance Sheets related to the defined benefit pension and post-retirement health care benefit plans.

(In millions)                                                Pension Benefits          Health Care Benefits
                                                            2002          2001          2002          2001
                                                           -------------------------------------------------
Change in benefit obligation
  Benefit obligation - beginning of year                   $ 442.4      $  415.3      $  145.5      $  155.0
  Service cost                                                 5.0           5.0           0.8           0.8
  Interest cost                                               30.0          30.7           9.9          10.2
  Participant contributions                                     --            --           2.8           2.0
  Benefits paid                                              (32.5)        (34.2)        (17.4)        (16.8)
  Acquired businesses and plan amendments                      3.8           0.1           0.4            --
  Change in discount rate and other                           16.8          25.5          13.6          (5.7)
------------------------------------------------------------------------------------------------------------
  Benefit obligation - end of year                           465.5         442.4         155.6         145.5
  Projected salary increases                                  31.2          31.4            --            --
------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                              $434.3      $  411.0      $  155.6      $  145.5
============================================================================================================
Change in plan assets
  Plan assets - beginning of year                          $ 312.1      $  353.2      $     --      $     --
  Actual return on plan assets                               (25.2)        (11.4)           --            --
  Company contributions                                       13.3           4.5            --            --
  Benefits paid                                              (32.5)        (34.2)           --            --
------------------------------------------------------------------------------------------------------------
Plan assets - end of year                                  $ 267.7      $  312.1      $     --      $     --
============================================================================================================
Funded status
  Projected benefit obligation in excess of plan assets    $ 197.7      $  130.3      $  155.6      $  145.5
  Unamortized transition liability                              --          (0.7)           --            --
  Prior service cost                                          (4.3)         (0.7)         (0.8)         (0.9)
  Net actuarial gain (loss)                                 (189.1)       (126.2)        (20.0)         (5.9)
  Cumulative pre-tax adjustment to recognized minimum        159.2          92.9            --            --
    liability
------------------------------------------------------------------------------------------------------------
Accrued benefit cost                                       $ 163.5      $   95.6      $  134.8      $  138.7
============================================================================================================

The following table summarizes the assumptions used by the consulting actuaries and the related benefit cost information.

(Dollars in millions)
                                                         Pension Benefits               Health Care Benefits
                                                   2002        2001          2000       2002     2001    2000
                                                 ------------------------------------------------------------
Assumptions
  Discount rate                                     6.75%        7.25%         7.5%    6.75%    7.25%    7.5%
  Future compensation                            4.0-7.0%     4.0-7.0%     4.0-7.0%       --       --      --
  Expected long-term return on plan assets,
    beginning of year (2003 - 8.75%)                 9.0%         9.0%         9.0%       --       --      --
Components of net periodic benefit costs
  Service cost                                     $  5.0      $   5.0       $  4.2    $ 0.8    $ 0.8    $0.8
  Interest cost                                      30.0         30.7         25.0      9.9     10.2     7.9
  Expected return on plan assets                    (27.4)       (29.9)       (26.8)      --       --      --
  Amortization of unrecognized losses,
    transition obligation and prior
    service cost                                      6.9          3.7          1.9     (0.2)    (0.1)     --
-------------------------------------------------------------------------------------------------------------
                                                   $ 14.5      $   9.5       $  4.3    $10.5    $10.9    $8.7
=============================================================================================================


34 POLYONE CORPORATION

     The combined projected benefit obligation (PBO) included the PBO of unfunded plans of $36.9 million at December 31, 2002 and $34.3 million at December 31, 2001. The accumulated benefit obligation (ABO) of these unfunded plans was $33.5 million at December 31, 2002 and $32.6 million at December 31, 2001. The remaining PBO relates to PolyOne's funded pension plans, including the acquired Hanna and O'Sullivan plans. At December 31, 2002, PolyOne had six plans with a PBO and an ABO in excess of the related plan assets. These included PolyOne's salaried and wage plans, two plans acquired with O'Sullivan and two plans acquired with Hanna. For these plans, at December 31, 2002, the PBO was $422.2 million, the ABO was $394.4 million and the fair value of plan assets was $258.5 million.

     For measurement purposes, PolyOne assumed an average annual rate of increase in the per capita cost of health care benefits (health care cost trend rates) of 11.0% for 2003 declining gradually to 5.25% in 2009 and thereafter. A change in the assumed health care cost trend rates of 1% in each year would increase or decrease the benefit obligation as of December 31, 2002 by approximately $12 million, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for 2002 by approximately $1 million.

     PolyOne sponsors three voluntary retirement savings plans (RSP). Under provisions of these plans, eligible employees can receive Company matching contributions on up to the first 6% of their eligible earnings. In addition, PolyOne may make discretionary profit-sharing contributions to these plans for eligible employees. PolyOne made no profit-sharing contribution in 2002, 2001 or 2000. Also, PolyOne continues to sponsor defined retirement contribution plans for certain employees, which provide for Company contributions of a specified percentage of each employee's compensation. Following are PolyOne's contributions to the RSP:


(In millions)                     2002         2001          2000
                                 ---------------------------------
Retirement savings match         $ 8.9        $ 8.9         $  9.2
Profit sharing                      --           --             --
Defined retirement benefit         5.6          6.7            1.4
------------------------------------------------------------------
                                 $14.5        $15.6          $10.6
==================================================================


NOTE P - COMMITMENTS AND RELATED-PARTY INFORMATION

ENVIRONMENTAL PolyOne has been notified by federal and state environmental agencies and by private parties that it may be a potentially responsible party
(PRP) in connection with several environmental sites. While government agencies frequently claim PRPs are jointly and severally liable at these sites, in our experience, interim and final allocation of liability costs are generally made based on the relative contribution of waste. PolyOne believes that its potential continuing liability with respect to such sites will not have a material adverse effect on its consolidated financial position, results of operations or cash flows. In addition, PolyOne initiates corrective and preventive environmental projects of its own to ensure safe and lawful activities at its operations. PolyOne believes that compliance with current governmental regulations at all levels will not have a material adverse effect on its financial condition. Based on estimates prepared by our environmental engineers and consultants, PolyOne, at December 31, 2002, had accruals totaling $52.3 million to cover probable future environmental expenditures relating to previously contaminated sites. The accrual represents our best estimate for the remaining probable remediation costs, based upon information and technology currently available. PolyOne's estimate of the liability may be revised as new regulations, technologies or additional information is obtained. Environmental expense incurred was $3.7 million in 2002, $3.9 million in 2001 and $2.2 million in 2000.

     GUARANTEES In connection with the formation of OxyVinyls, PolyOne has guaranteed $42.3 million of OxyVinyls' borrowings from Occidental Petroleum Corporation. This guarantee terminates when OxyVinyls attains a defined amount of cumulative earnings before income taxes, depreciation and amortization. PolyOne also has guaranteed $91.4 million of SunBelt's outstanding senior secured notes in connection with the construction of the chlor-alkali facility in Macintosh, Alabama. The debt and guarantee thereon mature in 2017.

     RELATED-PARTY TRANSACTIONS PolyOne purchases a substantial portion of its PVC resin and all of its VCM raw materials under the terms of supply agreements with OxyVinyls. The agreements have an initial term of 15 years, with PolyOne having the right to renew for two five-year option periods. PolyOne also has entered into various service agreements with OxyVinyls. Net amounts owed to OxyVinyls, primarily for raw material purchases, totaled $15.5 million at December 31, 2002 and $14.2 million at December 31, 2001. PolyOne's purchases of raw materials from OxyVinyls totaled approximately $179 million during 2002 and $184 million during 2001.


NOTE Q - OTHER EXPENSE, NET

(In millions)                               2002          2001         2000
                                           ---------------------------------
Currency exchange gain (loss),
  net of foreign exchange contracts        $(0.6)        $(0.8)        $ 2.8
Discount on sale of trade                   (4.8)         (8.1)         (5.8)
receivables
Investment writedown                        (0.8)         (0.6)           --
Litigation settlement gain                    --           3.1            --
Other income (expense), net                 (3.0)          0.1          (1.6)
-----------------------------------------------------------------------------
                                           $(9.2)        $(6.3)        $(4.6)
=============================================================================


                                                          POLYONE CORPORATION 35

Notes: TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE R - INCOME TAXES

Income (loss) before income taxes, discontinued operations and cumulative effect of a change in accounting consists of the following:

(In millions)              2002          2001          2000
                         -----------------------------------
Domestic                 $(22.1)        $(81.2)        $23.8
Foreign                    10.3            7.0           0.8
------------------------------------------------------------
                         $(11.8)        $(74.2)        $24.6
============================================================

     A summary of income tax expense (benefit) follows:

(In millions)                        2002         2001         2000
                                   ---------------------------------
Current:
  Federal                          $   --        $   --        $ 0.1
  State                                --          (0.5)         1.0
  Foreign                             7.5           2.6           --
--------------------------------------------------------------------
  Total current                       7.5           2.1          1.1
Deferred:
  Federal                            (7.5)        (26.1)         8.7
  State                              (2.8)         (4.3)        (1.2)
  Foreign                            (2.4)          1.2          0.8
--------------------------------------------------------------------
  Total deferred                    (12.7)        (29.2)         8.3
--------------------------------------------------------------------
  Total tax expense (benefit)      $ (5.2)       $(27.1)       $ 9.4
====================================================================

     The income tax rate (benefit) for financial reporting purposes varied from the federal statutory rate as follows:

                                    2002          2001         2000
                                   ---------------------------------
Federal statutory income tax rate  (35.0%)       (35.0%)       35.0%
State tax, net of federal benefit  (15.6)         (4.3)        (0.4)
Goodwill                              --           3.2          7.7
Differences in rates of
  foreign operations                12.8           0.6          2.5
Enacted tax rate reduction            --            --         (5.4)
Other, net                          (6.3)         (1.0)        (1.2)
--------------------------------------------------------------------
Effective income tax rate          (44.1%)      (36.5%)        38.2%
====================================================================

     Significant components of PolyOne's deferred tax liabilities and assets at December 31 were as follows:

(In millions)                                          2002          2001
                                                      --------------------
Deferred tax liabilities:
  Tax over book depreciation                          $ 72.8        $ 72.2
  Intangibles                                           10.7          23.0
  Equity investments                                   149.9         140.9
  State taxes                                            1.1           4.9
  Other, net                                            30.3          36.4
--------------------------------------------------------------------------
    Total deferred tax liabilities                    $264.8        $277.4
==========================================================================
Deferred tax assets:
  Post-retirement benefits other than pensions          49.7          51.7
  Employment cost and pension                           64.9          44.4
  Employee separation and plant phaseout                12.0          17.4
  Environmental                                         19.0          18.8
  Net operating loss carryforward                      109.2          82.3
  LIFO inventory                                          --           2.5
  Alternative minimum tax credit carryforward            5.8           5.8
  Foreign net operating losses and
    tax credit carryforward                             13.1          10.7
  Valuation allowance                                  (32.4)        (10.7)
  Other, net                                            26.6          31.5
--------------------------------------------------------------------------
    Total deferred tax assets                          267.9         254.4
--------------------------------------------------------------------------
    Net deferred tax assets (liabilities)             $  3.1        $(23.0)
==========================================================================

     SFAS No. 109, "Accounting for Income Taxes," requires deferred tax assets to be determined for each tax-paying component of an enterprise within each tax jurisdiction. The deferred tax assets indicated in the table are attributable primarily to tax jurisdictions where a recent history of losses has occurred. Therefore, PolyOne believes a valuation allowance is needed to reduce the deferred tax asset to an amount that is more likely than not to be realized. In addition, PolyOne has established a valuation allowance for deferred income tax benefits related to foreign subsidiary loss carryforwards and foreign tax credit carryforwards.

     PolyOne had provided for U.S. federal and foreign withholding tax on $22.0 million, or 12%, of foreign subsidiaries' undistributed earnings as of December 31, 2002. Regarding the undistributed earnings on which no federal and foreign withholding tax has been provided, earnings are intended to be reinvested indefinitely. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been repatriated.


36 POLYONE CORPORATION

     PolyOne paid income taxes net of refunds of $1.6 million in 2002 and $4.2 million in 2000. PolyOne received income tax refunds net of taxes paid of $4.1 million in 2001. PolyOne has a net operating loss carryforward of approximately $311.9 million, of which $11.9 million will expire in 2011, $22.2 million will expire in 2012, $66.6 million will expire in 2018, $3.5 million will expire in 2019, $9.5 million will expire in 2020, $104.8 million will expire in 2021 and the remaining $93.4 million will expire in 2022. In addition, PolyOne has an alternative minimum tax credit carryforward of $5.8 million.


NOTE S - SHAREHOLDERS' EQUITY

PolyOne's incentive stock plans provide for the awarding or granting of options to purchase PolyOne common stock. Generally, options granted become exercisable at the rate of 35% after one year, 70% after two years and 100% after three years. For 2002 grants, the amount scheduled to vest in the third year may vest earlier based upon the stock performance. The term of each option cannot extend beyond 10 years from the date of grant. In 2002, in addition to the 10-year term option, stock options were granted that vest on the third anniversary of the date of grant and have a term of 39 months. All options under the plans have been granted at 100% of market (as defined) on the date of the grant. PolyOne also has a stock plan for non-employee directors under which options are granted.

     In August 2000, shareholders approved the 2000 Stock Incentive Plan (Incentive Plan). The Incentive Plan is administered by a committee of the Board of Directors. Officers, employees and non-employee directors are eligible to participate. The Incentive Plan provides for the award of a broad variety of stock-based compensation alternatives such as non-qualified stock options, incentive stock options, restricted stock, performance awards and stock appreciation rights. A total of 4.5 million shares may be granted under the Incentive Plan. The options have the same term and pricing structure as options granted under PolyOne's other incentive stock plans.

     A summary of stock option activity follows:

                                                         Weighted-
                                                          Average
(In thousands, except per share data)      Shares      Exercise Price
                                           --------------------------
Outstanding at January 1, 2000              6,938          $10.63
Hanna options assumed at merger date        4,295           15.24
Issued                                      2,628           10.19
Exercised                                    (121)          10.32
Forfeited                                     (84)          11.68
-----------------------------------------------------------------
Outstanding at December 31, 2000           13,656           11.98
Issued                                      1,531            8.70
Exercised                                    (128)           8.41
Forfeited                                    (529)          11.69
-----------------------------------------------------------------
Outstanding at December 31, 2001           14,530           11.68
Issued                                      1,505           12.23
Exercised                                    (782)           9.11
Forfeited                                  (2,199)          10.11
-----------------------------------------------------------------
Outstanding at December 31, 2002           13,054           12.16
Exercisable at December 31, 2002           10,648           12.47
Exercisable at December 31, 2001           10,258           12.73
Exercisable at December 31, 2000           10,099           12.46
At December 31, 2002:
  Exercisable options:
    Exercise price: $8.38 - $13.00          6,633           10.11
    Exercise price: $13.01 - $26.82         4,015           16.37
  Unexercisable options:
    Exercise price: $8.38 - $13.00          2,406           10.80
    Exercise price: $13.01 - $26.82            --              --
=================================================================

     At December 31, 2002, the weighted-average remaining life for options with an exercise price of $13.00 or less was 5.9 years. Options with an exercise price of more than $13.00 had a remaining life of 3.7 years.

     The compensation cost recognized relating to the stock portion of the annual incentive plans, three-year incentive plan and amortization of restricted stock awarded amounted to $1.4 million in 2002, $1.3 million in 2001 and $10.3 million in 2000. The weighted-average fair value per share of restricted stock and stock awards under the long-term incentive plan on the grant date was $12.22 for 2002, $7.34 for 2001 and $14.95 for 2000.

     At December 31, 2002, approximately 13.1 million shares were reserved for future issuance upon exercise of stock options previously granted, and approximately 3.9 million shares were available for future grants under PolyOne's incentive plans.


                                                          POLYONE CORPORATION 37

Notes: TO CONSOLIDATED FINANCIAL STATEMENTS


     During the first half of 2001, the Compensation Committee of PolyOne's Board of Directors authorized the issuance of 532,800 shares of restricted PolyOne stock to certain PolyOne executives. The restricted shares were valued at $7.22 per share and were issued from The Geon Company Share Ownership Trust. An additional 40,000 shares were issued in the fourth quarter of 2001. These shares were valued at $8.96 per share and were issued from shares held in treasury. During 2002, 3,000 shares were issued. The 2002 shares were valued at $12.22 per share and were issued from shares held in treasury. Shares vest and restrictions lapse three years from the date of grant. Accordingly, PolyOne has recorded the grants as unearned compensation to be recognized as compensation expense over the three-year vesting period.


NOTE T - SEGMENT INFORMATION

PolyOne operates in four business segments: Performance Plastics, Elastomers and Performance Additives (E&A), Distribution, and Resin and Intermediates (R&I). The accounting policies of each business segment are consistent with those described in the "Summary of Significant Accounting Policies." Inter-segment sales are accounted for at prices that generally approximate those for similar transactions with unaffiliated customers. The elimination of inter-segment sales revenue is included in the Other segment. Certain other corporate expenses and eliminations are also included in the Other segment. Business segment assets consist primarily of customer receivables, inventories, net property and goodwill. Cash, sales of accounts receivable and certain other assets not identified with a specific segment are included in the Other segment.

     Senior management uses operating income before special items and EBITDA (defined as operating income plus depreciation and amortization before special items) to assess performance and allocate resources to business segments. Senior management believes such metrics are useful in its assessment of the underlying earnings power and operating cash flow of each business segment. EBITDA is a metric used by stock market analysts, financial institutions and investors. Special items include gains and losses associated with specific strategic initiatives such as restructuring or consolidation of operations, gains and losses attributable to divestment of joint ventures, and certain one-time items. Operating income before special items and EBITDA before special items are non-GAAP measures, and may not be comparable to financial performance measures presented by other companies.

                                                                           Elastomers
                                                                              and
                                                           Performance     Performance                      Resin and
(In millions)                                     Total      Plastics       Additives     Distribution    Intermediates      Other
                                                 ---------------------------------------------------------------------------------
Year ended December 31, 2002:
  Sales to external customers                    $2,498.2    $1,621.6         $363.8         $512.8          $   --        $  --
  Inter-segment sales                                  --        97.2            0.1            6.9              --         (104.2)
----------------------------------------------------------------------------------------------------------------------------------
                                                  2,498.2     1,718.8          363.9          519.7              --         (104.2)
==================================================================================================================================
  Operating income (loss)                            38.9        37.5           11.4            7.0             0.6          (17.6)
    Employee separation and plant phaseout            1.1         1.1             --             --              --             --
    Period plant phaseout costs incurred              1.1         1.1             --             --              --             --
    Plant phaseout accelerated depreciation           1.8         1.8             --             --              --             --
    Restructuring and plant idling costs
      incurred by equity affiliates (1)               4.9          --             --             --             4.9             --
    Loss on divestiture of equity investments         5.1          --             --             --             5.1             --
----------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss) before employee
    separation, plant phaseout costs, plant
    idling and investment divestiture costs          52.9        41.5           11.4            7.0            10.6          (17.6)
    Depreciation and amortization                    70.7        55.7           11.7            1.8             0.8            0.7
----------------------------------------------------------------------------------------------------------------------------------
  EBITDA before employee separation, plant
    phaseout costs, plant idling and
    investment divestiture costs                    123.6        97.2           23.1            8.8            11.4          (16.9)
----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                    1,997.5     1,389.2          252.2          140.6           231.1          (15.6)
  Capital expenditures                               75.1        58.3            4.7            1.0              --           11.1
==================================================================================================================================

(1) PolyOne's share of OxyVinyls' employee severance and liabilities associated with the temporary idling of a plant in December 2001 and the 2002 asset writeoff and decommissioning costs related to the permanent closing of specific production assets included in the idled plant.


38 POLYONE CORPORATION

                                                                           Elastomers
                                                                              and
                                                           Performance     Performance                      Resin and
(In millions)                                     Total      Plastics       Additives     Distribution    Intermediates      Other
                                                 ---------------------------------------------------------------------------------
Year ended December 31, 2001:
  Sales to external customers                    $2,581.1    $1,724.7         $402.2         $454.2          $   --        $   --
  Inter-segment sales                                  --        39.9            0.4            8.4              --         (48.7)
----------------------------------------------------------------------------------------------------------------------------------
                                                  2,581.1     1,764.6          402.6          462.6              --         (48.7)
==================================================================================================================================
  Operating income (loss)                           (29.5)       14.6           10.2           (0.4)          (31.5)        (22.4)
    Employee separation and plant phaseout           36.1        36.1             --             --              --            --
    Merger and integration costs                      5.9         0.1             --             --              --           5.8
    Period cost of closed facilities                  0.2         0.2             --             --              --            --
    Restructuring and plant idling costs
      incurred by equity affiliates (2)               9.4          --             --             --             9.4            --
    Loss on divestiture of equity investments         9.5          --             --             --             9.5            --
----------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss) before restructuring
    costs, merger and integration costs, and
    executive separation costs                       31.6        51.0           10.2           (0.4)          (12.6)        (16.6)
    Depreciation and amortization                    89.2        68.2           16.6            2.9              --           1.5
----------------------------------------------------------------------------------------------------------------------------------
  EBITDA before restructuring costs, merger
    and integration costs, and executive
    separation costs                                120.8       119.2           26.8            2.5           (12.6)        (15.1)
----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                    2,051.5     1,543.0          445.1          176.2           239.7        (352.5)
  Capital expenditures                               78.1        31.0           10.0            1.9              --          35.2
==================================================================================================================================
Year ended December 31, 2000:
  Sales to external customers                    $1,861.3    $1,559.3         $145.5         $156.5          $   --        $   --
  Inter-segment sales                                  --         8.8            0.3            2.4              --         (11.5)
----------------------------------------------------------------------------------------------------------------------------------
                                                  1,861.3     1,568.1          145.8          158.9              --         (11.5)
==================================================================================================================================
  Operating income (loss)                            63.9        51.6            7.6            2.1            27.9         (25.3)
    Employee separation and plant phaseout            2.8         2.8             --             --              --            --
    Charge for acquired profit in inventory           2.8         2.3            0.5             --              --            --
    Merger and integration costs                      9.5          --             --             --              --           9.5
    Pension termination and debt placement costs      1.6          --             --             --              --           1.6
----------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss) before restructuring
    costs, acquired profit in inventory,
    merger and integration costs, and pension
    termination and debt placement costs             80.6        56.7            8.1            2.1            27.9         (14.2)
    Depreciation and amortization                    56.6        48.7            5.8            2.1              --            --
----------------------------------------------------------------------------------------------------------------------------------
  EBITDA before restructuring costs, acquired
    profit in inventory, merger and integration
    costs, and pension termination and debt
    placement costs                                 137.2       105.4           13.9            4.2            27.9         (14.2)
----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                    2,460.7     1,607.6          320.9          167.0           262.5         102.7
  Capital expenditures                               60.7        40.9            7.1            0.6              --          12.1
==================================================================================================================================


(2) PolyOne's share of OxyVinyls' employee severance costs and liabilities associated with the temporary idling of a plant and Australian Vinyls Corporation's employee severance and restructuring costs.


                                                          POLYONE CORPORATION 39

Notes: TO CONSOLIDATED FINANCIAL STATEMENTS


     A breakdown of the Performance Plastics segment's sales for the years ended December 31, 2002 and 2001 and the changes versus the respective prior-year periods, by primary product group, is as follows:

                                          Year Ended December 31,         Year Ended December 31,
                                              2002 vs. 2001                   2001 vs. 2000
                                     ------------------------------------------------------------------
                                      2002       2002      2002        2001       2001        2001
                                     Sales $    Sales $ Shipment Lbs. Sales $    Sales $  Shipment Lbs.
                                     ------------------------------------------------------------------
                                      % of     % Change  % Change     % of      % Change   % Change
                                      Total     vs. 2001  vs. 2001    Total     vs. 2000   vs. 2000
                                     ------------------------------------------------------------------
North American PCC                      56%        -9%       -4%        57%       -20%       -19%
International PCC                       20%        15%        7%        20%        -7%        -3%
Specialty Resins and Formulators        15%         3%        4%        14%       -11%       -12%
Engineered Films                         9%        -4%       -3%         9%       -15%       -16%
-------------------------------------------------------------------------------------------------------
Total Performance Plastics             100%        -3%       -1%       100%       -16%       -16%
=======================================================================================================

     Earnings of equity affiliates are included in the related business segment earnings (loss), and the investment in equity affiliates is included in related business segment assets. Amounts related to equity affiliates included in the business segment information, excluding amounts related to losses on divestitures of equity investments, are as follows:

(In millions)                                 2002          2001          2000
                                            ------------------------------------
Earnings (loss) of equity affiliates:
  Performance Plastics                      $  6.8        $  7.2         $ 1.2
  R&I                                         15.3         (14.7)         37.9
  Other                                         --          (0.4)           --
-------------------------------------------------------------------------------
    Subtotal                                  22.1          (7.9)         39.1
Minority interest                             (1.9)         (1.9)         (1.4)
-------------------------------------------------------------------------------
    Total                                   $ 20.2        $ (9.8)        $37.7
===============================================================================
Investment in equity affiliates:
  Performance Plastics                      $ 51.9        $ 59.7        $ 60.0
  R&I                                        219.9         228.2         251.6
-------------------------------------------------------------------------------
    Total                                   $271.8        $287.9        $311.6
===============================================================================

     PolyOne's sales are principally to customers in the United States, Europe, Canada and Asia/Pacific, and the majority of its assets are located in these geographic areas. Following is a summary of sales based on geographic areas from which the sales originated and assets by location:

(In millions)                  2002           2001           2000
                             --------------------------------------
Net sales:
  United States              $1,915.5       $2,031.4       $1,502.9
  Europe                        291.9          271.9          105.7
  Canada                        168.1          180.3          215.4
  Other                         122.7           97.5           37.3
-------------------------------------------------------------------
Long-lived assets:
  United States              $  893.0       $  982.5       $1,009.1
  Europe                        215.7          199.3          195.2
  Canada                         50.0           50.7           61.8
  Other                          52.8           53.9           55.4
===================================================================


40 POLYONE CORPORATION

NOTE U - WEIGHTED-AVERAGE SHARES USED IN COMPUTING EARNINGS PER SHARE


(In millions)                         2002      2001     2000
                                   --------------------------
Weighted-average shares - basic:
  Weighted-average
    shares outstanding                 91.3     90.3     61.8
  Less unearned portion of
    restricted stock awards
    included in outstanding shares     (0.5)    (0.5)    (0.4)
-------------------------------------------------------------
                                       90.8     89.8     61.4
=============================================================
Weighted-average shares - diluted:
  Weighted-average shares
    outstanding - basic                90.8     89.8     61.4
  Plus unearned portion of
    restricted stock awards
    included in outstanding shares       --       --      0.4
  Plus dilutive impact of stock
    options and stock awards             --       --      0.2
-------------------------------------------------------------
                                       90.8     89.8     62.0
=============================================================

     The historical 2000 share amounts have been restated to reflect the conversion of each outstanding share of Geon common stock into two shares of PolyOne. At December 31, 2002 and December 31, 2001, PolyOne had excluded all outstanding options from the calculation of diluted loss per share because they would have had an anti-dilutive effect (0.4 million shares in 2002 and 0.1 million shares in 2001).


NOTE V - FINANCIAL INSTRUMENTS

PolyOne transacts business in various foreign currencies, and is subject to financial exposure from foreign exchange rate movement between the date a foreign currency transaction is recorded and the date it is consummated. To mitigate this risk, PolyOne enters into foreign exchange contracts. Gains and losses on these contracts generally offset gains or losses on the assets and liabilities being hedged, and are recorded as other income or expense. Additionally, PolyOne enters into inter-company lending transactions. PolyOne also enters into foreign exchange contracts related to this foreign exchange exposure. Realized and unrealized gains and losses on these contracts are recorded as other income or expense. PolyOne does not hold or issue financial instruments for trading purposes.

     The following table summarizes by currency the contractual amounts of PolyOne's foreign exchange contracts at December 31, 2002 (in millions). Foreign currency amounts are translated at exchange rates as of December 31, 2002. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

Currency                             Buy             Sell
----------------------------------------------------------
U.S. dollar                         $59.4           $  0.6
Euro                                   --            112.6
British pound sterling                 --             12.3
Canadian dollar                      48.1               --
Other                                14.8              2.9

     The following methods and assumptions were used by PolyOne in estimating fair value disclosures for financial instruments:

     CASH AND CASH EQUIVALENTS: The carrying amounts reported in the balance sheet approximate fair value.

     LONG- AND SHORT-TERM DEBT: The carrying amount of PolyOne's short-term borrowings approximates fair value. The fair value of PolyOne's senior notes, debentures and medium-term notes is based on quoted market prices. The carrying amount of PolyOne's borrowings under its variable-interest rate long-term revolving credit agreements and other long-term borrowings approximates fair value.

     FOREIGN EXCHANGE CONTRACTS: The fair value of short-term foreign exchange contracts is based on exchange rates at December 31, 2002. The fair value of long-term foreign exchange contracts is based on quoted market prices for contracts with similar maturities.

     INTEREST RATE SWAPS: The fair value of interest rate swap agreements, obtained from the respective financial institutions, is based on current rates of interest and is computed as the net present value of the remaining exchange obligations under the terms of the contract.

     The carrying amounts and fair values of PolyOne's financial instruments at December 31 for the years 2002 and 2001 are as follows:

                                     2002                   2001
                             -------------------------------------------
                             Carrying     Fair       Carrying     Fair
(In millions)                 Amount      Value       Amount      Value
------------------------------------------------------------------------
Cash and cash equivalents     $ 41.4      $ 41.4      $ 18.2      $ 18.2
Long-term debt
9.375% senior notes             90.0        88.0        91.5        91.3
6.875% debentures               78.7        67.5        75.2        72.4
7.500% debentures               50.0        33.8        50.0        43.1
8.875% senior notes            198.3       173.0          --          --
Medium-term notes              155.6       134.0       151.1       148.0
Bank borrowings                 10.6        10.6        63.6        63.6
Foreign exchange contracts      (5.4)       (5.4)       (0.9)       (0.9)
Interest rate swaps               --          --        (1.6)       (1.6)


                                                          POLYONE CORPORATION 41

Other Data: QUARTERLY DATA (UNAUDITED)


                                                   2002 Quarters                               2001 Quarters
(In millions)                         Fourth     Third      Second     First      Fourth     Third      Second     First
                                      -----------------------------------------------------------------------------------
Sales                                 $580.3     $650.7     $670.9     $596.3     $573.2     $642.8     $676.3     $688.8
Employee separation and plant
  phaseout                                --        0.2         --        0.9       26.3         --        0.9        8.9
Operating income (loss)                (13.4)      26.3       21.6        4.4      (35.9)      14.8       15.7      (24.1)
Income (loss) before
  discontinued operations
  and cumulative effect
  of a change in accounting            (17.6)       9.6        5.3       (3.9)     (30.1)       2.6        2.1      (21.7)
Income from discontinued
  operations, net of taxes               0.1        0.2        0.8        0.3         --        0.3        0.4        0.3
Cumulative effect of change in
  accounting, net of taxes                --         --         --      (53.7)        --         --         --         --
Net income (loss)                      (17.5)       9.8        6.1      (57.3)     (30.1)       2.9        2.5      (21.4)
Earnings (loss) per share:
  Basic earnings (loss)
    per share:
  Before discontinued operations
    and change in method of
    accounting                        $(0.19)    $ 0.11     $ 0.06     $(0.04)    $(0.33)    $ 0.03     $ 0.03     $(0.24)
Discontinued operations                   --         --       0.01         --         --         --         --         --
  Change in method of accounting          --         --         --      (0.60)        --         --         --         --
  Net income (loss)                   $(0.19)    $ 0.11     $ 0.07     $(0.64)    $(0.33)    $ 0.03     $ 0.03     $(0.24)
  Diluted earnings (loss)
    per share:
  Before discontinued operations
    and change in method of
    accounting                        $(0.19)    $ 0.11     $ 0.06     $(0.04)    $(0.33)    $ 0.03     $ 0.03     $(0.24)
  Discontinued operations                 --         --       0.01         --         --         --         --         --
  Change in method of accounting          --         --         --      (0.60)        --         --         --         --
  Net income (loss)                   $(0.19)    $ 0.11     $ 0.07     $(0.64)    $(0.33)    $ 0.03     $ 0.03     $(0.24)
Dividend paid per common share        0.0625     0.0625     0.0625     0.0625     0.0625     0.0625     0.0625     0.0625
Common stock price
  High                                $ 9.30     $12.30     $13.40     $12.74     $10.55     $10.70     $10.65     $ 9.49
  Low                                   3.03       8.11      10.49       9.55       7.50       7.00       8.00       5.69

Below is a table of special items included in the 2002 and 2001 quarterly operating results. The special items include gains and losses associated with specific strategic initiatives such as restructuring or consolidation of operations, gains and losses associated with the divestment of joint ventures and certain one-time items.

                                                            2002 Quarters                              2001 Quarters
      (In millions)                               Fourth   Third    Second     First      Fourth     Third     Second    First
                                                  ----------------------------------------------------------------------------
Employee separation and plant phaseout costs      $  --    $(0.2)    $  --     $(0.9)     $(26.3)     $ --     $(0.9)    $(8.9)
Period plant phaseout costs incurred               (0.4)    (0.5)     (0.1)     (0.1)         --        --      (0.2)       --
Plant phaseout accelerated depreciation            (0.3)    (0.5)     (0.5)     (0.5)         --        --        --        --
Equity investment restructuring and
  plant idling costs (1)(2)                          --     (4.1)     (0.1)     (0.7)       (3.3)     (5.1)       --      (1.0)
Merger and integration costs                         --       --        --        --          --      (0.1)     (0.5)     (5.3)
Loss on divestiture of equity investment           (3.6)      --        --      (1.5)       (9.5)       --        --        --
------------------------------------------------------------------------------------------------------------------------------
    Subtotal - operating loss                      (4.3)    (5.3)     (0.7)     (3.7)      (39.1)     (5.2)     (1.6)    (15.2)
Investment writedown                               (0.8)      --        --        --          --        --        --      (0.6)
Litigation settlement gain                           --       --        --        --          --        --       4.1       --
------------------------------------------------------------------------------------------------------------------------------
    Total - pre-tax (expense) income               (5.1)    (5.3)     (0.7)     (3.7)      (39.1)     (5.2)      2.5     (15.8)
Income tax benefit (expense)                        2.0      1.9       0.2       1.4        14.5       2.0      (1.0)      6.2
------------------------------------------------------------------------------------------------------------------------------
    Total - after-tax (expense) income            $(3.1)   $(3.4)    $(0.5)    $(2.3)     $(24.6)    $(3.2)    $ 1.5     $(9.6)
==============================================================================================================================

(1) 2002 - PolyOne's share of OxyVinyls' employee severance and liabilities associated with the temporary idling of a plant in December 2001 and the 2002 asset writeoff and decommissioning costs related to the permanent closing of specific production assets included in the idled plant.

(2) 2001 - PolyOne's share of OxyVinyls' employee severance costs and liabilities associated with the temporary idling of a plant and Australian Vinyls Corporation's employee severance and restructuring costs.


42 POLYONE CORPORATION

- SELECTED FINANCIAL DATA


(In millions, except per share data)               2002         2001         2000         1999        1998
                                                 ------------------------------------------------------------
Sales                                            $2,498.2     $2,581.1     $1,861.3     $1,261.2     $1,284.4
Employee separation and plant phaseout                1.1         36.1          2.8          0.5         14.6
Operating income (loss)                              38.9        (29.5)        63.9         99.7         41.0
Income (loss) before discontinued
  operations and cumulative effect
  of a change in accounting                          (6.6)       (47.1)        15.2        106.2         13.8
Discontinued operations                               1.4          1.0          0.7           --           --
Cumulative effect of change in method
  of accounting                                     (53.7)          --           --         (1.5)          --
Net income (loss)                                   (58.9)       (46.1)        15.9        104.7         13.8
-------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share:
  Before discontinued operations and change
    in method of accounting                      $  (0.07)    $  (0.52)    $   0.25     $   2.28     $   0.30
  Discontinued operations                            0.01         0.01         0.01           --           --
  Change in method of accounting                    (0.59)          --           --        (0.03)          --
  Net income (loss)                                 (0.65)       (0.51)        0.26         2.25         0.30
-------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share:
  Before discontinued operations and change
    in method of accounting                      $  (0.07)    $  (0.52)    $   0.25     $   2.18     $   0.29
  Discontinued operations                            0.01         0.01         0.01           --           --
  Change in method of accounting                    (0.59)          --           --        (0.03)          --
  Net income (loss)                                 (0.65)       (0.51)        0.26         2.15         0.29
-------------------------------------------------------------------------------------------------------------
Dividends per common share                       $   0.25     $   0.25     $   0.25     $   0.25     $   0.25
Total assets                                     $1,997.5     $2,051.5     $2,430.6     $1,162.6     $  802.0
Long-term debt                                      492.2        426.8        430.5        130.9        135.4

The historical results include the following business acquisitions from the acquisition date indicated forward: Synergistics Industries Limited from October 31, 1997; Plast-O-Meric, Inc. and the Wilflex division of Flexible Products Company from June 1, 1998; Adchem, Inc. from September 1, 1998; Acrol Holdings Limited from July 1, 1999; O'Sullivan Corporation from July 8, 1999; Dennis Chemical Company, Inc. from September 8, 1999; and M.A. Hanna Company from September 1, 2000. In addition, 1999 results of operations reflect the formation of Oxy Vinyls, LP on April 30, 1999 and the contribution of substantially all of Geon's formerly consolidated R&I business segment operations to the partnership. In connection with this, PolyOne acquired businesses from Occidental Chemical Corporation and formed a powder compounding joint venture, all of which are included in PolyOne's Consolidated Results of Operations from May 1, 1999.

     In December 2002, PolyOne acquired Transcolor and sold its 70% ownership interest in Softer. With the sale of Softer, all its historical operating results have been reported separately as a discontinued operation.


                                                          POLYONE CORPORATION 43

Reports: OF INDEPENDENT AUDITORS AND MANAGEMENT


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF POLYONE CORPORATION:

We have audited the accompanying consolidated balance sheets of PolyOne Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, appearing on pages 13, 14, 18 and 22 through 41. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Oxy Vinyls, LP as of and for the year ended December 31, 2002 (a limited partnership in which the Company has a 24% interest) have been audited by other auditors whose report has been furnished to us, and our opinion insofar as it relates to 2002 data included for Oxy Vinyls, LP is based solely on their report. The financial statements of Oxy Vinyls, LP as of December 31, 2001 and for the two years then ended were audited by other auditors who have ceased operations and whose report dated January 28, 2002 expressed an unqualified opinion on those financial statements. This report was previously furnished to us and our opinion, insofar as it relates to 2001 and 2000 data included for Oxy Vinyls, LP, is based solely on their report.

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

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PolyOne Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note B to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in 2002.


/s/ Ernst & Young LLP

Cleveland, Ohio
January 28, 2003


MANAGEMENT'S REPORT

Management of PolyOne Corporation is responsible for the preparation of the consolidated financial statements and other information included in the annual report. The financial statements, and other information included in the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of PolyOne Corporation for the year ended December 31, 2002. Where necessary, this information reflects management's estimates and judgments based upon information that is currently available.

     Management is also responsible for maintaining a system of internal controls and procedures for financial reporting that is designed to provide reasonable assurance that the Company's transactions are properly authorized, that its assets are safeguarded against unauthorized or improper use, and that the Company's transactions are properly recorded and reported to permit the preparation of the financial statements in conformity with generally accepted accounting principles. In addition, management is responsible for maintaining disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company is captured and reported in a timely manner.

     Management has evaluated the effectiveness of the design and operation of our disclosure controls and procedures at December 31, 2002 and found them to be adequate to accomplish the objectives described above. Further, management believes PolyOne's financial reporting internal controls as of December 31, 2002 were effective and adequate to provide the assurance described above.


Thomas A. Waltermire
Chairman of the Board, President and Chief Executive Officer


W. David Wilson
Vice President and Chief Financial Officer


January 28, 2003


44 POLYONE CORPORATION

- FORWARD-LOOKING STATEMENTS


CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

In this annual report, statements that are not reported financial results or other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events, and are not guarantees of future performance. They are based on management's expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective changes in raw material costs or product pricing or product demand, future performance or results of current and anticipated market conditions and market strategies, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Among the factors that could cause actual results to differ materially are the following:

- An inability to achieve or delays in achieving estimated and actual savings related to consolidation and restructuring programs

- Delays in achieving or inability to achieve our strategic value capture initiatives, including cost reduction and employee productivity goals, or achievement of less than the anticipated financial benefit from the initiatives

- The effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local businesses and other political, economic and regulatory risks

- Changes in U.S., regional or world polymer and/or rubber consumption growth rates affecting our markets

- Changes in global industry capacity or in the rate at which anticipated changes in industry capacity come online in the polyvinyl chloride (PVC), chlor-alkali, vinyl chloride monomer (VCM) or other industries in which we participate

- Fluctuations in raw material prices, quality and supply and in energy prices and supply; in particular, fluctuations outside the normal range of industry cycles

- Production outages or material costs associated with scheduled or unscheduled maintenance programs

- Costs or difficulties and delays related to the operation of joint venture entities

- Lack of day-to-day operating control, including procurement of raw materials, of equity or joint venture affiliates

- Partial control over investment decisions and dividend distribution policy of the OxyVinyls partnership and our other minority equity holdings

- An inability to launch new products and/or services that strategically fit our businesses

- The possibility of goodwill impairment

- An inability to maintain any required licenses or permits

- An inability to comply with any environmental laws and regulations

- A delay or inability to achieve targeted debt levels through divestitures or other means.

     We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

     We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.


                                                          POLYONE CORPORATION 45

Corporate Information:

Executive Officers
THOMAS A. WALTERMIRE
Chairman of the Board, President
and Chief Executive Officer

V. LANCE MITCHELL
Group Vice President, Global Plastics

JOHN E. QUINN
Vice President and General Manager,
Elastomers and Performance Additives

WENDY C. SHIBA
Chief Legal Officer and Secretary

KENNETH M. SMITH
Chief Information and
Human Resources Officer

W. DAVID WILSON
Chief Financial Officer


Other Officers

ROGER W. AVAKIAN
Chief Technology Officer

BERNARD BAERT
Vice President and General Manager,
International Compounds and Colors

DENIS L. BELZILE
Vice President and General Manager,
Specialty Resins and Formulators

THOMAS G. BOLGER
Vice President and General Manager,
Color and Additives

DENNIS A. COCCO
Vice President,
Investor Relations and Communications

JAMES C. GRAY
Vice President and General Manager,
North American Engineered Materials

DANIEL L. KICKEL
Vice President, Sourcing

DAVID D. QUESTER
Vice President and General Manager,
Engineered Films

MICHAEL L. RADEMACHER
Vice President and General Manager,
Distribution

JOHN L. RASTETTER
Treasurer

ROBERT M. ROSENAU
Vice President and General Manager,
North American Vinyl Compounds

GREGORY P. SMITH
Controller


Internet Access...

Information on PolyOne's products and services, news releases, EDGAR filings, Form 10-K, 10-Q, etc., as well as an electronic version of this annual report, are available on the Internet at www.polyone.com.


46 POLYONE CORPORATION

Board of Directors

THOMAS A. WALTERMIRE, 53
Chairman of the Board, President and Chief Executive Officer

J. DOUGLAS CAMPBELL, 61
Retired President and Chief Executive Officer, Arcadian Corporation - a chemicals and fertilizer manufacturer
Committees: 1, 4*

DR. CAROL A. CARTWRIGHT, 61
President, Kent State University - a public higher education institution
Committees: 1, 4

GALE DUFF-BLOOM, 63
Retired President, Company Communications and Corporate Image, J. C. Penney Company, Inc. - a major retailer
Committees: 2*

WAYNE R. EMBRY, 65
Retired President and Chief Operating Officer, Team Division, Cleveland Cavaliers - a professional basketball team
Committees: 2, 3

ROBERT A. GARDA, 64
Executive-in-Residence, The Fuqua School of Business, Duke University - a private higher education institution
Committees: 2, 4

GORDON D. HARNETT, 60
Chairman, President and Chief Executive Officer, Brush Engineered Materials Inc.
- a supplier and producer of engineered materials
Committees: 1*, 3

DAVID H. HOAG, 63
Retired Chairman, LTV Corporation - a steel manufacturer
Committees: 2, 4

D. LARRY MOORE, 66
Retired President and Chief Operating Officer, Honeywell, Inc. - a manufacturer of control systems for home, industry and aviation
Committees: 1, 3*

FARAH M. WALTERS, 58
Retired President and Chief Executive Officer, University Hospitals Health System and University Hospitals of Cleveland - a health care provider
Committees: 2,3

COMMITTEES:

1 Audit
2 Compensation and Governance
3 Environmental, Health and Safety
4 Financial Policy
* Denotes Chairperson


Corporation Stock Exchange Listing

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

     EquiServe Trust Company, N.A.
     P.O. Box 2500
     Jersey City, New Jersey 07303
     Phone: (800) 317-4445

Complimentary copies of Form 10-K and other reports filed with the Securities and Exchange Commission are available online at www.polyone.com or from:

     Investor Affairs Administrator
     PolyOne Corporation
     Suite 36-5000
     200 Public Square
     Cleveland, Ohio 44114
     Phone: (216) 589-4376

Annual Meeting

The annual meeting of stockholders of PolyOne Corporation will be held May 15, 2003 at 9:00 a.m. at The Forum Conference and Education Center, One Cleveland Center, 1375 East 9th Street, Cleveland, Ohio.

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

Financial Information

Security analysts and representatives of financial institutions are invited to contact:

W. David Wilson
Chief Financial Officer
Phone: (216) 589-4038
Fax: (216) 589-4280
E-mail: wdavid.wilson@polyone.com

Financial Information and Media Contact
Dennis A. Cocco
Vice President, Investor Relations and Communications
Phone: (216) 589-4018
Fax: (216) 589-4077
E-mail: dennis.cocco@polyone.com

Auditors
Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405


                                                          POLYONE CORPORATION 47

[POLYONE LOGO]

www.polyone.com