Form 10-K, Exhibit 13
period 2002-12-31
POLYONE CORP
filed 2003-03-27
CIK 1122976

                                                                    Exhibit 13.2









                         OXY VINYLS, LP AND SUBSIDIARIES

                        Consolidated Financial Statements

                                December 31, 2002

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

To the Partners
Oxy Vinyls, LP:

We have audited the consolidated balance sheet of Oxy Vinyls, LP and subsidiaries (the "Partnership") as of December 31, 2002, and the related consolidated statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2001 and 2000 financial statements of the Partnership were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 28, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oxy Vinyls, LP and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

January 27, 2003

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


                                                   /s/ Arthur Andersen LLP

Dallas, Texas,
January 28, 2002


THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTIOIN WITH THE ISSUANCE OF OXY VINYLS, LP'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001 FOR INCLUSION IN POLYONE CORPORATION'S FORM 10-K. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE COMPLETION OF OXY VINYLS, LP'S 2002 FINANCIAL STATEMENTS OR THE FILING OF POLYONE CORPORATION'S FORM 10-K. SEE EXHIBIT 23.3 FOR FURTHER DISCUSSION.

                         OXY VINYLS, LP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2002 and 2001

                             (Amounts in thousands)

                                                                              2002                2001
                                                                      ------------------   -----------------
CURRENT ASSETS
    Cash and cash equivalents                                                $    4,503          $    9,303
    Trade receivables                                                            25,366               4,863
    Other receivables                                                             1,627               6,798
    Foreign income taxes receivable                                                   -               2,868
    Receivable from Occidental Receivables Corp., net                           129,157             138,607
    Receivable from Occidental Chemical Corporation, net                          2,444              16,548
    Inventories                                                                 109,244             105,167
    Prepaid expenses                                                              2,728               3,074
                                                                      ------------------   -----------------
       Total current assets                                                     275,069             287,228

Loans receivable from Occidental Petroleum Corporation, net                      36,830              17,503

Property, plant and equipment, net                                              926,543             967,475

Other assets, net                                                                15,728              21,126
                                                                      ------------------   -----------------

       TOTAL ASSETS                                                          $1,254,170          $1,293,332
                                                                      ==================   =================

CURRENT LIABILITIES
    Accounts payable                                                         $  109,819          $  117,912
    Accrued liabilities                                                          38,939              43,847
    Accrued property taxes                                                       14,205              15,133
    Foreign income taxes payable                                                    725                   -
    Payable to PolyOne Corporation, net                                             330               1,811
                                                                      ------------------   -----------------
       Total current liabilities                                                164,018             178,703

Equity investment in unconsolidated subsidiary                                   29,785              47,250

Note payable to Occidental Chemical Corporation                                   9,964               9,964

Loan payable to Occidental Petroleum Corporation                                 13,700                   -

Postretirement benefit obligations                                               18,612              16,723

Deferred credits and other liabilities                                            9,175               7,652

COMMITMENTS AND CONTINGENCIES (NOTE 7)

PARTNERS' CAPITAL                                                             1,008,916           1,033,040
                                                                      ------------------   -----------------

       TOTAL LIABILITIES AND PARTNERS' CAPITAL                               $1,254,170          $1,293,332
                                                                      ==================   =================



        The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

              For the Years Ended December 31, 2002, 2001 and 2000

                             (Amounts in thousands)

                                                                            2002              2001              2000
                                                                      ----------------  ----------------  ----------------
REVENUES

   Net sales                                                              $ 1,377,098       $ 1,546,254       $ 1,892,292

   Equity in earnings (losses) of unconsolidated subsidiary                    17,465           (18,181)           (3,550)
                                                                      ----------------  ----------------  ----------------

                                                                            1,394,563         1,528,073         1,888,742

COSTS AND OTHER DEDUCTIONS

   Cost of sales                                                            1,240,509         1,472,100         1,683,052

   Selling, general and administrative and other operating expenses            62,200            70,687            58,423

   Gain on sale of assets                                                           -                 -              (912)

   Interest (income) expense, net                                                (373)            1,052             1,394
                                                                      ----------------  ----------------  ----------------

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES                              92,227           (15,766)          146,785

   Provision (benefit) for income taxes                                         3,784            (1,836)              593
                                                                      ----------------  ----------------  ----------------

NET INCOME (LOSS)                                                         $    88,443       $   (13,930)      $   146,192
                                                                      ================  ================  ================



        The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

              For the Years Ended December 31, 2002, 2001 and 2000

                             (Amounts in thousands)

                                               Occidental         Occidental          1999 PVC              Total
                                               PVC LP Inc.          PVC LLC          Partner Inc.      Partners' Capital
                                            -----------------  -----------------  ------------------  -------------------

Balance at December 31, 1999                     $   760,717         $   10,145         $   243,429          $ 1,014,291

Net income                                           109,645              1,461              35,086              146,192

Distributions to partners                            (82,031)            (1,095)            (26,249)            (109,375)
                                            -----------------  -----------------  ------------------  -------------------

Balance at December 31, 2000                         788,331             10,511             252,266            1,051,108

Net loss                                             (10,447)              (140)             (3,343)             (13,930)

Non-cash distributions to partners                    (3,104)               (41)               (993)              (4,138)
                                            -----------------  -----------------  ------------------  -------------------

Balance at December 31, 2001                         774,780             10,330             247,930            1,033,040

Net income                                            66,332                885              21,226               88,443

Distributions to partners                            (84,425)            (1,126)            (27,016)            (112,567)
                                            -----------------  -----------------  ------------------  -------------------

Balance at December 31, 2002                     $   756,687         $   10,089         $   242,140          $ 1,008,916
                                            =================  =================  ==================  ===================



        The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the Years Ended December 31, 2002, 2001 and 2000

                             (Amounts in thousands)


                                                                                    2002             2001             2000
                                                                              ------------------  ---------------  ---------------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net income (loss)                                                                  $  88,443        $ (13,930)       $ 146,192
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
    Depreciation and amortization                                                        65,208           63,135           60,112
    Equity in (earnings) losses of unconsolidated subsidiary                            (17,465)          18,181            3,550
    Gain on disposition of assets, net                                                        -                -             (912)
    Increase (decrease) deferred foreign income taxes                                     1,610             (488)           1,322
    Other noncash charges (credits) to income                                            18,802           (1,687)           7,998
   Changes in operating assets and liabilities:
    (Increase) decrease in trade and other receivables                                  (15,332)          28,186          (17,043)
    Decrease in loans receivable from OxyMar                                                  -                -           12,500
    (Increase) decrease in inventories                                                   (4,077)          17,336          (16,977)
    Decrease in receivables from Occidental Receivables Corp.                             9,450           11,084           50,350
    Decrease (increase) in foreign income taxes receivable                                2,868            2,132           (8,278)
    Increase in foreign income taxes payable                                                725                -                -
    Decrease (increase) in prepaid expenses                                                 346            1,877           (2,102)
    Decrease in accounts payable and accrued liabilities                                (16,429)         (63,698)         (31,161)
    Decrease (increase) in receivable from Occidental Chemical Corporation, net          14,104           (9,973)           3,287
    (Decrease) increase in payable to PolyOne Corporation, net                           (1,481)          (6,844)             624
   Other operating, net                                                                   6,236            9,614           (6,808)
                                                                              ------------------  ---------------  ---------------

Net cash provided by operating activities                                               153,008           54,925          202,654

CASH FLOW FROM INVESTING ACTIVITIES:
   Proceeds from sale of assets                                                               -                -            3,328
   Capital expenditures                                                                 (39,614)         (61,765)         (67,001)
                                                                              ------------------  ---------------  ---------------

Net cash used by investing activities                                                   (39,614)         (61,765)         (63,673)

CASH FLOW FROM FINANCING ACTIVITIES:
   Payments on long term-debt                                                                 -          (38,260)         (16,296)
   Proceeds from note payable to Occidental Chemical Corporation                              -            9,964                -
   Distributions to partners                                                           (112,567)               -         (109,375)
   (Increase) decrease in loans receivable from
    Occidental Petroleum Corporation                                                    (19,327)          28,497          (17,210)
   Decrease in loan payable from
    Occidental Petroleum Corporation                                                     13,700                -                -
                                                                              ------------------  ---------------  ---------------

Net cash (used) provided by financing activities                                       (118,194)             201         (142,881)
                                                                              ------------------  ---------------  ---------------

Decrease in cash and cash equivalents                                                    (4,800)          (6,639)          (3,900)

Cash and cash equivalents, beginning of year                                              9,303           15,942           19,842
                                                                              ------------------  ---------------  ---------------

Cash and cash equivalents, end of year                                                $   4,503        $   9,303        $  15,942
                                                                              ==================  ===============  ===============


        The accompanying notes are an integral part of these consolidated financial statements.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(1) FORMATION AND OPERATIONS -

     Oxy Vinyls, LP ("OxyVinyls" or the "Partnership"), a Delaware limited partnership, was formed on April 6, 1999, pursuant to a Limited Partnership Agreement among Occidental PVC LP, Inc. (the "Oxy Limited Partner") and Occidental PVC, LLC (the "Oxy General Partner"), wholly-owned subsidiaries of Occidental Chemical Corporation ("OCC") and 1999 PVC Partner Inc., (the "PolyOne Limited Partner"), a subsidiary of PolyOne Corporation ("PolyOne"). The contributions and related transactions hereinafter described in this Note were effective, and the Partnership commenced operations, as of April 30, 1999, at which time the Limited Partnership Agreement was amended pursuant to a First Amended and Restated Limited Partnership Agreement dated as of April 30, 1999 (collectively with the Limited Partnership Agreement, the "Partnership Agreement"). Through the Oxy General Partner and the Oxy Limited Partner, OCC indirectly owns a seventy-six percent interest in the Partnership. OCC is an indirect, wholly-owned subsidiary of Occidental Petroleum Corporation ("OPC"). Through the PolyOne Limited Partner, PolyOne indirectly owns a 24 percent interest in the Partnership.

     The Partnership owns and operates polyvinyl chloride ("PVC") and vinyl chloride monomer ("VCM") assets in the United States that were contributed on behalf of the Oxy General Partner and the Oxy Limited Partner by OCC, and on behalf of the PolyOne Limited Partner, by PolyOne. These assets consist of several manufacturing facilities on the U.S. Gulf Coast, as well as manufacturing facilities in Kentucky and New Jersey and two chlor-alkali and cogeneration facilities near Houston, Texas. A fifty percent equity interest in OxyMar, a Texas general partnership between Oxy VCM Corporation ("Oxy VCM"), an indirect wholly-owned subsidiary of OPC, and U.S. VCM Corporation ("U.S. VCM"), a wholly-owned subsidiary of Marubeni Corporation ("Marubeni"), a Japanese corporation, was contributed to the Partnership through the merger of Oxy VCM into the Oxy General Partner and the subsequent transfer by the Oxy General Partner of its equity interest in OxyMar to the Partnership. (See Note 2.)

     The Partnership also owns and operates two PVC manufacturing facilities located in Ontario and Alberta, Canada. Ownership of these Canadian assets was acquired through a transfer by PolyOne Canada Inc., a wholly-owned Canadian subsidiary of PolyOne, of the capital stock of Oxy Vinyls Canada Inc. ("OxyVinyls Canada") to 3547728 Canada, Inc., an indirect Canadian subsidiary of the Partnership. For the capital stock of OxyVinyls Canada, 3547728 Canada, Inc. paid $36 million U.S. dollars borrowed by the Partnership from OPC and contributed by the Partnership as capital to its subsidiary, LaPorte Chemicals Corp. ("LaPorte") and further contributed by LaPorte to 3547728 Canada, Inc. 3547728 Canada, Inc. and OxyVinyls Canada were amalgamated with OxyVinyls Canada as the surviving entity.

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

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

  Risks and uncertainties -

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

     The carrying value of OxyVinyls' property, plant and equipment ("PP&E") is based on the historical cost incurred to acquire the PP&E, net of accumulated depreciation and net of any impairment charges. OxyVinyls is required to perform impairment tests on its assets whenever events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows that would indicate that the carrying amount may not be recoverable, or when management's plans change with respect to those assets. Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, OxyVinyls must compare the undiscounted future cash flows of an asset to its carrying value.

     Since OxyVinyls' major products are commodities, significant changes in the prices of chemical products could have a significant impact on OxyVinyls' results of operations for any particular period. OxyVinyls had one major customer, PolyOne, during the periods presented, which accounted for 13.0%, 14.8% and 20.5% of total sales for the years ended December 31, 2002, 2001 and 2000, respectively. PolyOne's trade receivable balance with OxyVinyls was approximately $24 million and $16 million at December 31, 2002 and 2001, respectively.

     Substantially all key raw materials are supplied by related parties. (See
Note 11.)

     OxyVinyls receives all VCM for its Alberta, Canada facility from one supplier. The amounts of VCM supplied to this facility totaled approximately $62 million, $47 million and $67 million for the years ended December 31, 2002, 2001 and 2000, respectively. Starting January 1, 2001, all VCM supplied to the Alberta, Canada facility has been provided under the terms of an exchange agreement (see Exchanges below).

  Revenue recognition -

     Revenue from product sales is recognized after the product is shipped and title has passed to the customer. Prices are fixed at the time of shipment. Customer incentive programs provide for payments or credits to be made to customers based on the volume of product purchased over a defined period. Total customer incentive payments over a given period are estimated and recorded as a reduction to revenue ratably over the contract period. Such estimates are evaluated and revised as warranted.

  Income taxes -

     The Partnership is generally not subject to income taxes except for Canadian income taxes related to OxyVinyls Canada, certain U.S. state income taxes and U.S. federal income taxes associated with LaPorte.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

  Income taxes - (continued)

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

  Recent accounting pronouncements -

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), which requires the purchase method of accounting for business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have an impact on the Partnership's financial position or results of operations.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangibles" ("SFAS No. 142"). The statement requires that goodwill recorded on acquisitions completed prior to July 1, 2001 be amortized through December 31, 2001. Goodwill amortization is precluded on acquisitions completed after June 30, 2001. Effective January 1, 2002, goodwill will no longer be amortized but will be tested for impairment annually. The adoption of SFAS No. 142, effective January 1, 2002, did not have an impact on the Partnership's financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." ("SFAS No. 143") which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. OxyVinyls makes capital renewal expenditures for its chemical plants on a continual basis while an asset is in operation. Thus, retirement obligations are provided for when a decision is made to dispose of a property or when operations have been curtailed on other than a temporary basis. Under SFAS No. 143, companies are required to recognize the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred if there is a legal obligation to dismantle the asset and reclaim or remediate the property at the end of the useful life. OxyVinyls will adopt SFAS No. 143 effective January 1, 2003. The initial adoption is expected to result in an after-tax charge of approximately $3.4 million, which will be recorded as a cumulative effect of a change in accounting principles. The adoption is also expected to increase net property, plant and equipment by $3.6 million, increase asset retirement obligations by $7.2 million and decrease deferred foreign tax liabilities by $.4 million. In addition, OxyVinyls will record a pre-tax charge to income of approximately $.5 million per year to reflect the accretion of the liability and higher depreciation expense beginning in 2003.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). This Statement, which addresses the accounting for impairment or disposal of long-lived assets, supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The adoption of SFAS No. 144, effective January 1, 2002, did not have an impact on the Partnership's financial position or results of operations.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

  Recent accounting pronouncements - (continued)

     In January 2003, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." (FIN No. 45). FIN No. 45 requires a company to recognize a liability for the obligations it has undertaken in issuing a guarantee. This liability would be recorded at the inception of a guarantee and would be measured at fair value. The measurement provisions of this Interpretation apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions of this Interpretation apply to financial statements for periods ending after December 15, 2002. At December 31, 2002, the notional amount of OxyVinyls commitments for residual value guarantees relating to the LaPorte, Texas VCM plant operating lease (See Note 7, Leases) and other equipment operating leases was approximately $188 million. OxyVinyls will adopt the measurement provisions of this Interpretation in the first quarter of 2003. The adoption of this Interpretation is not expected to have a material effect on the financials statements when adopted.

     In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." ("FIN No. 46"). FIN No. 46 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this Interpretation apply at inception for any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this Interpretation must be applied at the beginning of the first interim or annual period beginning after June 15, 2003. OxyVinyls will adopt the provisions of FIN No. 46 in the third quarter of 2003 for existing entities that are within the scope of this Interpretation. This Interpretation also has disclosure requirements, some of which are required to be disclosed for financial statements issued after January 31, 2003. On a preliminary basis, OxyVinyls believes that FIN No. 46 will result in the consolidation of certain variable interest entities that are owners of plant and equipment OxyVinyls leases from them. The probable consolidation will affect the LaPorte, Texas VCM plant lease and railcars under the terms of a related lease agreement dated April 30, 1999 (collectively, the "LaPorte Lease"). (See Note 7, Leases.) If consolidation of the LaPorte Lease were to take place, OxyVinyls' financial condition would result in an increase in assets of approximately $132 million and liabilities of $180 million, with a pre-tax charge of approximately $48 million in the third quarter of 2003. OxyVinyls expects to record this change as a cumulative effect of a change in accounting principles. Annual expense for depreciation would increase by approximately $12 million. If OxyVinyls chose to terminate the leases prior to adoption, there would be no cumulative effect of change in accounting principles. Additionally, FIN No. 46 may require the consolidation of OxyMar (See Note 2, Equity Investment in OxyMar) in the third quarter of 2003. If OxyMar were to be consolidated at December 31, 2002, both assets and liabilities would increase by approximately $354 million. The consolidation of OxyMar would not change OxyVinyls' results of operations.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

  Recent accounting pronouncements - (continued)

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." ("SFAS No. 146"). SFAS No. 146 requires that a liability be recognized for exit and disposal costs only when the liability has been incurred and when it can be measured at fair value. The statement is effective for exit and disposal activities that are initiated after December 31, 2002. OxyVinyls will adopt SFAS No. 146 effective January 1, 2003 and it is not expected to have a material impact on its financials statements.

  Foreign currency -

     The functional currency applicable to OxyVinyls' Canadian operations is the U.S. dollar since cash flows are denominated principally in U.S. dollars. The effect of exchange-rate changes on transactions denominated in nonfunctional currencies generated a gain of $.1 million and $.2 million for the years ended December 31, 2002 and 2001, respectively and a loss of $4.0 million for the year ended December 31, 2000. These amounts are included in the expense category of the item that gave rise to the related transaction gain or loss.

  Cash and cash equivalents -

     Cash equivalents consist of highly liquid certificates of deposits and a restricted bank deposit (see Note 7) with initial maturities of three months or less. Cash equivalents totaled $3.5 million at both December 31, 2002 and 2001.

     Interest income on deposits with unrelated parties was $.5 million, $.5 million and $1.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     Cash overdrafts are reclassified to accounts payable and amounted to $9.5 million and $8.7 million as of December 31, 2002 and 2001, respectively.

  Equity investment in OxyMar -

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

     Effective November 29, 2000, U.S. VCM transferred 28.6 percent of the ownership of OxyMar to an indirect wholly-owned subsidiary of OCC. In connection with such transfer, OxyVinyls, Oxy VCM, LP and U.S. VCM entered into the Second Amended and Restated Partnership Agreement ("the OxyMar Partnership Agreement"), dated as of November 29, 2000, pertaining to the ownership and operation of OxyMar. Pursuant to the OxyMar Partnership Agreement, U.S. VCM and OxyVinyls retained 50/50 management control of OxyMar. The percentage ownership interest held by each partner of OxyMar is:

         OxyVinyls                  50%
         Oxy VCM, LP                28.6%
         U.S. VCM                   21.4%

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

  Equity investment in OxyMar - (continued)

     Under the terms of the OxyMar Partnership Agreement, net income is allocated among the partners pro rata based on their percentage interest in the results of OxyMar. Distributions to the partners are also based on the partners' percentage interest in OxyMar. Subject to certain qualifications described below, the OxyMar Partnership Agreement requires cash calls from each partner when the quarterly cash flow forecast approved by the OxyMar managing committee shows a deficit in any month. Each partner is required to contribute a pro rata portion, based on its respective percentage interests, of the deficit in the form of an equity contribution or subordinated loan. The foregoing obligations are qualified to the extent that during the period from November 29, 2000 until April 30, 2004 (the "Restricted Period") OxyMar may not require any partner to make any contribution or loan for any purpose and the funding requirements of OxyMar shall be met by loans arranged or provided by OPC. To implement such loans during the Restricted Period, effective as of December 27, 2000, OxyMar entered into a $100 million Cash Management and Revolving Credit Facility Agreement with OPC (the "OPC Revolver"). Effective February 28, 2001, the credit facility limit under the OPC Revolver was increased to $200 million.

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

     At December 31, 2002 and 2001, the historical underlying equity in net assets of OxyMar exceeded the Partnership's investment in OxyMar by $6.4 million and $7.0 million, respectively. The deficiency is being amortized on a straight-line basis into income over 25 years. Amortization amounted to $.6 million, $.5 million and $.5 million for the years ended December 31, 2002, 2001 and 2000, respectively and is included in equity in (losses)/earnings of unconsolidated subsidiary on the consolidated statements of operations. The following table presents summarized financial information of OxyMar (in thousands):


                             For the Year Ended    For the Year Ended    For the Year Ended
                             December 31, 2002     December 31, 2001     December 31, 2000
                             ------------------    ------------------    ------------------
Net sales                    $         422,893     $         370,432      $         431,555
Costs and expenses                     389,031               408,212                439,836
                             -----------------     -----------------      ------------------
Net income (loss)            $          33,862     $         (37,780)     $          (8,281)
                             =================     =================      ==================

Current assets               $          57,343     $          30,302      $          68,423
Noncurrent assets            $         320,635     $         338,115      $         346,642
Current liabilities          $          60,497     $          35,660      $          36,255
Noncurrent liabilities       $         364,240     $         413,378      $         421,651
Partners' capital            $         (46,759)    $         (80,621)     $         (42,841)


     OPC guarantees 50 percent of OxyMar's $165 million private placement bonds due 2016 and 100 percent of a $220 million revolving line of credit which matures in 2005, under which $105 million was outstanding at December 31, 2002.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

  Equity investment in OxyMar - (continued)

     See Note 11 regarding OxyVinyls' purchase commitment from OxyMar. Unrealized profits on inventory purchased from OxyMar are deferred by OxyVinyls based on ownership percentage and are recognized upon the ultimate sale to an unaffiliated customer.

  Other assets, net -

     Other assets, net also includes certain tangible assets and deferred charges that are amortized over the estimated periods to be benefited (3 - 10 years). At December 31, 2001, other assets, net also included a net receivable of $2.9 million that was settled during 2002.

  Major maintenance expenditures -

     OxyVinyls uses the accrue-in-advance method to account for major maintenance turnaround expenditures. Under this method, an estimate is made of the costs expected to be incurred in connection with the next planned periodic maintenance shutdown. That estimate is then accrued on a straight-line basis over the period of time until the next planned major maintenance shutdown occurs. The liability for major maintenance turnaround included in accrued liabilities was $10.8 million and $12.4 million as of December 31, 2002 and 2001, respectively.

  Exchanges -

     Finished product exchange transactions, which involve homogeneous commodities held for sale in the ordinary course in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal inventory valuation policy.

  Environmental costs -

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Reserves for estimated costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, OxyVinyls uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. Recoveries and reimbursements are recorded as income when receipt is probable. Environmental reserves are recorded on a discounted basis only when a reserve is initially established and the aggregate amount of the estimated costs for a specific site and the timing of cash payments are reliably determinable. The reserve methodology for a specific site would not be modified once it has been established.

     Pursuant to the asset contribution agreements of the Partnership, the contributors (OCC and PolyOne) have an obligation to indemnify OxyVinyls for health, safety and environmental claims that relate to pre-May 1, 1999 activities and that existed as of April 30, 1999, or arise within ten years of that date, except to the extent that OxyVinyls exacerbated or accelerated the claim.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

  Environmental costs - (continued)

     As of December 31, 2002, management believes no environmental reserve is required.

  Research and development costs -

     Research and development costs, which are charged to selling, general and administrative and other operating expenses as incurred, were $4.0 million, $4.5 million and $6.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Supplemental cash flow information -

     Cash payments for income taxes totaled $.1 million, $.6 million and $7.4 million during the years ended December 31, 2002, 2001 and 2000, respectively. Net interest paid totaled $.3 million, $2.4 million and $4.1 million during the years ended December 31, 2002, 2001 and 2000, respectively.

     During the years ended December 31, 2002, 2001 and 2000, OxyVinyls sold trade receivables to an affiliate, Occidental Receivables Corp ("ORC") (formerly Occidental Receivables, Inc.), in noncash transactions. (See Note 3.)

  Fair value of financial instruments -

     OxyVinyls values financial instruments as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of those instruments. OxyVinyls estimates the fair value of its long-term debt based on the quoted market prices for the same or similar issues or on the yields offered to OxyVinyls for debt of similar rating and similar remaining maturities. The estimated fair value of OxyVinyls' long-term debt was approximately $10.4 million and $9.9 million at December 31, 2002 and 2001, respectively, compared with a carrying value of $10.0 million at both December 31, 2002 and 2001. (See Note 6.) The carrying value of all other financial instruments approximates fair value.

(3) RECEIVABLES -

     During the years ended December 31, 2002 and 2001, OxyVinyls sold, with limited recourse for credit risk, to ORC certain trade receivables under a revolving sale program in connection with the ultimate sale for cash of an undivided ownership interest in such receivables by ORC. OxyVinyls has retained the collection responsibility with respect to the receivables sold. An interest in new receivables is sold monthly in noncash transactions representing the net difference between newly created receivables and collections made from customers. Receivables must meet certain criteria to qualify for the program. OxyVinyls provides for allowances for any doubtful receivables based on its periodic evaluation of such receivables. The net receivables balance sold as of December 31, 2002 and 2001, was $129 million and $139 million, respectively.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001

(4) INVENTORIES -

     Inventories are valued at the lower of cost or market. The last-in, first-out ("LIFO") method was used to determine the cost of $76 million and $72 million of inventories at December 31, 2002 and 2001, respectively. The remaining inventories are accounted for using the first-in, first-out ("FIFO") and weighted-average-cost methods. Inventories consisted of the following (in thousands):

                                                           2002              2001
                                                       -----------       -----------

        Raw materials                                  $    21,767       $    21,399
        Materials and supplies                              18,236            20,137
        Finished goods                                      72,149            64,697
                                                       -----------       -----------
                                                           112,152           106,233
        LIFO and lower of cost or market reserve            (2,908)           (1,066)
                                                       ------------      -----------
        Total inventories                              $   109,244       $   105,167
                                                       ===========       ===========



     During 2001, certain inventory quantities carried at LIFO were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2001 purchases, the effect of which decreased cost of sales by approximately $1.0 million. There were no liquidations of LIFO layers during 2002.

(5) PROPERTY, PLANT AND EQUIPMENT -

     Property additions and major renewals and improvements are capitalized at cost. Interest costs incurred in connection with major capital expenditures are capitalized and amortized over the lives of the related assets. OxyVinyls capitalized $.7 million and $2.1 million of interest during the years ended December 31, 2002 and 2001, respectively.

     The estimated useful lives of OxyVinyls' assets, which range from 3 years to 50 years, are used to compute depreciation expense and are also used for impairment tests. The estimated useful lives used for the facilities were based on the assumption that OxyVinyls would provide an appropriate level of annual capital expenditures while the plants are still in operation. Without these continued capital expenditures, the useful lives of these plants could significantly decrease. Other factors which could change the estimated useful lives of OxyVinyls' plants include higher or lower product prices, feedstock costs, energy prices, environmental regulations, competition and technological changes.

     OxyVinyls is required to perform impairment tests on its chemical assets whenever events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows that would indicate that its carrying amount may not be recoverable, or when management's plans change with respect to those assets. Under the provisions of SFAS No. 144, OxyVinyls must compare the undiscounted future cash flows of an asset to its carrying value. The key factors which could significantly affect future cash flows are future product prices, feedstock costs, energy costs and remaining estimated useful life.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(5) PROPERTY, PLANT AND EQUIPMENT - (continued)

     Due to a temporary decrease in demand for some of its products, OxyVinyls temporarily idled a chlor-alkali plant in December 2001. This facility will remain idle until market conditions improve. Management expects that this plant will become operational in the future. The net book value of this plant was $122.5 million at December 31, 2002. This facility was tested for impairment at the time it was temporarily idled and, based on the results, no impairment was deemed necessary for this facility. OxyVinyls continues to depreciate this facility based on its remaining estimated useful life. (See Note 12.)

     OxyVinyls' plants are depreciated using either the unit-of-production or straight-line method based upon the estimated useful life of the facilities.

     Property, plant and equipment consisted of the following (in thousands):

                                                  2002              2001
                                             -------------     -------------

     Land and land improvements              $      32,707     $      32,354
     Buildings                                      54,356            55,618
     Machinery and equipment                     1,273,019         1,259,560
     Construction in progress                       39,191            39,728
                                             -------------     -------------
                                                 1,399,273         1,387,260
     Accumulated depreciation                     (472,730)         (419,785)
                                             --------------    -------------
     Property, plant and equipment, net      $     926,543     $     967,475
                                             =============     =============


(6) LONG-TERM DEBT -

     Long-term debt consists of notes payable to OCC of $10.0 million at each of the years ended December 31, 2002 and 2001. The interest rate is 4.2% and the note is due in 2006.

     The Canadian bank loan, when drawn upon, is payable in U.S. dollars under the terms of the Amended Credit Agreement entered into by OxyVinyls in December 1999. OxyVinyls Canada may borrow up to $10 million U.S. dollars under the terms of the Amended Credit Agreement, which is guaranteed by OPC. The bank loan was not drawn upon at December 31, 2002.

     Interest expense related to long-term external debt was $.3 million, $2.2 million and $4.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001



(7) COMMITMENTS AND CONTINGENCIES -

  Leases -

     At December 31, 2002, future net minimum rental commitments under noncancelable operating leases with terms in excess of one year are as follows (in thousands):

     2003                                            $    24,532
     2004                                                 21,359
     2005                                                 18,443
     2006                                                 14,652
     2007                                                 12,540
     Thereafter                                           45,536
                                                     -----------
                                                     $   137,062
                                                     ===========


     OxyVinyls leases certain VCM manufacturing facilities in LaPorte, Texas, and railcars under the terms of various related agreements dated April 30, 1999 (collectively, the "LaPorte Lease"). (See Note 2, Recent accounting pronouncements, FIN No. 46.) The initial lease term extends through April 20, 2004, and has a provision for annual renewals for an additional five years. Upon termination of the LaPorte Lease, OxyVinyls may purchase the assets based upon their estimated fair values. If the assets are not purchased at the end of the lease-term, OxyVinyls would be obligated to pay any deficiency between the fair value of the assets and the guaranteed residual of approximately $151 million; however, OxyVinyls does not expect to make payments under this provision. Total estimated future rental commitments of $6.4 million under the LaPorte Lease are included in the operating lease commitments above. Actual rent payments under the LaPorte Lease are calculated using variable interest rates. OxyVinyls has restricted bank deposits, recorded in cash and cash equivalents on the consolidated balance sheets, associated with the LaPorte Lease of $3.5 million at each of December 31, 2002 and 2001. OxyVinyls earns interest on these deposits which will be returned to OxyVinyls upon termination of the LaPorte Lease. All obligations under the LaPorte Lease are guaranteed by OPC.

     Rent expense was approximately $25.9 million, $26.6 million and $29.9 million for the years ended December 31, 2002, 2001 and 2000. Rent expense is included in cost of sales in the consolidated statements of operations.

  Other -

     OxyVinyls has entered into an agreement providing for the following future payments (in thousands) to purchase brine, a raw material utilized in chlor-alkali production. At December 31, 2002, the net present value of the fixed and determinable portion of the obligation under this agreement was used to collateralize financing of the brine supplier.

     2003                                           $       679
     2004                                                   606
     2005                                                   540
     2006                                                   480
     2007                                                   425
     Thereafter                                           1,703
                                                    -----------
                                                    $     4,433
                                                    ===========

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(7) COMMITMENTS AND CONTINGENCIES - (continued)

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

     Also, see Notes 2 and 9 related to income taxes and Notes 10 and 11 regarding related parties.

(8) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS -

     OxyVinyls participates in various defined contribution retirement plans sponsored by OPC for its salaried, domestic union and nonunion hourly, and certain foreign national employees that provide for periodic contributions by OxyVinyls based on plan-specific criteria, such as base pay, age level, and/or employee contributions. OxyVinyls expensed approximately $8.4 million, $9.2 million and $8.2 million, for the years ended December 31, 2002, 2001 and 2000, respectively, under the provisions of these plans.

     OxyVinyls provides medical and dental benefits and life insurance coverage for certain active, retired and disabled employees and their eligible dependents. The benefits generally are funded by OxyVinyls as they are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period. The total benefit costs, including the postretirement costs, were approximately $9.4 million, $7.9 million and $7.2 million in 2002, 2001 and 2000, respectively.

     The following table sets forth the components of the net periodic benefit costs from OxyVinyls' postretirement benefit plans (in thousands):


                                                                For the        For the         For the
                                                              Year Ended      Year Ended      Year Ended
                                                              December 31,   December 31,    December 31,
                                                                  2002           2001            2000
                                                              ------------   ------------    ------------
         Service cost--benefits earned during the period       $     764      $     621       $     573
         Interest cost on benefit obligation                       1,479          1,187           1,057
         Recognized actuarial loss                                   211              -               -
                                                               ---------      ---------       ---------
         Net periodic benefit cost                             $   2,454      $   1,808       $   1,630
                                                               =========      =========       =========



     OxyVinyls' postretirement benefit plans are accrued based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(8) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS - (continued)

     The following table sets forth the reconciliation of the beginning and ending balances of the benefit obligation for OxyVinyls' postretirement benefit plans (in thousands):

   Changes in benefit obligation:                           2002      2001
                                                         ---------  ---------
     Benefit obligation - beginning of year              $  18,687  $  15,254
     Service cost - benefits earned during the period          764        621
     Interest cost on projected benefit obligation           1,479      1,187
     Actuarial loss                                          4,132      1,814
     Benefits paid                                            (564)      (189)
                                                         ---------- ---------
     Benefit obligation - end of year                    $  24,498  $  18,687
                                                         =========  =========

     The postretirement benefit obligations were determined by application of the terms of medical and dental benefits and life insurance coverage, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a Consumer Price Index ("CPI") increase of 3 percent as of December 31, 2002 and 2001. Participants pay for all medical cost increases in excess of increases in the CPI. Consequently, increases in the assumed healthcare cost trend rates beyond the CPI increase would have no impact on the postretirement benefit obligation at December 31, 2002 and 2001. The discount rate used in determining the benefit obligation was 6.65 percent, 7.0 percent, and 7.75 percent as of December 31, 2002, 2001 and 2000, respectively.

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

     The following table sets forth the funded status and the amount recognized in OxyVinyls' consolidated balance sheets for postretirement benefit obligations at December 31, 2002 and 2001 (in thousands):

                                                    2002             2001
                                                -----------      ----------
         Funded status                          $   (24,498)     $  (18,687)
         Unrecognized net loss                        6,106           2,185
                                                -----------      ----------
         Postretirement benefit obligations     $   (18,392)     $  (16,502)
                                                ============     ===========

(9) INCOME TAXES -

     Deferred foreign income taxes reflect the future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. At December 31, 2002 and 2001, OxyVinyls had deferred foreign income tax liabilities of $2.8 million and $1.1 million, respectively, which are included in deferred credits and other liabilities on the consolidated balance sheets. The temporary differences resulting in deferred foreign income tax liabilities are primarily related to property, plant and equipment.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(9) INCOME TAXES - (continued)

     The current and deferred (benefit)/provision for income tax was $2.1 million and $1.6 million, respectively, for the year ended December 31, 2002; $(1.3) million and $(.5) million, respectively, for the year ended December 31, 2001 and $(1.4) million and $1.3 million, respectively, for the year ended December 31, 2000. Additionally, the Partnership paid certain minimum state and federal taxes of approximately $.7 million for the year ended December 31, 2000.

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

     Under terms of the Agreement, OPC has committed to loan OxyVinyls, on a revolving basis, up to $104 million as of December 31, 2002.

     PolyOne has guaranteed $42.3 million of the OxyVinyls' loans payable to OPC. This guarantee terminates when OxyVinyls attains a defined amount of cumulative earnings before income taxes, depreciation and amortization.

     OPC loans to OxyVinyls cannot decrease below a minimum required balance of $42.3 million before the termination of the PolyOne guarantee. The loan payable to OPC was $42.3 million at each of December 31, 2002 and 2001. In order to maintain the loan at the minimum required balance, any excess cash collected by OPC is held in the form of interest bearing deposits under terms of the Agreement. These deposits are considered loans receivable from OPC. As of December 31, 2002 and 2001, the balance of loans receivable from OPC was $79.2 million and $59.8 million, respectively. The OxyVinyls' loans payable and receivable to/from OPC, including interest, has been combined and recorded as loans receivable from OPC, net in the accompanying consolidated balance sheets.

     Loans payable to OPC accrue interest at the reported one-month London Interbank Offered Rate ("LIBOR") plus a calculated variable margin. Loans receivable from OPC accrue interest at the reported one-month LIBOR. There was minimal net interest expense (income) for the year ended December 31, 2002. Net interest expense (income) under the Agreement totaled $1.5 million and $(.1) million for the years ended December 31, 2001 and 2000, respectively. Fees payable to OPC under the Agreement totaled $.3 million, $.2 million and $.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. These fees are included in other operating expenses.

     The Agreement may be terminated by either OxyVinyls or OPC after the termination of the PolyOne guarantee, at which date any outstanding loans as well as any accrued interest and fees payable become due.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(10) CASH MANAGEMENT AND CREDIT AND DEPOSIT FACILITIES AGREEMENT WITH OPC - (continued)

     On June 1, 2002, OPC provided an additional loan of $13.7 million under an amendment to the Agreement with repayment required upon the earliest of the Deer Park, Texas chlor-alkali plant restart, termination of the credit facility or the date of December 31, 2006. This loan bears interest at the same rate as the OPC credit facility. At December 31, 2002, the outstanding loan balance was $13.7 million.

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

     OxyVinyls' sales of VCM to OCC under the terms of these agreements were approximately $31.3 million, $27.5 million and $45.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. OxyVinyls' sales of PVC and VCM to PolyOne under the terms of these agreements were approximately $179 million, $184 million and $297 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     OxyVinyls sells chlor-alkali and other specialty products to OCC under the terms of a sales agreement that expires on December 31, 2013. This agreement requires OCC to purchase at market price all chlor-alkali products produced by OxyVinyls that are not required for its internal uses. This agreement also requires OCC to purchase all specialty products produced by OxyVinyls at full manufacturing cost. This agreement also requires OxyVinyls to pay OCC a fee for marketing excess chlor-alkali products to third parties. OxyVinyls sold $84.0 million, $218.2 million and $181.7 million of chlor-alkali and specialty products to OCC during the years ended December 31, 2002, 2001 and 2000, respectively. OxyVinyls paid $13.3 million, $19.9 million and $22.0 million to OCC for the marketing fee during the years ended December 31, 2002, 2001 and 2000, respectively.

     OxyVinyls purchases ethylene from Equistar Chemicals LP ("Equistar"), an affiliate of an equity investee of OPC, under the terms of two agreements. The first agreement requires that OxyVinyls purchase ethylene at market price, 250 million pounds during the year 2000 and 200 million pounds in each of the years 2001 through 2003 for the LaPorte VCM facility. This agreement expires December 31, 2003. Under the terms of the second agreement, OxyVinyls purchases ethylene requirements for the Deer Park VCM facility at Equistar's weighted average selling price, as defined in the agreement. This agreement expires on December 31, 2013. OxyVinyls purchased $157.0 million, $193.1 million and $170.5 million of ethylene from Equistar under the terms of these agreements during the years ended December 31, 2002, 2001 and 2000, respectively.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(11) RELATED PARTY TRANSACTIONS - (continued)

     OxyVinyls purchases chlorine from Sunbelt Chlor Alkali Partnership, an equity investee of PolyOne ("Sunbelt"), under the terms of an agreement that expires on December 31, 2094. This agreement requires OxyVinyls to purchase at market price, less a discount, all chlorine produced by Sunbelt at its chlorine manufacturing process facility in McIntosh, Alabama, up to a maximum of 250 thousand tons per year. OxyVinyls purchased $30.5 million, $9.8 million and $38.7 million of chlorine from Sunbelt under the terms of this agreement during the years ended December 31, 2002, 2001 and 2000, respectively.

     OxyVinyls purchases VCM from OxyMar under the terms of a VCM purchase agreement that runs until such time as OPC, either directly or through its affiliates, ceases to own an equity interest in OxyMar. The agreement requires OxyVinyls to purchase each year at market prices a minimum of 700 million of the first 1.1 billion pounds of VCM produced and 530 million pounds of the next 1 billion pounds produced by OxyMar. Total purchases under this agreement were $308.9 million, $290.7 million and $308.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     OxyVinyls incurs costs charged by OCC and PolyOne under the terms of various service and shared facilities agreements. These agreements are in effect generally so long as services continue to be provided between parties and/or facilities continue to be shared. Under the provisions of these agreements, OxyVinyls receives from and makes payments to PolyOne and OCC for shared facilities at Louisville, Kentucky; Pedricktown, New Jersey and Pasadena, Texas. In some cases the agreements contain renewal options at negotiated prices. The net total of these costs were approximately $1.0 million, $.7 million and $.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. Additionally, OxyVinyls incurred the following costs payable to OCC and PolyOne (in millions).

                                                       OCC         PolyOne
                                                    ----------    ----------

Administrative and other support services
         For the year ended December 31, 2002      $      24.2    $      2.3
         For the year ended December 31, 2001             25.6           2.9
         For the year ended December 31, 2000             12.2           7.8

Net railcar rent expense (income)
         For the year ended December 31, 2002      $       3.7    $        -
         For the year ended December 31, 2001      $       5.6    $        -
         For the year ended December 31, 2000              4.8           (.2)


     OxyVinyls had a net receivable from OCC of $2.4 million and $16.5 million as of December 31, 2002 and 2001, respectively.

     OxyVinyls had a net payable to PolyOne of $.3 million and $1.8 million as of December 31, 2002 and 2001, respectively. The amounts due to PolyOne do not include trade receivables of $17 million and $16 million payable to ORC by PolyOne as of December 31, 2002 and 2001. (See Note 2 and Note 3.)

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(11) RELATED PARTY TRANSACTIONS - (continued)

     The Partnership has agreed (in principle) with PolyOne that, in return for the payment by PolyOne in the amount of approximately $2.0 million (approximately $.1 million paid to OxyVinyls and approximately $1.9 million paid to OCC), the parties will settle a variety of claims including, but not limited to, the claims by the Partnership against PolyOne for cleaning the by-product storage tank at the LaPorte, Texas VCM facility and a variety of accounting claims arising in the ordinary course of business among PolyOne, the Partnership and OCC.

(12) TEMPORARY IDLING OF DEER PARK, TEXAS FACILITY -

     In December 2001, OxyVinyls (of which PolyOne owns 24 percent) announced the temporary idling of its Deer Park, Texas chlor-alkali plant due to low industry capacity utilization and low product market selling prices. As of December 31, 2001, OxyVinyls had accrued $10.7 million for future employee severance and $3.1 million for liabilities associated with temporary idling of the Deer Park plant. In 2002, OxyVinyls recognized an additional $2.2 million of expense associated with the temporary plant idling plus an additional expense of $17.0 million in the third quarter related to the permanent closing of specific production assets included in the idled plant. The permanent closure costs included $14.5 million for the impairment of the fixed assets as well as $2.5 million for decommissioning costs. As of December 31, 2002, OxyVinyls had a remaining accrual of $4.7 million for future employee severance liabilities and decommissioning costs. The plant had a net property carrying value by OxyVinyls at the end of 2002 of approximately $122.5 million, which is anticipated to be realized through future operations upon the restart of the plant. (See Note 5.) Although chlorine demand in all major market segments increased steadily in 2002, particularly VCM, domestic demand for co-product caustic soda was flat year-over-year and exports from the U.S. declined. OxyVinyls will maintain the Deer Park chlor-alkali plant in a standby mode pending further strengthening in the overall economic conditions and improved demand for caustic soda.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(13) VALUATION AND QUALIFYING ACCOUNTS -

     Severance of $10.7 million related to the Deer Park Facility was recorded in 2001. These costs were recorded in accrued liabilities and the amount charged to expense is recorded in selling general and administrative and other operating expenses. (See Note 12.)

     The following table presents the activity of certain valuation and qualifying accounts for the years ended December 31, 2002, 2001 and 2000 (in millions).


                                                Balance at                                              Balance at
                                                Beginning   Charged to                                    End of
                                                of Period     Expense     Deductions    Adjustment        Period
                                                ---------   ----------    ----------    ----------       ---------
For the year ended December 31, 2002
       Allowance for doubtful accounts        $    -        $     -       $    (3.7)    $     3.7(d)      $      -
       Allowance for long-term doubtful
         accounts                             $    2.2      $     -       $    (2.2)    $       -         $      -
       Severance and other obligations        $   10.7      $     -       $    (8.5)(a) $       -         $    2.2
----------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2001
       Allowance for doubtful accounts        $    -        $     3.2     $    (1.1)    $    (2.1)(d)     $      -
       Allowance for long-term doubtful
         accounts                             $    4.5      $     -       $       -     $    (2.3)(c)     $    2.2
       Severance and other obligations        $    -        $    10.7     $       -     $       -         $   10.7
----------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2000
       Allowance for doubtful accounts        $    -        $     1.3     $     (.8)    $     (.5)(d)     $      -
       Allowance for long-term doubtful
         accounts                             $    -        $     4.5     $       -     $       -         $    4.5
       Severance and other obligations        $    3.2      $     -       $    (2.6)(a) $     (.6)(b)     $      -



        (a) Payments under the Partnership's plan for termination and relocation of certain employees.
        (b)  Adjustment to cost of acquisition.
        (c)  Adjusted to income.
        (d)  Allowance balance transferred to ORC, net.